Form 20-F
period 2002-12-31
PEMEX FINANCE LTD
filed 2003-06-27
CIK 1096057

QuickLinks -- Click here to rapidly navigate through this document

As filed with the securities and Exchange Commission on June 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

Commission File No. 333-10920-01

Pemex Finance Ltd. (Exact Name of Registrant as Specified in Its Charter)
Cayman Islands (Jurisdiction of Incorporation or Organization)

BNP Paribas
Private Bank & Trust
Cayman Limited
P.O. Box 10632APO
4th Floor
Piccadilly Centre, Elgin Avenue
George Town, Grand Cayman
Cayman Islands
(345) 945-9208
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None
Securities to be registered pursuant to Section 12(g) of the Act:    None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$500,000,000 5.72% Notes due 2003	$200,000,000 8.875% Notes due 2010
$300,000,000 6.125% Notes due 2003	$800,000,000 9.03% Notes due 2011
$225,000,000 9.14% Notes due 2004	$250,000,000 7.33% Notes due 2012
$50,000,000 9.22% Notes due 2004	$150,000,000 7.80% Notes due 2013
$350,000,000 8.02% Notes due 2007	$200,000,000 10.61% Notes due 2017
$200,000,000 8.450% Notes due 2007	$250,000,000 9.15% Notes due 2018
$300,000,000 6.550% Notes due 2008	$100,000,000 Floating Rate Notes, Series A, due 2014
$600,000,000 9.69% Notes due 2009	$90,000,000 Floating Rate Notes, Series B, due 2014
$400,000,000 6.30% Notes due 2010	$35,000,000 Floating Rate Notes, Series C, due 2004

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,000 ordinary shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☒

*
Omitted because the item is inapplicable or the answer is negative.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2002, as filed with the United States Securities and Exchange Commission (the "SEC") (Commission file No. 1-99) on June 27, 2003, is incorporated herein by reference, together with any amendments thereto.

CERTAIN DEFINED TERMS AND CONVENTIONS

        Unless the context otherwise requires, the terms "Pemex Finance", "we", "us", "our" and the "issuer" refer to Pemex Finance Ltd.; the term "Mexico" refers to the United Mexican States; and the term the "Mexican Government" refers to the three branches (executive, legislative and judicial) of the federal government of Mexico. The term "subsidiary entities" refers to the subsidiary entities of Petróleos Mexicanos, which are Pemex-Exploración y Producción ("PEP"), Pemex-Refinación ("Pemex-Refining"), Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals") and Pemex-Petroquímica ("Pemex-Petrochemicals"). For convenience, when we wish to refer to Petróleos Mexicanos and its subsidiary entities together, we use the term "PEMEX".

FACTORS AFFECTING FORWARD LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This annual report of Pemex Finance on Form 20-F contains words, such as "believe", "plan", "expect" and "anticipate" and similar expressions that constitute forward-looking statements, which reflect Pemex Finance's views about future events and financial performance. Specifically, certain statements under the caption "Item 4. Information on the Company—Description of Business" relating to the operation and performance of Pemex

i

Finance, P.M.I. Comercio Internacional, S.A. de C.V., which we call "PMI", and PEP and under the caption "Item 5. Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements.

        These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to changes in import controls or import duties, levies or taxes in international markets, and changes in prices or demand for crude oil in international markets, as a result of competitive actions or economic factors. These forward-looking statements are also subject to the risks of performance by third parties in accordance with contractual terms and specifications. Although we believe that the expectations reflected by these forward-looking statements are reasonable based on information currently available to us, we cannot assure that such expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

        The annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2002, incorporated herein by reference, also contains forward looking statements. For a discussion of the factors affecting the forward looking statements contained therein, see the last paragraph on page 2 thereof.

CURRENCY OF PRESENTATION

        References in this annual report to "U.S. dollars", "U.S.$", "dollars" or "$" are to the lawful currency of the United States. References in this annual report to "pesos" or "Ps." are to the lawful currency of Mexico which, effective January 1, 1993, replaced Mexico's former currency (also called the "peso") at the rate of one peso to one thousand old pesos. During the transition period from January 1, 1993 through December 31, 1995, the new currency was officially referred to as the nuevo peso (the new peso) and since January 1, 1996, has been officially referred to as the peso. All amounts set forth in this annual report in Mexican currency are stated in pesos, even if such amounts relate to a period before January 1, 1996.

        This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the sake of convenience. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.3125 to U.S.$1.00, which is the exchange rate that the Ministry of Finance and Public Credit gave PEMEX on December 31, 2002. On June 23, 2003, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 10.4745.

ii

Item 1. Identity of Directors, Senior Management, and Advisers.

        Not applicable.

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

        The following selected financial data of Pemex Finance have been derived from our audited financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 as audited by PricewaterhouseCoopers, independent accountants. Our financial statements are prepared in accordance with the international accounting standards promulgated by the International Accounting Standards Committee, otherwise referred to as "IAS". This summary financial data should be read together with, and are qualified in their entirety by reference to, the section entitled "Item 5. Operating and Financial Review and Prospects" and our audited financial statements.

        Because the period from November 18, 1998 (date of inception) to December 31, 1998 is shorter than the other periods in the table, the financial data provided for such period and the financial data as of and for the years ended December 31, 2002, 2001, 2000 and 1999 are not directly comparable. The information for the period from November 18, 1998 to December 31, 1998 is not necessarily indicative of results that would have been posted had we been in full operation during the entire 12 month period from January 1, 1998 to December 31, 1998.

	Year ended December 31,
	November 18, 1998 to December 31, 1998	1999	2000	2001	2002
	(in thousands of U.S. dollars)
Income Statement Data
Revenues	$11,176	$343,904	$527,535	$524,883	$492,891
Financing costs	(6,877)	(286,845)	(483,179)	(458,550)	(466,173)
General and administrative expenses	(62)	(3,176)	(1,682)	(1,001)	(712)

Net income	$4,237	$53,883	$42,674	$65,332	$26,006

	Year ended December 31,
	November 18, 1998 to December 31, 1998	1999	2000	2001	2002
		(in thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$66,055	$143,821	$256,693	$173,359	$253,001
Current purchased accounts receivable	146,138	402,269	559,484	452,372	878,700
Rights to future (ungenerated) purchased accounts receivable	1,537,497	4,189,399	4,875,529	4,894,069	4,113,835
Total assets	1,762,669	4,738,920	5,694,373	5,521,694	5,246,662
Current liabilities	8,432	51,800	63,828	55,817	60,612
Long-term debt	1,750,000	4,629,000	5,529,750	5,299,750	4,993,917
Total liabilities	1,758,432	4,680,800	5,593,578	5,355,567	5,054,529
Capital stock	—	—	1	1	1
Total shareholders' equity	4,237	58,120	100,795	166,127	192,133
Total liabilities and shareholders' equity	$1,762,669	$4,738,920	$5,694,373	$5,521,694	$5,246,662

RISK FACTORS

        We are subject to various changing economic and social conditions, including in the petroleum industry, as described below. You should consider carefully the following factors as well as the other information in this annual report.

Risks Related to Payments on the Notes

Our ability to make payments on the Notes depends on PEMEX's generation of sufficient eligible receivables.

        Generally, our business consists of using the proceeds of the debt we issue to purchase accounts receivable which have been generated or will be generated in the future through the sale of crude oil to the 33 current designated customers of PMI. PMI purchases the crude oil that it sells to these designated customers from PEP, Petróleos Mexicanos' exploration and production affiliate. We make payments on our indebtedness, including the notes we have issued under a senior indenture dated as of December 1, 1998 (which we call the "Notes"), from the money that certain designated customers pay into a collection account on eligible accounts receivable for crude oil. We do not have a direct commercial relationship with these designated customers, and we do not produce, transport or sell crude oil. Accordingly, because we do not generate the eligible receivables ourselves, our ability to make payments on the Notes depends on the generation of eligible receivables by PMI, including both current eligible receivables and eligible receivables that will be generated in the future. We rely on Petróleos Mexicanos, operating through PMI and PEP, to sell enough crude oil to the designated customers over time to generate sufficient eligible receivables. We have no control over Petróleos Mexicanos, PEP or PMI.

        Petróleos Mexicanos, PEP and PMI's ability to generate enough eligible receivables to allow us to make timely payments on the Notes depends on two factors:

  •
  whether the designated customers buy enough of PEMEX's crude oil; and

  •
  whether PEP can maintain sufficient production levels.

        1.    The designated customers may reduce the amount of crude oil they purchase.    The level of demand for PEMEX's crude oil is directly related to the designated customers' continuing need for and ability to purchase crude oil from PMI. However, a designated customer's demand for PEMEX's crude oil could diminish for a variety of reasons, including:

  •
  changes in the market for that designated customer's products,

  •
  a decision to purchase crude oil from an alternate source, or

  •
  a deterioration in the customer's business or financial condition.

        Reduction in designated customer demand could materially limit Petróleos Mexicanos, PEP and PMI's ability to generate eligible receivables.

        Similarly, PMI may materially change the terms under which it sells its crude oil to any designated customer. These changes may make it more difficult for that designated customer to purchase crude oil from PMI. We purchase receivables that have already been generated by PMI, as well as future receivables that PMI will generate. To the extent that the time between the sale and generation of future receivables increases, these risks will be borne for a longer period. See "Item 5. Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources". We have no control over the designated customers or PMI in situations like these. See "—Risks Related to PEMEX, PEP and PMI—Crude oil prices are volatile, and low oil prices negatively affect PEMEX's income". For a discussion of PEMEX's customers, see "Item 4. Information on the Company—Description of Business—PEMEX's Customers and Receivables".

        2.    PEP may not produce sufficient crude oil to permit the creation of enough eligible receivables.    The ability to generate eligible receivables is also dependent on PEP's continued sale of crude oil through PMI. PEP has agreed not to export crude oil to designated customers other than through PMI. However, PEP has no contractual obligation to continue to produce and sell crude oil generally. Further, in order to maintain sufficiently high production levels, PEP may have to find additional oil reserves as the existing reserves become depleted. PEP may also need to invest in new production facilities as the existing facilities become obsolete. We have no control over PEP and cannot guarantee that PEP will be able to find additional reserves or invest in new facilities. See "—Risks Related to PEMEX, PEP and PMI".

If collections on purchased receivables are held in the retention account, cash flow available to PEP could be reduced, which could hurt PEP's ability to produce oil and PMI's ability to generate eligible receivables.

        In some circumstances, such as when an event of default occurs, all or a portion of collections on purchased receivables paid into the collection account will be transferred to a retention account. It is possible that the transfer of funds to the retention account could significantly reduce our purchases of eligible receivables, which would in turn reduce PEP's operating cash flow. Any reduction in cash flow available to PEP to fund its operations on a day to day basis could adversely affect its ability to produce oil and, in turn, the level of receivables generated by PMI.

        For an explanation of the circumstances in which collections will be paid into the retention account, see "Item 4. Information on the Company—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default" and "—Funding and Administration of Retention Account".

If PMI fails to generate eligible receivables we have already purchased, we have no recourse to PMI or PMI Services.

        Most of the eligible receivables we have purchased and will purchase will be generated at some point in the future. We cannot guarantee that current market conditions will continue to prevail. Since we have no recourse to PEP, PMI or P.M.I. Services B.V., which we call "PMI Services", except in limited circumstances, we alone bear the risk that PMI will not be able to generate the future eligible receivables for which we have already paid.

If a designated customer fails to honor its payment obligations, we have no recourse to PMI or PMI Services.

        Except in limited circumstances, PMI and PMI Services have no obligation to refund any of our payments for eligible receivables. This includes payments we have made from the approximately U.S.$5.0 billion of proceeds from our existing indebtedness. Without recourse to PMI, PMI Services or any other entity, we alone bear the risk of a designated customer failing to honor its payment obligations with respect to any current and future eligible receivables purchased from PMI.

        There are only two limited situations in which we may rescind our purchase of eligible receivables and claim repayment of the purchase price from PMI. We may rescind our purchase if:

  •
  PMI sells us a receivable that fails to meet the quality standards specified in the receivables purchase agreement; or

  •
  PMI does not comply with covenants in the receivables purchase agreement designed to ensure the continuity of its operations and its ability to sell eligible receivables on an on-going basis.

        These limited circumstances do not include the failure of a designated customer to fulfill its payment obligations. See "Item 4. Information on the Company—Description of Principal Agreements—The Receivables Purchase Agreement—Substitution and Repurchase of Receivables". Therefore, once PMI has generated a purchased receivable, PMI will have satisfied its obligation to deliver that receivable, regardless of whether that customer ultimately pays.

In order to make payments on the Notes, we rely on the designated customers to make timely payments on the purchased receivables into the collection account.

        If one or more designated customers suffer significant negative changes in their business or financial condition that make it difficult or impossible for them to make payments on the purchased receivables, it will impair our ability to make payments on the Notes. The magnitude of this negative effect will depend primarily on the amounts these designated customers owe with respect to purchased receivables.

        Neither we nor PMI limits the percentage of sales of crude oil which is sold to particular customers. Similarly, neither we nor PMI places any limit on the amount of any receivables payable by any designated customer's purchased receivables or the amount of purchased receivables of affiliates of PEMEX.

        The designated customers do not buy crude oil at set intervals. Accordingly, we cannot guarantee that any particular pattern of payments into the collection account will occur. The non-payment by even one designated customer may have a substantial impact on the flow of collections into the collection account.

A court may not treat our purchase of eligible receivables as a sale or may contest our purchase, which may make it difficult for us to make payments on the Notes if PMI or PMI Services becomes insolvent or bankrupt.

        We have been advised by our Mexican counsel, our Netherlands counsel, and our Cayman Islands counsel that transfers of eligible receivables under the receivables purchase agreement should qualify as sales under the laws of those jurisdictions. However, no court precedent in those jurisdictions directly supports that advice. Therefore, we cannot assure you that a court in any of these jurisdictions would view the transfer of eligible receivables from PMI to PMI Services, or from PMI Services to us, as sales. If the transfer is not treated as a sale, we may have difficulty making payments on the Notes if PMI or PMI Services becomes insolvent or subject to bankruptcy or equivalent proceedings. In addition, in any such bankruptcy or equivalent proceeding, either PMI Services or we may be stayed in taking action with respect to the receivables and required to have our interests in the receivables determined by a court, which would likely delay and could result in reductions in payments on the Notes.

        Furthermore, our ability to make payments on the Notes could be limited if a court were to void a transfer by which we received eligible receivables. A court could void a transfer of eligible receivables if the transfer were made:

  •
  with the intent to hinder, delay or defraud PMI, PMI Services or their creditors; or

  •
  at a time when PMI or PMI Services was insolvent, deemed insolvent or contemplating insolvency if the transfer were made without payment of a reasonable purchase price.

        If the transfer were considered void, PMI Services or we could be treated as having an unsecured claim for the amount paid to purchase the receivables.

        1.    Treatment Under Mexican and Cayman Islands Law.    Instead of treating the transfers of eligible receivables from PMI to PMI Services and from PMI Services to us as sales, courts applying Mexican or Cayman Islands law could treat these transfers in two other ways:

  •
  they could treat the transfer of eligible receivables as assignments of collateral as security from PMI to PMI Services and from PMI Services to us; or

  •
  they could treat the transfer as giving rise to an unsecured claim for the amounts that we paid to PMI Services, and that PMI Services paid to PMI. Claims for these amounts would rank equally in right of payment with all other unsecured obligations of PMI and PMI Services. Such an unsecured claim against PMI would be subordinate to claims of PMI's creditors preferred under Mexican bankruptcy law.

        Although there are no court precedents supporting the foregoing treatment, if the transfer is treated in either of these ways, it is likely that there would be a delay and, possibly, a reduction in payment on the Notes.

        You should also be aware that because PMI is a Mexican corporation, it is subject to Mexican bankruptcy law. Under Mexican bankruptcy law, the bankruptcy trustee may discontinue some activities of a bankrupt company and refuse to perform some contractual obligations of that company upon court approval. In particular, if PMI were declared bankrupt by a Mexican bankruptcy court, the bankruptcy trustee could discontinue sales of crude oil upon court approval. This discontinuation would terminate the generation of future eligible receivables we had already purchased and thus substantially reduce our ability to make payments under the Notes.

        The bankruptcy trustee could also refuse to continue to sell additional eligible receivables to PMI Services under the receivables purchase agreement. PMI Services could file a claim against the estate of PMI seeking a remedy for PMI's failure to generate future eligible receivables that we had already purchased. However, even if a court were to recognize PMI Services' claim, it would qualify as an unsecured claim for the amount PMI Services paid to PMI, in which case the claim would rank equally in right of payment with all other unsecured obligations of PMI, and would be subordinate to claims of creditors preferred under Mexican bankruptcy law. The amount recoverable under this claim, if any, would depend on the outcome of the bankruptcy proceedings.

        2.    Treatment Under Netherlands Law.    Legal doctrine in the Netherlands might, if PMI Services were to enter bankruptcy proceedings under Netherlands law, limit our rights to eligible receivables that we purchased prior to the bankruptcy proceedings but that PMI generated after those proceedings began. In this case, Netherlands law would grant us only the right to recover the purchase price we paid to PMI Services for the eligible receivables. This right to recover the relevant purchase price would rank equally with all other unsecured indebtedness or other obligations of PMI Services. If PMI Services' assets were inadequate to cover all the claims, we could only recover our pro rata share of the assets.

        3.    Treatment Under New York Law.    If PMI or PMI Services were to become the subject of a bankruptcy proceeding and if the court were to apply New York law, the court might decide to recharacterize each transfer of eligible receivables as the provision of collateral to secure a loan. The court would therefore consider us to be a creditor of PMI Services, and PMI Services to be a creditor of PMI. In our capacity as creditors, we and PMI Services might be treated as having a security interest in the eligible receivables that we had already purchased.

        We cannot predict what effect, if any, this determination would have in a bankruptcy proceeding of PMI or PMI Services in Mexico, the Cayman Islands or The Netherlands because there is no legal provision or precedent in those jurisdictions directly applicable to the sale transaction described in this annual report. Moreover, if a bankruptcy proceeding of PMI or PMI Services were brought in the United States and the court were to recharacterize the transfer as described above, we can give no assurance that the court would find us to be entitled to assets sufficient to cover payments on the Notes or that these payments could be made on a timely basis.

        To the extent that the time between the sale and generation of future receivables increases, the risks described in this risk factor will be borne for a longer period. See "Item 5. Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

Risks Related to the Obligations of Pemex Finance, PMI Services, PMI and PEP

The trustee may not be aware of all relevant events possibly leading to an event of default.

        We cannot guarantee that the trustee representing holders' interest in the Notes will learn of events that may give rise to an event of default under the Notes. We have agreed to a number of financial covenants under the fiscal agency agreement. We, PEP, PMI and PMI Services have agreed to other covenants under the fiscal agency agreement, the indenture and the receivables purchase agreement. Failure to comply with those covenants, on our part or on the part of PEP, PMI or PMI Services, will give rise to an event of default under the Notes.

        However, the servicer, the fiscal agent and the collection agent have no duty to monitor compliance with the covenants. Further, none of them has any duty to inform the trustee or anyone else of a violation of the covenants. This means that the trustee may not be aware that an event of default has occurred or is about to occur, and therefore may not be able to make demands of us, PEP, PMI and PMI Services that can be made in an event of default and that might be in the interest of holders of Notes. For a description of risks that arise after an event of default has occurred, see the following risk factor.

If an event of default occurs, holders of Notes will have recourse only to us and we cannot guarantee that these holders will receive all of the money to which they are entitled.

        If an event of default occurs, holders of Notes may not receive all of the money to which they are entitled under the Notes. An event of default may prompt the acceleration of the maturity of the Notes of any series. If this occurs, subject to some exceptions, holders of Notes will receive an amount of the accelerated payments of principal and interest equal to their proportionate share of the amounts on deposit in the retention account maintained by the fiscal agent. However, the amounts distributed from the retention account over time may not be sufficient to pay all of the money to which holders of Notes are entitled. See "Item 4. Information on the Company—Description of Principal Agreements—The Fiscal Agency Agreement—Funding and Administration of Retention Account".

        The Notes are solely our obligation. They are not obligations of, or guaranteed by, the Mexican Government, PEMEX, PEP, PMI, PMI Services, any other affiliate of PEMEX, any designated customer or any other party. Moreover, in an event of default, holders of Notes will not have any recourse against any of our shareholders, directors or officers.

We have limited control over PMI in its capacity as servicer.

        PMI has been named the servicer. We may remove PMI as servicer in some limited circumstances. However, beyond those circumstances, we have no control over the manner in which PMI or any subsequently named servicer carries out its duties as servicer.

        As the servicer, PMI services, manages, administers and collects the eligible receivables that we have purchased. PMI has agreed not to resign as servicer so long as:

  •
  the servicing and collection agency agreement remains in effect, or

  •
  any document governing the transactions described in this annual report requires that eligible receivables be generated, sold to us and collected.

        We cannot ensure that any subsequently named servicer will be able to carry out its duties at the same level of efficiency as PMI. See "Item 4. Information on the Company—Description of Principal Agreements—The Servicing and Collection Agency Agreement—Duties of the Servicer".

Because we are a foreign company, holders of the Notes may not be able to effect service of process on, or enforce a judgment against, us.

        We are organized under the laws of the Cayman Islands, and all of our assets, directors and officers, as well as some of the experts named in this annual report, reside outside the United States. As a result, you may not be able to effect service of process on us, our directors or officers or the experts within the United States. You also may not be able to enforce in the United States judgments obtained in the United States against us or our directors or officers, if those judgments are not based on Cayman Islands law. Accordingly, you may not be able to enforce in the United States any judgments based on the civil liability provisions of the federal securities laws of the United States.

        Our Cayman Islands counsel has advised us that the courts of the Cayman Islands will recognize and enforce a foreign judgment without re-examining the merits of that judgment so long as:

  •
  it is final;

  •
  the court had jurisdiction over the defendant according to Cayman Islands conflict of law rules;

  •
  the judgment is conclusive and is for an amount of money which is not a penalty, a tax, a fine or similar obligation; and

  •
  neither the manner in which the judgment was obtained nor the kind of judgment which was obtained would be contrary to natural justice or the public policy of the Cayman Islands.

        Nevertheless, we do not know whether you would be able to enforce liabilities based on the federal securities laws of the United States in the Cayman Islands. We also do not know whether Cayman Islands courts would enforce judgments of United States courts based on the civil liability provisions of the federal securities laws of the United States.

Risks Related to PEMEX, PEP and PMI

The Mexican Government controls PEMEX; it could limit PEMEX's ability to satisfy its external debt obligations, and it could privatize PEMEX.

        Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls PEMEX, as well as its annual budget, which is approved by the Mexican Congress. The Mexican Government has the power to intervene directly or indirectly in PEMEX's commercial affairs. Such an intervention could adversely affect PEMEX and thereby adversely affect our ability to make payments under the Notes.

        The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of the United Mexican States) were amended, to privatize or transfer all or a portion of PEMEX or its assets. A privatization could adversely affect PEMEX's production, cause a disruption in its workforce and its operations, and cause it to default on certain obligations. See also "—Risks Related to Mexico" below.

Crude oil prices are volatile, and low oil prices negatively affect PEMEX's income.

        International crude oil prices are subject to global supply and demand, and fluctuate due to many factors beyond PEMEX's control. These factors include competition within the oil industry and with other industries in supplying clients with competing commodities, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations, political events in major oil producing and consuming nations and actions taken by organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries.

        Maya crude oil is particularly vulnerable to fluctuations in international crude oil prices. Because Maya crude oil is a heavy sour crude oil with a smaller, more concentrated market, it is more susceptible to drops in international crude oil demand. In addition, when prices of lighter crude oils decrease, Maya crude oil becomes less competitive because it costs more to refine it. Historically, the weighted average price of Maya crude oil exported by PEMEX has fluctuated from U.S.$25.33 per barrel in 1984 to U.S.$14.08 in 1999. The weighted average price per barrel of Maya crude oil exported by PEMEX during 2002 was U.S.$20.71.

        When international crude oil and natural gas prices are low, PEMEX earns less export sales revenue, and, therefore, earn less income because its costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, PEMEX earns more export sales revenue and its income increases. As a result, future fluctuations in international crude oil prices will directly affect PEMEX's results of operations and financial condition.

        If Maya crude oil prices decline for a substantial period below certain levels, PEMEX and PMI might be unable to cause the monthly average amount of eligible receivables of designated customers generated by PMI to achieve the levels needed to maintain the debt service coverage ratio required under the fiscal agency agreement and, ultimately, to make our payments on the Notes.

        Very low crude oil prices, in particular, could negatively affect PEP's ability to maintain its levels of production and therefore the generation of receivables.

The Mexican Government has entered into agreements with other nations to limit production.

        Although Mexico is not a member of OPEC, it has entered into agreements with OPEC and non-OPEC countries to reduce global crude oil supply. PEMEX does not control the Mexican Government's international affairs and the Mexican Government could agree with OPEC or other countries to reduce PEMEX's crude oil production or exports in the future. A reduction in PEMEX's oil production and/or exports could reduce PEMEX's revenues.

PEMEX does not own the hydrocarbon reserves in Mexico, and PEMEX's information on reserves is based on estimates.

        The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives Petróleos Mexicanos and the subsidiary entities the exclusive right to exploit Mexico's hydrocarbon reserves, it does not preclude the Mexican Government from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect PEMEX's ability to generate income.

        The information on oil, gas and other reserves set forth in the annual report on Form 20-F of Petróleos Mexicanos is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserve estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. Therefore, proved reserve estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. PEP revises its estimates of Mexico's hydrocarbon reserves annually, which may result in material revisions to PEMEX's estimates of Mexico's hydrocarbon reserves.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks.

        PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of our facilities and equipment), and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation).

        More specifically, PEMEX's business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires, and mechanical failures. The occurrence of any of these events could result in personal injuries, loss of life, environmental damage and the necessary clean-up expenses, and damage to property.

        Although PEMEX has purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government.

        The Mexican Government taxes Petróleos Mexicanos and its subsidiary entities heavily. Approximately 64% of PEMEX's sales revenues are used to pay taxes. The Mexican Government and PEMEX determine the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors. In addition, Petróleos Mexicanos is obligated to pay minimum guaranteed dividends to the Mexican Government.

PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico's hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX's income and inability to obtain financing may limit PEMEX's ability to make capital investments.

        PEMEX invests funds to increase the amount of extractable hydrocarbon reserves in Mexico. PEMEX also continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of PEMEX's infrastructure. PEMEX's ability to make these capital expenditures is limited by the substantial taxes that it pays and cyclical decreases in its revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit its ability to make capital investments.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

        A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to PEMEX's operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases PEMEX's costs because it requires PEMEX to make significant capital expenditures, limits its ability to extract hydrocarbons resulting in lower revenues, and forces PEMEX to raise the price of its products relative to its competitors. At December 31, 2002, PEMEX estimated and accrued environmental liabilities totaled Ps. 2,200 million.

PEMEX publishes less financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission.

        PEMEX prepares its financial statements according to Mexican GAAP, except as to the recognition of inflation, which is recognized in its financial statements according to the Mexican Financial Reporting Standards applicable to Mexican public sector companies. Mexican GAAP differs in certain significant respects from U.S. GAAP. In addition, PEMEX generally only prepares U.S. GAAP information on a yearly basis. As a result, there may be less or different publicly available information about PEMEX than there is about U.S. issuers.

Changes in Mexican taxes may occur which may allow us to redeem the Notes without paying a premium to holders of Notes.

        PMI obtained a ruling from the Mexican tax authorities confirming that with respect to the payments under the Notes PMI is not subject to withholding tax in Mexico. PricewaterhouseCoopers, special Mexican tax counsel to Pemex Finance, has advised us that the Mexican Income Tax Law was amended, effective on January 1, 2002, and under the amended tax law PMI might be subject to withholding tax at rate of 10%. However, PricewaterhouseCoopers advised us that PMI would not be subject to withholding tax because of this amendment to the Mexican Income Tax Law, as long as the Treaty to Avoid Double Taxation between Mexico and The Netherlands is in force.

        You should be aware that, under the terms of the supplemental indentures under which the Notes were issued, we have the right to redeem the Notes in some circumstances without paying a make whole premium to holders of the Notes to account for any losses they may suffer because of the early redemption. We can redeem the Notes without paying holders this premium if:

  •
  any change or amendment in applicable law, including Mexican law or its interpretation, obliges us to increase the additional amounts that we are required to pay on the Notes to ensure that the net payment received by each holder after any withholding or deduction for tax purposes equals the payment that would have been received in the absence of the withholding or deduction, and

  •
  we, PMI Services, PMI, PEP or Petróleos Mexicanos, as the case may be, cannot avoid this obligation by taking reasonable available measures.

        Mexican tax rules are approved on an annual basis. The Treaty to Avoid Double Taxation between Mexico and The Netherlands, on which the PricewaterhouseCoopers advice referred to above relies, may be amended. Therefore, we cannot assure you that the applicable legal and treaty provisions will remain in effect. Additional taxes may apply to the transactions described in this annual report. Accordingly, you should be aware that these transactions, including payments under the Notes, may be subject to Mexican taxes in the future.

Petróleos Mexicanos, PEP or PMI may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

        Petróleos Mexicanos, PEP and PMI are decentralized public entities of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against them unless the U.S. court determines that they are not entitled to sovereign immunity with respect to that action. In addition, Mexican law does not allow attachment prior to judgment. As a result, your ability to enforce judgments against Petróleos Mexicanos, PEP and PMI in the courts of Mexico may be limited. We also do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against Petróleos Mexicanos, PEP or PMI, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against their property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act. Finally, if you were to bring an action in Mexico seeking to enforce the obligations of Petróleos Mexicanos, PEP or PMI, including obligations under documents related to the receivables and the letter agreement between us and PEMEX, satisfaction of those obligations may be made in pesos.

        The directors and officers of PEMEX, as well as some of the experts named in this annual report, reside outside the United States. Substantially all of PEMEX's assets and those of most of its directors, officers and experts are located outside the United States. As a result, you may not be able to effect service of process on its directors or officers or those experts within the United States.

Risks Related to Mexico

Economic conditions and government policies in Mexico may have a material impact on our operations.

        A deterioration in Mexico's economic conditions, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our and PEMEX's ability to obtain and service foreign debt. In addition, the Mexican Government may cut spending in the future. These cuts could adversely affect PEMEX's business, financial condition and prospects. In the past Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation, and other economic problems. These problems may reemerge in the future, and could adversely affect PEMEX's business and our ability to service our debt.

Changes in exchange rates or in Mexico's exchange control laws may hamper our ability to make payments on the Notes.

        While the Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican Government will maintain its current policies with regard to the peso or that the peso's value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Mexican Government policies affecting the value of the peso could prevent Petróleos Mexicanos, PEP or PMI from paying their foreign currency obligations. If they do stop paying their foreign currency obligations, PMI may be unable to continue generating or servicing eligible receivables, which may in turn render us unable to make payments to holders of the Notes.

        In the future, we and PEMEX may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase PEMEX's and our interest costs in pesos and result in foreign exchange losses.

Risks Related to the Notes

The market for the Notes may not be liquid.

        The Notes are primarily traded in the over-the-counter market. The Notes are not listed on any securities exchange other than the Luxembourg Stock Exchange and are not quoted through an automated quotation system. We can make no assurance as to the liquidity of or trading markets for the Notes. We cannot guarantee that holders of Notes will be able to sell their Notes in the future. We also cannot guarantee that any sale would be at a price equal to or greater than the principal amount or initial offering price of the Notes. If the market for the Notes does not develop, holders of Notes may be unable to resell the Notes for an extended period of time, if at all. Consequently, holders of the Notes may not be able to easily liquidate their investment, and the Notes may not be readily accepted as collateral for loans.

We may issue additional debt, which may affect the holders of Notes negatively.

        From time to time, we may issue additional debt securities or incur other indebtedness. If we issue additional debt, our existing noteholders' proportional share in the proceeds from the retention account if an event of default or specified event under the fiscal agency agreement occurs will be smaller. See "Item 4. Information on the Company—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default" and "—Specified Events". Further, there may be more creditors pursuing our assets if we default or become bankrupt. Thus, our assets would be divided among a greater number of creditors.

The rights of MBIA or Ambac may limit the rights of the holders.

        MBIA Insurance Corporation ("MBIA") and Ambac Assurance Corporation ("Ambac") have rights under the documents governing our existing debt which may significantly limit the rights of the holders of insured Notes to seek a remedy for any breach or to instruct the trustee to pursue a remedy. More specifically, under the note insurance policies, MBIA and Ambac are the series controlling party for the series of insured Notes that they guarantee. This means that, unless it has defaulted on its obligations under its note insurance policy, MBIA or Ambac, as applicable, has the right to:

  •
  direct the trustee for the series of Notes that it insures to exercise all remedies of the noteholders under the applicable supplemental indenture;

  •
  waive any remedy with respect to the relevant insured Notes against us, Petróleos Mexicanos, PMI, PMI Services or PEP, under the other documents governing this transaction, with some exceptions; and

  •
  approve changes to the transaction documents as they relate to the relevant series of insured Notes, with some exceptions.

        Holders do not have the same rights with respect to the insured Notes. See "Item 4. Information on the Company—Description of the Indenture—Control by the Series Controlling Party" and "—Description of the Insurance Documents—The Note Insurance Policies".

        As long as MBIA or Ambac is the controlling party with respect to a series of insured Notes, no noteholders of that series will have any rights whatsoever to exercise remedies against us, Petróleos Mexicanos, PMI, PMI Services or PEP. This includes remedies for a breach of any of the transaction documents. Also, holders of insured Notes will not have the right to direct the trustee for their series of insured Notes to exercise any remedy on their behalf.

        MBIA and Ambac will lose their status as the series controlling party for a series of insured Notes only if the relevant issuer has defaulted on a note insurance policy and the default is continuing. For a description of what constitutes a note insurance policy default, see "Item 4. Information on the Company—Description of the Indenture".

        Depending on the relative outstanding principal amount of the insured Notes, holders of uninsured Notes may not be in a position collectively to direct the trustee with respect to remedies, waivers and other matters under the transaction documents.

        Both MBIA and Ambac have the same rights with respect to the series which they insure of the Notes we issued on December 14, 1998, February 25, 1999, July 27, 1999 and February 10, 2000.

Actual Results of Our Operations May Differ From Those Contained in Forward-Looking Statements.

        This annual report contains forward-looking statements. These forward-looking statements reflect our views with respect to future events and financial performance. However, actual results could differ materially from the results projected in the forward-looking statements as a result of the risks described above.

        You can identify these forward-looking statements by, among other things, the use of forward-looking language, such as "believe", "expect" and "anticipate" and similar expressions. These statements are based on current plans, estimates and projections. Therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events.

Item 4.    Information on the Company.

DESCRIPTION OF BUSINESS

        Pemex Finance Ltd. is a limited liability company incorporated under the laws of the Cayman Islands on November 18, 1998. We are tax exempt under the laws of the Cayman Islands and we have a limited operating history.

        We are a special purpose financing vehicle formed as part of a program established to finance the capital expenditures of PEMEX. PEMEX is Mexico's state oil and gas company. It is the largest company in Mexico and one of the largest oil and gas companies in the world. During 2002, PEP, through PMI, Petróleos Mexicanos' marketing affiliate, exported an average of 1,702 tbpd of crude oil. Of this amount, 70.31%, or 1,196.80 tbpd, consisted of exports to designated customers of PMI of crude oil designated as "Maya" crude oil as described below in "—The Designated Customers and Eligible Receivables—Crude Oil".

        Our authorized share capital consists of 1,000 ordinary shares, U.S.$1.00 par value per share, all of which have been issued and paid. All of our outstanding shares are owned by BNP Private Bank & Trust Cayman Limited as trustee for the Pemex Finance Trust, pursuant to the terms of a charitable trust created by a declaration of trust dated December 1, 1998 under the laws of the Cayman Islands.

        Our registered office is at BNP Paribas Private Bank & Trust Cayman Limited, P.O. Box 10632APO, 4th Floor, Piccadilly Centre, Elgin Avenue, George Town, Grand Cayman, Cayman Islands, telephone number 345-945-9208. Curtis, Mallet-Prevost, Colt and Mosle in New York and its successors, at 101 Park Avenue, New York, NY 10178-0061, is our agent for service of process.

Business

        Generally, our business consists of using the proceeds of the debt we issue to purchase accounts receivable which have been generated or will be generated in the future through the sale of crude oil to the 33 current designated customers of PMI. PMI purchases the crude oil that it sells to these designated customers from PEP,

Petróleos Mexicanos' exploration and production affiliate. The sale of accounts receivable from PMI to us takes place in two steps. First, PMI sells the accounts receivable of designated customers to PMI Services, an affiliate of Petróleos Mexicanos organized under the laws of The Netherlands. Second, PMI Services, in turn, sells those receivables to us. We buy both receivables which have been generated by PMI and receivables which PMI will generate in the future.

        As of December 1, 1998, we entered into a contract called the receivables purchase agreement with the exploration and production and marketing arms of PEMEX. Under this contract, we have the right to purchase, from time to time, accounts receivable that have been generated, or will be generated in the future, from the exports by PMI of crude oil to certain designated customers. By acquiring such eligible receivables on an on-going basis under the receivables purchase agreement, we generate the cash flows required to service our debt, including the Notes. Our business is limited to the purchase of eligible receivables of designated customers under the receivables purchase agreement and the issuance of unsecured debt.

        We financed our initial purchase of the accounts receivable with the net proceeds of notes we issued under a senior indenture on December 14, 1998 in an aggregate amount of U.S.$1.5 billion together with funds provided to us by Petróleos Mexicanos. We refer to the notes issued on December 14, 1998 as the "1998 notes". We have issued the following additional debt:

  •
  in February 1999, we issued fixed rate notes in an aggregate amount of U.S.$1.0 billion, which we refer to as the "February 1999 notes", and floating rate notes in an aggregate amount of U.S.$100.0 million, which we refer to as the "February 1999 floating rate notes";

  •
  in July 1999, we issued fixed rate notes in an aggregate amount of U.S.$1.275 billion, which we refer to as the "July 1999 notes", and additional fixed rate and floating rate notes in an aggregate amount of U.S.$175 million, which we refer to as the "July 1999 additional issuances"; and

  •
  in February 2000, we issued fixed rate notes in an aggregate amount of U.S.$950 million, which we refer to as the "February 2000 notes".

        When we wish to refer to the 1998 notes, the February 1999 notes, the February 1999 floating rate notes, the July 1999 notes, the July 1999 additional issuances and the February 2000 notes together, we refer to the "Notes".

        We used the net proceeds of the Notes we issued subsequent to the issuance of the 1998 notes, as well as additional funds provided by Petróleos Mexicanos through our subordinated debt, to finance additional purchases of accounts receivable. We may in the future issue additional debt securities or borrow money and use the proceeds to purchase additional existing accounts receivable or accounts receivable that will be generated in the future, in accordance with the receivables purchase agreement.

        Under a contract called the servicing and collection agency agreement, the collections on accounts receivable we purchase are, absent special circumstances, transferred to us. We use these collections to service our debt, pay our operating expenses, maintain a liquidity facility with the fiscal agent and purchase additional accounts receivable. In this annual report, when we refer to the "fiscal agent", we mean The Chase Manhattan Bank and any of its successors or any other fiscal agent which is appointed in accordance with the terms of the fiscal agency agreement.

        All amounts paid by us as the purchase price for accounts receivable under the receivables purchase agreement, regardless of whether the source of such funds is money that we borrow or collections from accounts receivable previously purchased by us, are applied first to purchase any existing eligible receivables in the order in which they are generated and then to purchase eligible receivables which will be generated in the future, in the order in which they are generated.

        The following is a breakdown of total revenues by category of activity for the periods indicated:

	Year ended December 31,
	2000	2001	2002
	(in thousands of U.S. dollars)
Income from discounts on purchased accounts receivable	$515,015	$517,234	$489,504
Other income	12,520	7,649	3,387

Total revenues	$527,535	$524,883	$492,891

        Our ability to meet our obligations in respect of our outstanding indebtedness, including the Notes, depends on a number of variables, including:

  •
  compliance by PEP and PMI with their obligations under the transaction documents;

  •
  the ability of PEMEX, operating through PMI and PEP, to generate sufficient eligible receivables of designated customers; and

  •
  the continued financial capability of the designated customers.

        See "Item 5. Operating and Financial Review and Prospects". The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. PMI's crude oil exports to the United States are largely comprised of heavy sour crude oil.

Summary of Principal Agreements and Flow of Funds

  Transaction Structure
  Principal Agreements

  Flow of Funds

        The following summarizes the principal provisions of the principal agreements governing our business and the flow of funds; the numbers correspond to the numbers in the chart on the previous page. The descriptions are not in chronological order. See "—Description of Principal Agreements" for a more detailed description of these principal agreements. See also the section entitled "Glossary of Certain Defined Terms Used Primarily Under the Captions "Description of the Principal Agreements,' "Description of the Indenture,' and "Description of the Insurance Documents"' where we define the capitalized terms that appear in this annual report.

        Throughout this annual report, when we refer to the transaction documents or the documents governing our business, we mean the fiscal agency agreement, each of our debt agreements, the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the crude oil sale agreement and any other documents delivered in connection with any of these agreements. For a more detailed discussion of the meaning of the terms "designated customer", "eligible customer", "eligible receivable", "purchased receivable" and "crude oil" as used in this annual report see "—The Designated Customers and Eligible Receivables".

  The Principal Agreements

1.
The Crude Oil Sale Agreement. PEP sells crude oil to PMI under a crude oil sale agreement which has been in place since November 1, 1994. PEP and PMI may not terminate the crude oil sale agreement prior to the termination of the receivables purchase agreement.

2.
The Receivables Purchase Agreement. We, PEP, PMI and PMI Services are parties to the receivables purchase agreement under which:

•
PEP agrees that during any 90 day period it will export at least 90% of its total exports of crude oil through PMI;

•
PMI agrees to sell eligible receivables, including any current eligible receivables and eligible receivables that will be generated in the future, to PMI Services upon our request. PMI Services agrees to sell those same current and future eligible receivables to us contemporaneously with its purchase of them. The purchase price of the eligible receivables is determined on the basis of a discount rate calculated as set forth in the receivables purchase agreement;

•
PMI agrees to ensure that the monthly average amount of designated customers' eligible receivables that PMI generates during any consecutive twelve month period that are not otherwise pledged or encumbered represents at least the lesser of:

•
20 million barrels of Maya crude oil, and

•
80% of PMI's total eligible receivables generated from sales of Maya crude oil;

•
We, PMI and PMI Services agree that if the monthly average amount of PMI's exports of Maya crude oil to designated customers for the six months prior to any date is less than 450 tbpd, on our request, PMI will sell to PMI Services designated customers' receivables generated in connection with the export of crude oil other than Maya crude oil, and PMI Services will sell them to us; and

•
PEP, PMI and PMI Services agree that if PMI becomes insolvent, PEP will export at least 90% of its total exports of crude oil through PMI Services.

3.
The Fiscal Agency Agreement. We entered into the fiscal agency agreement with The Chase Manhattan Bank, as the fiscal agent and paying agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent in Luxembourg. We make interest and principal payments on all of our outstanding debt, including the Notes, through the fiscal agent. Under the fiscal agency agreement, we agree, among other things, to:

  •
  comply with specified financial covenants;

  •
  limit our activities to the purchase of existing and future receivables and the issuance of debt;

  •
  use the net proceeds of any debt we issue or other amounts we borrow only to purchase existing and future eligible receivables, service or refinance existing debt, or to cover permitted corporate expenses;

  •
  establish and maintain a liquidity facility with the fiscal agent in an amount at least equal to the total amount of scheduled debt service we are next scheduled to pay under each of our debt agreements. We may fund the liquidity facility with cash, certain permitted investments, or one or more letters of credit. For a more detailed description, see the section entitled "—Description of Principal Agreements—The Fiscal Agency Agreement—Liquidity Facility"; and

  •
  maintain a retention account with the fiscal agent, to which the collection agent will transfer money that would otherwise come to us if one of several specified events occurs, including some agreed-upon events of default. For more information on events of default, see "—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default". Until the fiscal agent notifies the collection agent to cease doing so, the amount it transfers to the retention account on each business day will be equal to either:

  •
  in the case of some agreed-upon events of default, 100% of all the money the designated customers paid into the collection account on the preceding business day on purchased receivables; or

  •
  in all other cases, 25% of the difference between:

  •
  all the money the designated customers paid on the purchased receivables into the collection account on the preceding business day; and

  •
  the aggregate amount of debt service we paid on the preceding business day, other than accelerated debt service.

  On any business day, amounts in the retention account are used to pay accelerated debt service, if any, that is due and payable on that day. Holders of our Indebtedness receive payments from the retention account proportionate to the amounts of accelerated debt service we owe them.

4.
The Designated Customer Notices. We, Petróleos Mexicanos, PEP, PMI and PMI Services jointly notified each designated customer through a designated customer notice that the eligible receivables owed by the designated customer may have been sold to us.

5.
The Servicing and Collection Agency Agreement. We entered into the servicing and collection agency agreement with PMI Services, PMI, Petróleos Mexicanos and UBS AG. Under this agreement, UBS AG acted as the initial collection agent. On October 1, 1999, Standard Chartered Bank replaced UBS AG as collection agent, in accordance with the terms of the servicing and collection agency agreement. Under the servicing and collection agency agreement, PMI acts as the servicer. The servicer services, manages, administers and collects any eligible receivables that are sold as described above.

6.
The Subordinated Debt. Petróleos Mexicanos provided us with subordinated debt for our initial capitalization and again each time we issued notes as necessary to maintain the required debt to equity ratio specified in the transaction documents.

7.
The Letter Agreement. Petróleos Mexicanos agreed with us in a letter agreement to cause PEP, PMI Services and PMI to perform their material obligations under the receivables purchase agreement and the crude oil sale agreement under which PEP sells crude oil to PMI.

  Under the fiscal agency agreement, our performance of our obligations is intended to be for the benefit of the trustee and any other agent or representative of holders of our Indebtedness named under any of our debt agreements. The receivables purchase agreement and the servicing and collection agency agreement are similar: they provide that PEP's, PMI's, PMI Services' and our rights and performance under those agreements are intended for the benefit of MBIA and Ambac, one or both of which guarantees a series of the 1998 notes, a series of the February 1999 notes, a series of the July 1999 notes and a series of the February 2000 notes, as well as the trustee and any agent or representative of holders of our Indebtedness.

  The Flow of Funds Under the Agreements

1.
Petróleos Mexicanos provided us with subordinated debt for our initial capitalization and again each time we issued notes.

2.
We issued four series of fixed rate notes in December 1998, four series of fixed rate notes and one series of floating rate notes in February 1999, five series of fixed rate notes and two series of floating rate notes in July 1999 and two series of fixed rate notes in February 2000. In the future we may issue additional debt.

3.
We purchase the eligible receivables from PMI Services and PMI Services purchases the eligible receivables from PMI.

4.
The designated customers make their payments on the receivables for the crude oil they purchase from PMI, whether or not for Maya crude oil, into the collection account when payments are due.

5.
The collection agent allocates the money received from the designated customers to us, PMI Services, PMI and the retention account, if applicable, in accordance with the servicing and collection agency agreement. We fund and maintain the liquidity facility.

6.
We make payments of principal and interest on our debt, including the Notes, to the holders when those payments are due. We buy additional receivables and cover our general corporate expenses, including our insurance premiums.

7.
We make periodic payments on our subordinated debt to Petróleos Mexicanos.

PMI Services

        PMI Services is a company which was organized on March 31, 1988 under the laws of The Netherlands. PMI Services is indirectly wholly-owned by Petróleos Mexicanos. PMI Services' business is limited to purchasing eligible receivables from PMI at our request and selling them to us.

  Taxation of PMI Services

        The 1969 Netherlands Corporate Income Tax Act imposes an annual corporate income tax on the taxable amount of a corporation resident in The Netherlands. As a company incorporated under the laws of The Netherlands, PMI Services is deemed to be resident in The Netherlands for purposes of the Corporate Income Tax Act. Therefore, the profit derived by PMI Services in connection with its purchase and sale of eligible receivables is subject to Netherlands corporate income tax. The current Netherlands corporate income tax rate is 29% on the first Euro 22,689 of taxable profit and 34.5% on the excess.

        The taxable amount of a corporate taxpayer in The Netherlands is the taxable profit for the year, minus losses of certain other years. Pursuant to Article 8b of the 1969 Netherlands Corporate Income Tax Act, taxable profit is determined on the basis of arm's length principles if transactions are entered into with related parties.

        Payments made by PMI Services to PMI for the purchase of eligible receivables are not subject to Netherlands withholding tax or value added tax.

Property, Plants and Equipment

        We do not own or lease any materially important physical properties or fixed assets.

The Designated Customers and Eligible Receivables

        Our primary business is to purchase eligible receivables of designated customers of PMI that have been generated and that will be generated in the future. We buy the eligible receivables from PMI Services, who, in turn, purchases the eligible receivables from PMI. The receivables purchase agreement governs the terms under which we purchase the receivables and under which the designated customers and the eligible receivables are selected. For a more detailed discussion of the receivables purchase agreement, see "—Description of Principal Agreements—The Receivables Purchase Agreement".

  Crude Oil

        When we use the term "crude oil" in this annual report, we mean extracted oil that has not been refined, excluding condensates and natural gas liquids. (Condensates are liquid hydrocarbons, such as ethane, propane, butane and certain pretains, obtained from natural gas and recovered in surface separating facilities. Condensates also include liquid hydrocarbons condensed in natural gas pipelines. Natural gas liquids include ethane, propane, butanes, pentanes and heavier paraffin hydrocarbons.) The term crude oil refers to heavy crude oil with an American Petroleum Institute ("API") gravity less than or equal to 25° and light crude oil with API gravity higher than 25°. API gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.

        When we use the term "Maya crude oil", we mean crude oil of 30° API gravity or less. The term includes crude oil PMI sells under the name "Maya" as well as crude oil it sells under the name "Altamira". When we use the term "Isthmus", we mean light crude oil of 32° to 33° API gravity and 1.50% sulfur by weight. When we use the term "Olmeca", we mean very light crude oil, of 38° to 39° API gravity and 0.95% sulfur by weight.

  Selection of the Designated Customers

        As of June 30, 2002, the 33 designated customers included 30 United States and Canadian companies, two Aruban companies and a Mexican company, all of whom:

  •
  currently buy, or have bought, Maya crude oil from PMI; and

  •
  have received and acknowledged a fully executed "designated customer notice".

        A "designated customer notice" is a notice in the form included in the receivables purchase agreement which, among other things, informs the customer that it must make its payments into the collection account. The parties to the notice must sign it prior to our first purchase of receivables of that designated customer. Designated customer notices may only be modified with the consent of Petróleos Mexicanos and the fiscal agent in accordance with the terms of each of our debt agreements, including the agreements governing the Notes (here, and throughout this annual report, "debt agreements" includes any indenture, loan, credit or reimbursement agreement, promissory note or other instrument evidencing or governing our indebtedness).

        Under the receivables purchase agreement, a "customer" is any entity that purchases crude oil from PMI. The "designated customers" are those customers which (a) are listed in a schedule to the receivables purchase agreement and (b) have received and acknowledged a designated customer notice. The primary criteria for selecting customers to include as designated customers is that they be a United States or a Canadian person who is a customer of PMI that purchases crude oil.

        PMI may elect to, and in some circumstances must, add a new customer to the list of designated customers, so long as that customer is an eligible customer as described below. More specifically, PMI has agreed that any person who is organized under the laws of the United States, any state of the United States or Canada and enters into a long-term contract with PMI for the purchase of Maya crude oil shall be made a designated customer within 60 days of entering into that contract.

        To add a new customer, PMI must deliver the following documents to us, PMI Services, the servicer, the fiscal agent, the trustee and any other agent or representative of holders of our indebtedness:

  •
  an officer's certificate;

  •
  a new schedule to the receivables purchase agreement listing all designated customers including the new customer; and

  •
  a fully-executed copy of the designated customer notice for the new customer, together with an acknowledgment signed by the new customer acknowledging receipt of the notice.

        A customer may only become a designated customer if it is already an eligible customer. In order to be an "eligible customer", the customer must be:

  •
  listed on schedule I to the receivables purchase agreement as of December 1, 1998;

  •
  a United States or Canadian entity; or

  •
  any other customer that PMI identifies to us and we find reasonably acceptable. In this case, the customer's principal assets must be located outside of Mexico. Further, at the time PMI identifies the customer as a designated customer, an opinion of counsel must be delivered to us stating, among other things, that the designated customer notice has been completed and signed by the customer's authorized signatory and that the notice constitutes a valid, binding and enforceable obligation of the customer.

  The Designated Customers

        The following table lists the designated customers as of the date of this annual report and indicates the number of years each has been purchasing Maya crude oil, originally from Petróleos Mexicanos and, since 1989, from PMI:

Designated Customer	Total Years of Relationship
Amoco Oil Company	27
Chevron U.S.A. Inc.	26
CITGO International Supply Co.(1)	25
CITGO Petroleum Corp.	4
Clark Refining and Marketing Inc.	13
Coastal Aruba Refining Company N.V.	6
Coastal Petroleum N.V.	28
Conoco Inc.	19
Equiva Trading Company	4
Exxon Mobil Sales and Supply Corporation	2
Exxon Trading Company International	25
Farmland Industries, Inc.	6
Hunt Crude Oil Supply Company	26
Koch Petroleum Group LP	18
Koch Supply and Trading Company(2)	4
Lyondell-Citgo Refining L.P.	2
Marathon-Ashland Supply L.L.C.	20
Mobil Sales and Supply Corporation	28
Morgan Stanley Capital Group, Inc.	2
Pecten Trading Company	27
Petro-Canada	8
P.M.I. Norteamérica S.A. de C.V.	10
Port Arthur Coker Company	2
The Premcor Refining Group, Inc.	2
Shell Canada Products Ltd.	4
Shell Trading USA Company	*
Texaco International Trader, Inc.	16
Tosco Refining Company	12
Trigeant Ltd.	1
Ultramar, Inc.	6
Valero Marketing and Supply Co.	9
Valero Refining Company—California	2
Vitol, S.A., Inc.	6

*
Denotes designated customers who have been purchasing Maya crude oil from PMI for less than one year.
(1)
CITGO International Supply Co. has assigned its crude oil supply contract to CITGO Petroleum Corp.
(2)
Koch Supply and Trading Company has assigned its crude oil supply contract to Koch Petroleum Group L.P.

        The obligations of Coastal Aruba Refining Company and of Coastal Petroleum N.V., the Aruban designated customers, are guaranteed by The Coastal Corporation, which is located in the United States.

        The sole Mexican designated customer is an affiliate of Petróleos Mexicanos, P.M.I. Norteamérica, S.A. de C.V., which we refer to as "PMI NASA". PMI NASA owns 50% of the Deer Park Refining Limited Partnership. The other 50% of the partnership, which holds the Deer Park Refinery located in Texas, is owned by Shell Oil Company, the general manager of the partnership.

        The composition of the pool of eligible receivables of designated customers we own may vary over time, reflecting fluctuations in the level of demand by each of the designated customers. Some of the designated customers have, in the past, accounted for 10% or more of PMI's exports of Maya crude oil to the United States, Canada and Aruba during certain periods. They may also account for 10% or more of PMI's receivables during periods in the future. For example, during 2002, Chevron U.S.A. Inc., Exxon Mobil Sales and Supply Corporation and Port Arthur Coker Company each accounted for 10% or more of the total volumes of Maya crude oil sold to the designated customers during that period. These designated customers or their affiliates are companies which are required to file periodic reports with the Commission under the Exchange Act. These reports are publicly available, and we refer to them for information about these designated customers.

  The Eligible Receivables

        We have purchased and will continue to purchase only those receivables of designated customers which are "eligible receivables" under the receivables purchase agreement.

        Under the receivables purchase agreement, a "receivable" is the indebtedness, payment obligation and accounts receivable that a particular customer owes or will owe to PMI arising from its purchase of Maya crude oil, or, under limited circumstances, crude oil other than Maya crude oil. To qualify as a receivable, a bill of lading or invoice must have been issued to the customer. A receivable includes:

  •
  all of PMI's rights and benefits which may arise from the foregoing indebtedness, payment obligation and accounts receivable;

  •
  all associated accounts and general intangibles (each as defined under the Uniform Commercial Code as in effect in the jurisdiction of our chief executive offices);

  •
  all associated contract rights; and

  •
  any related property; with respect to each receivable, "related property" means:

  (a)
  PMI's interest in the crude oil it sold to the customer which gave rise to the receivable;

  (b)
  all liens and property subject to the liens which are used to secure payment of the receivable, whether or not used to secure payment in accordance with the contract giving rise to the receivable. Here, and throughout this annual report, when we refer to "property", we mean, with respect to any person, any interest of that person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, capital stock in any other person. For a more complete explanation of what we mean when we say "lien", see "—Description of Principal Agreements—The Fiscal Agency Agreement—Covenants—Negative Pledge";

  (c)
  all guarantees, insurance, letters of credit and other agreements or arrangements that support or secure payment of the receivable, whether or not included in the contract giving rise to the receivable; and

  (d)
  any rights or remedies arising under the contract giving rise to the receivable, including in the case of (b), (c) and (d) obligations evidenced by an account, note, instrument, contract, security agreement, chattel paper, general intangible or other evidence of indebtedness or security; and

  •
  all associated collections. For a more complete description of collections, see "—Description of Principal Agreements—The Servicing and Collection Agency Agreement".

        An "eligible receivable" is a receivable with the following characteristics:

  •
  the final invoice on the receivable must be delivered to the customer no later than two days before the receivable is due and payable;

  •
  upon delivery of the final invoice the receivable is an obligation to pay a precise sum;

  •
  the receivable is not subject to a credit memorandum or any other setoff, reduction, dispute or other form of negative adjustment; and

  •
  the receivable is required to be paid in full no later than 30 days after the date of the bill of lading for the appropriate shipment, whether or not the receivable is actually paid during that period. The period may be increased to up to 90 days if that becomes the prevailing practice in the international oil business.

        Receivables that will be generated in the future must meet the same criteria to become eligible receivables.

        When we use the term "purchased receivable" in this annual report, we mean the eligible receivables of designated customers that we have purchased from PMI Services and that PMI Services has purchased from PMI under the receivables purchase agreement. However, any purchased receivable that we return to PMI Services under the relevant provisions of the receivables purchase agreement is no longer a purchased receivable. See "—Description of Principal Agreements—The Receivables Purchase Agreement—Substitution and Repurchase of Receivables". To qualify as an eligible receivable for purposes of the definition of a purchased receivable, a receivable must meet the specifications listed above and relate to a customer that was an eligible customer as of the date on which the receivable was generated or on which it was purchased, whichever comes later.

        For purposes of the covenant on the availability of eligible receivables of designated customers, the relevant receivable must relate to a customer that, on the day the receivable was generated, was an eligible customer. See "—Description of Principal Agreements—The Receivables Purchase Agreement—Covenants".

        Under the receivables purchase agreement, on our instruction, PMI Services pays the purchase price for eligible receivables into an account designated by PMI. With this payment, PMI Services purchases from PMI previously generated eligible receivables of designated customers and, when there are no previously generated eligible receivables at that time, future eligible receivables. PMI Services purchases the eligible receivables in the order in which they are generated. In turn, we purchase the same eligible receivables from PMI Services on the same day that it purchases those receivables from PMI by depositing the purchase price into an account designated by PMI Services.

PEMEX's Customers and Receivables

        Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and not on sales revenue. All 2002 export figures are based on preliminary figures which may be adjusted when the export sales are finalized.

  Overview

        Since its incorporation in 1989, PMI has marketed approximately 99% of PEMEX's crude oil exports. As of May 31, 2003, Petróleos Mexicanos owns 98.3% of PMI's stock while 1.7% is owned by Banco Nacional de Comercio Exterior, S.N.C., which is in turn 99% owned, directly or indirectly, by the Mexican Government. The Ministry of Energy also owns 0.0002% of PMI's stock. In the receivables purchase agreement, PEP has agreed to continue to export through PMI at least 90% of its total exports of crude oil.

        Here, and throughout this annual report, the term "export" should be understood to mean any sale or shipment of crude oil from Mexico to a point outside Mexico, excluding any shipment (1) for the purposes of storage by or on behalf of Petróleos Mexicanos or its Affiliates or (2) for processing and return to Mexico.

        During 2002, PMI exported an average of 1,702 tbpd of crude oil, or 53.6% of PEP's crude oil total production; the remainder was used domestically. During 2001, PMI exported 56.1% of PEP's incremental crude oil production and during 2000 it exported 53.3% of PEP's incremental crude oil production. Of PMI's crude oil exports during 2002 by volume, approximately:

  •
  78.6% were to the United States,

  •
  8.3% were to Spain,

  •
  5.3% were to the Netherlands Antilles,

  •
  1.2% were to Canada,

  •
  0.6% were to Japan, and

  •
  6.1% were to others.

        Exports of Maya crude oil during 2002 were an average of 1,411 tbpd and accounted for 83% of PMI's total exports of crude oil. During 2002, PMI exported an average of 1,197 tbpd of Maya crude oil to its designated customers of which:

  •
  1,093 tbpd were exported to the United States designated customers,

  •
  12.83 tbpd were exported to the Canadian designated customers, and

  •
  90.21 tbpd were exported to the Aruban designated customers.

        There were 33 designated customers as of December 31, 2002.

        PMI's exports of Maya crude oil to the designated customers during 2002 accounted for 100% of PMI's total Maya crude oil exports to customers in the United States, Canada, and Aruba and 84.8% of PMI's total Maya crude oil exports worldwide. Maya crude oil exports to non-designated customers outside the U.S., Canada and Aruba (excluding PMI NASA) accounted for 12.6% of PMI's total exports of crude oil. Of total Maya crude oil exports not sold to United States, Canadian or Aruban customers (which include PMI NASA), an average of 172.91 tbpd were sold to Europe, 40.72 tbpd to the Far East and 3.71 tbpd to Central America and South America.

        During 2002, PMI exported to PMI NASA, Petróleos Mexicanos' Mexican affiliate, approximately 0.5% of its total Maya crude oil exports under a long-term contract.

        On sales made from January 1, 1993 through May 31, 2003 PMI did not record any losses for unpaid receivables relating to purchases of Maya crude oil by the designated customers. Historically, approximately 99% of PMI's customers have paid by the payment due date in accordance with the credit terms established in their sales contract.

        PMI makes a significant percentage of its Maya crude oil sales to designated customers under evergreen contracts, which typically allow the parties to terminate the agreement with three months notice, as well as long-term contracts. PMI exports most of the remaining quantity to the same customers pursuant to separate supply contracts. In 2002, PMI sold approximately 99.9% of its total Maya crude oil exports under evergreen and long-term contracts for specified volumes to third parties. In 2001, PMI sold approximately 96.0% of its total Maya crude oil exports under evergreen contracts for specified volumes to third parties.

        PMI focuses its marketing effort on strengthening customer relationships and bases its marketing strategy on maintaining long-term commercial relationships and customer loyalty. In fact, most of PMI's crude oil customers are long-standing customers that have had relationships with PEMEX for an average of 15 to 20 years.

        A majority of PMI's crude oil customers receive shipments on a regular basis. As a result, there is little seasonality in PMI's sales volumes of crude oil. Crude oil customers are invoiced through a pricing formulas set forth in the applicable contract. Generally, PMI bases these formulas on market prices and standard payment terms of 30 days after generation of the bill of lading.

        PMI's Credit Department evaluates the creditworthiness of each potential customer. Based on an evaluation of the customer's financial position, estimated business potential and current market conditions, the Credit Department recommends a specific credit limit and terms and conditions, including whether the customer should be required to provide advanced payment or a letter of credit issued by a qualified bank. PMI has a comprehensive program to monitor outstanding receivables.

  Crude Oil Exports

        The source for some of the information in this section and throughout this annual report relating to the Mexican oil industry is PEMEX's "2002 Statistical Yearbook". The 2002 Statistical Yearbook is designed to serve as a convenient reference to researchers of the Mexican petroleum industry. It includes selected data from the four subsidiary entities as well as information on PMI.

        The following graph summarizes the exports of crude oil by PMI and, prior to PMI's incorporation in 1989, Petróleos Mexicanos:

Sources:
PEMEX's 2002 Statistical Yearbook and 2002 operating statistics.

        The following tables set forth the composition and weighted average prices of PMI's exports of crude oil for the periods indicated:

	Year Ended December 31,
	1998		1999		2000		2001		2002
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by volume)
Olmeca (API gravity of 38°-39°)	457	27%	434	28%	398	25%	317	18%	245	14%
Isthmus (API gravity of 32°-33°)	196	11	190	12	110	7	87	5	46	3
Maya (API gravity of 21°-22°)	1,053	62	920	59	1,086	68	1,331	76	1,395	82
Altamira (API gravity 15.0°-16.5°)	6	—	9	1	11	1	20	1	17	1

Total	1,712	100%	1,554	100%	1,604	100%	1,755	100%	1,702	100%

Note: Source:	Numbers may not total due to rounding. tbpd = thousand barrels PMI.
	Year Ended December 31,
	1998	1999	2000	2001	2002
	(U.S. dollars per barrel)
Crude Oil Prices
Weighted average realized price	$10.16	$15.55	$24.78	$18.57	$21.37
Olmeca	13.15	17.85	29.00	23.96	24.87
Isthmus	11.87	17.45	27.87	22.27	23.48
Maya	8.56	14.08	22.98	17.13	20.71
Altamira	7.20	12.94	19.67	12.75	19.41

Source:
PMI.

        Crude oils can also be classified by their amount of sulfur content by weight. "Sour" crudes contain 3.4% or greater sulfur content by weight and "sweet" crudes contain less than 1.0% sulfur content by weight. Substantially all of PMI's exports are classified as sour crude.

  Geographic Distribution of Exports

        In 2002, 96.9% of PMI's exports were to countries in the Western Hemisphere. The balance was exported to other countries. As of December 31, 2002, PMI had 35 customers in 14 countries. Among these countries, customers in the United States, Spain, Netherlands Antilles and Japan have consistently been PEMEX's largest customers. During 2002, crude oil exports were distributed as follows:

Exports by Country of Destination of Shipment

Country	Percentage of Exports
United States of America	78.6%
Spain	8.3
Netherlands Antilles	5.3
Canada	1.2
Japan	0.6
Others	6.1

Total	100.0%

Source:
PMI.

        The following table sets forth the geographic distribution of PMI's exports of crude oil from January 1, 1998 until December 31, 2002. The table also presents the distribution of exports among PEMEX's crude oil types for those years:

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	1998		1999		2000		2001		2002
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,347	79%	1,196	77%	1,230	77%	1,349	77%	1,357	80%
Europe	190	11	177	11	185	12	184	10	218	13
Central and South America	130	8	134	9	149	9	179	10	117	7
Far East	32	2	42	3	40	2	37	2	10	1
Africa	13	1	5	0	—	—	6	1	—	—

Total	1,712	100%	1,554	100%	1,604	100%	1,755	100%	1,702	100%

Olmeca (API gravity of 38°-39°)
United States and Canada	452	26%	432	28%	378	24%	292	17%	225	13%
Others	5	—	2	—	19	1	25	1	20	1

Total	457	27%	434	28%	398	25%	317	18%	245	14%

Isthmus (API gravity of 32°-33°)
United States and Canada	82	5%	109	7%	68	4%	56	3%	29	2%
Others	114	7	81	5	41	3	31	2	17	1

Total	196	12%	190	12%	110	7%	87	5%	46	3%

Maya (API gravity of 21°-22°)
United States and Canada	807	47%	646	42%	773	48%	981	56%	1,087	64%
Others	246	14	274	18	313	20	350	20	308	18

Total	1,052	61%	920	59%	1,086	68%	1,331	76%	1,395	82%

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	6	—	9	1%	11	1%	20	1%	17	1%
Others	—	—	—	—	—	—	—	—	—	—

Total	6	—	9	1%	11	1%	20	1%	17	1%

Notes: Sources:	Numbers may not total due to rounding. tbpd = thousand barrels per day. 1998, 1999, 2000, 2001 and 2002 figures: PMI operating statistics, which are based on information in bills of lading.

  Sales to Designated Customers

        The following table sets forth information on PMI's exports to the designated customers:

	2000	2001	2002
Exports of all types of crude oil to designated customers as a percentage of total exports	81.5%	84.2%	85.3%
Exports of Maya Crude Oil to designated customers as a percentage of total exports of Maya Crude Oil	55.6%	64.1%	70.3%

        Because sales to the designated customers change over time, the following tables are not necessarily indicative of future sales.

        Of the designated customers, only PMI NASA is an affiliate of Petróleos Mexicanos. PMI NASA owns 50% of the Deer Park Refining Limited Partnership. The other 50% of the partnership, which holds the Deer Park Refinery located in Texas, is owned by Shell Oil Company, the general manager of the partnership.

        The following table sets out the volumes of Maya crude oil sold to the designated customers, broken down between PEMEX affiliates and third parties, in the period from 1998 through 2002.

	1998		1999		2000		2001		2002
	tbpd	%	tbpd	%	tbpd	%	tbpd	%	tbpd	%
PMI NASA	79	8.8%	10	1.4%	—	—	48	4.3%	5	0.5%
Non-Affiliates	823	91.2	748	98.6	891	100.0	1,076	95.7	1,191	99.5

Total	902	100.0%	759	100.0%	891	100.0%	1,125	100.0%	1,197	100.0%

Note:
Numbers may not total due to rounding.
Source:
PMI.

        The following table provides a breakdown of the sales of crude oil by type during 2002 to PMI's customers, identifying sales to affiliates and third parties.

	Total Crude Oil Exported by Type as of December 31, 2002 Type of Crude Oil Exported
	Isthmus		Olmeca		Maya		Altamira		Total
	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)
PMI NASA	—	$—	1	$10	5	$28	—	$—	7	$39
Third parties	46	392	243	2,212	1,389	10,513	17	120	1,695	13,237

Total	46	$392	245	$2,223	1,395	$10,541	17	$120	1,702	$13,276

Note:
Numbers may not total due to rounding.
Source:
PMI.

        The following table sets forth the accounts receivable generated and outstanding as of December 31, 2002, corresponding to export sales of Maya crude oil to the designated customers, broken down by affiliates and third parties:

Accounts Receivable Purchased by Pemex Finance by Customer Affiliation for Designated Customers
(Maya crude oil only)
(as of December 31, 2002)

Type of Customer	Accounts Receivable (millions of U.S. dollars)
PMI NASA	$28.4
Third parties	7,755.2

Total	$7,783.6

  PMI's Delinquency and Loss Experience

        PMI did not incur any losses for unpaid receivables on its sales made from January 1, 1993 through December 31, 2002. As of December 31, 2002, PMI was not required to record on its books provisions for losses on accounts receivable corresponding to export sales of crude oil. However, PMI's loss and delinquency experience for receivables, including purchased receivables sold to us under the receivables purchase agreement, in the future may be different than PMI's historical experience.

        As of December 31 for each year from 1996 to 2000, PMI had no past due receivables, compared to past due receivables of U.S.$19.9 million as of December 31, 1995. As of December 31, 2001 PMI had a past due receivable of U.S.$13.57 million, which was paid in full on January 2, 2002. The following table sets forth the maximum number of days of past due accounts during the years indicated.

Year	Maximum Number of Days of Past Due Accounts
1996	4
1997	7
1998	5
1999	3
2000	4
2001	4
2002	7

        PMI's customers subsequently paid all the past due receivables at these dates in full, with interest.

  Average Delinquencies

        Approximately 98% of PMI's customers pay on the payment due date in accordance with the credit terms established in their respective sales contracts, and the remainder pay within 30 days thereafter. PMI's low rate of payment delinquencies is attributable to:

  •
  the high credit quality of its portfolio of customers,

  •
  PMI's contract terms and conservative credit policies, and

  •
  the relatively high interest rate and administrative charges (Prime rate plus 2%, not compounded) which PMI charges as a penalty on delinquent payments.

        The majority of untimely payment delinquencies which PMI has experienced are a result of administrative problems which are settled within seven days. Historically, PMI's customers have paid the invoice amounts in full regardless of disputes related to price and claims of quality and quantity. These disputes are settled through credit and debit notes.

        PMI's management is unaware of any trend that would change its portfolio performance.

        The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil for each quarter during the period from January 1, 1998 through December 31, 2002.

P.M.I. Comercio Internacional, S.A. de C.V.
Historic Aging Schedule(1)
(by quarter)

		Past due at end of period indicated
	Sales during quarter
		01-30	31-60		61-90	91-120	>120
		(millions of U.S. dollars)
1998
March 31	$1,905.91	$1,905.91	—		—	—	—
June 30	1,689.63	1,689.63	—		—	—	—
September 30	1,507.59	1,507.59	—		—	—	—
December 31	1,556.96	1,556.96	—		—	—	—
1999
March 31	1,193.04	1,193.04	—		—	—	—
June 30	1,785.64	1,785.64	—		—	—	—
September 30	2,295.10	2,295.10	—		—	—	—
December 31	2,936.03	2,936.03	—		—	—	—
2000
March 31	3,140.93	3,140.93	—		—	—	—
June 30	3,470.06	3,470.06	—		—	—	—
September 30	3,902.54	3,902.54	—		—	—	—
December 31	3,965.39	3,965.39	—		—	—	—
2001
March 31	3,171.53	3,171.53	—		—	—	—
June 30	3,046.38	3,046.38	—		—	—	—
September 30	3,197.13	3,197.13	—		—	—	—
December 31	2,760.06	2,746.49	$13.57	(2)	—	—	—
2002
March 31	2,312.68	2,312.68	—		—	—	—
June 30	3,293.27	3,293.27	—		—	—	—
September 30	3,480.18	3,480.18	—		—	—	—
December 31	3,726.32	3,726.32	—		—	—	—

(1)
All designated customers have 30 days from the bill of lading to pay each invoice.
(2)
Paid in full on January 2, 2002.
Source:
PMI.

        Credit and Collection Policies

        Credit Approval Process

        All of PMI's customers pay in one of three manners:

  •
  from an open account,

  •
  through a letter of credit, or

  •
  with advance payments.

        During 2002, 7.8% of PMI's export sales of crude oil were backed by letters of credit. The remainder was paid from open accounts. The manner in which each customer pays for the crude oil it purchases reflects PMI's assessment of the credit risk that customer presents. PMI's financial area carries out the evaluation and monitoring of the creditworthiness of each customer, and the assessment of the manner in which it should pay. Under the agreements governing Pemex Finance's operations and purchase of receivables, PMI agreed to apply its credit and collection policies to all of the designated customers, including the affiliated designated customer. The financial area receives information from different sources, including audited financial records, commercial and banking references and external credit reports prepared by credit and rating agencies. This assessment, which involves financial analysis, focuses primarily on the customer's capacity to generate cash flow and its prior credit history. The financial area compares the client's financial structure, liquidity, cash flow and profitability ratios with the industry and regional market in which the company operates. PMI also considers country and sovereign risk in the analysis. Based on this information, PMI's financial area issues an opinion to the credit committee on the creditworthiness of the future customer.

        The PMI credit committee is responsible for evaluating certain types of credits. More specifically, credit committee approval is required for:

  •
  granting a client the right to pay through the open account method;

  •
  deciding to require a client who currently pays through an open account to use another alternative;

  •
  increasing line of credit limits;

  •
  accepting new clients without an investment grade rating assigned by Standard & Poor's or Moody's; and

  •
  canceling existing lines of credit.

        All other cases are subject to assessment and action by the financial area, which reports its recommendations and actions to the credit committee. The credit committee meets at least once a month. Its members include PMI's directors and finance manager. At least once a year the financial area will reevaluate its recommendations regarding each credit line. All lines of credit are submitted to the credit committee for renewal at maturity. If a customer has not purchased from PMI during the prior two years, its line of credit will not be renewed until it is needed.

        The financial area takes primary responsibility for monitoring PMI's credit exposure on a daily basis. The financial area is a subdivision of the finance department, which is composed of the finance manager, the accounting manager, the risk management department, the systems manager and the treasurer.

        Contract Terms and Conditions

        PMI makes a significant percentage of its crude oil sales under evergreen contracts, which typically allow the parties to terminate the agreement with three months notice. PMI exports most of the remaining quantity to the same customers that purchase under evergreen contracts but under separate supply contracts, applying the pricing formula included in the evergreen contracts. PMI's export sales of crude oil are conducted on a "free-on-board" (FOB) basis. In practically all cases, title to the crude oil passes to the customer upon the crude's loading on the ship. The invoice prepared by PMI's treasury department states the final price for the quantity delivered. PMI generally prepares the invoice within five days of the delivery of crude oil, and presents it to the customer immediately by fax or telex transmission. The full amount of the invoice is due within the term established by the contract for such customer, which is generally 30 days from the day the bill of lading is generated. The bill of lading is generated when the crude oil is loaded onto the ship. PMI typically imposes interest on a daily basis equivalent to an annual rate of Prime rate plus 2%, not compounded, for all past due accounts. PMI may provide discounts or rebates for advance payments of any amount due.

        Sales prices for Mexican crude oil are based on formulas which vary for each type of crude oil and for each geographic region in which specific crude oil is sold. These formulas consider international market quotations for one or more benchmark crude oil or products and a constant set by PEMEX's pricing committee (which consists of representatives from the Ministry of Energy, the Ministry of Finance and Public Credit, the Ministry of Economy, the General Comptroller's Office, Banco de México and PEMEX). The pricing formulas differ by consuming regions and the type of crude oil.

        Monitoring of Existing Accounts

        PMI has a comprehensive program for monitoring its outstanding receivables. Senior management in the commercial and finance areas is notified of any overdue payments by a customer on a daily basis, and may suspend future sales to that customer or cancel its credit unless the customer promptly pays its overdue invoices. The credit department also monitors the creditworthiness of existing customers, including affiliated customers, adjusting the terms of sale to reflect changes in each customer's creditworthiness.

        Marketing

        PMI focuses its marketing effort on strengthening customer relationships by analyzing and understanding specific purchasing patterns, closely monitoring market conditions and reacting promptly to price variations. Its marketing strategy is based on maintaining long-term commercial relationships and customer loyalty. In fact, most of PMI's crude oil customers are long-standing customers that have had relationships with PMI or, prior to PMI's incorporation in 1989, Petróleos Mexicanos for an average of 15 to 20 years. In 2001, all of PMI's crude oil export sales to customers qualifying as designated customers were made pursuant to PMI's general terms and conditions to customers with which it maintains long-standing commercial relationships.

        In 2002, all of the invoices for crude oil export sales were paid within the established credit terms. PMI has a policy of not selling crude oil on the spot market. PMI has a policy under which it only sells its crude oil to customers that own or operate refineries.

        Sales to Affiliates.    PMI NASA is PMI's only current customer which both qualifies as a designated customer and is an Affiliate of Petróleos Mexicanos. It has entered into a long-term supply contract with PMI which requires the supply of minimum quantities of crude oil and other feed stocks under an evergreen contract, which has a three month phase-out clause. PMI exported 7 tbpd crude oil to PMI NASA during 2002.

        Sales to Third Parties.    PMI's sales to third parties for exports of crude oil, including sales to the designated customers with which it maintains long-standing commercial relationships, are made at market prices pursuant to PMI's general terms and conditions. Among its customers are most of the major oil companies and other large private companies. Sales under PMI's general terms and conditions are priced in U.S. dollars.

DESCRIPTION OF PRINCIPAL AGREEMENTS

        We have entered into several agreements which govern the purchase, sale and collection of the receivables described in this annual report. The first, the receivables purchase agreement, is among PMI Services, PMI, PEP and Pemex Finance. Its main purpose is to specify the terms by which PMI Services buys receivables from PMI and we buy receivables from PMI Services. The second agreement is the fiscal and paying agency agreement we entered into with The Chase Manhattan Bank, as fiscal and paying agent, and Chase Manhattan Bank Luxembourg, S.A., as paying agent. The fiscal agency agreement establishes many of the important covenants and events of default with which we must comply. It also governs the fiscal agent's role as our principal paying agent for the payment of principal, interest and premium, if any, in respect of our Indebtedness, including the Notes.

        The third agreement is the servicing and collection agency agreement, and is among Pemex Finance, PMI, PMI Services, Petróleos Mexicanos as investment manager and UBS AG as the initial collection agent. Standard Chartered Bank replaced UBS AG as collection agent in October 1999. This agreement sets forth the procedures for the servicing, managing and collection of the receivables that have been sold by PMI to PMI Services and thereafter to us. Finally, the fourth agreement is the letter agreement between Petróleos Mexicanos and Pemex Finance. In this agreement, Petróleos Mexicanos agrees to cause PEP, PMI and PMI Services to comply with their material obligations under the receivables purchase agreement and the crude oil sale agreement governing the sale of crude oil from PEP to PMI.

        All four of these agreements are dated as of December 1, 1998; the receivables purchase agreement and the fiscal agency agreement were each amended as of February 10, 2000.

        The following is a summary of the material provisions of these principal agreements, as amended. Each of the above-mentioned agreements is included as an exhibit to this annual report. These exhibits are incorporated in this annual report by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 30, 1999 (registration statement no. 333-10920) and, in the case of the amendments to the receivables purchase agreement and the fiscal agency agreement, to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 27, 2000 (registration statement no. 333-12614).

        Copies of these agreements are also available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at The Chase Manhattan Bank, Capital Markets Fiduciary Services, 450 West 33rd Street, 15th Floor, New York, New York 10001.

        See the section entitled "Glossary of Certain Defined Terms Used Primarily Under the Captions 'Description of the Principal Agreements,' 'Description of the Indenture,' and 'Description of the Insurance Documents' " for definitions of capitalized terms that appear in this annual report.

The Receivables Purchase Agreement

        We and PMI Services purchase eligible receivables under the receivables purchase agreement. More specifically, under the receivables purchase agreement, subject to payment of the purchase price:

  •
  PMI Services has the right to purchase, upon our request and in the amount we specify, eligible receivables of designated customers from PMI;

  •
  PMI sells to PMI Services all its present and future right, title and interest in, to and under eligible receivables of designated customers that have been generated and will be generated by PMI, without recourse (except as specified under "—Substitution and Repurchase of Receivables" below);

  •
  we have the right to purchase eligible receivables of designated customers from PMI Services; and

  •
  PMI Services sells to us all its present and future right, title and interest in, to and under eligible receivables of designated customers generated and to be generated by PMI, without recourse (except as specified under "—Substitution and Repurchase of Receivables" below).

We and PMI Services purchase the eligible receivables in the order in which they are or will be generated. Thus, we acquire title not only to some of the current eligible receivables of designated customers, but also to some of their future receivables. A receivable is considered "generated" at the moment a customer becomes obligated to pay PMI for crude oil. The obligation to pay is the receivable.

        The purchase price that we and PMI Services pay for each receivable is determined by discounting the face value of the purchased receivable by the number of days between the date the receivable was purchased and the day on which it is due and payable at a discount rate. The discount rate is equal to the weighted average of the yield of our outstanding Indebtedness on the date on which the purchased receivable is sold to us plus 50 basis points. This discount at which eligible receivables are purchased will be adjusted upward in some limited circumstances to reflect a change in the delinquencies, if any, of the designated customers.

        In the ordinary course, we will buy receivables which are generated by the sale of Maya crude oil. However, we consider any date on which the monthly average amount of PMI's exports of Maya crude oil to designated customers outside of Mexico for the six months prior to that date is less than 450 tbpd to be a "Maya shortfall day" under the receivables purchase agreement. On any Maya shortfall day, PMI will be obligated to sell to PMI Services and PMI Services will be obligated to sell to us all its present and future rights, title and interest in existing and future eligible receivables of designated customers generated or to be generated in connection with the export of crude oil other than Maya crude oil, including those receivables existing at the close of business on the Maya shortfall day. In addition, we, PMI Services and PMI from time to time may agree to the purchase and sale of existing and future receivables generated or to be generated from the shipment of crude oil other than Maya.

        In addition, PMI agrees that any person who is a United States or Canadian person who enters into a long term contract for the purchase of Maya crude oil shall be made a designated customer within 60 days of entering into that contract.

        Representations and Warranties

        PMI makes some representations and warranties on each date on which we or PMI Services purchase eligible receivables, including that:

  •
  each designated customer has executed a designated customer notice acknowledging that it has received notice that it should make payments on the purchased receivables into the collection account described in "—The Servicing and Collection Agency Agreement";

  •
  each purchased receivable and designated customer notice of a designated customer is the legal, valid and binding obligation of that designated customer;

  •
  upon completion of any sale of eligible receivables to us under the receivables purchase agreement and attachment of our ownership interest in those receivables, we will have a perfected ownership interest in those purchased receivables;

  •
  each purchased receivable has been generated in compliance with applicable law; and

  •
  PMI Services will have all of PMI's right, title and interest in the purchased receivables free and clear of any lien attributable to PMI.

        In addition, PMI Services represents that on each date on which it sells us eligible receivables we will have all right, title and interest of PMI Services in the purchased receivables free and clear of any lien attributable to PMI Services.

        Covenants

        We, PEP, PMI and PMI Services have made a number of covenants under the receivables purchase agreement, some of which are described below.

        PEP has agreed that it will not export crude oil, directly or indirectly, to any designated customer other than through PMI. Further, PEP has agreed that it will export at least 90% of its total exports of crude oil through PMI. Compliance with this agreement is tested by looking at 90 day periods. However, if (1) PMI ceases to be an Affiliate of Petróleos Mexicanos or PEP or (2) PMI becomes bankrupt or insolvent, PEP has agreed that it shall instead export at least 90% of its total crude oil exports through PMI Services.

        PMI Services has also agreed that:

  •
  it will use the proceeds of any sale of eligible receivables to us to purchase eligible receivables from PMI;

  •
  it will not incur any lien, directly or indirectly (other than certain permitted liens, as described in "—The Fiscal Agency Agreement—Covenants—Negative Pledge") on or with respect to any of its property to secure any Indebtedness; and

  •
  it will not (1) engage in any business other than the acquisition and sale of eligible receivables, the other transactions contemplated by the transaction documents, and any activity incidental, necessary or convenient to accomplish those transactions, or (2) enter into or be a party to any other agreement or instrument, except that PMI Services may borrow funds on a subordinated basis from any of its Affiliates in accordance with the transaction documents.

        Finally, PMI has agreed:

  •
  upon generation of any eligible receivable of designated customers for which the purchase price has been paid to PMI, promptly to identify, or cause the servicer to identify, this receivable as sold to PMI Services and subsequently to us;

  •
  to keep as shall be reasonable appropriate records, maintain and implement adequate administrative and operating procedures and permit our representatives to examine the documentation relating to the generation, sale, administration and collection of purchased receivables;

  •
  with some exceptions, to cause the monthly average amount of eligible receivables of designated customers that are generated by PMI during any consecutive twelve month period and that are not subject to any encumbrance other than as provided under the receivables purchase agreement to represent at least the lesser of:

  •
  20 million barrels of Maya crude oil; and

  •
  80% of PMI's total eligible receivables generated from sales of Maya crude oil;

  •
  to add one or more new designated customers in the event that the monthly average amount of PMI's exports of Maya crude oil to customers which are not designated customers incorporated in the United States, Canada or Aruba exceeds 40% of PMI's total exports of Maya crude oil during any consecutive six month period. If PMI is required by this covenant to add designated customers, it shall add sufficient new customers so that, if the new designated customers had been designated customers throughout the six month period, the monthly average amount of exports of Maya crude oil to all designated customers during the six month period would have been at least 70% of PMI's total exports of Maya crude oil during the period. PMI shall add these new designated customers from countries which are members of the Organization for Economic Cooperation and Development first and from other countries second;

  •
  to add one or more new designated customers in the event that the monthly average amount of PMI's exports of Maya crude oil to customers who are neither designated customers nor end users exceeds 20% of PMI's total exports of Maya crude oil during any consecutive three month period. An end user is a customer of PMI who purchases crude oil from PMI for its own use and not for resale. PMI shall add new designated customers until the monthly average amount of export sales to designated customers who are both designated customers and end users during the three month period plus the exports to new customers would have been no less than 70% of PMI's total exports of Maya crude oil;

  •
  not to amend the designated customer notices without the prior written consent of Petróleos Mexicanos and the fiscal agent, in accordance with the transaction documents;

  •
  to maintain in effect the servicing and collection agency agreement;

  •
  to preserve and maintain its corporate existence;

  •
  to conduct all business transactions with PEP, PMI Services and us on an arm's length basis according to industry standards;

  •
  to take all further action, reasonably necessary and requested by us, to protect or more fully evidence our right, title and interest in the purchased receivables at its expense;

  •
  not to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, or attempt or purport to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, the terms of any purchased receivables, except as provided in the receivables purchase agreement;

  •
  not to change its identity or corporate structure in any manner which would or might make any financing statement or continuation statement seriously misleading within the meaning of Section 9-402(7) of the Uniform Commercial Code, or impair the perfection of our interest in any purchased receivable without prior written notice to us;

  •
  not to prepare any financial statements which shall account for the transactions contemplated under the receivables purchase agreement in any manner other than as purchases or sales of the purchased receivables originated by PMI, except in connection with the preparation of financial statements for tax or tax accounting purposes in accordance with applicable laws;

  •
  to perform all of the obligations required to be performed by it under each contract relating to the purchased receivables in accordance with the terms of that contract, and to take all actions reasonably necessary to maintain its rights under such contracts in full force and effect;

  •
  to take or obtain any action, consent or approval of, registration or filing with, or any other action by, any governmental authority of Mexico, The Netherlands, the Cayman Islands or the United States as may be required in connection with the transactions contemplated in the receivables purchase agreement; and

  •
  to conduct its sales to designated customers that are directly or indirectly Controlled by Petróleos Mexicanos in a manner consistent with its application of its collection policies to designated customers that are not Affiliates of Petróleos Mexicanos.

        Substitution and Repurchase of Receivables

        In most cases, PMI shall not have any:

  •
  right, title or interest in or to the purchased receivables;

  •
  obligation to repurchase the purchased receivables; or

  •
  right or obligation to substitute other receivables for the purchased receivables.

        However, PMI may elect to repurchase, directly or indirectly, receivables it sold to us at any time under the following circumstances:

  •
  when a representation or warranty made with respect to that purchased receivable in the receivables purchase agreement was inaccurate at the time that the representation or warranty was made;

  •
  when the designated customer owing payment on that purchased receivable was not an eligible customer as of the date that the receivable was generated or, if it was generated prior to our purchase of it, the date it was purchased; or

  •
  when that purchased receivable was not an eligible receivable as of the date it was generated or, if it was generated prior to our purchase of it, the date it was purchased.

        If PMI elects to repurchase any purchased receivable affected by any of these three factors, it shall do so at a repurchase price equal to the purchase price we originally paid for that receivable plus a repurchase adjustment. This adjustment shall be calculated in the following way:

  •
  the amount billed by PMI to the customer on account of the crude oil lifted by or delivered to that customer, minus any setoff, dispute, reduction or negative adjustment, shall be multiplied by

  •
  the discount rate applicable to that receivable, as described above in the introduction to this description of the receivables purchase agreement, multiplied by

  •
  a fraction, (a) the numerator of which is the number of days from, and including, the later of the purchase date and the date of generation of that receivable, up to, but excluding, the date PMI Services deposits this repurchase price into the collection account, and (b) the denominator of which is 360.

        Moreover, the sale of a purchased receivable will be rescinded if at any time PMI:

  •
  becomes aware that a receivable which has been affected by any of the three factors which would allow PMI to elect to repurchase that receivable has not been paid within five business days after it became due;

  •
  becomes aware that that a purchased receivable has become subject to a credit memorandum, or any other set-off, dispute, reduction or other form of negative adjustment; or

  •
  receives written notice from us or on our behalf that we cease to have a perfected first priority ownership interest in any purchased receivable.

        Upon becoming aware of a failure by PMI, PMI Services or PEP to comply with certain covenants, we may give notice of that failure to PMI and PMI Services. Upon receipt of that notice, we may elect to rescind prior sales of purchased receivables sold to us prior to that date for which no collections have been received by the collection agent. However, we may not elect to rescind prior sales of purchased receivables which have become delinquent, meaning not paid within five business days of becoming due.

        If a sale is rescinded, we shall return the relevant purchased receivable to PMI Services, and PMI Services shall return that purchased receivable to PMI. In return, PMI Services will deposit in the collection account an amount calculated in the same manner that the repurchase price was calculated, as described above. Immediately upon such deposit by PMI Services, PMI will pay PMI Services an equal amount and PMI Services shall return to PMI the receivables that we returned to PMI Services. The rescission will not be effective until the repurchase price has been deposited in the collection account.

  Replacement: Circumstances in Which PMI Services or PMI Will Assume the Other's Obligations

        PEP shall be required to export crude oil through PMI Services instead of PMI in the event that:

  •
  a bankruptcy or insolvency event of PMI occurs; or

  •
  PMI ceases to be an Affiliate of Petróleos Mexicanos or PEP.

        In connection with the issuance of the February 1999 Notes, the parties to the receivables purchase agreement and Petróleos Mexicanos entered into a supplemental agreement. Under this supplemental agreement, if specified events related to bankruptcy, merger or sale of the assets of PMI Services occur, PMI will agree to perform the material obligations of PMI Services set forth in the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and each designated customer notice. Further, if a PMI bankruptcy or insolvency event occurs or if PMI ceases to be an Affiliate of Petróleos Mexicanos or PEP, PEP will agree to perform the material obligations of PMI Services set forth in those agreements. In other words, under these circumstances, PMI will sell receivables directly to us.

  Assignment

        Neither PMI nor PMI Services may assign its obligations under the receivables purchase agreement other than:

  •
  to Petróleos Mexicanos or its successor or an Affiliate of Petróleos Mexicanos or its successor; or

  •
  in connection with a transaction in which PEP shall sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its oil producing assets to an entity which assumes all of the obligations of PEP under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and each designated customer notice. Unless the entity to which PEP seeks to transfer its obligations is (a) Petróleos Mexicanos or its successor or (b) an Affiliate controlled, directly or indirectly, by Petróleos Mexicanos or its successor the assignment would not be allowed if it would give rise to a Rating Decline.

        In both exceptions, the assignee of PMI Services must be an entity which, in the case of a bankruptcy or insolvency event of PMI, will not be treated as part of the bankrupt estate of PMI. In addition, in each case (A) the assignee must expressly assume all the obligations of PEP, PMI Services or PMI, as the case may be, under the receivables purchase agreement and (B) the following documents must be delivered to us prior to the assumption:

  (1)
  (a)    opinions of counsel to the assignee with respect to the laws of New York, Mexico and the jurisdiction where the assignee is located stating that:

    •
    the receivables purchase agreement is a valid, binding and enforceable obligation of the assignee;

    •
    the receivables purchase agreement is in the proper form to, and the execution and delivery of it and our payment of the purchase price for the purchased receivables constitutes all action required to, convey to us all of the assignee's right, title and interest in the purchased receivables; and

    •
    all action has been taken to permit our interest in the purchased receivables to be perfected upon attachment;

  (b)
  an opinion of New York counsel to the assignee stating that the designated customer notices are valid and binding obligations of, and enforceable against, the designated customers under New York law;

  (c)
  an opinion of counsel, which counsel will be reasonably acceptable to us, stating that the assignment will not create a deemed taxable exchange of the notes for United States federal income tax purposes; and

  the counsel must be reasonably acceptable to us, and the opinions will be subject to assumptions and qualifications which are customary in this type of opinion;

  (2)
  copies of designated customer notices executed and delivered by the assignee and acknowledged by each of the designated customers.

  Substitution to Mitigate Taxes

        The rights and obligations of PMI or PMI Services may be assigned to another entity that assumes those rights and obligations without the consent of the fiscal agent for several reasons related to taxation. Namely, this assignment may be made to mitigate any increase in taxes payable by PMI with respect to the transactions contemplated by the receivables purchase agreement as a consequence of (1) a change in tax laws or regulations in Mexico or (2) any change in the application or official interpretation of those laws or regulations. PMI or PMI Services can only assign its rights and obligation under these circumstances if, after giving effect to the assignment and assumption, the following conditions are fulfilled:

  (1)
  the affirmation by each rating agency that is then rating our notes of the rating it is giving the notes;

  (2)
  the satisfaction of the requirements regarding opinions of counsel and designated customer notices described in clauses (1) and (2) above in "—Assignment";

  (3)
  no event of default or event that with the passage of time or the giving of notice would constitute an event of default or specified event under the fiscal agency agreement, as described in "—The Fiscal Agency Agreement—Events of Default" and "—Specified Events", shall have occurred and be continuing;

  (4)
  any insurance, guaranty or other suretyship arrangement regarding any notes to which we have previously consented in writing shall be in full force and effect;

  (5)
  the satisfaction of any steps required under Mexican law; and

  (6)
  the receipt of an opinion of Mexican counsel, which counsel must be reasonably acceptable to Pemex Finance, stating that the assignment does not materially impair the characterization of the transactions contemplated by the receivables purchase agreement.

  No Filing or Recording Required

        No law in Mexico, The Netherlands or the Cayman Islands requires filing or recording with any governmental office for the establishment, preservation, protection, perfection or priority of an ownership or security interest in purchased receivables. Under these laws, and under New York law, no further act will be required to establish, preserve, protect, perfect or establish the priority of, our or PMI Services' ownership interest or security interest in the purchased receivables upon:

  •
  the completion of any sale of eligible receivables by PMI to PMI Services and from PMI Services to us in accordance with the receivables purchase agreement,

  •
  the delivery of notice to the designated customers and the receipt by PMI of a duly executed and completed acknowledgment of that notice, and

  •
  the satisfaction of some Mexican law formalities.

  Governing Law, Jurisdiction and Waiver of Immunity

        The receivables purchase agreement is governed by and interpreted in accordance with the laws of the State of New York with the following exceptions:

  •
  the laws of Mexico govern the authorization and execution of the agreement by PEP and PMI and all sales of receivables under the receivables purchase agreement,

  •
  the laws of The Netherlands govern the authorization and execution of the agreement by PMI Services, and

  •
  the laws of the Cayman Islands govern our authorization and execution of the agreement.

        We and PEP have appointed the Consul General of Mexico in New York City and his successors as our process agent. PMI and PMI Services have appointed Curtis, Mallet-Prevost, Colt and Mosle acting through their offices in New York as their process agent. This means that process may be served on these agents in any action based upon the receivables purchase agreement which may be instituted in the Supreme Court of the State of New York, County of New York, any federal court sitting in the Borough of Manhattan, The City of New York and any appellate court or body thereto. We, PEP, PMI and PMI Services have each:

  •
  irrevocably submitted to the jurisdiction of any such court in respect of any such action;

  •
  irrevocably waived, to the fullest extent permitted by law, any objection which we may have now or later to the laying of venue of any such action in any such court; and

  •
  waived any right to which we may be entitled on account of residence or domicile.

        PEP and PMI have reserved the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 with respect to actions brought against either of them under United States federal securities laws or any state securities laws. Further, PEP's and PMI's appointment of the applicable process agent as its agent for service of process will not extend to these actions. In the absence of this waiver of immunity by PEP, it would not be possible to obtain a judgment in an action brought in a United States court against PEP, unless such court were to determine that PEP is not entitled under the

Immunities Act to sovereign immunity with respect to that action. The same is true of PMI. Even if a United States judgment could be obtained in any action under the Immunities Act, it may not be possible to obtain in Mexico a judgment based on such a United States judgment. Moreover, execution upon property that PEP or PMI may have in the United States to enforce a judgment obtained under the Immunities Act may not be possible except under the limited circumstances specified in the Immunities Act.

        Article 27 of the Political Constitution of the United Mexican States, Articles 16 and 60 of the General Law on National Patrimony (and other related articles), Articles 1, 2, 3, 4 (and related articles) of the Regulatory Law to the Regulatory Law, Articles 15, 16 and 19 of the Regulations to the Regulatory Law, Articles 1, 2, 3, 4 (and other related articles) of the Organic Law of Petróleos Mexicanos and Subsidiary Entities and Article 4 of the Federal Code of Civil Procedures of Mexico establish, among other things, that:

  •
  attachment prior to judgment, attachment in aid of execution and execution of a final judgment may not be ordered by Mexican courts against property of Petróleos Mexicanos and some of the subsidiary entities;

  •
  all domestic petroleum and hydrocarbon resources (whether solid, liquid or gas form) are directly, permanently and inalienably vested in Mexico (and, to that extent, subject to immunity);

  •
  (a) the exploration, exploitation, refining, transportation, storage, distribution and first-hand sale of crude oil, (b) the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with that exploitation and production, and (c) the production, storage, transportation, distribution and first-hand sale of the derivatives of petroleum (including petroleum products) and natural gas that are susceptible of being used as basic industrial raw materials and that constitute "basic petrochemicals" (the "petroleum industry") are reserved exclusively to Mexico (and, to that extent, assets related thereto are entitled to immunity); and

  •
  the public entities created and appointed by the Federal Congress of Mexico to conduct, control, develop and operate the petroleum industry of Mexico include Petróleos Mexicanos and PEP. Therefore, Petróleos Mexicanos and PEP are entitled to immunity in respect to such exclusive rights and power.

As a result, notwithstanding PEP's waiver of immunity described in the preceding paragraph, a Mexican court may not enforce a judgment against PEP by ordering the attachment of its assets.

  Termination

        The receivables purchase agreement may be terminated by the parties at any time 90 days after notification by the fiscal agent that we have satisfied and discharged all of our obligations under any of our Indebtedness and that Indebtedness has ceased to be of further effect.

  Limitation on Contract Liability

  •
  None of Mexico, Petróleos Mexicanos, PMI, PMI Services and Pemex Finance, or any of their Subsidiaries or Affiliates in any way guarantees or is liable for payment by any designated customer of the purchased receivables;

  •
  none of Petróleos Mexicanos, its Subsidiaries, including PEP, or any of its Affiliates is obligated under the receivables purchase agreement to produce or export oil; and

  •
  none of the fiscal agent, the trustee, the collection agent, or any holder of our Indebtedness has any ownership interest or security interest in Mexico's crude oil, whether in the ground or extracted.

The Fiscal Agency Agreement

  Covenants

        We have made a number of covenants under the fiscal agency agreement for the benefit of the holders of all our Indebtedness. We must comply with these covenants so long as (a) any of our Indebtedness is issued and outstanding, or (b) a commitment to purchase or extend Indebtedness from or to us is in effect. In the future, when we issue new Indebtedness, the agreements or instruments evidencing or governing the new Indebtedness may require us to comply with additional covenants, or may excuse us from compliance with some of the covenants of the fiscal agency agreement we list in this annual report. However, these variations will only apply to the new Indebtedness, and not to our existing Notes.

  Negative Pledge

        We will not, directly or indirectly, incur any lien, other than a lien permitted under the fiscal agency agreement on or with regard to any of our property or assets in order to secure Indebtedness unless this lien secures our outstanding Indebtedness equally and ratably.

        This prohibition applies to all kinds of property, real, personal or mixed, including tangible and intangible property, including capital stock.

        When we use the term "lien" we mean, with respect to any property of any kind, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest or other security or similar agreement of any kind on or with respect to the property, including any conditional sale or other title retention agreement that has substantially the same economic effect as any of the foregoing.

        Under the fiscal agency agreement, however, we are permitted to incur "permitted liens", including liens used to secure the purchase price of any kind of property or assets we acquired after the date of the fiscal agency agreement, or to secure Indebtedness incurred solely to finance the acquisition of property or assets we acquired after the date of the fiscal agency agreement, in both cases other than receivables we purchase under the receivables purchase agreement. In addition:

  •
  a permitted lien must be limited to the related property or asset;

  •
  any Indebtedness it secures must be for an amount that does not exceed the purchase price of the relevant property or asset;

  •
  a permitted lien must be created within 180 days of the acquisition of the relevant property or asset; and

  •
  the aggregate amount of Indebtedness outstanding at any one time that is secured by permitted liens cannot exceed U.S.$1,000,000.

  Use of Proceeds

        We will apply the net proceeds of all the Indebtedness we incur to:

  •
  purchase eligible receivables of designated customers generated or to be generated from PMI Services in accordance with the receivables purchase agreement;

  •
  service or refinance existing Indebtedness; or

  •
  for general corporate purposes as permitted by the "—Our Business" covenant described below.

  Financial Covenants

        We agree to comply with certain financial covenants on each date of determination. By "date of determination", we mean the first day of every month, any date on which we incur Indebtedness or any date on which we make a restricted payment, as described below in "—Limitation on Restricted Payments". More specifically, on these dates of determination we will not allow:

  •
  the total liabilities to equity ratio to be greater than 7 to 1. By "total liabilities to equity ratio", we mean the aggregate outstanding principal amount of all Indebtedness that we incur, other than subordinated debt provided by Petróleos Mexicanos, divided by our Equity. Equity includes our total paid-in capital, retained earnings and reserves, as well as the subordinated debt which Petróleos Mexicanos provided to us. In order to be included in the determination of Equity, subordinated debt must be subordinated in accordance with the fiscal agency agreement; or

  •
  the debt service coverage ratio to be less than 3 to 1. By "debt service coverage ratio", we mean, during the 90-day period preceding each of these dates, the sum of:

  (1)
  the aggregate amount of payments made to us by obligors on the purchased receivables,

  (2)
  capital contributions, including the proceeds of the subordinated debt held by Petróleos Mexicanos or any of its Affiliates that is subordinated in accordance with the fiscal agency agreement, in the form of cash or permitted investments as described below in "—Limitation on Transfers of Receivables; Investments", (net of restricted payments during that period), and

  (3)
  income from permitted investments,

    divided by the maximum aggregate amount of scheduled debt service for any fiscal quarter during which our Indebtedness is outstanding.

  By "debt service" we mean all interim and final (at scheduled maturity, upon acceleration or otherwise) payments of principal, including any amount in respect of original issue discount, of, and premium, if any, and interest on, including additional amounts or similar gross-ups in respect of taxes, and other amounts, including fees and commissions, in respect of our Indebtedness, including any payments, prepayments, redemptions and repurchases of Indebtedness.

  By "scheduled debt service" we mean, on any date, payments of principal of, and premium, if any, interest on, and other amounts, including fees and commissions, in respect of our Indebtedness that are scheduled to become due and payable on or after that date in amounts that are determinable as of that date, assuming prevailing interest rates in the case of floating rate Indebtedness.

  Debt Incurrence

        We will not incur Indebtedness unless, after giving effect to the new Indebtedness,

  •
  the total liabilities to equity ratio is not greater than 7 to 1;

  •
  the debt service coverage ratio is not less than 3.5 to 1; and

  •
  no event of default or specified event, as described below in "—Events of Default" and "—Specified Events", shall have occurred and be continuing.

  Compliance with Receivables Documents

        We will perform and comply with each of our obligations, covenants and agreements under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and the designated customer notices. To the extent that any provision in any of these documents (a) permits us to waive compliance with that provision or (b) requires that we find any document, opinion or other instrument or any event or condition acceptable or satisfactory, for purposes of the fiscal agency agreement, we will comply with that provision only if: the waiver is permitted or approved in accordance with each debt agreement under which any of our Indebtedness was issued and is outstanding or under which any commitment to purchase or extend our Indebtedness is in effect; and the document, opinion, instrument, event or condition is so permitted or approved.

        No amendment to, or waiver of, any provision of defined terms made pursuant to the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement or the designated customer notices will be effective unless it is permitted or approved in accordance with the terms of our debt agreements.

  Payment of Obligations; Compliance With Obligations

        We agree to pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all of our obligations, except where:

  •
  the amount or validity of the obligation is currently being contested in good faith by appropriate proceedings and reserves regarding the obligation in conformity with IAS or U.S. GAAP, as applicable, have been provided on our books; or

  •
  the failure to pay, discharge or otherwise satisfy the obligation would not have a Material Adverse Effect.

        We shall defend or, in accordance with the servicing and collection agency agreement, cause the servicer to defend, all of our rights, title and interest in, to and under the purchased receivables, whether now existing or to be generated in the future, against all claims of third parties. We will fulfill all our material obligations in connection with each purchased receivable and will do nothing to impair our rights in each purchased receivable.

  Books and Records

        We agree in all material respects to keep proper books of records and account. We agree to maintain full, true and correct entries in these books in conformity with IAS or U.S. GAAP, as applicable, as well as all requirements of law of all dealings and transactions in relation to our business and activities.

        For purposes of this annual report, when we use the term "requirements of law" we mean, as to any person, (a) the certificate of incorporation and by-laws or other organizational or governing documents of that person, and (b) any law, treaty, rule or regulation or a final determination of a court or other governmental authority. In each case, we mean those documents, laws, treaties, rules, regulations or determinations which are applicable to or binding upon that person or any of its property or to which that person or any of its property is subject. However, if the violation of any provision of such document, law, treaty, rule, regulation or final determination will not have a Material Adverse Effect, then that document or law will not be a requirement of law.

        Compliance with Law and Contractual Obligations.    We agree to comply with all requirements of law and the provisions of the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements, the crude oil sale agreement governing PEP's sale of crude oil to PMI and all our other material contractual obligations in all material respects.

  Delivery of Collections

        If a designated customer pays collections directly to us, we agree to transfer or deposit those collections into the collection account as soon as practicable in accordance with the servicing and collection agency agreement.

  Separate Corporate Existence

        We agree:

  (a)
  to maintain our own deposit account or accounts. None of Petróleos Mexicanos or its Affiliates will have independent access to our deposit accounts. However, PMI and Petróleos Mexicanos will have independent access to them in their capacities as servicer and investment manager and in accordance with the servicing and collection agency agreement and the investment management agreement. We will not commingle our funds with the funds of Petróleos Mexicanos or any of its Affiliates;

  (b)
  that, to the extent we share the same officers or other employees with any of our shareholders or with Petróleos Mexicanos or any of its Affiliates,

  •
  the salaries of the shared officers and other employees and the expenses related to providing them benefits shall be fairly allocated among us, and

  •
  each of us shall bear its fair share of the salary and benefit costs associated with the shared officers and other employees;

  (c)
  that, to the extent we jointly contract with any of our shareholders or Petróleos Mexicanos or any of its Affiliates to do business with vendors or service providers or to share overhead expenses,

  •
  the costs incurred shall be allocated fairly among us, and

  •
  each of us shall bear our fair share of these costs;

  (d)
  that, to the extent we contract or do business with vendors or service providers where the goods and services provided are partially for the benefit of any of our shareholders or Petróleos Mexicanos or any of its Affiliates,

  •
  the costs incurred shall be fairly allocated to or among those of us for whose benefit the goods or services are provided, and

  •
  each of us shall bear our fair share of these costs;

  (e)
  that all business transactions between us and Petróleos Mexicanos or any of its Affiliates shall be only on terms no less favorable to us than those we could obtain if we entered into the transactions with non-Affiliates;

  (f)
  that we will maintain our office space separate from the office space of Petróleos Mexicanos, PMI, PEP, PMI Services and their Affiliates. However, our office space may be located at the same address as Petróleos Mexicanos, PMI, PEP, PMI Services or one or more of the Affiliates. Moreover, we may not maintain office space in the United States or Mexico;

  (g)
  that, to the extent we and any of our shareholders or Petróleos Mexicanos or any of its Affiliates have offices in the same location, we shall make a fair and appropriate allocation of overhead costs among us. Further, each of us shall bear our fair share of those expenses;

  (h)
  to issue separate financial statements prepared at least quarterly and prepared in accordance with IAS or U.S. GAAP; and

  (i)
  to conduct our affairs strictly in accordance with our Memorandum and Articles of Association and to observe all necessary, appropriate and customary corporate formalities, including, but not limited to:

  •
  holding all regular shareholders' and directors' meetings;

  •
  maintaining current minute books; and

  •
  maintaining financial reports, corporate records and books of account separate from those of any other person.

  Preservation of Corporate Existence

        We agree:

  •
  to preserve and maintain our corporate existence, rights, franchises and privileges in the Cayman Islands; and

  •
  to qualify and remain qualified in good standing as a foreign corporation in each jurisdiction where that qualification is required, other than any jurisdiction where our failure to qualify would not have a Material Adverse Effect.

  Assessment

        We agree to pay and discharge all taxes, assessments, levies and other governmental charges that are imposed on us. However, we do not need to meet this requirement for taxes, assessments, levies and other governmental charges:

  •
  that are being contested in good faith by appropriate proceedings and for which we have set aside on our books adequate reserves in accordance with IAS or U.S. GAAP, as applicable, and

  •
  where the failure to pay, satisfy or discharge would not have a Material Adverse Effect.

  Limitation on Transfers of Receivables; Investments

        We agree not to, at any time, sell, transfer or otherwise dispose of any of the purchased receivables, collections or proceeds on the purchased receivables, except:

  •
  as permitted under the receivables purchase agreement;

  •
  by way of liens permitted to exist under the negative pledge covenant described above; or

  •
  as permitted by the limitation on restricted payments covenant described below.

        We also covenant not to make any investment other than a "permitted investment", as described below.

        An "investment" means:

  •
  any advance, loan or capital contribution to another person or entity;

  •
  any purchase of the stock, bonds, notes, debentures or other securities of another person or entity;

  •
  any acquisition, by purchase or otherwise, of all or substantially all of the business, assets, stock or other evidence of beneficial ownership of another person or entity; and

  •
  the making of any investment in any person or entity.

        Extensions of trade credit on commercially reasonable terms in accordance with normal trade practices, and any increase in the equity ownership of an entity resulting from retained earnings are not included in this definition of investment. Our purchase of eligible receivables under the receivables purchase agreement are also not considered investments under this definition.

        "Permitted investments", which are not prohibited under this covenant, are:

  •
  securities issued, unconditionally and fully guaranteed or insured by the full faith and credit of the government of the United States (or any of its agencies or instrumentalities) having maturities of not more than one year from the date of acquisition;

  •
  dollar-denominated obligations issued or fully guaranteed by the government of Canada, Switzerland or any member country of the European Union or any state of the United States, or any political subdivision or agency of these governments, with maturities of one year or less from the time acquired and rated one of the two highest ratings obtainable by Moody's and Standard & Poor's and, if rated by Duff & Phelps or Fitch, by any such rating agency;

  •
  dollar-denominated certificates of deposit and eurodollar time deposits with maturities of one year or less from the time acquired, banker's acceptances with maturities of one year or less and overnight bank deposits, in each case with any commercial bank meeting certain size and ratings criteria;

  •
  repurchase obligations with a term of not more than seven days for underlying securities of the three types described above, entered into with any financial institution meeting the same size and ratings criteria;

  •
  dollar-denominated commercial paper or other debt instruments with maturities of one year or less from the time acquired and rated one of the two highest ratings by Moody's and Standard & Poor's and, if rated by Duff & Phelps or Fitch, by any such rating agency; and

  •
  dollar-denominated investments in money market funds, including funds in which the fiscal agent or any of its affiliates serves as an administrator, shareholder, servicing agent or custodian, so long as the funds:

  (a)
  are rated one of the two highest ratings by Moody's and Standard & Poor's, and

  (b)
  if rated by Duff & Phelps or Fitch, by any such rating agency and invest exclusively in investments of the five types described above.

  Our Business

        We agree not to engage at any time in any business or business activity other than:

  •
  the acquisition of eligible receivables under the receivables purchase agreement;

  •
  the assignments and transfers under the receivables purchase agreement;

  •
  the other transactions contemplated by the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP's sale of crude oil to PMI; and

  •
  any activity incidental to these activities and necessary or convenient to accomplish them.

        We also covenant and agree not to enter into or be a party to any agreement or instrument other than in connection with the foregoing.

  Agreements

        We shall not:

  (a)
  become a party to any type of agreement or undertaking, other than:

  •
  the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP's sale of crude oil to PMI and any other documents in connection with the foregoing agreements;

  •
  leases of office space, equipment or other facilities for our use in our ordinary course of business;

  •
  employment agreements, service agreements and agreements relating to shared employees; and

  •
  agreements necessary to perform our obligations or otherwise permitted under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP's sale of crude oil to PMI and any other documents in connection with the foregoing agreements;

  (b)
  issue any power of attorney, except:

  •
  to any collection agent;

  •
  to the servicer; or

  •
  for the purpose of permitting any person to perform any functions on our behalf that are not prohibited by or inconsistent with the terms of the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP's sale of crude oil to PMI and any other documents in connection with the foregoing agreements; or

  (c)
  supplement, modify or waive any of the provisions of the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, or the designated customer notices. Moreover, we shall not request, consent to or permit any supplement, modification or waiver or exercise any consent rights granted to us under those documents unless that change, waiver or exercise would not have:

    •
    a Material Adverse Effect; or

    •
    an adverse effect on the interests, rights or remedies of the holders of any of our outstanding Indebtedness under or with respect to the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements or the crude oil sale agreement governing PEP's sale of crude oil to PMI and any other documents in connection with the foregoing agreements.

  Offices

        We agree that we (a) will not move the location of our chief executive office or our legal head office to a new location within or outside the Cayman Islands and (b) will not move the location of any of the offices where we keep our records concerning the purchased receivables to a new location within or outside the Cayman Islands or Mexico. However, we may do so if we:

  •
  provide 30 days prior written notice to the holders of our Indebtedness in accordance with the related debt agreement; and

  •
  take all actions reasonably requested by any holder of our Indebtedness in an Issuer Notice in order to continue the perfection and priority of our ownership or security interest in all purchased receivables and related property then owned or thereafter created, including but not limited to all filings and other acts necessary under the Uniform Commercial Code or similar statute of each relevant jurisdiction. For a description of what we mean by related property, see "—The Designated Customers and Eligible Receivables—The Eligible Receivables".

  Charter

        We agree that we shall not amend or make any modification to our Memorandum and Articles of Association if that modification would impair the interests, rights or remedies of the holders of our outstanding Indebtedness under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP's sale of crude oil to PMI and any other documents in connection with the foregoing agreements. However, we may amend or modify our Memorandum and Articles of Association if we make that modification (a) pursuant to changes in law of the jurisdiction of our incorporation or (b) to change our name, registered agent or the address of our registered office.

  Limitation on Restricted Payments

        We shall not:

  •
  make any payment on subordinated indebtedness;

  •
  declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of our capital stock, or any of our subordinated indebtedness, whether now or hereafter outstanding; or

  •
  make any other distribution in respect thereof.

        Under the fiscal agency agreement, these three kinds of payments are considered "restricted payments".

        However, we may make such payments, declarations or distributions if, after giving effect to that restricted payment:

  •
  no event of default, specified event or event or condition that would constitute an event of default or specified event, as described below in "—Events of Default" and "—Specified Events", with notice or in the future shall have occurred and be continuing; and

  •
  we would be in compliance with the "Debt Service Coverage Ratio" and the "Total Liabilities to Equity Ratio" covenants described above.

        We shall not make any payment in respect of unscheduled optional or mandatory prepayments, redemption or repurchases of our Indebtedness, whether directly or indirectly, whether in cash or our property or obligations, unless the payment is of debt service that has been declared immediately due and payable following the occurrence of a default or an event of default under any of our debt agreements. However, we may make these payments if, after giving effect to the restricted payment as if it were included in the payment of principal, interest, premium and other amounts (including fees and commissions) on our Indebtedness that is scheduled to become due and payable on or after we make the restricted payment:

  •
  no event of default, specified event or event or condition that would constitute an event of default or specified event, as described below in "—Events of Default" and "—Specified Events", with notice or in the future shall have occurred and be continuing; and

  •
  we would be in compliance with the "Debt Service Coverage Ratio" and the "Total Liabilities to Equity Ratio" covenants described above.

  Events of Default

        Under the terms of the fiscal agency agreement, each of the following constitutes an "event of default":

  (a)
  our failure to comply with our obligations (1) to maintain and fund the retention account as described below under "—Funding and Administration of Retention Account", which failure shall continue for 7 business days, or (2) to maintain and fund the liquidity facility as described below under "—Liquidity Facility", which failure shall continue for 30 business days;

  (b)
  our failure to remedy a breach of

  (1)
  (x)    the "Total Liabilities to Equity Ratio" covenant or

  (y)
  the "Debt Service Coverage Ratio" covenant

      by obtaining contributions to our Equity to the extent necessary to restore compliance on a pro forma basis with the applicable covenant after giving effect thereto within 60 days after such breach, including on any date of determination; or

    (2)
    any covenant under the fiscal agency agreement in any material respect (other than those covenants referred to in paragraphs (a) and (b)(1) above in this sub-section of this annual report) within 60 days after such breach;

  For purposes of determining whether a failure to comply with the "Debt Service Coverage Ratio" covenant or the "Total Liabilities to Equity Ratio" covenant has been cured, any capital contributions obtained after we became aware of the failure to comply will be considered payments made to us by obligors on purchased receivables during the three months immediately prior to such failure.

  (c)
  some events of bankruptcy, insolvency, suspension of payments, liquidation, dissolution or reorganization relating to PMI Services, PMI (unless a novation of the crude oil sale agreement governing PEP's sale of crude oil to PMI is in effect), PEP, Petróleos Mexicanos or us;

  (d)
  the occurrence of a change of control that is accompanied by a Rating Decline;

    By "change of control", we mean the occurrence of any of the following events:

    •
    Pemex Finance Trust or Petróleos Mexicanos or any of its Affiliates ceases to be the "beneficial owner", as defined in Rules 13d-3 and 13d-5 under the Exchange Act, directly or indirectly, of 100% of our issued and outstanding capital stock, and there is a reasonable likelihood that that change will have an adverse effect on the holders of the Notes;

    •
    We consolidate with, or merge into or with, another person, or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets;

    •
    Petróleos Mexicanos or its successor ceases to be the beneficial owner, directly or indirectly, of at least a majority of the issued and outstanding voting shares of PMI or PMI Services; or

    •
    PEP sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its oil producing assets (directly or indirectly, by way of merger, transfer of assets or shares of capital stock, or otherwise) to an entity other than Petróleos Mexicanos or its successor, or an Affiliate controlled, directly or indirectly, by Petróleos Mexicanos or its successor, which assumes all of the obligations of PEP under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices and the crude oil sale agreement.

  (e)
  our failure to make any payment of principal on our Indebtedness at maturity, including any applicable grace period, in an amount in excess of U.S.$10,000,000 (or the equivalent thereof in any other currency or composite currencies), when the failure has continued for a period of 30 days after our receipt of an Issuer Notice notifying us of that failure;

  (f)
  our default on any Indebtedness, if that default results in the acceleration of Indebtedness in an amount in excess of U.S.$10,000,000 (or the equivalent thereof in any other currency or composite currencies) without that Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after our receipt of an Issuer Notice notifying us of that default.

  However, if any of the failures, defaults or accelerations referred to in this clause (f) or clause (e) above shall cease or be cured, waived, rescinded or annulled, then the event of default arising by reason of that failure, default or acceleration shall likewise be considered cured;

  (g)
  if we fail to have, at any time and for a period of 5 business days,

  (1)
  a valid unencumbered ownership interest in purchased receivables sold under the receivables purchase agreement, valued at the purchase price paid for that receivable, whether existing as of such date or to be generated thereafter; and

  (2)
  a valid unencumbered ownership interest in cash, cash equivalents and permitted investments in excess of an amount equal to the sum of the next payment of scheduled debt service for all debt agreements under which Indebtedness is outstanding at such date;

    and the aggregate value of (1) and (2) together is less than the outstanding principal amount of our Indebtedness as of the date of determination. However, if that failure results from a defect in the validity of the ownership interest or an encumbrance which may be cured or removed, and we are taking steps to effect the cure or removal, then the failure will have to have continued for a period of 10 days for it to constitute an event of default.

    By "next payment of scheduled debt service", we mean, on any date of determination for any debt agreement, the amount of the first payment of scheduled debt service on the outstanding Indebtedness under that debt agreement that is scheduled to be paid after that date of determination. Amounts scheduled to be paid on the same date shall be treated as a single payment whether the amounts are principal, interest or otherwise.

  (h)
  if:

  •
  any designated customer which is an Affiliate of Petróleos Mexicanos directly or indirectly makes a payment with respect to purchased receivables into or for the account of Petróleos Mexicanos, PMI, PMI Services or any other Subsidiary of Petróleos Mexicanos;

  •
  PMI does not deliver, or cause to be delivered, that payment to the relevant collection agent for deposit in the collection account; and

  •
  PMI's failure to deliver, or cause to be delivered, continues for 7 business days after the payment was made to or for the account of Petróleos Mexicanos, PMI, PMI Services or any other Subsidiary of Petróleos Mexicanos;

  (i)
  if:

  •
  PMI fails to comply in any material respect with its obligation under the receivables purchase agreement to cause the monthly average amount of eligible receivables of designated customers it generates during any consecutive twelve month period that are not subject to any encumbrance other than under the receivables purchase agreement to represent at least the lesser of:

    •
    20 million barrels of Maya crude oil; and

    •
    80% of PMI's total eligible receivables generated from sales of Maya crude oil, and Petróleos Mexicanos does not cause PMI to comply with its obligation; and

  •
  in any month after its failure to comply, PMI directly or indirectly sells Maya crude oil representing more than 30% of its average monthly exports of Maya crude oil during the consecutive twelve-month period prior to the date of determination to any third party; the third party is not required to make all payments on receivables owed to PMI to a collection account; and PMI can obligate the third party to resell the crude oil to third parties who are, in turn, required to make their payments on any receivable to a collection account.
(j)	(A)	except with respect to the case described in (h) or (i) above, failure on the part of any of PMI, PEP, Petróleos Mexicanos, PMI Services or us to remedy a material breach of its or our material obligations under the receivables purchase agreement or the letter agreement, and that failure continues for a period of 60 days; or
(B)
failure by PEP to export at least 90% of its exports through PMI, if such failure continues for 30 days. However, if PEP's exports through PMI are less than 50% of PEP's exports, the 30 day cure period would not apply;
  (k)
  any of the representations or warranties of:

(A)	PEP, PMI, PMI Services or us made pursuant to the sections of the receivables purchase agreement entitled (1) "Conduct of Business", "Organization; Powers", "Litigation;

      Compliance with Laws", and "Consideration Received", or (2) "Authorization" or "Enforceability"; or

    (B)
    Petróleos Mexicanos made pursuant to the letter agreement,

    prove to have been false or incorrect in any material respect when made, and that representation or warranty continues to be false or incorrect in any material respect for 60 days;

(l)	(A)	the Mexican Government, Petróleos Mexicanos or any of its Affiliates takes action, which is not withdrawn, rescinded or reversed within 10 days, that prevents Petróleos Mexicanos, PMI Services, PMI or PEP (or any entity that has assumed the obligations of Petróleos Mexicanos, PMI Services, PMI or PEP under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, each designated customer notice and the crude oil sale agreement governing PEP's sale of crude oil to PMI) from:
      (1)
      carrying on all or substantially all of its business and operations relating to the generation and sale of receivables, or

      (2)
      complying with its obligations with respect to the sale of crude oil under the crude oil sale agreement governing PEP's sale of crude oil to PMI;

    (B)
    or:

    •
    either Petróleos Mexicanos or PEP ceases to be a decentralized public entity of the Mexican Government or otherwise controlled by the Mexican Government;

    •
    either Petróleos Mexicanos or PEP is dissolved, disestablished, or suspends its operations, and that dissolution, disestablishment or suspension of operations is material in relation to the business of Petróleos Mexicanos or PEP taken as a whole; or

    •
    Petróleos Mexicanos or PEP ceases to be the entity which has the exclusive right and authority to conduct on behalf of Mexico the activities of exploration, exploitation, production and first-hand sale of crude oil;
(m)	(A)	any of Petróleos Mexicanos, PEP, PMI, PMI Services or us (or any entity that has assumed their or our obligations) revokes, terminates or repudiates the fiscal agency agreement, the receivables purchase agreement, the servicing and collection agency agreement, the crude oil sale agreement governing PEP's sale of crude oil to PMI or the letter agreement; or
	(B)	any of those agreements ceases to be in full force and effect other than pursuant to its terms.

    However, if their or our revocation, termination, cessation or repudiation could not reasonably be expected to result in a Material Adverse Effect, it shall not be an event of default;

  (n)
  we fail to purchase eligible receivables, generated or to be generated, arising out of the sale of crude oil other than Maya crude oil within 10 business days after the date when we are required to do so under the receivables purchase agreement; or

  (o)
  we fail to add a new customer to the list of designated customers within 60 days of the date when we are required to do so under the receivables purchase agreement.

        The "Issuer Notice" mentioned above in connection with certain events of default is a written notice sent to us by a holder of our Indebtedness, or the relevant trustee or other representative of the holder, specifying that it is an Issuer Notice for purposes of the fiscal agency agreement. To the extent that the debt agreement under which the relevant Indebtedness is issued specifies procedures, requirements or conditions for the giving of an Issuer Notice, the notice must be given in compliance with these requirements.

        Any individual debt agreement may provide that one or more of the foregoing events of default do not apply to debt issued under such agreement or may include additional or different events of default. However, such variations shall only apply to the Indebtedness issued under such debt agreement, and not to the Notes.

  Specified Events

        Under the terms of the fiscal agency agreement, each of the following constitutes a "specified event":

  (1)
  upon notification to us pursuant to a Specified Event Notice,

  •
  our failure to comply with any covenant referred to in clause (b)(1) above under "—Events of Default" and the continuation of that failure; or

  •
  PMI's failure to comply in any material respect with its obligation under the receivables purchase agreement to cause the monthly average amount of eligible receivables of designated customers generated by PMI during any consecutive twelve-month period that are not subject to any encumbrance other than under the receivables purchase agreement to represent at least the lesser of:

  •
  20 million barrels of Maya crude oil; and

  •
  80% of PMI's total eligible receivables generated from sales of Maya crude oil;

  (2)
  an event of default in paragraph (g) under "—Events of Default" shall have occurred and be continuing, or

  (3)
  any other event or condition that is identified as a special event in any of our debt agreements.

  Liquidity Facility

        Under the fiscal agency agreement, we have established and are required to maintain a liquidity facility at all times. The liquidity facility is made up of:

  •
  an account with the fiscal agent which is called the "liquidity account" and

  •
  acceptable letters of credit delivered to the fiscal agent as described under "—Acceptable Letters of Credit" below.

        On any date, the balance of cash and permitted investments in the account with the fiscal agent plus the amount of any acceptable letters of credit must be at least equal to the sum of the next payment of scheduled debt service for all debt agreements under which we have indebtedness outstanding.

        We shall deposit, or shall cause to be deposited, with the fiscal agent no later than 10 a.m., New York time, on each business day the amount necessary to ensure that the amount on deposit is sufficient to pay debt service in respect of our Indebtedness on that business day. If by 10 a.m., New York time, on any business day the funds on deposit with the fiscal agent are insufficient to pay the debt service due and payable on that business day, then the fiscal agent shall draw from the liquidity facility, if it is available, an amount equal to the amount of that insufficiency on the same business day.

  Acceptable Letters of Credit

        Instead of holding cash or cash equivalents in the liquidity account, we may provide the fiscal agent with one or more acceptable letters of credit which by their terms require that any drawing on them be deposited in the liquidity account. In this annual report, when we use the term "acceptable letter of credit", we mean an irrevocable letter of credit that has been issued to and for the benefit of the fiscal agent for the account of someone other than us. In order to be an acceptable letter of credit, a letter of credit:

  •
  must be issued by an office located in the United States of a bank or trust company which is organized under the laws of the United States or any state thereof that has both a short-term deposit rating of at least P-1 and A-1 and long-term deposit rating of at least A-2 or its equivalent by Moody's and A by Standard & Poor's and, if rated by either of Duff & Phelps or Fitch, by any such rating agency. If at any time the issuer of a letter of credit shall cease to meet these requirements, then the letter of credit shall cease to be an acceptable letter of credit; and

  •
  must by its terms have an initial expiration date at least one year beyond its date of issuance and provide that:

  •
  the letter of credit will be automatically renewed for a period of at least one year beyond its then current expiration date unless the issuer of the letter of credit provides a written termination notice to the fiscal agent at least 20 business days prior to its then current expiration date; and

  •
  if we have delivered a termination notice, the fiscal agent shall be entitled, at an office located in the Borough of Manhattan, The City of New York, to draw the full amount available to be drawn under the letter of credit at any time after its receipt of the termination notice and prior to the expiration of the letter of credit. The amount is to be deposited in an account with the fiscal agent.

        After we deliver one or more acceptable letters of credit to the fiscal agent, if the amount held in the liquidity facility is greater than the aggregate amount of the next payment of scheduled debt service for all debt agreements under which we have debt outstanding, the fiscal agent shall release to us, if available in the liquidity account, an aggregate amount of cash (and, if necessary, liquidate investments held in the liquidity account) necessary to reduce the amount of the liquidity facility to the aggregate amount of the next payment of scheduled debt service for all debt agreements under which we have debt outstanding. The fiscal agent shall return any acceptable letter of credit to us or as we direct upon the deposit by a person or entity, other than us, of cash or cash equivalents into the liquidity account available to be drawn by the fiscal agent under that acceptable letter of credit for deposit in the liquidity account. Unless the fiscal agent receives written notice from the issuer of any acceptable letter of credit at least 5 days prior to the date of expiration of the letter of credit that it has been renewed, the fiscal agent shall draw the full amount available thereunder and deposit the amount paid pursuant to such drawing in the liquidity account.

  Payment of Accelerated Debt Service

        Each of our debt agreements shall expressly provide, and each holder of our Indebtedness upon becoming a holder shall be deemed to agree, that

  •
  that holder shall only be entitled to receive payment of accelerated debt service in respect of that Indebtedness. By "accelerated debt service", we mean any debt service which has been declared immediately due and payable (or in the case of a credit enhancement provided with respect to its debt service, the reimbursement obligation has been declared due and payable) after the occurrence of a default or an event of default under any debt agreement, and

  •
  that holder shall not ask, demand, sue for, take or receive from us, by set-off or in any other manner, or retain, payment (in whole or in part) of accelerated debt service other than such holder's ratable share of amounts, if any, on deposit in the retention account.

        However, that agreement shall automatically cease to have any force and effect upon the occurrence and during the continuance of:

  •
  any event of default of the type referred to in clauses (a), (b)(1)(x), (c), (d), (g), (h), (i), (j)(B), (k)(A)(2), (k)(B), (l) or (m) above under "—Events of Default" or

  •
  an event of default of the type referred to in any of our debt agreements which under the terms of that debt agreement triggers a diversion of 100% of collections to the retention account in the same manner as such clauses pursuant to the fiscal agency agreement.

        Nonetheless, the right of any person to enforce the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and each designated customer notice against any party thereto or to exercise any right thereunder shall not be limited.

  Funding and Administration of Retention Account

        Under the fiscal agency agreement, we have established and are required to maintain an account with the fiscal agent designated as the "retention account".

        The provisions of the fiscal agency agreement governing the retention account are only triggered when we receive one or the other of certain notices from holders of our indebtedness, called the "Specific Event Notice" and the "Acceleration Notice", and while this notice remains in effect. For a more complete discussion of what we mean by these terms, see "Glossary of Certain Defined Terms Used Primarily Under the Captions "Description of Principal Agreements,' "Description of the Indenture' and "Description of the Insurance Documents."'

        On each business day during a period when a Specified Event Notice and/or an Acceleration Notice is in effect, we, or the fiscal agent on our behalf, have agreed to instruct all collection agents to transfer, to the extent available in the collection account, amounts to the retention account as follows:

  •
  if an Acceleration Notice is in effect and we have received an Acceleration Notice or an Issuer Notice specifying that an event of default of the types referred to in clause (a), (b)(1)(x), (c), (d), (g), (h), (i), (j)(B), (k)(A)(2), (k)(B), (l) or (m) under "—Events of Default" above shall have occurred and be continuing, on each business day 100% of all collections paid into the collection account on the immediately preceding business day on receivables we have purchased under the receivables purchase agreement;

  •
  in all other cases, 25% of the amount by which the aggregate collections deposited into the collection account on the immediately preceding business day exceed the aggregate amount of debt service (excluding any accelerated debt service) that was paid on the immediately preceding business day.

        In addition, an event of default in any debt agreement which, under the terms of that debt agreement, triggers a diversion of 100% of collections to the retention account, will also result in the retention of 100% of collections under the fiscal agency agreement.

        Any amounts on deposit in the retention account on any business day shall be applied to pay accelerated debt service, if any, that is due and payable on that day. While a Specified Event Notice is in effect but no Acceleration Notice is in effect, we agree to maintain in the retention account at all times an amount at least equal to the aggregate amount of funds required to be transferred from all collection accounts to the retention account following the delivery of the Specified Event Notice. All such payments shall be paid to holders of Indebtedness in proportion to amounts of accelerated debt service due and unpaid to them. Pending distribution to holders of Indebtedness, amounts held in the retention account shall be invested by the fiscal agent in permitted investments as directed by us or someone we appoint.

        The collection agent will continue to transfer funds to the collection account until it receives a notice from the fiscal agent to cease doing so.

  Investment of Funds in Liquidity Account and Retention Account

        We, or the investment manager on our behalf, shall instruct the fiscal agent as to the investment of funds (or variation or redemption of such investments) in the liquidity account and the retention account on our behalf. However, (1) such investments must only be in permitted investments and (2) for purposes of the liquidity account, such investments must have final maturities consistent with ensuring that sufficient cash to pay the next payment of scheduled debt service for each of our outstanding debt agreements is available in the liquidity account.

The Servicing and Collection Agency Agreement

        The servicing and collection agency agreement governs the treatment and allocation of collections upon the receivables. In this annual report, when we say "collection", we mean all amounts received from the designated customers on the purchased receivables when due in the form of cash, checks, wire transfers or any other form of cash payment. The term also includes:

  •
  any late payment or default, interest or finance charges assessed against or payable by any customer because that customer has failed to make timely payment in full;

  •
  all collections received in respect of the related property. For a more complete description of what related property is, see "—The Designated Customers and Eligible Receivables—The Eligible Receivables";

  •
  all proceeds of the receivables and collections thereof, including collections evidenced by an account, note, instrument, letter of credit, contract, security agreement, chattel paper, general intangible or other evidence of indebtedness or security;

  •
  whatever is received upon the sale, exchange, collection or other disposition of, or any indemnity, warranty or guarantee payable in respect of, the foregoing; and

  •
  all "proceeds" as defined in Section 9-306 of the Uniform Commercial Code as in effect in the State of New York.

        Under the servicing and collection agency agreement, UBS AG was appointed to act as the initial collection agent and PMI was appointed to act as the servicer. On October 1, 1999, Standard Chartered Bank replaced UBS AG as collection agent, in accordance with the terms of the servicing and collection agency agreement. Standard Chartered Bank is one of a number of banks with which PMI and Petróleos Mexicanos maintain ordinary banking relationships. When we use the term "collection agent" in this annual report, we mean it to include not only Standard Chartered Bank, but also any of Standard Chartered Bank's successors appointed in accordance with the servicing and collection agency agreement. Likewise, when we use the term "servicer", we intend it to include not only PMI, but also any of PMI's successors appointed in accordance with that agreement.

  The Collection Account

        The collection account is an account established in the name of PMI, PMI Services, and us, which is administered by the collection agent. The designated customers make their payments for crude oil they purchase from PMI into the account, regardless of whether they are buying Maya crude oil or another type of crude oil. In accordance with instructions provided by the servicer, the collection agent allocates the funds held in the collection account to us, PMI Services, PMI, or the retention account, as described below.

  Duties of the Collection Agent

        The primary responsibility of the collection agent is to transfer payments on each receivable which have been paid into the collection account to the owner of that receivable. Because the designated customers make all their payments, not just those on the purchased receivables, into the account, the collection agent has to allocate the funds between PMI, PMI Services and us. No distribution of collections to us, PMI or PMI Services will be considered definitive until the servicer, relying on information supplied by PMI and the designated customers, determines the proper allocation of each collection. We, PMI and PMI Services have agreed to return any over-payments made to us. Each collection agent will transfer funds corresponding to our interest in any collection account that we, PMI Services and PMI maintain with it within one business day of receiving transfer instructions from the servicer. However, the collection agent will not follow the servicer's instructions to transfer funds if the fiscal agent has instructed it to instead transfer funds to the retention account, as described in "—The Fiscal Agency Agreement—Funding and Administration of Retention Account".

        The collection agent will also deliver a report to the servicer on each business day on which it receives collections in its collection account, indicating the amount of collections deposited. The collection agent will invest any amounts remaining in its collection account overnight on our behalf, as Petróleos Mexicanos, acting as investment manager, instructs. The collection agent has no obligation to any party to make inquiries about the performance of any party under the receivables purchase agreement and the servicing and collection agency agreement. It also has no obligation to inspect the books, properties or records of the servicer.

        We, PMI and PMI Services will pay the collection agent reasonable and documented fees and reimburse the collection agents for their reasonable and documented expenses in connection with the performance of their obligations. A collection agent may resign by giving at least 90 days notice. In addition, either PMI or we may remove a collection agent:

  •
  if it fails to perform its duties, or

  •
  if it ceases to meet the qualifications specified in the servicing and collection agency agreement.

        A collection agent must be (1) a bank or trust company organized under the laws of the United States or any state of the United States or (2) the branch of a foreign bank, in each case having an office located in New York City. In addition, each collection agent must meet minimum financial standards specified in the servicing and collection agency agreement.

  Duties of the Servicer

        The servicer manages, services, administers and collects any receivables of designated customers that have been sold by PMI to PMI Services and thereafter to us. The servicer has full power and authority to do all things necessary to complete these duties, including the defense of our right, title and interest, and, if applicable, the right, title and interest of PMI and PMI Services, to the receivables and collections upon those receivables. The servicer has agreed to take all commercially reasonable steps to collect, and hold any collections it may receive in trust, for the benefit of PMI, PMI Services or us. The servicer covenants:

  •
  not to discharge any receivable sold to us nor to release any designated customer from its obligations with respect to any such purchased receivable except (a) with our consent or the consent of PMI Services, as applicable; (b) upon payment in full of that purchased receivable; or (c) in accordance with the terms of the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and each designated customer notice;

  •
  not to take any action or cause any person to take any action that would impair our rights or the rights of PMI Services in any purchased receivable;

  •
  not to create, incur or assume any lien upon or with respect to any purchased receivable, except as permitted by the receivables purchase agreement; and

  •
  to furnish us, PMI Services and the collection agent with an annual report prepared by an internationally recognized independent certified public accountant stating that the servicer is in compliance, and that all related accounts, records and computer systems are properly prepared and maintained in accordance with, the servicing and collection agency agreement.

        We, PMI Services and, in the event that PMI ceases to be the servicer, PMI will pay the servicer reasonable and documented fees and reimburse the servicer for its reasonable and documented expenses in connection with the performance of its obligations. We may remove PMI as servicer if:

  •
  it fails to perform its material servicing obligations and this failure continues for 30 days following notice from us, or

  •
  it willfully breaches any provision of the receivables purchase agreement that restricts or prohibits the sale of receivables of any designated customer or results in collections in respect of purchased receivables not being paid to the collection account.

        If a successor has been appointed we may remove any successor servicer at any time.

  Representations and Warranties

        Each of PMI and PMI Services represents, among other things, that neither the execution, delivery nor performance by it of the servicing and collection agency agreement:

  •
  violates any law or decree of any governmental authority of the United States, The Netherlands, the Cayman Islands or Mexico,

  •
  breaches any term of, constitutes a default under or results in the creation of a lien upon any of its property or assets under any indenture, credit agreement or contract, or

  •
  violates any provision of its by-laws.

        PMI has also agreed to:

  •
  invoice each designated customer receiving a shipment of crude oil and instruct such designated customer to deposit all collections on purchased receivables into the collection account;

  •
  maintain at its offices a file of all relevant documents relating to the receivables of the designated customers for the benefit of PMI Services, the servicer and us;

  •
  indemnify and hold harmless PMI Services, any successor servicer and us from all liabilities and losses resulting from any failure of PMI to perform its obligations under the servicing and collection agency agreement;

  •
  remain as servicer and not resign so long as the servicing and collection agency agreement remains in effect or receivables of designated customers are required to be generated, sold to us and collected. However, in the event of a novation, PMI Services shall replace PMI as servicer; and

  •
  indemnify and hold harmless the collection agent and its successors, assigns, agents and servants from all claims, liabilities or losses asserted against the collection agent, arising out of its execution of the servicing and collection agency agreement or arising from its good faith performance of its duties under that agreement.

  Governing Law, Jurisdiction and Waiver of Immunity

        The servicing and collection agency agreement is governed by and interpreted in accordance with the laws of the State of New York, with the following exceptions:

  •
  the laws of Mexico govern the authorization and execution of the agreement by Petróleos Mexicanos and PMI,

  •
  the laws of The Netherlands govern the authorization and execution of the agreement by PMI Services, and

  •
  the laws of the Cayman Islands govern our authorization and execution of the agreement.

        We and Petróleos Mexicanos have appointed the Consul General of Mexico in New York City and his successors as our process agent. PMI and PMI Services have appointed Curtis, Mallet-Prevost, Colt and Mosle acting through their office in New York as their process agent. This means that process may be served on these agents in any action based upon the servicing and collection agency agreement upon whom process may be served in any action based upon the agreement which may be instituted in the Supreme Court of the State of New York, County of New York, any federal court sitting in the Borough of Manhattan, The City of New York and any appellate court or body thereto. We, Petróleos Mexicanos, PMI and PMI Services have each:

  •
  irrevocably submitted to the jurisdiction of any such court in respect of any such action;

  •
  waived, to the fullest extent permitted by law, any objection which any of us may have now or later to the laying of venue of any such action in any such court; and

  •
  waived any right to which we may be entitled on account of residence or domicile.

        Petróleos Mexicanos and PMI have reserved the right to plead sovereign immunity under the Immunities Act with respect to actions brought against them under United States federal securities laws or any state securities laws, and each of Petróleos Mexicanos' and PMI's appointment of the applicable process agent as its agent for service of process will not extend to these actions. In the absence of this waiver of immunity by Petróleos Mexicanos it would not be possible to obtain a judgment in an action brought in a United States court against Petróleos Mexicanos, unless such court were to determine that Petróleos Mexicanos is not entitled under the Immunities Act to sovereign immunity with respect to that action. The same is true of PMI. Even if a United States judgment could be obtained in any such action under the Immunities Act, it may not be possible to obtain in Mexico a judgment based on such a United States judgment. Moreover, execution upon property that Petróleos Mexicanos may have in the United States to enforce a judgment obtained under the Immunities Act may not be possible except under the limited circumstances specified in the Immunities Act.

        Article 27 of the Political Constitution of the United Mexican States, Articles 16 and 60 of the General Law on National Patrimony (and other related articles), Articles 1, 2, 3, 4 (and related articles) of the Regulatory Law, Articles 15, 16 and 19 of the Regulations to the Regulatory Law, Articles 1, 2, 3, 4 (and other related articles) of the Organic Law of Petróleos Mexicanos and Subsidiary Entities and Article 4 of the Federal Code of Civil Procedures of Mexico establish, among other things, that:

  •
  attachment prior to judgment, attachment in aid of execution and execution of a final judgment may not be ordered by Mexican Courts against property of Petróleos Mexicanos and PMI;

  •
  all domestic petroleum and hydrocarbon resources (whether solid, liquid or gas form) are directly, permanently and inalienably vested in Mexico (and, to that extent, subject to immunity);

  •
  (a) the exploration, exploitation, refining, transportation, storage, distribution and first-hand sale of crude oil, (b) the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with that exploitation and production, and (c) the production, storage, transportation, distribution and first-hand sale of the derivatives of petroleum (including petroleum products) and natural gas that are susceptible of being used as basic industrial raw materials that constitute "basic petrochemicals" (the "petroleum industry") are reserved exclusively to Mexico (and, to that extent, assets related thereto are entitled to immunity); and

  •
  the public entities created and appointed by the Federal Congress of Mexico to conduct, control, develop and operate the petroleum industry of Mexico include Petróleos Mexicanos and PEP. Therefore, Petróleos Mexicanos is entitled to immunity in respect to such exclusive rights and power.

As a result, notwithstanding Petróleos Mexicanos' waiver of immunity described in the preceding paragraph, a Mexican court may not enforce a judgment against Petróleos Mexicanos by ordering the attachment of its assets.

The Letter Agreement

        Petróleos Mexicanos has agreed with us in the Letter Agreement to cause PEP, PMI and PMI Services to comply with their material obligations under the receivables purchase agreement and the crude oil sale agreement governing the sale of crude oil by PEP to PMI. In the letter agreement, Petróleos Mexicanos makes representations and warranties as to:

  •
  its valid existence;

  •
  its authority to enter into the letter agreement;

  •
  the enforceability of the letter agreement in accordance with its terms; and

  •
  the lack of any actions, suits or proceedings at law or in equity by or before any governmental authority, either pending or threatened, that (1) involves the letter agreement or (2) as to which there is a reasonable possibility of an outcome which would be expected to result in a Material Adverse Effect.

        However, none of Petróleos Mexicanos, PEP, PMI, PMI Services, Petróleos Mexicanos' other Subsidiaries or Affiliates or Mexico:

  •
  in any way guarantees payment of the purchased receivables;

  •
  will be liable for nonpayment of any purchased receivable by any designated customer; or

  •
  will be liable to indemnify any person against any claims or losses suffered by us as a result of a failure by any designated customer to make timely payments on account of purchased receivables.

  Governing Law, Jurisdiction and Waiver of Immunity

        In the letter agreement, Petróleos Mexicanos has appointed the Consul General of Mexico in New York City and his successors as process agent upon whom process may be served in any action based upon the letter agreement which may be instituted in any federal court sitting in the Borough of Manhattan, The City of New York and any appellate court or body thereto. Petróleos Mexicanos has:

  •
  irrevocably submitted to the jurisdiction of any such court in respect of any such action;

  •
  irrevocably waived, to the fullest extent permitted by law, any objection which it may have now or later to the laying of venue of any such action in any such court; and

  •
  waived any right to which it may be entitled on account of residence or domicile.

        Petróleos Mexicanos reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. Further, Petróleos Mexicanos' appointment of the process agent as its agent for service of process will not extend to such actions. In the absence of a waiver of immunity by Petróleos Mexicanos with respect to such actions, it would not be possible to obtain a judgment in an action brought in a United States court against Petróleos Mexicanos unless such court were to determine that Petróleos Mexicanos is not entitled under the Immunities Act to sovereign immunity with respect to such action. However, even if a United States judgment could be obtained in any such action under the Immunities Act, it may not be possible to obtain in Mexico a judgment based on such a United States judgment. Moreover, execution upon property of Petróleos Mexicanos located in the United States to enforce a judgment obtained under the Immunities Act may not be possible except under the limited circumstances specified in the Immunities Act.

        Article 27 of the Political Constitution of the United Mexican States, Articles 16 and 60 of the General Law on National Patrimony (and other related articles), Articles 1, 2, 3, 4 (and related articles) of the Regulatory Law, Articles 15, 16 and 19 of the Regulations to the Regulatory Law, Articles 1, 2, 3, 4 (and other related articles) of the Organic Law of Petróleos Mexicanos and Subsidiary Entities and Article 4 of the Federal Code of Civil Procedures of Mexico establish, among other things, that:

  •
  attachment prior to judgment, attachment in aid of execution and execution of a final judgment may not be ordered by Mexican Courts against property of PMI, Petróleos Mexicanos and some of the subsidiary entities;

  •
  all domestic petroleum and hydrocarbon resources (whether solid, liquid or gas form) are directly, permanently and inalienably vested in Mexico (and, to that extent, subject to immunity);

  •
  (a) the exploration, exploitation, refining, transportation, storage, distribution and first-hand sale of crude oil, (b) the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with that exploitation and production, and (c) the production, storage, transportation, distribution and first-hand sale the derivatives of petroleum (including petroleum products) and natural gas that are susceptible of being used as basic industrial raw materials and that constitute "basic petrochemicals" (the "petroleum industry") are reserved exclusively to Mexico (and, to that extent, assets related thereto are entitled to immunity); and

  •
  the public entities created and appointed by the Federal Congress of Mexico to conduct, control, develop and operate the petroleum industry of Mexico include Petróleos Mexicanos and PEP. Therefore, Petróleos Mexicanos is entitled to immunity in respect to such exclusive rights and power.

        As a result, notwithstanding Petróleos Mexicanos' waiver of immunity described in the preceding paragraph, a Mexican court may not enforce a judgment against Petróleos Mexicanos by ordering the attachment of its assets.

DESCRIPTION OF THE INDENTURE

        We entered into the senior indenture, dated as of December 1, 1998, between ourselves and The Chase Manhattan Bank, which serves as trustee. The senior indenture provides the framework under which we may issue debt securities from time to time in one or more series. Each series of our Notes was issued under the senior indenture, in each case as supplemented by a supplemental indenture, as follows:

Series of Note	Principal Amount	Final Maturity	Supplemental Indenture
1998 notes
5.72% notes due 2003	U.S.$500,000,000	November 15, 2003	First 5.72% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated December 1, 1998
8.02% notes due 2007	U.S.$350,000,000	May 15, 2007	First 8.02% Note Supplemental Indenture between Pemex Finance and the Trustee, dated December 1, 1998
6.30% notes due 2010	U.S.$400,000,000	May 15, 2010	First 6.30% Note Supplemental Indenture between Pemex Finance, Ambac, the Fiscal Agent and the Trustee, dated December 1, 1998
9.15% notes due 2018	U.S.$250,000,000	November 15, 2018	First 9.15% Note Supplemental Indenture between Pemex Finance and the Trustee, dated December 1, 1998

February 1999 notes
6.125% notes due 2003	U.S.$300,000,000	November 15, 2003	Second 6.125% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated February 25, 1999
8.450% notes due 2007	U.S.$200,000,000	February 15, 2007	Second 8.450% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 25, 1999
6.550% notes due 2008	U.S.$300,000,000	February 15, 2008	Second 6.550% Note Supplemental Indenture between Pemex Finance, Ambac, the Fiscal Agent and the Trustee, dated February 25, 1999
8.875% notes due 2010	U.S.$200,000,000	November 15, 2010	Second 8.875% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 25, 1999
February 1999 floating rate notes
Series A floating rate notes	U.S.$100,000,000	February 15, 2014	Floating Rate Notes, Series A, Supplemental Indenture between Pemex Finance and the Trustee, dated as of February 25, 1999
July 1999 notes
9.14% notes due 2004	U.S.$225,000,000	August 15, 2004	Third 9.14% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
9.69% notes due 2009	U.S.$600,000,000	August 15, 2009	Third 9.69% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
7.33% notes due 2012	U.S.$250,000,000	May 15, 2012	Third 7.33% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated July 27, 1999
10.61% notes due 2017	U.S.$200,000,000	August 15, 2017	Third 10.61% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
July 1999 Additional Issuances
9.22% notes due 2004	U.S.$50,000,000	May 15, 2004	9.22% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
Series B floating rate notes	U.S.$90,000,000	February 15, 2014	Floating Rate Notes, Series B, Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
Series C floating rate notes	U.S.$35,000,000	August 18, 2004	Floating Rate Notes, Series C, Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
February 2000 notes
9.03% notes due 2011	U.S.$800,000,000	February 15, 2011	Third 9.03% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 10, 2000
7.80% notes due 2013	U.S.$150,000,000	February 15, 2013	Third 7.80% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated February 10, 2000

        We refer to the senior indenture and supplemental indentures together simply as the "indenture".

        The following is a summary of the material provisions of the indenture. It does not purport to be complete and is subject to the detailed provisions of the senior indenture, which is included as an exhibit to this annual report, as incorporated in this annual report by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 30, 1999 (registration statement no. 333-10920).

        Copies of the supplemental indentures for the Notes are included as exhibits to this annual report as follows:

  (a)
  the supplemental indentures for the 1998 notes are included as exhibits as incorporated by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 30, 1999 (registration statement no. 333-10920);

  (b)
  the supplemental indentures for the February 1999 notes and February 1999 floating rate notes are included as exhibits as incorporated by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 30, 1999 (registration statement no. 333-10918);

  (c)
  the supplemental indentures for the July 1999 notes and July 1999 additional issuances are included as exhibits as incorporated by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 30, 1999 (registration statement no. 333-10916); and

  (d)
  the supplemental indentures for the February 2000 notes are included as exhibits to this annual report.

See also the section entitled "Glossary of Certain Defined Terms Used Primarily Under the Captions "Description of Principal Agreements,' "Description of the Indenture,' and "Description of the Insurance Documents,"' where we define the capitalized terms that appear in this annual report. The following summary is subject to, and qualified in its entirety by reference to, all the provisions of the indenture and the Notes.

General

        All notes issued under the senior indenture are or will be our direct, unconditional, senior, unsecured and general obligations. These notes enjoy a right of payment prior to the payment of all of our existing and future subordinated Indebtedness, and rank equally in right of payment with all of our existing and future unsecured and unsubordinated Indebtedness. Moreover, the notes rank equally in right of payment among themselves. None of our assets, including for example, the liquidity facility and the retention account, are or will be pledged or made subject to any lien, encumbrance or security interest in favor of the holders of our notes. Also, the senior indenture permits us to incur additional Indebtedness, subject to some limitations. As the total amount of our senior debt grows, each holder's share of any distribution in the event of our bankruptcy may be diluted.

Covenants

        In the supplemental indentures, we agree that we will observe and perform each of the covenants set forth in the fiscal agency agreement and the senior indenture, so long as any amount payable under any of our Notes remains unpaid. The covenants found in both of these agreements are incorporated by reference in each supplemental indenture as if they actually appeared in each one. For a more complete explanation of the covenants in the fiscal agency agreement, see "—Description of Principal Agreements—The Fiscal Agency Agreement—Covenants".

        In the supplemental indentures for the February 2000 notes, we also agree that so long as any amount payable under any of the February 2000 notes remains unpaid, we will not incur additional Indebtedness if, after giving effect to that incurrence of additional Indebtedness, the aggregate outstanding principal amount of our senior Indebtedness would exceed U.S.$7.0 billion, unless Standard & Poor's, Moody's and one of either Duff & Phelps or Fitch confirm the rating of the notes immediately prior to that incurrence of additional Indebtedness.

        In addition, we agree in the indenture to deliver to the trustee unaudited quarterly financial statements within 60 days after the last day of the first three fiscal quarters of each fiscal year, and annual audited financial statements within 120 days after the last day of each fiscal year, together with a certificate of an authorized officer stating that no event of default has occurred and is then continuing or, if an event of default has occurred and is continuing, stating such fact and including a description of the nature of such event of default and the actions that we or any other person propose to take with respect thereto.

Events of Default

        Under the senior indenture, the following events constitute an "event of default" with respect to any series of notes:

  (a)
  our failure to pay any principal of any of the notes of that series when due, upon redemption, by declaration or otherwise;

  (b)
  our failure to make any payment of any interest or other amount, except principal, on any of the notes of that series, and our failure continues for 5 or more days;

  (c)
  some events of bankruptcy, insolvency, liquidation, dissolution or reorganization relating to us, PMI Services, PMI, PEP or Petróleos Mexicanos;

  (d)
  our failure to remedy any material breach of any covenant under the indenture within 60 days after the breach, other than those covenants incorporated by reference to the fiscal agency agreement;

  (e)
  it becomes unlawful for us to perform any of our obligations under the fiscal agency agreement, the indenture or the notes of that series. This occurrence will only constitute an event of default if it has, or could reasonably be expected to have, a Material Adverse Effect;

  (f)
  the fiscal agency agreement, indenture or the notes of that series are no longer in full force and effect for a reason not expressly provided for by the terms of that agreement;

  (g)
  if we repudiate the fiscal agency agreement, the indenture, or the notes of that series;

  (h)
  either we or any entity that has assumed our obligations under the relevant agreement revokes or terminates the fiscal agency agreement, the indenture or any of the notes of that series; or

  (i)
  the occurrence of any "event of default" described under "Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default".

        If we and the fiscal agent receive an Acceleration Notice stating that an event of default listed under paragraphs (a), (b), (e), (f), (g), or (h) above has occurred, then the collection agent will send 100% of the collections on the purchased receivables that we would otherwise receive into our collection account to the retention account instead. As described more fully in the "—Description of Principal Agreements—The Fiscal Agency Agreement—Funding and Administration of the Retention Account", the retention account is a separate account established with the fiscal agent which is maintained for the benefit of holders of our Indebtedness who are entitled to receive accelerated payments of principal or interest on that Indebtedness. If any of the events of default described above occurs and is continuing, the holders of the notes shall have, subject to the terms and conditions of the indenture, and in addition to all other available remedies at law and in equity, each of the remedies set forth in the indenture. See "—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default".

  Acceleration of Payment

        If an event of default occurs and continues with respect to any series of Notes, the trustee has the power to take some actions on behalf of the holders of the Notes. Specifically, the trustee will declare that all principal and interest due from us under a series of Notes will become due and payable:

  •
  at the direction of the holders of more than 50% of the outstanding aggregate principal amount of the Notes of that series if one of the events of default described under paragraphs (a) or (b) under "—Events of Default" above occurs, or

  •
  at the direction of 66 2/3% of the outstanding aggregate principal amount of the Notes of that series if one of the events of default described under paragraphs (d), (e), (f), (g), (h) or (i) above occurs.

If the event of default described under paragraph (c) above occurs, acceleration of payments of principal and interest will be automatic, regardless of what action the trustee takes or fails to take.

        If we meet specific conditions, the holders of a majority in principal amount of the Notes of the affected series then outstanding may annul the trustee's declaration of acceleration of payments and waive past events of default. However, the holders may not waive an event of default under any circumstances if it is a continuing failure to pay principal, premium or interest on the Notes.

        However, each holder's and, if applicable, each insurer's right to receive accelerated payment of principal and interest may be limited in some respects. See "—Description of Principal Agreements—The Fiscal Agency Agreement—Payment of Accelerated Debt Service".

Control by the Series Controlling Party

        MBIA and Ambac, as insurers, have the right to control some of the actions taken by the trustee in connection with each series of Notes that they insure. We consider each insurer as the "series controlling party" for each series of Notes that it insures. However, if a note insurance policy default is in effect with respect to a series of insured Notes, as described below in "—Concerning the Insurer", the insurer will not be the series controlling party for that series. Rather, the holders of the percentage of outstanding aggregate principal amount of the Notes of that series specified in the indenture will be the series controlling party for that series. The series controlling party for the series of uninsured Notes will be the holders of the percentage of outstanding aggregate principal amount of the Notes of that series specified in the indenture.

        In general, at any time that the insurer is the series controlling party of a series of Notes, that insurer has the right to direct the trustee for that series with respect to all matters concerning:

  •
  the time, method and place of conducting any proceeding for any remedy available with respect to that series of Notes, and

  •
  the exercise of any trust or power given to the trustee under the indenture or any other document governing the transactions described in this annual report.

        However, the insurer will not have these rights if:

  •
  that direction conflicts with any requirements of law,

  •
  that direction exposes the trustee to personal liability, or

  •
  a note insurance policy default has occurred and is continuing with respect to it. In this case, the holders of the percentage specified in the relevant indenture of the aggregate outstanding principal amount of the Notes of the series of insured Notes will become the series controlling party of the Notes of that series and will assume these rights.

        In addition, the trustee may take any other action that it deems proper which is not inconsistent with the insurer's direction.

        The series controlling party of any series of Notes may waive any past event of default and its consequences under the indenture or any similar occurrence under any other document governing the transactions described in this annual report, on behalf of the holders of Notes of that series, except a default:

  •
  in the payment of principal of or interest on any of the Notes of that series; or

  •
  in respect of a covenant or provision of the indenture or other document which cannot be amended or modified without the consent of the holder of each Note affected by that amendment or modification.

        In the event that any waiver becomes effective under the documents governing the transactions described in this annual report, we, the trustee and the holders of the Notes will be restored to our former positions and rights under those transaction documents as we would have had if the event of default had not occurred. In addition, the relevant event of default will cease to exist and be deemed to have been cured and not to have occurred for every relevant purpose under any transaction document. However, that waiver will not extend to any subsequent or other event of default or impair any related right.

        In addition, the series controlling party of any series of Notes will have the right to consent or to withhold its consent, and to direct the trustee to consent or withhold its consent, to any modifications of any of the documents governing the transactions described in this annual report, on behalf of all of the holders of Notes of that series. Those holders will not have the right to:

  •
  receive prior written notice of any proposed modification, or

  •
  require that the series controlling party give or withhold its consent.

        However, the consent of each of the holders of Notes of each series affected by the modification will be required to approve any modification which will:

  •
  reduce the outstanding principal amount or the applicable rate of interest of the Notes of that series;

  •
  change any of the provisions regarding the voting rights of the holders of Notes of that series in a manner which diminishes the voting rights of those holders;

  •
  change the required method of calculation or allocation of payments to the holders of Notes of that series;

  •
  extend the required time for the payment of any monies payable to or for the benefit of the holders of Notes of that series; or

  •
  authorize the trustee to release or provide for the release of any cash or other property held by the trustee for payment on the Notes of that series, other than as expressly permitted by the documents governing the transactions described in this annual report.

Modification of the Indenture

        There are three types of changes we can make to the indenture and the Notes.

  Changes Not Requiring Approval

        First, we and the trustee may enter into supplemental indentures without the consent of the holders of the Notes to:

  •
  secure one or more series of our notes,

  •
  evidence the assumption of our obligations by a successor corporation in accordance with the indenture,

  •
  add or modify covenants to provide further protection for the holders of our notes,

  •
  cure any ambiguity or correct any inconsistency in the indenture,

  •
  establish the forms or terms of additional notes, and

  •
  evidence the acceptance of appointment by a successor trustee.

  Changes Requiring Majority Approval

        Second, if we have the consent of the holders of at least a majority in the aggregate principal amount of our notes, including the Notes of all series then outstanding and affected (voting as one class), the indenture also allows the trustee and us to:

  •
  add any provisions to the indenture,

  •
  change the indenture in any manner,

  •
  eliminate any provisions of the indenture, including any provision of the fiscal agency agreement incorporated by reference in the indenture, and

  •
  modify the rights of the holders of the Notes of each affected series in any manner.

  Changes Requiring Each Holder's Approval

        Third, there are changes that we cannot make without the approval of each holder of an outstanding note, including any Note, affected by the change. The following lists those types of changes:

  •
  extension of the stated maturity of the principal of any note,

  •
  reduction in the principal amount of any note,

  •
  reduction in the rate or extension of the time of payment of interest on any notes,

  •
  reduction in any amount payable on redemption of any note,

  •
  change in the currency in which the principal (including any amount in respect of original issue discount), premium, if any, or interest on any note is payable,

  •
  reduction in the amount of any original issue discount security payable upon acceleration or provable in bankruptcy,

  •
  changes to certain provisions of the indenture relating to the notes issued under the indenture which are not denominated in U.S. dollars,

  •
  changes that will impair the right to institute suit for the enforcement of any payment on any note when due, and

  •
  reduction in the percentage in principal amount of notes of any series.

        For additional provisions regarding modification of the indenture that apply to holders of insured Notes, see "—Control by the Series Controlling Party" above.

Governing Law; Waiver of Immunity

        The Notes and the indenture are governed by and interpreted in accordance with the laws of the State of New York, except that the laws of the Cayman Islands govern our authorization and execution of these documents.

        We have appointed the Consul General of Mexico in New York City and his successors as our process agent for accepting service of legal process. Process may be served with the process agent in any action based upon the Notes which may be instituted in the Supreme Court of the State of New York, County of New York, any federal court in the Borough of Manhattan, The City of New York and any appellate court or body of those courts.

        We have irrevocably submitted to the jurisdiction of any of the above listed courts in respect of any action based upon the Notes. We have irrevocably waived, to the fullest extent permitted by law, any objection which we may now have or may have in the future to the choice of venue of any legal action in any of these courts. Also, we have waived any right to which we may be entitled on account of residence or domicile. In any action based upon the Notes in any federal court in the Borough of Manhattan, The City of New York or in any competent court in Mexico we have waived irrevocably any immunity from jurisdiction to which we might otherwise be entitled, including, to the extent applicable:

  •
  sovereign immunity under the Immunities Act;

  •
  any other applicable law relating to sovereign immunity; and

  •
  immunity from prejudgment attachment, post-judgment attachment and execution.

Redemption

        Neither holders of the Notes, nor the trustee, nor any other person can require us to repurchase the Notes or make mandatory redemption or sinking fund payments on the Notes. The Notes of any series may be redeemable, in whole or in part, at our option, in accordance with the terms of the relevant supplemental indenture.

Concerning the Insurer

        MBIA issued and delivered to the trustee a financial guaranty insurance policy for the benefit of the holders of each of the four series of notes which it insures. Similarly, Ambac issued and delivered to the trustee a financial guaranty insurance policy for the benefit of the holders of the two series of notes which it insures. We refer to these policies as the "note insurance policies". Under each note insurance policy, MBIA, or Ambac, as applicable, unconditionally and irrevocably guarantees full, complete and timely payment of such series of Notes as described in "—Description of the Insurance Documents". MBIA and Ambac, as applicable, have certain rights specified in the indenture.

  Insurer's Rights Generally

        In addition to its rights as a subrogee described below and contained in the relevant insurance agreement described below in "—Description of the Insurance Documents", the relevant insurer has, with some exceptions, and with respect to the series of Notes for which it is the insurer:

  •
  the rights of a holder of our Indebtedness for purposes of the fiscal agency agreement, and

  •
  the rights of a holder of Notes for purposes of the relevant indenture.

        Under the indenture, the trustee acknowledges that:

  •
  to the extent of any payments in respect of principal, interest and additional amounts made by an insurer, the insurer will be subrogated to the rights of each holder of Notes of the insured series to receive those amounts of principal, interest and additional amounts from us, and

  •
  to the extent of any payments made by an insurer, the insurer will be deemed to be a holder of Notes of the relevant series.

        These payments will be made in the manner provided in the indenture.

        The indenture provides that, as long as no note insurance policy default exists with respect to the relevant insurer, as described below, the trustee will act upon any written direction by that insurer with respect to the series of insured Notes for action to preserve or enforce that insurer's (and/or the relevant holders') rights or interests, as applicable, under the indenture.

  Note Insurance Policy Default

        A "note insurance policy default" means, with respect to the relevant insurer and the related note insurance policy and series of Notes, that any one of the following events shall have occurred and be continuing:

  •
  the insurer fails to make a payment required under the note insurance policy in accordance with its terms and that failure remains unremedied for 2 business days;

  •
  the insurer:

  (a)
  files any petition or commences any case or proceeding under any provisions of any federal or state law relating to insolvency, bankruptcy, rehabilitation, liquidation or reorganization,

  (b)
  makes a general assignment for the benefit of its creditors, or

  (c)
  has an order for relief entered against it under any federal or state law relating to insolvency, bankruptcy, rehabilitation, liquidation or reorganization that is final and nonappealable; or

  •
  a court of competent jurisdiction, an insurance commissioner or other competent regulatory authority enters a final and nonappealable order, judgment or decree

  (a)
  appointing a custodian, trustee, agent or receiver for that insurer or for all or any material portion of the insurer's property, or

  (b)
  authorizing the taking of possession by a custodian, trustee, agent or receiver of the insurer (or the taking of possession of all or any material portion of the insurer's property).

  Insurer's Rights to Deliver a Specified Event Notice and Acceleration Notice

        Each default specified under "—Description of the Insurance Documents—The Insurance Agreement—Default" shall be deemed to constitute a specified event under the fiscal agency agreement, as described in "—Description of Principal Agreements—The Fiscal Agency Agreement—Specified Events".

        With respect to a series of Notes for which it is the insurer, the insurer is entitled to deliver a Specified Event Notice upon the occurrence of any default under the insurance agreement. In the case of a claim under the note insurance policy, the insurer is also entitled to deliver an Acceleration Notice. See "—Description of the Insurance Documents—The Insurance Agreement—Default".

DESCRIPTION OF THE INSURANCE DOCUMENTS

        Each of the four note insurance policies issued by MBIA and two insurance policies issued by Ambac set forth the insurer's responsibilities to make specified payments in respect of the insured Notes in the event that we fail to make our payment obligations to holders of the insured Notes. In addition, in connection with each series of insured Notes we and MBIA or Ambac, as applicable, entered into an insurance and reimbursement agreement. We refer to these agreements as the "insurance agreements". In each of these agreements, we agreed to reimburse, with interest, the relevant insurer for amounts it paid for claims made under its note insurance policy. Each also sets forth the insurer's rights with respect to the relevant series of insured Notes. We refer to the note insurance policies and insurance agreements together as the "insurance documents".

        The following are summaries of some of the provisions of the insurance documents. Such summaries are subject to, and are qualified in their entirety by reference to, all of the provisions of the insurance documents, including definitions of certain terms. Copies of the insurance documents for the Notes are included as exhibits to this annual report as follows:

  (a)
  Copies of the insurance documents for the 1998 notes are included as exhibits as incorporated by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 30, 1999 (registration statement no. 333-10920);

  (b)
  Copies of the insurance documents for the February 1999 notes and February 1999 floating rate notes are included as exhibits as incorporated by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 30, 1999 (registration statement no. 333-10918);

  (c)
  Copies of the insurance documents for the July 1999 notes and July 1999 additional issuances are included as exhibits as incorporated by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 30, 1999 (registration statement no. 333-10916); and

  (d)
  Copies of the insurance documents for the February 2000 notes are included as exhibits as incorporated by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 27, 2000 (registration statement No. 333-12614).

Copies of these agreements are also available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at The Chase Manhattan Bank, Capital Markets Fiduciary Services, 450 West 33rd Street, 15th Floor, New York, New York 10001. See also the section entitled "Glossary of Certain Defined Terms Used Primarily Under the Captions 'Description of the Principal Agreements,' 'Description of the Indenture,' and 'Description of the Insurance Documents"' where we define the capitalized terms that appear in this annual report.

The Note Insurance Policies

        Under each note insurance policy, the insurer unconditionally and irrevocably guarantees full, complete and timely payment of:

  •
  scheduled interest payments for the series of Notes that it insures; "scheduled interest payments" means, with respect to any series of Notes, scheduled payments of interest accrued on amounts of principal outstanding under those Notes, and any additional amounts as a result of tax or withholding on the payment that we are required to pay in respect of those scheduled payments of principal or interest;

  •
  originally scheduled principal payments for that series of Notes, and

  •
  the portion of any payment representing principal and/or interest on that series of Notes which subsequently is avoided in whole or in part as a preference payment under applicable law.

        The trustee shall hold each note insurance policy in trust for the holders of the insured Notes. The trustee will apply all proceeds of each note insurance policy to make payments of accrued and unpaid interest and additional amounts due on any payment date with respect to the relevant series of insured Notes, if the aggregate amount of funds

  •
  paid by us or on our behalf, or

  •
  otherwise held in the payment accounts, the retention account and the liquidity facility with respect to the Notes of that series is insufficient to pay the scheduled interest payment and the originally scheduled principal payment due and payable on that date. The trustee will maintain a complete and accurate record of all funds deposited by the insurer into the relevant payment accounts and the allocation of those funds to payments on the applicable series of Notes.

        By accepting an insured note, each holder of an insured note acknowledged that it must comply with the applicable terms of the note insurance policy in order for the trustee to receive payment from the insurer in respect of amounts which that holder may be entitled to under the note insurance policy, including but not limited to avoided payments, as described below.

  Insurer's Payment Responsibilities in the Event of Mandatory Redemption or Acceleration

        If insured Notes become subject to mandatory redemption and insufficient funds are available for redemption of all outstanding insured Notes of that series, the insurer will remain obligated to pay:

  •
  scheduled interest payments (including additional amounts, if any) outstanding under those insured Notes on the originally scheduled interest payment dates, and

  •
  originally scheduled principal payments outstanding under the relevant series on the originally scheduled principal payment date for that series.

        In the event of any acceleration of the outstanding principal amount of the series of insured Notes, the guaranteed payments under the note insurance policy will be made at such times and in such amounts as would have been made had there not been an acceleration. There is no right under the note insurance policy to unilaterally accelerate guaranteed payments.

  Payments that the Note Insurance Policy Does Not Cover

        The note insurance policies do not insure any risk other than nonpayment of originally scheduled principal, interest and additional amounts due and payable under the relevant series of insured Notes.

        The note insurance policies are not covered by the property/casualty insurance security fund specified in Article 76 of the New York Insurance Law.

  Termination of the Note Insurance Policy

        The note insurance policies and the obligations of the insurer under those policies will terminate upon the expiration of the term of the relevant note insurance policy. The "term of the note insurance policy" means the period from and including the date of issuance of the note insurance policy to and including the later to occur of:

  (1)
  the earlier to occur of the dates on which:

  (a)
  all the Notes of the relevant series have been redeemed in accordance with the terms of the applicable indenture; and

  (b)
  all scheduled payments of principal and accrued interest, excluding additional amounts, have been paid or deemed to be paid in respect of those Notes under the applicable indenture, and

  (2)
  the expiration of the period, if any, during which any scheduled payment of principal and accrued interest could be avoided under any applicable bankruptcy, insolvency, receivership, or similar law.

        However, if an insolvency proceeding by or against us exists during that period, then the note insurance policy and the insurer's obligations under that policy will terminate on the date of the conclusion or dismissal of that insolvency proceeding without continuing jurisdiction by the court. Further, if the holders of insured Notes are required to return any avoided payment as a result of that insolvency proceeding, then the relevant note insurance policy will terminate on the date on which the insurer, through its insurer fiscal agent, has made all payments required to be made under the terms of that note insurance policy in respect of all avoided payments.

The Insurance Agreement

  Default

        A default by us under an insurance agreement will allow the applicable insurer, among other things, to send a Specified Event Notice or, in the case of a default of the type specified in clause (3) of the next sentence, an Acceleration Notice, to us and the fiscal agent in accordance with the fiscal agency agreement. A default under the insurance agreement includes, among other events:

  (1)
  our failure to pay any amount owed to the insurer under the insurance agreement;

  (2)
  our failure to pay any amount payable on any of the Notes within the specified grace period;

  (3)
  the making of a claim under the note insurance policy;

  (4)
  the occurrence of any event of default under the indenture, or the occurrence of any event under the indenture, that would cause (or would give the holders, or any portion of the holders, the ability to cause) any series of Notes to become immediately due and payable under the terms governing those Notes prior to their stated maturity;

  (5)
  the inaccuracy or incompleteness in any material respect of any of the representations or warranties we made under the insurance agreement, if that inaccuracy or incompleteness would have a material adverse effect;

  (6)
  our failure to perform or to comply with any of our other material obligations, covenants or agreements under the insurance agreement within the specified grace period, if that failure has a material adverse effect and continues unremedied for the specified grace period;

  (7)
  our failure to perform or to comply with any of our other material obligations, covenants or agreements under the documents governing the transactions described in this annual report to which we are a party, if that failure has a material adverse effect and continues unremedied for at least the agreed number of days after the earlier of knowledge or written notice;

  (8)
  a finding or a ruling by any governmental authority or agency that the insurance agreement is not binding on us; or

  (9)
  our repudiation or denial of any of our liabilities or obligations under the insurance agreement.

GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER THE
CAPTIONS "DESCRIPTION OF PRINCIPAL AGREEMENTS", "DESCRIPTION OF
THE INDENTURE", AND "DESCRIPTION OF THE INSURANCE DOCUMENTS"

        This glossary sets forth the definitions of capitalized terms used under the captions "Description of Principal Agreements", "Description of the Indenture", and "Description of the Insurance Documents". Terms not defined in this glossary are used as defined in such sections or elsewhere in this annual report.

        "Acceleration Notice" means a written notice to us and the fiscal agent from any holder of our Indebtedness (or any trustee for or agent or other representative of such holder) or insurer with respect to such Indebtedness stating that the stated maturity date of such Indebtedness has been accelerated (or, in the case of an insurer, the reimbursement obligation has been declared to be due and payable) and providing the basis for such notice and that such notice constitutes an "Acceleration Notice" for purposes of the fiscal agency agreement. If the debt agreement under which that Indebtedness is issued and outstanding contains specific procedures, conditions or requirements for the giving of an "Acceleration Notice" thereunder, then no such notice shall constitute an "Acceleration Notice" unless such procedures, conditions or requirements have been complied with.

        "Affiliate" for purposes of the receivables purchase agreement, as to any person means

  (1)
  any other person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such person, or

  (2)
  any person who is a director, officer, shareholder or partner (A) of that person, (B) of any Subsidiary of that person or (C) of any person described in the preceding clause (1).

        For purposes of this definition, "control" of a person means the power, directly or indirectly, either to

  •
  vote 20% or more of the securities having ordinary voting power for the election of directors of that person, or

  •
  direct or cause the direction of the management and policies of that person whether by contract or otherwise.

        "Control" (including, with correlative meanings the terms "Controlling", "Controlled by" and "under common Control with"), as applied to any person, means the possession by another person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, by contract or otherwise) of the power to appoint and/or remove the majority of the members of the board of directors or other governing body of that person or otherwise to direct or cause the direction of the affairs and policies of that person.

        "Equity" means our total paid-in capital, retained earnings and reserves and the outstanding principal amount of any capital provided to us in the form of subordinated debt which is subordinated in accordance with the terms of the fiscal agency agreement.

        "Guarantee" means any obligation, contingent or otherwise, by any person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any lien on the assets of such person securing obligations of the primary obligor and any obligation of such person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) that Indebtedness or to purchase (or advance or supply funds for the purchase of) any security for the payment of that Indebtedness, (2) to purchase property, securities or services for the purpose of assuring the holder of that Indebtedness of the payment of that Indebtedness or (3) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay that Indebtedness (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing). A Guarantee by any person shall not include endorsements by that person for collection or deposit, in either case, in the ordinary course of business.

        "Indebtedness" means at any time (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person, and whether or not contingent,

  (1)
  any obligation of such person for borrowed money,

  (2)
  any obligation of such person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property (as defined in "—The Designated Customers and Eligible Receivables—The Eligible Receivables"), assets or businesses,

  (3)
  any reimbursement obligation of such person with respect to letters of credit, bankers' acceptances financial guaranty insurance policies or similar facilities issued for the account of or otherwise on behalf of such person,

  (4)
  any obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business),

  (5)
  any obligation of such person to pay rent or other payments under a lease of real or personal property which is required to be accounted for as a capital lease or a liability, on the face of that person's balance sheet (or other arrangement conveying the right to use),

  (6)
  the maximum fixed redemption or repurchase price of redeemable stock meaning any equity security of a person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or otherwise is required to be redeemed or is redeemable at the option of the holder thereof, in whole or part, or is exchangeable for debt at any time, in whole or in part, on or prior to the maturity date of any of our outstanding Indebtedness) of such person at the time of determination,

  (7)
  any payment obligation of such person under interest rate protection agreements or exchange rate contracts at the time of determination,

  (8)
  any obligation to pay rent or other payment amounts of such person with respect to any direct or indirect arrangement pursuant to which property is sold or transferred by such person or a wholly-owned Subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such person or one of its wholly-owned Subsidiaries to which such person is a party, and

  (9)
  any obligation of the type referred to in clauses (1) through (8) of this paragraph of another person (other than endorsements of negotiable instruments for deposit or collection in the ordinary course of business) and all dividends of another person the payment of which, in either case, such person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise. For purposes of this definition, the maximum fixed repurchase price of any redeemable stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such redeemable stock as if such redeemable stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the fiscal agency agreement or any debt agreement. If such redeemable stock is not then permitted to be repurchased, the repurchase price shall be the book value of such redeemable stock. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. Subordinated debt which constitutes Equity shall not be treated as "Indebtedness".

        "Issuer Notice" means a written notice to us from any holder of our Indebtedness (or any trustee for or agent or the representative of such holder) stating that such notice constitutes an "Issuer Notice" for purposes of the fiscal agency agreement. If the debt agreement pursuant to which that Indebtedness is issued and outstanding contains specific procedures, conditions or requirements for the giving of an "Issuer Notice" thereunder, then no such notice shall constitute an "Issuer Notice" unless such procedures, conditions or requirements have been complied with.

        "Material Adverse Effect" means:

  (a)
  as used in the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and each designated customer notice:

  •
  any material impairment of Petróleos Mexicanos', PEP's, PMI's or PMI Services' ability to perform any of its material obligations or to comply with or conduct any of its business in accordance with any of its material representations, warranties, covenants or agreements under any transaction document;

  •
  any material impairment of the interests, rights or remedies of ours, the fiscal agent, the trustee or the collection agent under any transaction document or any third party beneficiary referred to in Section 7.01 of the receivables purchase agreement; or

  •
  any material impairment of collectibility or transferability of receivables and

  (b)
  as used in the fiscal agency agreement and the indenture:

  •
  any material impairment of our ability to perform any of our material obligations or to comply with or conduct our business in accordance with any of our material representations, warranties, covenants or agreements under any transaction document or

  •
  any material impairment of our ability to perform any of our payment obligations or other obligations under any debt agreement.

        "Rating Decline" means the occurrence on, or within three months after, the date of the occurrence of a change of control, as described in "—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default", of any of the following events: (a) in the event any of our Indebtedness is rated by any rating agency that has rated that Indebtedness at our request on that date on which a change of control occurs as investment grade, the rating category of that Indebtedness by any rating agency shall be decreased below investment grade as a result of that change of control, (b) in the event any Indebtedness is rated by any, but not all, of the rating agencies on that date on which a change of control occurs as investment grade, the rating category of that Indebtedness by such rating agency shall be decreased below investment grade as a result of that change of control, or (c) in the event any Indebtedness is rated below investment grade by all rating agencies that have rated that Indebtedness at our request on the date on which a change of control occurs, the rating category of such Indebtedness by any rating agency shall be decreased by one or more gradations as a result of that change of control.

        For the purposes of this definition, "rating category" means:

  •
  with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories);

  •
  with respect to Standard & Poor's, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

  •
  the equivalent of any such category of Moody's or Standard & Poor's used by Duff & Phelps or Fitch, or any other rating agency.

        In determining whether the rating category of any series of notes has decreased by one or more gradations, gradations within rating categories (1, 2 and 3 for Moody's, "+" or "—" for Standard & Poor's or the equivalent gradations for another rating agency) shall be taken into account (e.g., with respect to Moody's, a decline in a rating from Aa2 to Aa3, will constitute a decrease of one gradation). A rating category is "investment grade" if it is:

  •
  Baa3 or above with respect to Moody's or

  •
  BBB- or above with respect to Standard & Poor's.

        "Specified Event Notice" means a written notice to us and the fiscal agent from any holder of our Indebtedness (or any trustee for or agent or other representative of such holder) or insurer with respect to that Indebtedness stating that a specified event has occurred and is continuing, identifying that specified event and stating that such notice constitutes a "Specified Event Notice" for purposes of the fiscal agency agreement. If the debt agreement under which that Indebtedness is issued and outstanding contains specific procedures, conditions or requirements for the giving of a Specified Event Notice thereunder then no such notice shall constitute a "Specified Event Notice" unless such procedures, conditions or requirements have been complied with.

        "Subsidiary" means, as to any person,

  •
  any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such person and/or one or more Subsidiaries of such person; and

  •
  any partnership, association, joint venture or other entity in which such person and/or one or more Subsidiaries of such person has more than a 50% equity interest at the time.

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our audited financial statements as well as PEMEX's consolidated financial statements in the annual report of Petróleos Mexicanos for the year ended December 31, 2002, which is incorporated herein by reference.

Overview

        Pemex Finance is a special purpose financing vehicle. We were formed as part of a program established to finance PEMEX's capital expenditures. Our business consists of:

  •
  applying the proceeds of debt, together with other funds available to us from time to time (including collections on purchased receivables and capital contributions, for example) to:

    •
    service our outstanding debt; and

    •
    acquire all of the right, title and interest in and to the eligible receivables of designated customers which are generated through exports of Maya crude oil (or under limited circumstances, crude oil other than Maya crude oil); and

  •
  issuing unsecured debt.

        Our ability to meet our obligations in respect of our outstanding Indebtedness, including the Notes, depends on a number of variables, including:

  •
  compliance by PEP and PMI with their obligations under the transaction documents;

  •
  the ability of PEMEX, operating through PMI and PEP, to generate sufficient eligible receivables of designated customers; and

  •
  the continued financial capability of the designated customers.

See "Item 4. Information on the Company—Description of Business—PEMEX's Customers and Receivables".

        The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. Historically, the weighted average price of the crude oil that PEMEX exports has fluctuated from a ten-year low of U.S.$10.17 per barrel in 1998 to a high of U.S.$24.78 per barrel in 2000. On June 20, 2003, the weighted average spot price of PEMEX crude oil was U.S.$23.87 per barrel.

        PEMEX's crude oil exports to the designated customers are largely comprised of Maya crude oil, which is particularly vulnerable to fluctuations in international crude oil prices. Because Maya crude oil is a heavy sour crude oil with a smaller, more concentrated market, it is more susceptible to drops in international crude oil demand. In addition, when prices of lighter crude oils decrease, Maya crude oil becomes less competitive because it costs more to refine it.

        In addition, Mexico is the sole owner of PEMEX and the Mexican Government closely regulates and supervises its operations. Mexican Government intervention could have an adverse effect on the operations of PEMEX, PEP or PMI, which could in turn affect our ability to operate. For instance, if the Mexican Government were to cause PEP to reduce production or limit future capital expenditures, this could reduce PMI's ability to generate the necessary flow of receivables to support our payments under our indebtedness.

        The length of the period from the date on which we transfer to PMI Services and PMI Services transfers to PMI the purchase price for a future eligible receivable to the date on which that receivable is generated is directly related to:

  •
  international prices for crude oil,

  •
  volumes of crude oil exported to designated customers,

  •
  the frequency of shipments, and

  •
  the amount of future receivables we already own.

        The receivables purchase agreement does not create any requirements for volumes of crude oil exports. Designated customers are generally required to make full payment on standard 30 day payment terms.

        An increase in international prices for crude oil which is not offset by a decrease in the frequency of shipments and/or in the volume of crude oil sold to designated customers will reduce the length of the period between our payment of the purchase price for an eligible receivable and our recovery of these funds through payments by the designated customers. Conversely, a decrease in international prices for crude oil which is not offset by an increase in the frequency of shipments and/or the volume of crude oil sold to designated customers will increase the length of the period between our payment of the purchase price for the eligible receivable and our recovery of these funds through payments by the designated customers.

  Taxation of Pemex Finance

        The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The only government charge payable by us in the Cayman Islands is an annual registration fee of U.S.$573.17 calculated on the basis of the nominal amount of our authorized share capital. A stamp duty will be payable on any documents that are executed in or brought to the Cayman Islands.

  Basis of Presentation

        The U.S. dollar is our functional currency and most of our transactions are denominated in U.S. dollars.

        The following discussion refers to amounts stated on the basis of IAS and should be read in conjunction with the audited financial statements included elsewhere in this annual report. Although there are a number of differences between IAS and U.S. GAAP, for the period from November 18, 1998 (the date of inception) through December 31, 1998 and the years ended December 31, 1999, 2000, 2001 and 2002, application of U.S. GAAP would not have produced differences with respect to our shareholders' equity and net income.

        The following table summarizes our firm commitments on December 31, 2002 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods. We have no other commercial commitments.

	Payments Due by Period
		Less than 1 year		1-3 years		4-5 years		After 5 years
	Total due
		Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
	(in millions of U.S. dollars)
Long-term Debt
1998 notes
5.72% notes due 2003	$130	$125	$5	$—	$—	$—	$—	$—	$—
8.02% notes due 2007	438	—	28	292	58	58	2	—	—
6.30% notes due 2010	573	—	30	—	91	200	51	200	13
9.15% notes due 2018	387	—	23	—	69	—	46	250	186
February 1999 notes
6.125% notes due 2003	84	80	4	—	—	—	—	—	—
8.45% notes due 2007	169	33	11	100	16	8	0	—	—
6.55% notes due 2008	376	—	23	212	47	88	5	—	—
8.875% notes due 2010	300	—	18	—	53	93	29	107	11
February 1999 floating rate notes
Series A floating rate notes(1)	132	—	5	—	16	—	11	100	20
July 1999 notes
9.14% notes due 2004	172	90	11	68	3	—	—	—	—
9.69% notes due 2009	850	—	58	270	148	240	44	90	4
7.33% notes due 2012	384	—	22	—	67	—	44	250	37
10.61% notes due 2017	327	—	21	—	64	—	42	200	146
July 1999 additional issuances
9.22% notes due 2004	56	—	5	50	2	—	—	—	—
Series B floating rate notes(1)	120	—	5	—	15	—	10	90	25
Series C floating rate notes(1)	37	—	2	35	1	—	—	—	—
February 2000 notes
9.03% notes due 2011	1,184	—	72	120	214	320	98	360	41
7.80% notes due 2013	267	—	14	—	42	—	28	150	33
Subordinated Debt Obligations(2)
December 1998	431	—	30	—	90	—	60	250	301
February 1999	215	—	15	—	45	—	30	125	151
July 1999	352	—	25	—	74	—	49	204	246
February 2000	234	—	16	—	49	—	33	136	164

Total	$8,562	$328	$444	$1,146	$1,164	$1,008	$582	$2,511	$1,378

(1)
Calculated using three-month London Interbank Offered Rate (LIBOR) of December 31, 2002.

(2)
Calculated using the discount rate (Base rate) of December 31, 2002.

        As of December 31, 2002, the fair value of our financial instruments is as follows:

Source of Fair Value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
Prices actively quoted	$82	$221	$547	$2,991	$3,840
Prices based on models and other valuation methods	$127	$35	$325	$2,065	$2,552

Results of Operations

  A Three-Year Comparison

  Revenues

        Revenues are primarily composed of discounts on purchased accounts receivable and other income, which consists of:

  •
  earnings on amounts invested in temporary cash investments during the period, including pursuant to the liquidity facility requirements; and

  •
  earnings on amounts held overnight for us in the collection account.

        The following table sets forth the amount of revenues earned during the years ended December 31, 2000, 2001 and 2002 which are attributable to each source of revenues.

	Year ended December 31,
	2000	2001	2002
	(in thousands of U.S. dollars)
Income from discounts on future (ungenerated) purchased eligible receivables	$14,017	$27,206	$	—(1)
Income from discounts on current purchased eligible receivables	500,998	490,028		489,504
Other income	12,520	7,649		3,387

Total revenues	$527,535	$524,883		$492,891

(1)
In accordance with Note 2 of our audited financial statements included in Item 18 herein, the income from discounts on future (ungenerated) purchased eligible receivables is included as part of the income from discounts on current purchased eligible receivables.

        Due to our limited business, our revenue sources in the future are unlikely to change.

        Purchased accounts receivable include: (1) future eligible receivables (i.e., accounts receivable which have not been generated as of the date of the corresponding balance sheet) and (2) current eligible receivables (i.e., accounts receivable which have been generated as of the date of the corresponding balance sheet).

        We record revenue from the discount on purchased accounts receivable for a period as income when earned as follows:

  •
  discounts on future (ungenerated) purchased accounts receivable are determined by applying the relevant discount rate to the daily balance of future eligible receivables;

  •
  discounts on current purchased accounts receivable are determined by applying the relevant discount rate to the invoice amount of the receivable based on the number of days from generation until that current eligible receivable becomes due and payable by the designated customer; and

  •
  any unearned discount at the financial statements date is recorded as deferred income and amortized as earned using the effective interest method.

        During the period from January 1, 2002 to December 31, 2002 the discount rate applied to the purchase of eligible receivables increased from 9.01741% to 9.05408% and during the period from January 1, 2001 to December 31, 2001 the discount rate applied to the purchase of eligible receivables decreased from 9.16436% to 9.01741%, in each case as a result of the impact on the calculation of the discount rate of the varying interest rates on our floating rate notes. During the period from January 1, 2000 to December 31, 2000 the discount rate applied to the purchase of eligible receivables increased incrementally from 8.94951% to 9.16436%, as a result of the impact on the calculation of the discount rate of (a) our issuance of the February 2000 notes and (b) the varying interest rates on our floating rate notes.

        The discount rate applied to the eligible receivables purchased during these periods is equal to the weighted average of the yield of our outstanding Indebtedness on the purchase date for those eligible receivables plus the "specified basis points". During these periods the specified basis points equaled 50 basis points. The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of that eligible receivable for the period from the date on which the purchase price for that eligible receivable was paid to PMI to the day on which the purchased eligible receivable is due from the designated customer.

        Revenue decreased by 6.10% in 2002 over 2001, primarily because of a 416.67% decrease in income from discounts on future (ungenerated) purchased eligible receivables. This decrease in income from discounts on future (ungenerated) purchased eligible receivables is largely attributable to several factors. First, our obligations for payments of principal on our senior debt and interest on our subordinated debt were greater in 2002 than in 2001, decreasing the amounts available to purchase eligible receivables. Second, there was an increase in the volume of crude oil exported and an increase in the Mexican crude oil basket price in 2002 compared to 2001, resulting in the generation of more current accounts receivable, reflected in the 17.48% increase in income from discounts on current purchased eligible receivables in 2002 over 2001. Since we purchase future (ungenerated) eligible receivables only when there are no current eligible receivables, the decrease in amounts available to purchase eligible receivables, paired with the increase in current eligible receivables, led to the decrease in our purchase of, and our income from, future (ungenerated) purchased eligible receivables.

        Revenues decreased by 0.50% in 2001 over 2000, primarily because of a 2.19% decrease in income from discounts on current purchased eligible receivables, which was partially offset by a 94.09% increase in income from discounts on future (ungenerated) purchased eligible receivables. The decrease in income from discounts on current purchased eligible receivables was largely due to a decrease in the Mexican crude oil basket price. The increase in income from discounts on future (ungenerated) purchased eligible receivables was largely due to the fact that we did not issue debt in 2001, as we did in 2000.

        Under the receivables purchase agreement, eligible receivables of designated customers are purchased in the order they are generated: in other words, in the order the crude oil is shipped. The amount of current eligible receivables owing from any designated customer is not subject to any concentration limit and is entirely dependent on (1) the volumes of crude oil those designated customers purchased from PMI during the preceding 30 days and (2) the price PMI charges for each of those sales. Accordingly, the revenues derived from discounts on purchased receivables paid by any designated customer or any group of designated customers is subject to continuous change.

        Under the receivables purchase agreement, eligible receivables which have been generated by PMI must be payable in full within 30 days, and they currently are paid within that period. The limit may be extended to any longer period of up to 90 days if that becomes the prevailing practice in the international oil business. Under the receivables purchase agreement, PMI is not required to generate any set amount of eligible receivables within any specified period.

        The 55.72% decrease in other income in 2002 over 2001 and the 38.91% decrease in other income in 2001 over 2000 were primarily due to a decrease in our interest income from the investment of funds in the liquidity account. Such decrease in interest income in turn was largely due to a general decrease in interest rates in the United States, which was reflected in the interest rates of the securities in which we are allowed to invest liquidity account funds.

  Financing Costs

        Financing costs consist of interest accrued on our outstanding debt as well as the premiums payable to MBIA and Ambac with respect to the insured series of Notes and amortization of debt issuance costs. Financing costs increased from U.S.$458,550 in 2001 to U.S.$466,173 in 2002, an increase of 1.66%. The increase was primarily due to an increase in the cost of servicing our subordinated debt, as, effective January 1, 2002, the interest rate on such debt increased from a rate equal to the London Interbank Offered Rate (LIBOR) plus 300 or 350 points, depending on the issuance, to a rate equal to the discount rate plus 300 basis points. The impact was partially offset by a decrease in the interest expense on our senior debt in 2002 from 2001, as the amount of principal of such debt decreased. Financing costs decreased from U.S.$483,179 in 2000 to U.S.$458,550 in 2001, a decrease of 5.10%, primarily due to a decrease in the applicable interest rates and the outstanding principal amount of our debt.

        The following table sets forth the interest expense incurred in 2002, 2001 and 2000 with respect to each issuance:

	Interest expense during
	2000	2001	2002
	(in thousands of U.S. dollars)
1998 notes	$101,200	$94,020	$86,579
February 1999 notes	71,300	65,758	58,533
February 1999 floating rate notes	9,900	7,686	5,096
July 1999 notes	118,200	118,250	115,608
July 1999 additional issuances	17,100	14,341	11,222
February 2000 notes	74,600	83,940	83,940
Subordinated debt	67,400	53,341	86,058

Total	$459,700	$437,335	$447,036

  General and Administrative Expenses

        General and administrative expenses include primarily the expenses incurred in connection with the issuance of debt as well as in connection with services rendered to us by PMI and certain of its affiliates, and include accounting, legal, rating, bank administration, listing and other fees and expenses associated with the performance of our obligations under the transaction documents as well as, to a lesser degree, expenses incurred in connection with services rendered to us by PMI and certain of its affiliates.

        General and administrative expenses decreased by 28.93% in 2002, to U.S.$0.71 million in 2002 from U.S.$1.00 million in 2001, largely due to the fact we did not issue any debt in 2002 and that various legal and administrative expenses were paid in 2001. General and administrative expenses decreased to U.S.$1.00 million in 2001 from U.S.$1.68 million in 2000. The 40.46% decrease was largely due to the fact that we did not issue any debt in 2001.

        Eligible receivables we purchase under the receivables purchase agreement are serviced, managed, administered and collected by PMI acting as servicer under the servicing and collection agency agreement. Fees paid to the servicer amounted to U.S.$0.37 million in 2002, U.S.$0.36 million in 2001 and U.S.$0.36 million in 2000.

  Taxes

        We had no tax expense during 2002, 2001 or 2000.

  Net Income

        Net income decreased from U.S. $65.33 million in 2001 to U.S. $26.01 million in 2002, a decrease of 60.19%. Net income increased from U.S.$42.67 million in 2000 to U.S.$65.33 million in 2001, an increase of 53.10%.

Liquidity and Capital Resources

        Our sources of liquidity are collections on purchased receivables, the proceeds of our debt issuances and additional capital contributions. The collections on purchased receivables are determined by the volume of eligible receivables generated, which is in turn affected by the volumes of crude oil exported and by international oil prices. We believe that our working capital is sufficient for our present requirements.

        We have the following senior and subordinated debt outstanding:

  •
  On December 7, 1998, we received U.S.$250 million in the form of subordinated debt issued to Petróleos Mexicanos. On December 14, 1998, we issued the 1998 notes, in an aggregate principal amount of U.S.$1.5 billion.

  •
  On February 25, 1999, we issued the February 1999 notes, in an aggregate principal amount of U.S.$1.0 billion. On the same date, we also issued the February 1999 floating rate notes in an aggregate principal amount of U.S.$100 million. Prior to issuing the February 1999 notes and the February 1999 floating rate notes, on February 24, 1999, we received U.S.$125 million in the form of subordinated debt issued to Petróleos Mexicanos.

  •
  On July 27, 1999, we issued the July 1999 notes, in aggregate principal amount of U.S.$1.275 billion. On the same date, we also issued additional fixed rate notes having an aggregate principal amount of U.S.$50 million and two series of floating rate notes having an aggregate principal amount of U.S.$125 million. On July 23, 1999, we received U.S.$204 million in the form of subordinated debt issued to Petróleos Mexicanos.

  •
  On February 10, 2000, we issued the February 2000 notes, in aggregate principal amount of U.S.$950 million. On February 8, 2000, we received U.S.$136 million in the form of subordinated debt issued to Petróleos Mexicanos.

        We had U.S.$4.3 million in borrowings as of December 31, 2002. For information on the maturity profile of our borrowings, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

        PEP's and PMI's ability to generate eligible receivables of designated customers is dependent upon, among other factors, international prices for crude oil, volumes of crude oil exported to designated customers and the frequency of shipments. Either of (1) a reduction in international oil prices which is not offset by an increase in the frequency of shipments and/or the volume of crude oil sold to eligible customers or (2) the failure of designated customers to make timely payments with respect to purchased receivables, as well as increasing the length of the period between our payment of the purchase price for the eligible receivable and our recovery of these funds through payments by the designated customers could result in a decrease in the level of collections, which would in turn affect our liquidity.

        During 2002, we used U.S.$7.7 billion to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the period.

        During 2001, we used U.S.$6.4 billion to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the period.

        During 2000, we used U.S.$7.7 billion to purchase accounts receivable from PMI Services. We funded these purchases with the proceeds of the 2000 notes, collections from purchased accounts receivable received during the period and subordinated debt received from PEMEX.

        The following table sets forth the collections received on current purchased receivables and future eligible receivables that were generated and became current eligible receivables during 2000, 2001 and 2002 as well as the purchased receivables to be generated as of December 31, 2000, 2001 and 2002:

	2000	2001	2002
Collections on current purchased receivables	$7,296.4	$7,047.7	$8,629.5
Receivables that were generated and became current eligible receivables	559.5	452.4	878.7
Receivables to be generated in the future	$4,733.5	$4,724.8	$4,030.8

        The time required to generate our future purchased receivables at any given date is a function of many factors, including primarily, the price of Maya crude oil, the volume of Maya crude oil PMI expects to sell to the designated customers and the amount of purchased receivables which remain to be generated. Changes in any of these factors during the period could increase or decrease the time required.

        When we receive funds from collections in respect of purchased receivables we either:

  •
  apply the funds to service or refinance existing Indebtedness or for other corporate purposes permitted by the fiscal agency agreement, or

  •
  transfer the funds to PMI Services, who in turn transfer them to PMI to purchase additional eligible receivables of designated customers on a daily basis.

        The period from the closing date of the 1998 notes, when we used the approximately U.S.$1.5 billion in proceeds of those notes to purchase eligible receivables, to the date on which all of those receivables were generated was approximately seven months. During that period, the price of Maya crude oil averaged approximately U.S.$9.68 per barrel and PMI exported an average of approximately 832 tbpd of Maya crude oil per month to the designated customers.

Item 6. Directors, Senior Management and Employees.

        Petróleos Mexicanos and BNP Paribas Private Bank & Trust Cayman Limited (formerly BNP Private Bank & Trust Cayman Limited), as trustee and administrator, entered into a management agreement as of December 1, 1998. Under the management agreement, BNP Paribas Private Bank & Trust Cayman Limited:

  •
  appointed the board of directors of Pemex Finance,

  •
  operates Pemex Finance in accordance with the management agreement and the declaration of trust establishing the Pemex Finance Trust, and

  •
  convenes shareholders' meetings.

The board of directors is responsible for preparing our year-end accounts and presenting them at shareholders' meetings, and for reviewing and monitoring our financial performance and strategy. The current board of directors has five members.

        In accordance with our Memorandum and Articles of Association, directors hold their office until they are removed from office by an ordinary resolution of our shareholders in a general meeting, or until they resign.

        Our current directors and executive officers are:

Name	Position with Pemex Finance	Appointment
Ricardo Fernández Delgado	Director and President	2003
Darren Riley	Director and Vice President	1998
Regina Forman	Director	2003
Michael Austin	Independent Director	1998
Piccadilly Directors Limited	Director	1998

        In the following paragraphs, we describe generally the business experience and present principal occupations of each member of our board of directors, including our president and vice president:

        Ricardo Fernández Delgado was appointed Director and President of Pemex Finance in February 2003. He is also currently the Associate Managing Director of Financial Legal Affairs of Petróleos Mexicanos. Prior to joining Petróleos Mexicanos, he worked as a legal adviser in the Ministry of Finance and Public Credit.

        Darren Riley was appointed Director of Pemex Finance in November, 1998 and Vice President of Pemex Finance in June 2000. He serves as a director of various Cayman Islands corporations and is also currently a Director and the General Manager of BNP Paribas Private Bank & Trust Cayman Limited and is, accordingly, responsible for its day to day operation. Prior to joining BNP, Mr. Riley held a senior position within the investment banking arm of a major international banking group.

        Regina Forman was appointed Director of Pemex Finance in May, 2003. She serves as a director of various Cayman Islands corporations and is currently the Manager of Mutual Funds of BNP Paribas Private Bank & Trust Cayman Limited. Prior to joining BNP, Ms. Forman held a senior position with the Investment Services Division of Deutsche Bank Cayman. Ms. Forman is a member of the Chartered Institute of Bankers (UK) and has a Diploma in Financial Services Management. Ms. Forman is also a Member of the Institute of Chartered Bankers (Canada).

        Michael Austin was appointed Independent Director of Pemex Finance in November, 1998. He serves as a director of various Cayman Islands companies and since 1997 has served as director of the Cayman Islands Monetary Authority. In March 2003 he was appointed Chairman of the Monetary Authority Board. From 1969 to 1992 he was a Managing Partner of KPMG Peat Marwick's Cayman Islands Office. Mr. Austin is also a Notary Public and a Fellow (FCA) of the Institute of Chartered Accountants in England and Wales.

        Piccadilly Directors Limited was appointed Director of Pemex Finance in November, 1998. It is a wholly-owned subsidiary of BNP Paribas Private Bank & Trust Cayman Limited.

Compensation of Directors and Officers

        Pursuant to the management agreement, BNP Paribas Private Bank & Trust Cayman Limited receives an annual fee of U.S.$6,000 for the services of its directors (Regina Forman, Darren Riley and Piccadilly Directors Limited) and for additional services. Michael Austin receives an annual fee of U.S.$10,000 for his services as independent director. Ricardo Fernández Delgado is not compensated for his services as director.

Employees

        Pemex Finance has no employees.

Share Ownership

        None of our directors own any of our shares.

Item 7. Major Shareholders and Related Party Transactions.

        Pursuant to the declaration of trust establishing the Pemex Finance Trust, a charitable trust created under the laws of the Cayman Islands, all of our outstanding shares are owned by BNP Paribas Private Bank & Trust Cayman Limited as trustee for the Pemex Finance Trust. Our authorized share capital consists of 1,000 ordinary shares, U.S.$1.00 par value per share, all of which have been issued.

        There are no existing arrangements which may result in a change of control of Pemex Finance at a subsequent date in time.

        Since our inception there have been no, and there are no proposed, material transactions in which any director, officer or our shareholder is a party. None of our directors, officers, or associates of any of our directors or officers have been indebted to us at any time since our inception.

        We consider PEMEX to be a related party, as we purchase all the current eligible receivables and rights to future (ungenerated) eligible receivables from PMI, which is an indirect wholly-owned subsidiary of PEMEX. During 2002 we purchased U.S.$7,697,464 of such eligible receivables and during 2001 we purchased U.S.$6,468,878 of such eligible receivables. At December 31, 2002 and 2001, we had subordinated debt outstanding from PEMEX of U.S.$714,750.

Item 8. Financial Information.

        See "Item 18.—Financial Statements".

        There is no litigation or governmental proceeding pending or, to our knowledge, threatened against us that, if adversely determined, would have a significant effect on our financial position or profitability. In addition, to our knowledge, there is no litigation pending or threatened against PMI Services that, if adversely determined, would have a significant effect on its financial position or profitability.

        We have not declared dividends since our inception. For additional information on our dividend distribution policy, see "Item 10. Additional Information—Memorandum and Articles of Association—Rights and Obligations of Shareholders—Dividends".

Item 9. The Offer and Listing.

        Our stock is not registered and there is no trading market for it. Trading in the Notes takes place primarily in the over-the-counter market; accordingly, we have been unable to obtain reliable information on such trading. The 1998 notes, the February 1999 notes, the February 1999 floating rate notes, the July 1999 notes and the February 2000 notes are listed on the Luxembourg Stock Exchange.

Item 10. Additional Information.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

        We are a limited liability company incorporated in the Cayman Islands under the Companies Law (2003 Revision), as amended company registration number 85919. We registered and filed our Memorandum and Articles of Association with the Registrar of Companies on November 18th, 1998. There has been no subsequent amendment to our Memorandum and Articles of Association.

Objects and Purposes

        Our Memorandum of Association grants us full power and authority to carry out any object not prohibited by law. Nevertheless, the sole object for which we are established the business of banking and finance (outside the Cayman Islands) through acquiring eligible receivables and incurring indebtedness.

Directors

        Directors may vote on a proposal, arrangement or contract in which they are interested. However, interested directors must declare the nature of their interest at a directors' meeting. If the interested directors declare their interest, their votes are counted and they are counted in the quorum of such meeting.

        The directors may exercise our powers including to borrow money and issue debt securities.

        Directors are not required to own shares.

Rights and Obligations of Shareholders

  Dividends

        Shareholders may declare dividends in a general meeting but the dividends cannot exceed the amount recommended by the directors. The directors may pay the shareholders interim dividends and may, before recommending any dividend, set aside reserves out of profits. The directors can invest these reserves in their discretion so long as the reserves are not being used for these purposes.

        Dividends may be paid in cash or in kind but may only be paid out of profits or, subject to the restrictions of Cayman Islands law, a share premium account.

  Voting Rights

        Votes may be cast at a general meeting by a show of hands or by a poll. On a vote by a show of hands, each shareholder or shareholder represented by proxy has one vote. On a vote by a poll, each shareholder or shareholder represented by proxy has one vote for each share owned.

        Directors are elected by the shareholders at general meetings. Shareholders are not entitled to vote at a general meeting unless calls or other amounts payable on their shares have been paid. In lieu of voting on a matter at a general meeting, the shareholders entitled to vote on that matter may adopt the matter by signing a resolution.

  Redemption

        We may issue shares which are redeemable by us or by our shareholders. The amount payable on each share in a redemption is its fair value as determined by the directors.

        Where we have agreed to purchase any share from a shareholder, we will give notice to the other shareholders, if any, specifying the number and class of shares to be purchased, the name and address of the seller, the price to be paid for the shares and the portion (if any) of that price which is being paid out of capital. The notice will also indicate a date on which the purchase is to be effected and will invite shareholders other than the seller, if any, to object to the purchase before that date.

  Shareholder Rights Upon Liquidation

        If we are liquidated, the liquidator may (in accordance with a shareholder resolution):

  •
  set a fair value on our assets, divide all or part of our assets among the shareholders and determine how the assets will be divided among shareholders or classes of shareholders; and

  •
  vest all or part of our assets in trustees.

        Shareholders will not be compelled to accept any securities on which there is a liability.

  Calls on Shares

        Directors may make calls on the shareholders with respect to any amounts unpaid on their shares. Each shareholder shall pay to the company the amounts called on such shares.

  Change to Rights of Shareholders

        Shareholders may change the rights of their class of shares by:

  •
  getting the written consent of three-fourths of the shareholders of that class; or

  •
  passing a special resolution at a meeting of the shareholders of that class.

        There are no limitations on the rights to own shares.

General Meetings

        A general meeting may be convened:

  •
  by the directors at any time;

  •
  by the sole shareholder by written request; or

  •
  by any two shareholders, if there is more than one shareholder, in the same manner as the directors convene general meetings.

        Notice of a general meeting is given to all shareholders.

        All business carried out at a general meeting is considered special business except:

  •
  sanctioning a dividend;

  •
  consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

  •
  appointment and removal of directors; and

  •
  fixing of payment of the auditors.

        Shareholder consent is required to carry out special business at a meeting unless notice of the special business is given in the notice of the meeting. A quorum of shareholders is required to be present at any meeting in order to carry out business. Any two shareholders or one shareholder holding a majority of the shares who are present in person or represented by proxy is a quorum.

        There is no requirement under Cayman Islands law to convene an annual meeting or to convene any general meeting of the shareholders. The directors are permitted to designate any general meeting of shareholders as an annual general meeting.

Changes in Capital

        We may increase our share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject.

        We may also by ordinary resolution:

  •
  consolidate and divide all or any of our share capital into shares of a larger amount;

  •
  sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law (2002 Revision) of the Cayman Islands; and

  •
  cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

        We may reduce our share capital and any capital redemption reserve by special resolution.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

        There are:

  (a)
  no governmental laws, decrees or regulations in Cayman Islands that restrict the export or import of capital, including dividend and other payments to non-resident holders to the Cayman Islands, and

  (b)
  no limitations on the right of nonresident or foreign owners imposed by Cayman Island law or the Memorandum and Articles of Association of Pemex Finance to hold or vote our shares.

TAXATION

        The following is a summary of principal Cayman Islands and United States federal income tax considerations that may be relevant to the purchase, ownership, and disposition of the Notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and the Cayman Islands.

        This summary is based on the tax laws of the Cayman Islands and the United States as in effect on the date of this annual report, as well as regulations, rulings and decisions of the Cayman Islands and the United States available on or before the date of this annual report and now in effect. All of these laws, regulations, rulings and decisions are subject to change, which could apply retroactively and cause statements in this summary to no longer be true. There is no reciprocal tax treaty between the Cayman Islands and the United States.

Cayman Islands Taxation

        Payments of principal and interest on the Notes will not be subject to taxation in the Cayman Islands. No withholding is required on these payments to the holders of the Notes, and gains derived from the sale of Notes will not be subject to Cayman Islands income or corporation tax.

U.S. Federal Income Taxation

        This summary of some United States federal income tax considerations deals principally with U.S. holders who will hold Notes as capital assets and whose functional currency is the U.S. dollar. A "U.S. holder" means a beneficial owner of a Note who is a citizen or resident of the United States or a U.S. domestic corporation or will otherwise be subject to United States federal income taxation on a net income basis in respect of the Notes.

        This summary is not a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder's decision to purchase, hold or dispose of Notes and generally does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market or persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction.

  U.S. Holders

  Interest and Additional Amounts

        A U.S. holder will treat the gross amount of interest (including any additional amounts paid to compensate the U.S. holder for amounts withheld or deducted from payments) paid in respect of the Notes as ordinary interest income at the time that it is paid or accrued, in accordance with the U.S. holder's method of accounting for United States federal income tax purposes.

  Disposition of the Notes

        In general a U.S. holder of a Note will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Note equal to the difference between the amount realized on the disposition (to the extent such amount does not represent accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. holder's adjusted basis in the Note. Initially, the U.S. holder's adjusted basis in the Note generally will equal the cost of the Note to the U.S. holder, and will increase by amounts included in income by the U.S. holder under the rules governing market discount, discussed below, and will decrease by the amount of amortized premium, discussed below.

        The gain or loss on a disposition of a Note by a U.S. holder generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder holds the Note for more than one year prior to disposition. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.

  Premium

        A U.S. holder that purchases a Note at a cost greater than the Note's principal amount will be considered to have purchased the Note at a premium and may elect to amortize the premium as an offset to interest income, using a constant yield method, over the Note's remaining term. This election generally applies to all debt instruments that the U.S. holder holds at the time of the election, as well as any debt instruments held during or after the taxable year for which the election is made. In addition, the U.S. holder may not revoke the election without the consent of the United States Internal Revenue Service. A U.S. holder electing to amortize the premium will be required to reduce its tax basis in the Note by the amount of the premium amortized during its holding period. If a U.S. holder with a premium does not elect to amortize the premium, the amount of the premium will be included in the U.S. holder's tax basis in the Note, and therefore, if the Note is held to maturity, will generally give rise to capital loss when the Note matures.

  Market Discount

        A U.S. holder that purchases a Note at a cost that is lower than its principal amount will be considered to have purchased a Note with a "market discount" in the hands of such U.S. holder (unless the amount of such excess is less that a specified de minimis amount, in which case the Note will not be considered to have a market discount). If a U.S. holder acquired a Note with market discount, any gain realized by the U.S. Holder on the disposition of the Note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Note during the U.S. holder's holding period. In addition, a U.S. holder may be required to defer the deduction of a portion of the interest paid on any indebtedness that it incurred or continued to purchase or carry the Note. In general, market discount will be treated as accruing ratably over the term of the Note, or at the U.S. holder's election, under a constant yield method.

        A U.S. holder may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the Note as ordinary income, in which case the interest deduction deferral rule described above will not apply. If made, this election applies to all market discount debt instruments that the U.S. holder acquires on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the United States Internal Revenue Service.

Non-U.S. Holders

        Subject to the discussion of backup withholding below, a holder of Notes who is, with respect to the United States a foreign corporation or nonresident alien individual (a "non-U.S. holder"), will not be subject to United States federal income tax, including withholding taxes, on any payments of interest on the Notes, unless the income from payments on the Notes is effectively connected with his or her conduct of a trade or business in the United States.

        Subject to the discussion of backup withholding below, a non-U.S. holder also will not be subject to United States federal income tax on any capital gain realized on the sale or exchange of Notes, unless:

  (i)
  that gain is effectively connected with its conduct of a trade or business in the United States; or

  (ii)
  an individual non-U.S. holder who is present in the United States for 183 days or more in the taxable year of the sale and meets certain other conditions.

        In addition, if individual holders at the time of their deaths are nonresident aliens, any Notes held by such individuals will not be subject to United States federal estate tax.

Backup Withholding and Information Reporting

        The trustee may be required to file information returns with the United States Internal Revenue Service with respect to payments made to some U.S. holders of Notes. In addition, a U.S. holder may be subject to a backup withholding tax in respect of some payments if he or she does not provide his or her taxpayer identification number to the trustee or otherwise comply with applicable requirements of the backup withholding rules. In order to avoid the information reporting requirements and backup withholding tax, a non-U.S. holder may be required to comply with applicable certification procedures to establish that he or she is not a U.S. holder. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against his or her United States federal income tax liability, if any, provided such holder furnishes required information to the United States Internal Revenue Service.

DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other filings we make electronically with the SEC. In addition, copies of the receivables purchase agreement, fiscal paying agency agreement, servicing and collection agency agreement and the letter agreement are available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at The Chase Manhattan Bank, Capital Markets Fiduciary Services, 450 West 33rd Street, 15th Floor, New York, New York 10001.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

        The following discussion includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

        The following table summarizes the financial instruments we held at December 31, 2002 which are sensitive to changes in interest rates. We do not use any derivative instruments to manage this primary market exposure. In the normal course of business, we also face risks that are non-financial or non-quantifiable. Such risks include credit risk and are not represented in the following table. For more information on credit risk, see Note 2e to our financial statements in Item 18. Further, since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.

        The table below sets forth the amounts and related average interest rates by expected maturity dates of our long-term debt obligations as of December 31, 2002.

Calendar Year of Expected Maturity Date for Debt
(in thousands of U.S. Dollars)
December 31, 2001

Outstanding Debt	2003	2004	2005	2006	2007	Thereafter	Total Carrying Value	Fair Value
Fixed rate debt	$328,333	$309,755	$340,588	$460,588	$523,922	$2,090,980	$4,054,167	$4,745,395
Average interest rate	8.46%	8.47%	8.48%	8.47%	8.50%	9.32%	—	—
Variable rate debt floating rate notes	—	35,000	—	—	—	190,000	225,000	240,486
Subordinated debt to PEMEX	—	—	—	—	—	714,750	714,750	1,406,406

Note: Numbers may not total due to rounding.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures

        Within the 90 days prior to the date of this annual report, Pemex Finance carried out an evaluation under the supervision and with the participation of its management, including the president of Pemex Finance, of the effectiveness of the design and operation of Pemex Finance's disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the U.S. Securities Exchange Act of 1934, or "Exchange Act"). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of Pemex Finance's evaluation, the president of Pemex Finance concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Pemex Finance files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

        There were no significant changes in Pemex Finance's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16. [Reserved]

Item 17. Financial Statements.

        Pemex Finance has responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

        See pages F-1 through F-20, incorporated herein by reference.

Item 19. Exhibits.

        The financial statements of Pemex Finance as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 are attached hereto on pages F-1 through F-20 and are incorporated herein by reference.

  (a)
  The following financial statements, together with the reports of PricewaterhouseCoopers thereon, are filed as a part of this annual report:

(b) Exhibit No:	Description
Exhibit 1
Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2
Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.1
Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.2
Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

(b) Exhibit No:	Description
Exhibit 2.3
First 5.72% Note Supplemental Indenture, dated as of December 1, 1998, among the Issuer, MBIA Insurance Corporation, as 5.72% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.4
First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.5
First 6.30% Note Supplemental Indenture, dated as of December 1, 1998, among the Issuer, Ambac Assurance Corporation, as 6.30% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.5 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.6
First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.7
Second 6.125% Note Supplemental Indenture, dated as of February 25, 1999, among the Issuer, MBIA Insurance Corporation, as 6.125% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.7 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.8
Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.9
Second 6.550% Note Supplemental Indenture, dated as of February 25, 1999, among the Issuer, Ambac Assurance Corporation, as 6.550% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.10
Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.11
Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

(b) Exhibit No:	Description
Exhibit 2.12
Third 9.14% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.12 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.13
Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.14
Third 7.33% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer, MBIA Insurance Corporation, as 7.33% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.14 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.15
Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.16
9.22% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.16 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.17
Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.18
Floating Rate Notes, Series C, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.18 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-109186))
Exhibit 2.19
Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.20
Fourth 7.80% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer, MBIA Insurance Corporation, as 7.80% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.20 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.21
Financial Guarantee Policy, MBIA Insurance Corporation, dated as of December 14, 1998 (incorporated by reference to Exhibit 4.24 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

(b) Exhibit No:	Description
Exhibit 2.22
Insurance and Reimbursement Agreement, dated as of December 14, 1998, between MBIA Insurance Corporation and the Issuer (incorporated by reference to Exhibit 4.25 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.23
Financial Guarantee Policy, Ambac Assurance Corporation, dated as of December 14, 1998 (incorporated by reference to Exhibit 4.26 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.24
Insurance and Reimbursement Agreement, dated as of December 14, 1998, between Ambac Assurance Corporation and the Issuer (incorporated by reference to Exhibit 4.27 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.25
Financial Guarantee Policy, MBIA Insurance Corporation, dated as of February 25, 1999 (incorporated by reference to Exhibit 4.26 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.26
Insurance and Reimbursement Agreement, dated as of February 25, 1999, between MBIA Insurance Corporation and the Issuer (incorporated by reference to Exhibit 4.27 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.27
Financial Guarantee Policy, Ambac Assurance Corporation, dated as of February 25, 1999 (incorporated by reference to Exhibit 4.28 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.28
Insurance and Reimbursement Agreement, dated as of February 25, 1999, between Ambac Assurance Corporation and the Issuer (incorporated by reference to Exhibit 4.29 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.29
Financial Guarantee Policy, MBIA Insurance Corporation, dated as of July 27, 1999 (incorporated by reference to Exhibit 4.28 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.30
Insurance and Reimbursement Agreement, dated as of July 27, 1999, between MBIA Insurance Corporation and the Issuer (incorporated by reference to Exhibit 4.29 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.31
Financial Guarantee Insurance Policy, MBIA Insurance Corporation, dated as of February 10, 2000 (incorporated by reference to exhibit 4.9 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

(b) Exhibit No:	Description
Exhibit 2.32
Insurance and Reimbursement Agreement, dated as of February 10, 2000, between MBIA Insurance Corporation and the Issuer (incorporated by reference to exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.33
Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.34
Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.35
Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.36
Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.37
Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 10.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 12.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2002, as first filed with the SEC (Commission file No. 1-99) on June 27, 2003 (incorporated herein by reference)
Exhibit 12.2
U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 19, 2003

To the Shareholder and Board of Directors of
Pemex Finance Limited

We have audited the accompanying balance sheets of Pemex Finance Limited (the "Company") as of December 31, 2002 and 2001, and the related statements of income, of changes in shareholder's equity and of cash flows for the years ended December 31, 2002, 2001 and 2000, all expressed in U.S. dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Accounting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pemex Finance Limited as of December 31, 2002 and 2001, the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with International Accounting Standards.

PricewaterhouseCoopers

/s/ FRANCISCO J. HERNÁNDEZ F.

Francisco J. Hernández F.

PEMEX FINANCE LIMITED

BALANCE SHEETS
(Notes 1 and 2)

Thousands of U.S. dollars

	December 31,
	2002	2001
Assets
Current assets:
Cash and cash equivalents (Note 2)	$75,756	$5,094
Liquidity account (Note 3)	177,245	168,265
Current purchased accounts receivable (Note 4)	878,700	452,372
Other accounts receivable	5	3
Rights to future (ungenerated) purchased accounts receivable (Note 4)	4,113,835	4,894,069

Total current assets	5,245,541	5,519,803
Debt issuance costs—Net (Note 2)	1,121	1,891

Total assets	$5,246,662	$5,521,694

Liabilities
Current liabilities:
Current portion of long-term debt (Note 5)	$328,333	$305,833
Accrued interest payable (Notes 5 and 6)	54,514	51,362
Deferred income from discount (Note 2)	3,711	1,876
Accounts payable and accrued expenses	2,387	2,579

Total current liabilities	388,945	361,650

Long-term liabilities:
Long-term debt (Note 5)	3,950,834	4,279,167
Subordinated debt to PEMEX (Note 6)	714,750	714,750

Total long-term liabilities	4,665,584	4,993,917

Total liabilities	5,054,529	5,355,567

Shareholder's equity (Note 8)
Capital stock	1	1
Retained earnings	192,132	166,126

Total shareholder's equity	192,133	166,127

Total liabilities and shareholder's equity	$5,246,662	$5,521,694

The accompanying ten notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF INCOME
(Notes 1 and 2)

Thousands of U.S. dollars

	Year ended December 31,
	2002	2001	2000
Revenues:
Income from discount on purchased accounts receivable (Note 2)	$489,504	$517,234	$515,015
Other income	3,387	7,649	12,520

Total revenues	492,891	524,883	527,535
Financing costs (Notes 5 and 6)	(466,173)	(458,550)	(483,179)
General and administrative expenses (Note 10)	(712)	(1,001)	(1,682)

Net income	$26,006	$65,332	$42,674

The accompanying ten notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Notes 1 and 2)

Thousands of U.S. dollars

	Capital stock	Accounts receivable due from shareholder	Retained earnings	Total shareholder's equity
Balances as of January 1, 2000	$1	($1)	$58,120	$58,120
Capital contribution		1		1
Net income			42,674	42,674

Balances as of December 31, 2000	1	—	100,794	100,795
Net income			65,332	65,332

Balances as of December 31, 2001	1	—	166,126	166,127
Net income			26,006	26,006

Balances as of December 31, 2002	$1	$—	$192,132	$192,133

The accompanying ten notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CASH FLOWS
(Notes 1 and 2)

Thousands of U.S. dollars

	Year ended December 31,
	2002	2001	2000
Operating activities:
Net income	$26,006	$65,332	$42,674
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs	770	769	771
Change in assets and liabilities:
Current purchased accounts receivables	(7,583)	3,109	(12,455)
Other	(3)	4	(7)
Accounts payable and accrued expenses	(192)	(397)	192
Accrued interest payable (Notes 5 and 6)	3,152	(7,420)	11,360

Net cash provided by operating activities	22,150	61,397	42,535

Investing activities:
Liquidity account (Note 3)	(8,980)	(5,820)	(50,038)
Collections of accounts receivable, net of discounts collected	8,060,789	6,554,147	6,870,069
Purchases of accounts receivable and rights to future (ungenerated) accounts receivable	(7,697,464)	(6,468,878)	(7,700,483)

Net cash provided by (used in) investing activities	354,345	79,449	(880,452)

Financing activities:
Capital contribution			1
Long-term debt (Notes 5 and 6)			1,085,750
Payments of long-term debt (Note 5)	(305,833)	(230,000)	(185,000)

Net cash (used in) provided by financing activities	(305,833)	(230,000)	900,751

Cash and cash equivalents:
Net change of the year	70,662	(89,154)	62,834
At the beginning of the year	5,094	94,248	31,414

At the end of the year	$75,756	$5,094	$94,248

Supplemental cash flow information:
Interest paid	$443,884	$444,755	$448,409

The accompanying ten notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Amounts in thousands of U.S. dollars

NOTE 1—THE COMPANY:

Pemex Finance Limited (the "Company") was incorporated on November 18, 1998 (inception date) under the laws of the Cayman Islands, beginning operations on December 7, 1998. All of the outstanding share capital is owned by The Pemex Finance Trust, a charitable trust created under the laws of the Cayman Islands. The Company is managed by BNP Private Bank & Trust Cayman Limited and has no employees.

The main objective of the Company is to transact selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of debt and the purchase of certain accounts receivable under the Receivables Purchase Agreement ("RPA") dated as of December 1, 1998, which is summarized as follows:

Pursuant to terms of the RPA, the Company has the right to purchase from P.M.I. Services B.V. ("Services"), an indirect wholly-owned subsidiary of Petróleos Mexicanos ("PEMEX"), and Services has the right to purchase from P.M.I. Comercio Internacional, S. A. de C. V. ("Comercio"), a subsidiary of PEMEX, certain current and future accounts receivable ("Eligible Receivables") generated or to be generated by the export from Mexico of crude oil to certain designated customers ("Designated Customers"). Any Eligible Receivables that are not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined by discounting the invoice amount of such Eligible Receivables by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness (excluding the subordinated debt to PEMEX) on the day the price for such Eligible Receivables is paid to Services plus the Specified Basis Points of 50 basis points, or, in the event of delinquencies with respect to purchased Eligible Receivables, a greater number determined based on a specified formula under a letter agreement. PEMEX guarantees the performance of Comercio's obligations but not the payment of any Eligible Receivables purchased by the Company (see Note 10).

All proceeds received or to be received by the Company from Designated Customers or from any issuance of debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from Services, to service or refinance its existing indebtedness or for general corporate purposes.

As described in Note 5, the Company issued U.S. $950 million of notes during 2000 (U.S. $2,325 million of notes and U.S. $225 million of floating rate notes during 1999). The Company did not issue notes and floating rate notes during 2002 and 2001. The net proceeds from these issuances were used to purchase current and future Eligible Receivables under the RPA.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

a.
Basis of presentation—

  The financial statements have been prepared in accordance with International Accounting Standards ("IAS"). The measurement basis used in preparing these financial statements is historical basis. The Company's functional and reporting currency is the U.S. dollar.

b.
Revenue recognition—

  Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

  i.
  Discounts on future (ungenerated) purchased accounts receivable (Eligible Receivables of Designated Customers that have not yet been generated by Comercio) are determined by applying the relevant discount rate (as determined on the date on which the purchase price for such Eligible Receivables was paid to Services) to the daily balance of future Eligible Receivables as determined by the purchase date. Such discounts are recorded as income from discount on Purchased Eligible Receivables as earned.

  ii.
  Discounts on current purchased accounts receivable (Eligible Receivables of Designated Customers that have been generated by Comercio) are determined by applying the relevant discount rate to the corresponding invoice amount based on the number of days elapsed from the purchase day to the payment day. The related discount is recorded as income when earned during this period using the interest method. Any unearned discount at the date of the financial statements is recorded as deferred income.

  iii.
  The total amount of the discount on each Eligible Receivables (i.e., the total revenue generated by each purchased Eligible Receivables) is determined by discounting the invoice amount of such Eligible Receivables for the period from the day on which the purchased Eligible Receivables is due from the Designated Customer to the date on which the purchase price for such Eligible Receivables was paid to Services. Effective January 2, 1999, the discount rate excludes the costs incurred in connection with the issuance of debt. As of December 31, 2002 the discount rate for Eligible Receivables purchased was 9.05408% (9.01741% as of December 31, 2001). During 2002 the discount rate applied to purchase Eligible Receivables fluctuated between a range of 9.01741% and 9.05408% (between 9.16436% and 9.01741% during 2001).

c.
Accounting estimates—

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

d.
Cash and cash equivalents—

  The Company considers as cash equivalents all deposits and other cash placements available with original maturities of less than three months.

e.
Significant risks—

  The Company transacts with 33 designated customers in the United States, Canada and Aruba.

  Credit risk with respect to trade receivables is concentrated due to the limited number of customers. Four customers represent 59% and 57% of accounts receivable at December 31, 2002 and 2001, respectively.

  The Company is exposed to concentration of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are high-quality securities placed with several financial institutions. Current purchased receivables are dispersed among a Designated Customer base of companies incorporated in the United States, Canada, Aruba and Mexico; and purchased future accounts receivable (to be delivered by Comercio upon generation) represent amounts paid to Comercio on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by Comercio after receipt of the purchase price) constitute purchase of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by Comercio, which without further action are transferred to, and become the property of the Company.

  Under certain circumstances, upon failure by Comercio to perform certain of its covenants under the RPA, the Company may choose to require Services, and Services to require Comercio, to repurchase all or any of the outstanding accounts receivable (whether current or future).

  The Company is also exposed to the risk associated with Comercio's ability to generate the appropriate volume of accounts receivable of Designated Customers, which is dependent on numerous factors including production, demand and price levels of Mexican crude oil.

  The Company is exposed to interest rate risk on long-term floating rate instruments. During 2002, the proportion of floating rate debt was 5.3% to total debt outstanding. This risk is mitigated since the income discount rate is based in the same floating rate.

  Under the terms of the RPA, absent a failure by Comercio to comply with its covenants, the Company has no recourse against Comercio in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA becomes uncollectible. At December 31, 2002 and 2001, the Company was not required to establish or maintain any allowance for potentially uncollectible receivables.

  At December 31, 2002 and 2001, the carrying amounts of cash and cash equivalents, liquidity account, purchased accounts receivable and accruals and accounts payable approximate their fair value due to the relative short maturity of such instruments. The estimated fair value of the long-term publicly traded debt is determined based on quoted market prices as disclosed in Note 5.

f.
Debt issuance costs—

  Debt issuance costs are amortized over the outstanding borrowing period utilizing the effective interest method.

g.
Reconciliation to Accounting Principles Generally Accepted in the United States ("U.S. GAAP")—

  The Company's financial statements are prepared in accordance with IAS. As of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, there are no material differences between U.S. GAAP and IAS affecting the financial statements.

h.
New accounting pronouncements—

  In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS No. 143 is recorded as a change in accounting principle. The Company does not have any impact for recognizing this standard on its financial position and results of operations.

  In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not have any impact for recognizing this standard on its financial position and results of operations.

  In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issued Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather then on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. The Company does not have any impact for recognizing this standard on its financial position and results of operations.

  In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)". FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provision for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The Company does not have any impact for recognizing this standard on its financial position and results of operations.

  In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51". The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprises should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. The Company does not have any impact for recognizing this standard on its financial position and results of operations.

i.
Segment reporting—

  The Company operates in one reportable segment of acquiring accounts receivable, therefore no segment disclosure is required.

j.
Related party transactions—

  The Company considers PEMEX a related party since all of the Company's operations to purchase current and future accounts receivable are with Services, an indirect wholly-owned subsidiary of PEMEX. During the years ended December 31, 2002 and 2001, the Company purchased from Services accounts receivable and rights to future (ungenerated) accounts receivable totaling U.S. $7,697,464 and U.S. $6,468,878, respectively. Also, at December 2002 and 2001, the Company had subordinated debt outstanding from PEMEX of U.S. $714,750.

  During the years ended December 31, 2002, 2001 and 2000, the Company paid to its directors U.S. $nil, U.S. $20 and U.S. $16 in annual fees, respectively.

NOTE 3—LIQUIDITY ACCOUNT:

Under the Fiscal and Paying Agency Agreement ("Fiscal Agency Agreement") dated as of December 1, 1998 among the Company, The JP Morgan Chase Bank, as Fiscal Agent, and The Chase Manhattan Bank of Luxembourg, S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the Liquidity Account. Under the terms of the Company's long-term notes (excluding subordinated debt to PEMEX), the cash balance and permitted investment standing to credit such account at any date, shall be at least equal to an amount, determined at such date, equal to the sum of the next payment of debt service. At December 31, 2002 and 2001, the balance in the Liquidity Account represents cash and permitted investment standing to the credit of such account, including interest earned on such amounts, and such balance is not considered to be cash equivalent.

NOTE 4—CURRENT AND FUTURE PURCHASED ACCOUNTS RECEIVABLE:

Under the RPA, the Company purchases Eligible Receivables of Designated Customers from Services. Future (ungenerated) purchased accounts receivable represent the purchase price paid to Services for such receivables plus accrued discounts. Other than in limited circumstances, the Company has no recourse to or claim against Services for funds advanced toward payment of Eligible Receivables (see Note 2 e). Services satisfies all its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by Comercio, without regard to any concentration limit by Designated Customers.

NOTE 5—LONG-TERM DEBT:

Long-term debt as of December 31, 2002 and 2001 is summarized as follows:

	2002	2001
December 14, 1998 issuances:
5.72% Notes due 2003 (1)	$125,000	$250,000
8.02% Notes due 2007	350,000	350,000
6.30% Notes due 2010 (1)	400,000	400,000
9.15% Notes due 2018	250,000	250,000

Subtotal	1,125,000	1,250,000

February 25, 1999 issuances:
6.125% Notes due 2003 (1)	80,000	160,000
8.450% Notes due 2007	141,667	175,000
6.550% Notes due 2008 (1)	300,000	300,000
8.875% Notes due 2010	200,000	200,000
Floating Rate Notes due 2014	100,000	100,000

Subtotal	821,667	935,000

July 27, 1999 issuances:
9.69% Notes due 2009	600,000	600,000
7.33% Notes due 2012 (1)	250,000	250,000
10.61% Notes due 2017	200,000	200,000
9.14% Notes due 2004	157,500	225,000

Subtotal	1,207,500	1,275,000

	2002	2001
July 27, 1999 additional issuances:
9.22% Notes due 2004	50,000	50,000
Floating Rate Notes due 2004	35,000	35,000
Floating Rate Notes due 2014	90,000	90,000

Subtotal	175,000	175,000

February 10, 2000 issuances:
9.03% Notes due 2011	800,000	800,000
7.80% Notes due 2013 (1)	150,000	150,000

Subtotal	950,000	950,000

Total debt	4,279,167	4,585,000
Less:
Current portion	328,333	305,833

Total long-term debt	$3,950,834	$4,279,167

(1)
Insured under insurance and reimbursement agreements for as long as the principal amounts are outstanding. All other notes are unsecured.

Interest is payable quarterly for each of these series of notes.

The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the ratio of total liabilities to equity (as defined in the Fiscal and Paying Agency Agreement, "Equity" includes the subordinated debt to PEMEX) shall not be greater than 7 to 1 and that the Company will maintain a debt service coverage ratio of at least 3 to 1, which is calculated as the sum of: (1) the aggregate amount of quarterly payments made to the Company by obligors on the purchased receivables, (2) capital contributions, including the proceeds of the subordinated debt, in the form of cash or permitted investments, and (3) quarterly income from permitted investments, divided by the maximum aggregate amount of scheduled debt service. As of December 31, 2002, the Company was in compliance with both covenants.

During the year ended December 31, 2002, the Company paid principal amounting to U.S. $306 million ($230 million during 2001 and $185 million during 2000).

The accrued interest payable as of December 31, 2002 and 2001 amounted to U.S. $43.7 million and U.S. $46.7 million, respectively.

The annual maturities of the long-term debt outstanding for the next five years as follows:

Year ended
Current portion of long-term debt	$328,333

Long-term debt:
2004	344,755
2005	340,588
2006	460,588
2007	523,922
Thereafter	2,280,981

3,950,834

$4,279,167

The estimated fair value of the Company's long term debt is as follows:

	December 31, 2002		December 31, 2001
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt	$4,279,167	$4,985,881	$4,585,000	$5,031,195

Subordinated debt to PEMEX	$714,750	$1,406,406	$714,750	$764,081

NOTE 6—SUBORDINATED DEBT TO PEMEX:

In February 2000, the Company received subordinated loan from PEMEX amounting to U.S. $135.75 million. This subordinated loan is in addition to the U.S. $125 million, U.S. $204 million and U.S. $250 million subordinated loans received from PEMEX on February and July 1999 and December 1998, respectively.

The Company makes payments of interest on the subordinated debt on a quarterly basis; however, all its payments of principal and of interest on the subordinated debt are made subordinated and subject in right of payment to prior payment in full of all other indebtedness of the Company as it becomes due. The U.S. $135.75 million loan bears interest at LIBOR plus 250 basis points; the U.S. $250 million and U.S. $125 million loans bear interest at LIBOR plus 300 basis points; and finally, the U.S. $204 million loan bears interest at LIBOR plus 375 basis points. The loans have a stated maturity date of 2018, and in no event is the principal due until all principal and the respective interest on the U.S. $4,585 million notes are paid in full.

The accrued interest payable from the subordinated loans of PEMEX as of December 31, 2002 and 2001 amounted to U.S. $10.8 million and U.S. $4.6 million, respectively. At December 31, 2002, the interest rate on the subordinated debt was 9.05663% plus 300 basis points.

On January 1, 2002, the Company entered into a new subordinated debt agreement for U.S. $714,750 maturing on 2018, to consolidate the subordinated debt agreements mentioned above. Additionally, a new procedure for calculating interest payments was established based on a rate per annum equal to the Discount Rate (as defined in the Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, PMI Comercio Internacional, S. A. de C. V., PMI Services B. V. and Pemex Exploración y Producción) plus 300 basis points.

NOTE 7—INCOME TAXES:

The Company is exempt from taxes under the law of the Cayman Islands. No income tax was paid during the years December 31, 2002 and 2001.

NOTE 8—SHAREHOLDER'S EQUITY:

The authorized share capital of Pemex Finance Limited consists of 1,000 ordinary shares, U.S. $1.00 par value per share, all of which are issued and paid. Each share is subject to the provisions of the Cayman Islands Companies Law (1998 Revision) and the Articles of Association. The Company has the power to redeem or purchase any of its shares, to sub-divide or consolidate the shares, to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponements of rights or to any conditions or restrictions whatsoever. Unless the conditions of issue shall otherwise expressly provide, every issue of shares whether Ordinary, Preferred or otherwise shall be subject to the powers on the part of the Company herein provided.

NOTE 9—COMMITMENTS AND CONTINGENCIES:

In addition to the covenants and the events of default described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness depends on: (1) the ability of Comercio, operating through PEMEX, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PEMEX's crude oil, (2) any adverse change in the business or financial condition of a Designated Customer that could affect the customer's ability to make timely payments with respect to purchased receivables, and (3) the continuing ability of the Designated Customers to purchase Mexican crude oil from Comercio. Management cannot estimate the financial effect of these uncertainties.

Neither the Mexico, PEMEX, Comercio nor any subsidiary of PEMEX guarantees payment of the purchased Eligible Receivables.

NOTE 10—SIGNIFICANT AGREEMENTS:

The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement.

a.     The RPA

  Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from Services, and Services sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under the Eligible Receivables of Designated Customers generated and to be generated by Comercio, subject in each case to the payment by the Company of the purchase price for such receivables which are purchased in the order in which they are generated.

  Under the Fiscal and Paying Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price of Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the invoice amount by the number of days elapsed between the purchase date and the day on which the purchased receivable is due and payable. The discount rate is equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivables to Services (as adjusted) plus the Specified Basis Points of 50 basis points. Pursuant to the RPA, the Company pays to Services a margin for services provided. Total fees paid during the year ended December 31, 2002 amounted to U.S. $517.8 (U.S. $422.9 for the year ended December 31, 2001 and U.S. $441.5 for the year ended December 31, 2000) and accrued fees payable as of December 31, 2002 totaled U.S. $46.7 (U.S. $28.3 at December 31, 2001).

  Covenants. Comercio has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by Comercio during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA, to represent at least the lesser of (x) 20 million barrels of crude oil of less than 30° API gravity and (y) 80% of Comercio total Eligible Receivables generated from the sales of crude oil of less than 30° API gravity.

  Letter Agreement. PEMEX has agreed with the Company to cause Comercio and Services to comply with their obligations under the RPA. Neither PEMEX nor any of its affiliates or subsidiaries in any way guarantees payment of the purchased Receivables and neither PEMEX or any of its affiliates or subsidiaries shall be liable for nonpayment of any purchased Receivable by any Designated Customer.

  Repurchase of Receivables. Comercio shall not have any: (i) right, title or interest in or to the purchased Receivables, (ii) obligations to repurchase the purchased Receivables or (iii) right or obligations to substitute other Receivables for the purchased Receivables, except that Comercio may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred (Affected Receivables). If at any time Comercio becomes aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by Comercio, then the sale of such purchased Receivable will be rescinded and the Company shall return such purchased Receivable to Comercio, and Comercio will transfer, in consideration therefore to the Company an amount equal to the net invoice amount of the Receivable being returned plus a rescission adjustment. Upon becoming aware of a failure by Comercio to comply with certain covenants, the Company may give notice thereof to Comercio and upon receipt of such notice all sales of any purchased Receivable (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to Comercio and Comercio will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus a rescission adjustment.

  Termination. The RPA may be terminated by the parties at any time after 90 days of notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

b.     The Servicing and Collection Agency Agreement

  Under the Servicing and Collection Agency Agreement, Standard Chartered has been appointed to act as the Collection Agent and Comercio has been appointed to act as the Servicer.

  Duties of the Collection Agent. Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to Comercio as a result of the purchase of crude oil to an account held by the Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Receivables to the Company.

  Duties of the Servicer. The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of a Designated Customer that has been sold by Services to the Company, including the defense of the right, title and interest of the Company (and, if applicable, Services and/or Comercio), to the Receivables and collections in respect thereto.

  The Servicer shall take all commercial reasonable steps to collect and hold any collections in respect of purchased Receivables it may receive in trust, for the benefit of the Company (and, if applicable, Services and/or Comercio). Total fees paid to Comercio for such services for the year ended December 31, 2002 amounted U.S. $378.1 (U.S. $358.8 during the year ended December 31, 2001 and U.S. $358.8 during the year ended December 31, 2000) and the accrued fees payable as of December 31, 2002 and 2001 amounted to U.S. $31.5 in 2002 and U.S. $30 in 2001. Such fees have been reflected within general and administrative expenses.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMEX FINANCE LTD.
By:	/s/ RICARDO FERNÁNDEZ DELGADO Ricardo Fernández Delgado Director and President

Date: June 27, 2003

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

        I, Ricardo Fernández Delgado, President of Pemex Finance Limited, certify that:

        1.     I have reviewed this annual report on Form 20-F of Pemex Finance Limited (the "Registrant");

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

        4.     I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

    a.
    designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

    b.
    evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c.
    presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

        5.     I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

    a.
    all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

    b.
    any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

        6.     I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ RICARDO FERNÁNDEZ DELGADO Ricardo Fernández Delgado President

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2
Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.1
Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.2
Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.3
First 5.72% Note Supplemental Indenture, dated as of December 1, 1998, among the Issuer, MBIA Insurance Corporation, as 5.72% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.4
First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee(incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.5
First 6.30% Note Supplemental Indenture, dated as of December 1, 1998, among the Issuer, Ambac Assurance Corporation, as 6.30% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.5 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.6
First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit No.	Description
Exhibit 2.7
Second 6.125% Note Supplemental Indenture, dated as of February 25, 1999, among the Issuer, MBIA Insurance Corporation, as 6.125% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.7 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.8
Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.9
Second 6.550% Note Supplemental Indenture, dated as of February 25, 1999, among the Issuer, Ambac Assurance Corporation, as 6.550% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.10
Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.11
Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.12
Third 9.14% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.12 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.13
Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.14
Third 7.33% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer, MBIA Insurance Corporation, as 7.33% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.14 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.15
Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit No.	Description
Exhibit 2.16
9.22% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.16 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.17
Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.18
Floating Rate Notes, Series C, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.18 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-109186))
Exhibit 2.19
Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.20
Fourth 7.80% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer, MBIA Insurance Corporation, as 7.80% Note Enhancer, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.20 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.21
Financial Guarantee Policy, MBIA Insurance Corporation, dated as of December 14, 1998 (incorporated by reference to Exhibit 4.24 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.22
Insurance and Reimbursement Agreement, dated as of December 14, 1998, between MBIA Insurance Corporation and the Issuer (incorporated by reference to Exhibit 4.25 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.23
Financial Guarantee Policy, Ambac Assurance Corporation, dated as of December 14, 1998 (incorporated by reference to Exhibit 4.26 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.24
Insurance and Reimbursement Agreement, dated as of December 14, 1998, between Ambac Assurance Corporation and the Issuer (incorporated by reference to Exhibit 4.27 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.25
Financial Guarantee Policy, MBIA Insurance Corporation, dated as of February 25, 1999 (incorporated by reference to Exhibit 4.26 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit No.	Description
Exhibit 2.26
Insurance and Reimbursement Agreement, dated as of February 25, 1999, between MBIA Insurance Corporation and the Issuer (incorporated by reference to Exhibit 4.27 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.27
Financial Guarantee Policy, Ambac Assurance Corporation, dated as of February 25, 1999 (incorporated by reference to Exhibit 4.28 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.28
Insurance and Reimbursement Agreement, dated as of February 25, 1999, between Ambac Assurance Corporation and the Issuer (incorporated by reference to Exhibit 4.29 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.29
Financial Guarantee Policy, MBIA Insurance Corporation, dated as of July 27, 1999 (incorporated by reference to Exhibit 4.28 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.30
Insurance and Reimbursement Agreement, dated as of July 27, 1999, between MBIA Insurance Corporation and the Issuer (incorporated by reference to Exhibit 4.29 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.31
Financial Guarantee Insurance Policy, MBIA Insurance Corporation, dated as of February 10, 2000 (incorporated by reference to exhibit 4.9 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.32
Insurance and Reimbursement Agreement, dated as of February 10, 2000, between MBIA Insurance Corporation and the Issuer (incorporated by reference to exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.33
Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.34
Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit No.	Description
Exhibit 2.35
Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.36
Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.37
Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 10.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 12.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2002, as first filed with the SEC (Commission file No. 1-99) on June 27, 2003 (incorporated herein by reference)
Exhibit 12.2
U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

QuickLinks

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 20-F
TABLE OF CONTENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
CERTAIN DEFINED TERMS AND CONVENTIONS
FACTORS AFFECTING FORWARD LOOKING STATEMENTS
CURRENCY OF PRESENTATION
SELECTED FINANCIAL DATA
RISK FACTORS
  Item 4. Information on the Company.
DESCRIPTION OF BUSINESS
Exports by Country of Destination of Shipment
Composition and Geographic Distribution of Crude Oil Export Sales
Accounts Receivable Purchased by Pemex Finance by Customer Affiliation for Designated Customers (Maya crude oil only) (as of December 31, 2002)
P.M.I. Comercio Internacional, S.A. de C.V. Historic Aging Schedule(1) (by quarter)
DESCRIPTION OF PRINCIPAL AGREEMENTS
DESCRIPTION OF THE INDENTURE
DESCRIPTION OF THE INSURANCE DOCUMENTS
GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER THE CAPTIONS "DESCRIPTION OF PRINCIPAL AGREEMENTS", "DESCRIPTION OF THE INDENTURE", AND "DESCRIPTION OF THE INSURANCE DOCUMENTS"
  Item 5. Operating and Financial Review and Prospects.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MEMORANDUM AND ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
TAXATION
DOCUMENTS ON DISPLAY
Calendar Year of Expected Maturity Date for Debt (in thousands of U.S. Dollars) December 31, 2001
PEMEX FINANCE LIMITED AUDITED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2001
PEMEX FINANCE LIMITED AUDITED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2001
INDEX
PEMEX FINANCE LIMITED BALANCE SHEETS (Notes 1 and 2) Thousands of U.S. dollars
PEMEX FINANCE LIMITED STATEMENTS OF INCOME (Notes 1 and 2) Thousands of U.S. dollars
PEMEX FINANCE LIMITED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Notes 1 and 2)
Thousands of U.S. dollars
PEMEX FINANCE LIMITED STATEMENTS OF CASH FLOWS (Notes 1 and 2) Thousands of U.S. dollars
PEMEX FINANCE LIMITED NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2001 Amounts in thousands of U.S. dollars
SIGNATURE
PRINCIPAL EXECUTIVE OFFICER CERTIFICATION
EXHIBIT INDEX