Form 20-F
PEMEX FINANCE LTD
filed 2004-06-30
CIK 1096057

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
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

$225,000,000 9.14% Notes due 2004
$350,000,000 8.02% Notes due 2007
$200,000,000 8.450% Notes due 2007
$300,000,000 6.550% Notes due 2008
$600,000,000 9.69% Notes due 2009
$400,000,000 6.30% Notes due 2010
$200,000,000 8.875% Notes due 2010
$800,000,000 9.03% Notes due 2011	$250,000,000 7.33% Notes due 2012
$150,000,000 7.80% Notes due 2013
$200,000,000 10.61% Notes due 2017
$250,000,000 9.15% Notes due 2018
$100,000,000 Floating Rate Notes, Series A, due 2014
$90,000,000 Floating Rate Notes, Series B, due 2014
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

Item 17 ☐    Item 18 ☒

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2002, as filed with the United States Securities and Exchange Commission (the "SEC") (Commission file No. 1-99) on June 27, 2003, is incorporated herein by reference, together with any amendments thereto. The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2003, to be filed with the SEC subsequent to the date of this annual report, is incorporated herein by reference, together with any amendments thereto, effective as of the date of their respective filings.

CERTAIN DEFINED TERMS AND CONVENTIONS

        Unless the context otherwise requires, the terms "Pemex Finance", "we", "us", "our" and the "issuer" refer to Pemex Finance Ltd.; the term "Mexico" refers to the United Mexican States; and the term the "Mexican Government" refers to the three branches (executive, legislative and judicial) of the federal government of Mexico. The term "subsidiary entities" refers to the subsidiary entities of Petróleos Mexicanos, which are Pemex-Exploración y Producción ("PEP"), Pemex-Refinación ("Pemex-Refining"), Pemex-Gas y Petroquímica Básica

i

("Pemex-Gas and Basic Petrochemicals") and Pemex-Petroquímica ("Pemex-Petrochemicals"). For convenience, when we wish to refer to Petróleos Mexicanos and its subsidiary entities together, we use the term "PEMEX".

FACTORS AFFECTING FORWARD LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This annual report of Pemex Finance on Form 20-F contains words, such as "believe", "plan", "expect" and "anticipate" and similar expressions that constitute forward-looking statements, which reflect Pemex Finance's views about future events and financial performance. Specifically, certain statements under the caption "Item 4. Information on the Company—Description of Business" relating to the operation and performance of Pemex Finance, P.M.I. Comercio Internacional, S.A. de C.V., which we call "PMI", and PEP and under the caption "Item 5. Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements.

        These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, changes in import controls or import duties, levies or taxes in international markets, and changes in prices or demand for crude oil in international markets as a result of competitive actions or economic factors. These forward-looking statements are also subject to the risks of performance by third parties in accordance with contractual terms and specifications. Although we believe that the expectations reflected by these forward-looking statements are reasonable based on information currently available to us, we cannot assure that such expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

        The annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2002, incorporated herein by reference, also contains forward looking statements. For a discussion of the factors affecting the forward looking statements contained therein, see the last paragraph on page 2 thereof.

CURRENCY OF PRESENTATION

        References in this annual report to "U.S. dollars", "U.S.$", "dollars" or "$" are to the lawful currency of the United States. References in this annual report to "pesos" or "Ps." are to the lawful currency of Mexico which, effective January 1, 1993, replaced Mexico's former currency (also called the "peso") at the rate of one peso to one thousand old pesos. During the transition period from January 1, 1993 through December 31, 1995, the new currency was officially referred to as the nuevo peso (the new peso) and since January 1, 1996, has been officially referred to as the peso. All amounts set forth in this annual report in Mexican currency are stated in pesos.

        This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the sake of convenience. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 11.2360 to U.S.$1.00, which is the exchange rate that the Ministry of Finance and Public Credit gave PEMEX on December 31, 2003. On June 25, 2004, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 11.315.

ii

Item 1.    Identity of Directors, Senior Management, and Advisers.

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

        Not applicable.

Item 3.    Key Information.

SELECTED FINANCIAL DATA

        The selected financial data set forth below as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 have been derived from our audited financial statements included in Item 18. Selected financial data as of December 31, 1999, 2000 and 2001 and for each of the two years ended December 31, 1999 and 2000 have been derived from our previously published audited financial statements not included in this document. The financial statements have been audited by PricewaterhouseCoopers, S.C., independent registered public accounting firm. Our financial statements are prepared in accordance with the international accounting standards promulgated by the International Accounting Standards Committee, otherwise referred to as "IAS". This summary financial data should be read together with, and are qualified in their entirety by reference to, the section entitled "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements".

	Year ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of U.S. dollars)
Income Statement Data
Revenues	$343,904	$527,535	$524,883	$492,891	$458,283
Financing costs	(286,845)	(483,179)	(458,550)	(466,173)	(440,379)
General and administrative expenses	(3,176)	(1,682)	(1,001)	(712)	$(832)

Net income	$53,883	$42,674	$65,332	$26,006	$17,072

	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$143,821	$256,693	$173,359	$253,001	$222,076
Current purchased accounts receivable	402,269	559,484	452,372	878,700	1,019,113
Rights to future (ungenerated) purchased accounts receivable	4,189,399	4,875,529	4,894,069	4,113,835	3,690,179
Total assets	4,738,920	5,694,373	5,521,694	5,246,662	4,931,817
Current liabilities	236,800	293,828	361,650	388,945	401,785
Long-term debt	4,444,000	5,299,750	4,993,917	4,665,584	4,320,827
Total liabilities	4,680,800	5,593,578	5,355,567	5,054,529	4,722,612
Capital stock	—	1	1	1	1
Total shareholders' equity	58,120	100,795	166,127	192,133	209,205
Total liabilities and shareholders' equity	$4,738,920	$5,694,373	$5,521,694	$5,246,662	$4,931,817

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

        Generally, our business consists of using the proceeds of the debt we issue to purchase accounts receivable which have been generated or will be generated in the future through the sale of crude oil to the 37 current designated customers of PMI. PMI purchases the crude oil that it sells to these designated customers from PEP, Petróleos Mexicanos' exploration and production affiliate. We make payments on our indebtedness, including the notes we have issued under a senior indenture dated as of December 1, 1998 (which we call the "Notes"), from the money that certain designated customers pay into a collection account on eligible accounts receivable for crude oil. We do not have a direct commercial relationship with these designated customers, and we do not produce, transport or sell crude oil. Accordingly, because we do not generate the eligible receivables ourselves, our ability to make payments on the Notes depends on the generation of eligible receivables by PMI, including both current eligible receivables and eligible receivables that will be generated in the future. We rely on Petróleos Mexicanos, operating through PMI and PEP, to sell enough crude oil to the designated customers over time to generate sufficient eligible receivables. We have no control over Petróleos Mexicanos, PEP or PMI.

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

        Except in limited circumstances, PMI and PMI Services have no obligation to refund any of our payments for eligible receivables. This includes payments we have made from the approximately U.S.$4.7 billion of proceeds from our existing indebtedness. Without recourse to PMI, PMI Services or any other entity, we alone bear the risk of a designated customer failing to honor its payment obligations with respect to any current and future eligible receivables purchased from PMI.

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

        Maya crude oil is particularly vulnerable to fluctuations in international crude oil prices. Because Maya crude oil is a heavy sour crude oil with a smaller, more concentrated market, it is more susceptible to drops in international crude oil demand. In addition, when prices of lighter crude oils decrease, Maya crude oil becomes less competitive because it costs more to refine it. Historically, the weighted average price of Maya crude oil exported by PEMEX has fluctuated from U.S.$25.33 per barrel in 1984 to U.S.$14.08 in 1999. The weighted average price per barrel of Maya crude oil exported by PEMEX during 2003 was U.S.$24.15.

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

        The Mexican Government taxes Petróleos Mexicanos and its subsidiary entities heavily. In 2003, approximately 64.6% of their sales revenues were used to pay taxes to the Mexican Government. The Mexican Government and PEMEX determine the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors. In addition, Petróleos Mexicanos is obligated to pay minimum guaranteed dividends to the Mexican Government.

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

        A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to PEMEX's operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases PEMEX's costs because it requires PEMEX to make significant capital expenditures, limits its ability to extract hydrocarbons resulting in lower revenues, and forces PEMEX to raise the price of its products relative to its competitors. At December 31, 2003, PEMEX estimated and accrued environmental liabilities totaled Ps. 1,926,440 million.

PEMEX publishes less financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission.

        PEMEX prepares its financial statements according to Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The most important of the material items generating a difference between operating results under U.S. and Mexican GAAP are the accounting methodologies for the treatment of exploration and drilling costs, pension premiums and post-retirement benefit obligations, financial instruments, capitalized interest, depreciation, impairment of fixed assets, profit in inventory and accounting for its investment in shares of Repsol YFP, S.A. In addition, PEMEX generally only prepares U.S. GAAP information on a yearly basis. As a result, there may be less or different publicly available information about PEMEX than there is about U.S. issuers.

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

        We are a special purpose financing vehicle formed as part of a program established to finance the capital expenditures of PEMEX. PEMEX is Mexico's state oil and gas company. It is the largest company in Mexico and one of the largest oil and gas companies in the world. During 2003, PEP, through PMI, Petróleos Mexicanos' marketing affiliate, exported an average of 1,844 tbpd of crude oil. Of this amount, 85.2%, or 1,366 tbpd, consisted of exports to designated customers of PMI of crude oil designated as "Maya" crude oil as described below in "—The Designated Customers and Eligible Receivables—Crude Oil".

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

Business

        Generally, our business consists of using the proceeds of the debt we issue to purchase accounts receivable which have been generated or will be generated in the future through the sale of crude oil to the 37 current designated customers of PMI. PMI purchases the crude oil that it sells to these designated customers from PEP, Petróleos Mexicanos' exploration and production affiliate. The sale of accounts receivable from PMI to us takes place in two steps. First, PMI sells the accounts receivable of designated customers to PMI Services, an affiliate of Petróleos Mexicanos organized under the laws of The Netherlands. Second, PMI Services, in turn, sells those receivables to us. We buy both receivables which have been generated by PMI and receivables which PMI will generate in the future.

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

        Under a contract called the servicing and collection agency agreement, the collections on accounts receivable we purchase are, absent special circumstances, transferred to us. We use these collections to service our debt, pay our operating expenses, maintain a liquidity facility with the fiscal agent and purchase additional accounts receivable. In this annual report, when we refer to the "fiscal agent", we mean JP Morgan Chase and any of its successors or any other fiscal agent which is appointed in accordance with the terms of the fiscal agency agreement.

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

        The following is a breakdown of total revenues by category of activity for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(in thousands of U.S. dollars)
Income from discounts on purchased accounts receivable	$517,234	$489,504	$455,994
Other income	7,649	3,387	2,289

Total revenues	$524,883	$492,891	$458,283

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

Summary of Principal Agreements and Flow of Funds

Transaction Structure Principal Agreements

PEMEX
PEP
Letter Agreement
7
1 Crude Oil Sale Agreement
PMI
Designated Customer Notices
4
Crude Oil Sales Contracts
6
Subordinated Loan
2 Receivables Purchase Agreement
Mexico
Offshore
PMI Services BV
Designated Customers
2 Receivables Purchase Agreement
Pemex Finance
100% Ownership
PEMEX Finance Trust
Investors (Fiscal Agent)
Fiscal Agency Agreement
3
5
Servicing and Collection Agency Agreement
Collection Agent
Servicer

Flow of Funds

PEMEX
PEP
Purchase of Crude Oil
Crude Oil
Crude Oil Exports
Capital Contribution in the form of Subordinated Debt
1
PMI
Receivables Generated
Mexico
Offshore
7
Purchase Price for Receivables
3
Receivables
PMI Services BV
Designated Customers
Purchase Price for Receivables
3
Receivables
4
Receivables Payments
Debt Service on Subordinated Debt
Pemex Finance
Investors (Fiscal Agent)
Proceeds of Notes
2
6
Collection Account
5
Proceeds of Receivables
Liquidity Facility
5
Retention Account
5

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

Crude Oil

        When we use the term "crude oil" in this annual report, we mean extracted oil that has not been refined, excluding condensates and natural gas liquids. (Condensates are liquid hydrocarbons, such as ethane, propane, butane and certain pentanes, obtained from natural gas and recovered in surface separating facilities. Condensates also include liquid hydrocarbons condensed in natural gas pipelines. Natural gas liquids include ethane, propane, butanes, pentanes and heavier paraffin hydrocarbons.) The term crude oil refers to heavy crude oil with an American Petroleum Institute ("API") gravity less than or equal to 25° and light crude oil with API gravity higher than 25°. API gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.

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

Selection of the Designated Customers

        As of December 31, 2003, the 37 designated customers included 34 United States and Canadian companies, two Aruban companies and one Mexican company, all of whom:

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

The Designated Customers

        The following table lists the designated customers as of the date of this annual report and indicates the number of years each has been purchasing Maya crude oil, originally from Petróleos Mexicanos and, since 1989, from PMI:

Designated Customer	Total Years of Relationship
Amoco Oil Company	28
BP Products North America, Inc.	*
Chevron U.S.A. Inc.	27
CITGO International Supply Co.(1)	26
CITGO Petroleum Corp.	5
Clark Refining and Marketing Inc.	14
Coastal Aruba Refining Company N.V.	7
Coastal Petroleum N.V.	29
Conoco Inc.	20
Conoco Phillips Company	*
Equiva Trading Company	5
Exxon Mobil Sales and Supply Corporation	3
Exxon Trading Company International	26
Farmland Industries, Inc.	7
Hunt Crude Oil Supply Company	27
Koch Petroleum Group LP	19
Koch Supply and Trading Company(2)	5
Koch Supply and Trading L.P.(2)	*
Lyondell-Citgo Refining L.P.	3
Marathon-Ashland Supply L.L.C.	21
Mobil Sales and Supply Corporation	29
Morgan Stanley Capital Group, Inc.	3
Pecten Trading Company	28
Petro-Canada	9
P.M.I. Norteamérica S.A. de C.V.	11
Port Arthur Coker Company	3
The Premcor Refining Group, Inc.	3
Shell Canada Products Ltd.	5
Shell Trading USA Company	1
Texaco International Trader, Inc.	17
Tosco Refining Company	13
Trigeant EP, Inc.	*
Trigeant Ltd.	2
Ultramar, Inc.	7
Valero Marketing and Supply Co.	10
Valero Refining Company-California	3
Vitol, S.A., Inc.	7

*
Denotes designated customers who have been purchasing Maya crude oil from PMI for less than one year.

(1)
CITGO International Supply Co. has assigned its crude oil supply contract to CITGO Petroleum Corp.

(2)
Koch Supply and Trading Company and Koch Supply and Trading L.P. have assigned their crude oil supply contracts to Koch Petroleum Group L.P.

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

        The composition of the pool of eligible receivables of designated customers we own may vary over time, reflecting fluctuations in the level of demand by each of the designated customers. Some of the designated customers have, in the past, accounted for 10% or more of PMI's exports of Maya crude oil to the United States, Canada and Aruba during certain periods. They may also account for 10% or more of PMI's receivables during periods in the future. For example, during 2003, Chevron U.S.A. Inc., Exxon Mobil Sales and Supply Corporation and Port Arthur Coker Company each accounted for 10% or more of the total volumes of Maya crude oil sold to the designated customers during that period. These designated customers or their affiliates are companies which are required to file periodic reports with the Commission under the Exchange Act. These reports are publicly available, and we refer to them for information about these designated customers.

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

PEMEX's Customers and Receivables

        Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and not on sales revenue. All 2003 export figures are based on preliminary figures which may be adjusted when the export sales are finalized.

Overview

        Since its incorporation in 1989, PMI has marketed approximately 99% of PEMEX's crude oil exports. As of May 31, 2004, Petróleos Mexicanos owns 98.3% of PMI's stock while 1.7% is owned by Banco Nacional de Comercio Exterior, S.N.C., which is in turn 99% owned, directly or indirectly, by the Mexican Government. The Ministry of Energy also owns 0.0002% of PMI's stock. In the receivables purchase agreement, PEP has agreed to continue to export through PMI at least 90% of its total exports of crude oil.

        Here, and throughout this annual report, the term "export" should be understood to mean any sale or shipment of crude oil from Mexico to a point outside Mexico, excluding any shipment (1) for the purposes of storage by or on behalf of Petróleos Mexicanos or its Affiliates or (2) for processing and return to Mexico.

        During 2003, PMI exported an average of 1,844 tbpd of crude oil, or 55% of PEP's crude oil total production; the remainder was used domestically. During 2002, PMI exported 53.6% of PEP's incremental crude oil production and during 2001 it exported 56.1% of PEP's incremental crude oil production. Of PMI's crude oil exports during 2003 by volume, approximately:

  •
  78.0% were to the United States,

  •
  7.8% were to Spain,

  •
  5.7% were to the Netherlands Antilles,

  •
  1.6% were to Canada,

  •
  0.6% were to Japan, and

  •
  6.4% were to others.

        Exports of Maya crude oil during 2003 were an average of 1,603 tbpd and accounted for 87% of PMI's total exports of crude oil. During 2003, PMI exported an average of 1,366 tbpd of Maya crude oil to its designated customers of which:

  •
  1,239.90 tbpd were exported to the United States designated customers,

  •
  21.12 tbpd were exported to the Canadian designated customers, and

  •
  104.95 tbpd were exported to the Aruban designated customers.

        There were 37 designated customers as of December 31, 2003.

        PMI's exports of Maya crude oil to the designated customers during 2003 accounted for 100% of PMI's total Maya crude oil exports to customers in the United States, Canada, and Aruba and 85.2% of PMI's total Maya crude oil exports worldwide. Maya crude oil exports to non-designated customers outside the U.S., Canada and Aruba (excluding PMI NASA) accounted for 14.5% of PMI's total exports of crude oil. Of total Maya crude oil exports not sold to United States, Canadian or Aruban customers (which include PMI NASA), an average of 173.4 tbpd were sold to Europe, 56.6 tbpd to the Far East, 6.2 tbpd to Central America and South America and 1.2 tbpd to Africa.

        During 2003, PMI exported to PMI NASA, Petróleos Mexicanos' Mexican affiliate, approximately 1.0% of its total Maya crude oil exports under a long-term contract.

        On sales made from January 1, 1993 through May 31, 2004 PMI did not record any losses for unpaid receivables relating to purchases of Maya crude oil by the designated customers. Historically, approximately 99% of PMI's customers have paid by the payment due date in accordance with the credit terms established in their sales contract.

        PMI makes a significant percentage of its Maya crude oil sales to designated customers under evergreen contracts, which typically allow the parties to terminate the agreement with three months notice, as well as long-term contracts. PMI exports most of the remaining quantity to the same customers pursuant to separate supply contracts. In 2003, PMI sold approximately 92.3% of its total Maya crude oil exports under evergreen and long-term contracts for specified volumes to third parties. In 2002, PMI sold approximately 99.9% of its total Maya crude oil exports under evergreen contracts for specified volumes to third parties.

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

Crude Oil Exports

        The source for some of the information in this section and throughout this annual report relating to the Mexican oil industry is PEMEX's "2003 Statistical Yearbook". The 2003 Statistical Yearbook is designed to serve as a convenient reference to researchers of the Mexican petroleum industry. It includes selected data from the four subsidiary entities as well as information on PMI.

        The following graph summarizes the exports of crude oil by PMI and, prior to PMI's incorporation in 1989, Petróleos Mexicanos:

        Sources:    PEMEX's 2003 Statistical Yearbook.

        The following tables set forth the composition and weighted average prices of PMI's exports of crude oil for the periods indicated:

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by volume)
Olmeca (API gravity of 38°-39°)	434	28%	398	25%	317	18%	245	14%	216	12%
Isthmus (API gravity of 32°-33°)	190	12	110	7	87	5	46	3	25	1
Maya (API gravity of 21°-22°)	920	59	1,086	68	1,331	76	1,395	82	1,590	86
Altamira (API gravity 15.0°-16.5°)	9	1	11	1	20	1	17	1	14	1

Total	1,554	100%	1,604	100%	1,755	100%	1,702	100%	1,844	100%

Note:
Numbers may not total due to rounding.
tbpd = thousand barrels

Source:
PMI.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(U.S. dollars per barrel)
Crude Oil Prices
Weighted average realized price	$15.55	$24.78	$18.57	$21.37	$24.80
Olmeca	17.85	29.00	23.96	24.87	29.32
Isthmus	17.45	27.87	22.27	23.48	28.08
Maya	14.08	22.98	17.13	20.71	24.15
Altamira	12.94	19.67	12.75	19.41	22.81

Source:
PMI.

        Crude oils can also be classified by their amount of sulfur content by weight. "Sour" crudes contain 3.4% or greater sulfur content by weight and "sweet" crudes contain less than 1.0% sulfur content by weight. Substantially all of PMI's exports are classified as sour crude.

Geographic Distribution of Exports

        In 2003, 96.6% of PMI's exports were to countries in the Western Hemisphere. The balance was exported to other countries. As of December 31, 2003, PMI had 37 customers in 14 countries. Among these countries, customers in the United States, Spain, Netherlands Antilles and Japan have consistently been PEMEX's largest customers. During 2003, crude oil exports were distributed as follows:

Exports by Country of Destination of Shipment

Country	Percentage of Exports
United States of America	78.0%
Spain	7.8
Netherlands Antilles	5.7
Canada	1.6
Japan	0.6
Others	6.4

Total	100.0%

Source:
PMI.

        The following table sets forth the geographic distribution of PMI's exports of crude oil from January 1, 1999 until December 31, 2003. The table also presents the distribution of exports among PEMEX's crude oil types for those years:

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	1999		2000		2001		2002		2003
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,196	77%	1,230	77%	1,349	77%	1,357	80%	1,467	80%
Europe	177	11	185	12	184	10	218	13	176	10
Central and South America	134	9	149	9	179	10	117	7	137	7
Far East	42	3	40	2	37	2	10	1	63	3
Africa	5	0	—	—	6	1	—	—	1	0

Total	1,554	100%	1,604	100%	1,755	100%	1,702	100%	1,844	100%

Olmeca (API gravity of 38°-39°)
United States and Canada	432	28%	378	24%	292	17%	225	13%	195	11%
Others	2	—	19	1	25	1	20	1	21	1

Total	434	28%	398	25%	317	18%	245	14%	216	12%

Isthmus (API gravity of 32°-33°)
United States and Canada	109	7%	68	4%	56	3%	29	2%	11	1%
Others	81	5	41	3	31	2	17	1	14	1

Total	190	12%	110	7%	87	5%	46	3%	25	1%

Maya (API gravity of 21°-22°)
United States and Canada	646	42%	773	48%	981	56%	1,087	64%	1,247	68%
Others	274	18	313	20	350	20	308	18	342	19

Total	920	59%	1,086	68%	1,331	76%	1,395	82%	1,590	86%

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	9	1%	11	1%	20	1%	17	1%	14	1%
Others	—	—	—	—	—	—	—	—	—	—

Total	9	1%	11	1%	20	1%	17	1%	14	1%

Notes:
Numbers may not total due to rounding.
tbpd = thousand barrels per day.

Sources:
1999, 2000, 2001, 2002 and 2003 figures: PMI operating statistics, which are based on information in bills of lading.

  Sales to Designated Customers

        The following table sets forth information on PMI's exports to the designated customers:

	2001	2002	2003
Exports of all types of crude oil to designated customers as a percentage of total exports	84.2%	85.3%	85.5%
Exports of Maya Crude Oil to designated customers as a percentage of total exports of Maya Crude Oil	64.1	70.3	85.2

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

        The following table sets out the volumes of Maya crude oil sold to the designated customers, broken down between PEMEX affiliates and third parties, in the period from 1999 through 2003.

	1999		2000		2001		2002		2003
	tbpd	%	tbpd	%	tbpd	%	tbpd	%	tbpd	%
PMI NASA	10	1.4%	—	—	48	4.3%	5	0.5%	16	1.2%
Non-Affiliates	748	98.6	891	100.0	1,076	95.7	1,191	99.5	1,350	98.8

Total	759	100.0%	891	100.0%	1,125	100.0%	1,197	100.0%	1,366	100.0%

Note:
Numbers may not total due to rounding.

Source:
PMI.

        The following table provides a breakdown of the sales of crude oil by type during 2003 to PMI's customers, identifying sales to affiliates and third parties.

Total Crude Oil Exported by Type as of December 31, 2003
Type of Crude Oil Exported

	Isthmus		Olmeca		Maya		Altamira		Total
	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)
PMI NASA	—	$—	2.2	$24.9	16	$166	—	$—	19	$191
Third parties	25	255	213.0	2,282.8	1,573	13,848	14	114	1,825	16,500

Total	25	$255	216.0	$2,308.0	1,590	$14,014	14	$114	1,844	$16,692

Note:
Numbers may not total due to rounding.

Source:
PMI.

        The following table sets forth the accounts receivable generated and outstanding as of December 31, 2003, corresponding to export sales of Maya crude oil to the designated customers, broken down by affiliates and third parties:

Accounts Receivable Purchased by Pemex Finance by Customer Affiliation for Designated Customers
(Maya crude oil only)
(as of December 31, 2003)

Type of Customer	Accounts Receivable (millions of U.S. dollars)
PMI NASA	—
Third parties	$1,019

Total	$1,019

PMI's Delinquency and Loss Experience

        PMI did not incur any losses for unpaid receivables on its sales made from January 1, 1993 through December 31, 2003. As of December 31, 2003, PMI was not required to record on its books provisions for losses on accounts receivable corresponding to export sales of crude oil. However, PMI's loss and delinquency experience for receivables, including purchased receivables sold to us under the receivables purchase agreement, in the future may be different than PMI's historical experience.

        As of December 31 for each year from 1996 to 2000, PMI had no past due receivables, compared to past due receivables of U.S.$19.9 million as of December 31, 1995. As of December 31, 2003 and 2002, PMI had no past due receivables, compared to past due receivables of U.S.$13.57 million as of December 31, 2001, which was paid in full on January 2, 2002. The following table sets forth the maximum number of days of past due accounts during the years indicated.

Year	Maximum Number of Days of Past Due Accounts
1996	4
1997	7
1998	5
1999	3
2000	4
2001	4
2002	7
2003	6

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

        The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil for each quarter during the period from January 1, 1999 through December 31, 2003.

P.M.I. Comercio Internacional, S.A. de C.V.
Historic Aging Schedule(1)
(by quarter)

		Past due at end of period indicated
	Sales during quarter
		01-30	31-60		61-90	91-120	>120
		(millions of U.S. dollars)
1999
March 31	$1,193.04	$1,193.04	—		—	—	—
June 30	1,785.64	1,785.64	—		—	—	—
September 30	2,295.10	2,295.10	—		—	—	—
December 31	2,936.03	2,936.03	—		—	—	—
2000
March 31	3,140.93	3,140.93	—		—	—	—
June 30	3,470.06	3,470.06	—		—	—	—
September 30	3,902.54	3,902.54	—		—	—	—
December 31	3,965.39	3,965.39	—		—	—	—
2001
March 31	3,171.53	3,171.53	—		—	—	—
June 30	3,046.38	3,046.38	—		—	—	—
September 30	3,197.13	3,197.13	—		—	—	—
December 31	2,760.06	2,746.49	$13.57	(2)	—	—	—
2002
March 31	2,312.68	2,312.68	—		—	—	—
June 30	3,293.27	3,293.27	—		—	—	—
September 30	3,480.18	3,480.18	—		—	—	—
December 31	3,726.32	3,726.32	—		—	—	—
2003
March 31	4,527.50	4,527.50	—		—	—	—
June 30	3,453.20	3,453.20	—		—	—	—
September 30	4,308.23	4,308.23	—		—	—	—
December 31	4,073.31	4,073.31	—		—	—	—

(1)
All designated customers have 30 days from the bill of lading to pay each invoice.

(2)
Paid in full on January 2, 2002.

Source:
PMI.

  Credit and Collection Policies

  Credit Approval Process

        All of PMI's customers pay in one of three manners:

  •
  from an open account,

  •
  through a letter of credit, or

  •
  with advance payments.

        During 2003, 14.9% of PMI's export sales of crude oil were backed by letters of credit. The remainder was paid from open accounts. The manner in which each customer pays for the crude oil it purchases reflects PMI's assessment of the credit risk that customer presents. PMI's financial area carries out the evaluation and monitoring of the creditworthiness of each customer, and the assessment of the manner in which it should pay. Under the agreements governing Pemex Finance's operations and purchase of receivables, PMI agreed to apply its credit and collection policies to all of the designated customers, including the affiliated designated customer. The financial area receives information from different sources, including audited financial records, commercial and banking references and external credit reports prepared by credit and rating agencies. This assessment, which involves financial analysis, focuses primarily on the customer's capacity to generate cash flow and its prior credit history. The financial area compares the client's financial structure, liquidity, cash flow and profitability ratios with the industry and regional market in which the company operates. PMI also considers country and sovereign risk in the analysis. Based on this information, PMI's financial area issues an opinion to the credit committee on the creditworthiness of the future customer.

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

        In 2003, all of PMI's crude oil export sales to customers qualifying as designated customers were made pursuant to PMI's general terms and conditions to customers with which it maintains long-standing commercial relationships. In 2003, all of the invoices for crude oil export sales were paid within the established credit terms. PMI has a policy of not selling crude oil on the spot market. PMI has a policy under which it only sells its crude oil to customers that own or operate refineries.

        Sales to Affiliates. PMI NASA is PMI's only current customer which both qualifies as a designated customer and is an Affiliate of Petróleos Mexicanos. It has entered into a long-term supply contract with PMI which requires the supply of minimum quantities of crude oil and other feed stocks under an evergreen contract, which has a three month phase-out clause. PMI exported 19 tbpd crude oil to PMI NASA during 2003.

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

        Copies of these agreements are also available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at JP Morgan Chase, Capital Markets Fiduciary Services, 450 West 33rd Street, 15th Floor, New York, New York 10001.

        See the section entitled "Glossary of Certain Defined Terms Used Primarily Under the Captions "Description of the Principal Agreements,' "Description of the Indenture,' and "Description of the Insurance Documents"' for definitions of capitalized terms that appear in this annual report.

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

        With limited exceptions, we shall not:

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

Events of Default

        Under the terms of the fiscal agency agreement, each of the following constitutes an "event of default":

  (a)
  our failure to comply with our obligations (1) to maintain and fund the retention account as described below under "—Funding and Administration of Retention Account", which failure shall continue for seven business days, or (2) to maintain and fund the liquidity facility as described below under "Liquidity Facility", which failure shall continue for 30 business days;

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

  (g)
  if we fail to have, at any time and for a period of five business days,

  (1)
  a valid unencumbered ownership interest in purchased receivables sold under the receivables purchase agreement, valued at the purchase price paid for that receivable, whether existing as of such date or to be generated thereafter; and

  (2)
  a valid unencumbered ownership interest in cash, cash equivalents and permitted investments in excess of an amount equal to the sum of the next payment of scheduled debt service for all debt agreements under which Indebtedness is outstanding at such date;

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

(l)	(A)	the Mexican Government, Petróleos Mexicanos or any of its Affiliates takes action, which is not withdrawn, rescinded or reversed within 10 days, that prevents Petróleos Mexicanos, PMI Services, PMI or PEP (or any entity that has assumed the obligations of Petróleos Mexicanos, PMI Services, PMI or PEP under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, each designated customer notice and the crude oil sale agreement governing PEP's sale of crude oil to PMI) from:
(1) carrying on all or substantially all of its business and operations relating to the generation and sale of receivables, or
(2) complying with its obligations with respect to the sale of crude oil under the crude oil sale agreement governing PEP's sale of crude oil to PMI;
	(B)	or either Petróleos Mexicanos or PEP:
• ceases to be a decentralized public entity of the Mexican Government or otherwise controlled by the Mexican Government;
•
is dissolved, disestablished, or suspends its operations, and that dissolution, disestablishment or suspension of operations is material in relation to the business of Petróleos Mexicanos or PEP taken as a whole; or
• ceases to be the entity which has the exclusive right and authority to conduct on behalf of Mexico the activities of exploration, exploitation, production and first-hand sale of crude oil;
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

Liquidity Facility

        Under the fiscal agency agreement, we have established and are required to maintain a liquidity facility at all times. The liquidity facility is made up of:

  •
  an account with the fiscal agent which is called the "liquidity account" and

  •
  acceptable letters of credit delivered to the fiscal agent as described under "Acceptable Letters of Credit" below.

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

        Our 5.72% notes due 2003, our 6.125% notes due 2003 and our 9.22% notes due 2004 have matured and been paid in full.

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

DESCRIPTION OF THE INSURANCE DOCUMENTS

        Each of the two outstanding note insurance policies issued by MBIA and two insurance policies issued by Ambac set forth the insurer's responsibilities to make specified payments in respect of the insured Notes in the event that we fail to make our payment obligations to holders of the insured Notes. In addition, in connection with each series of insured Notes we and MBIA or Ambac, as applicable, entered into an insurance and reimbursement agreement. We refer to these agreements as the "insurance agreements". In each of these agreements, we agreed to reimburse, with interest, the relevant insurer for amounts it paid for claims made under its note insurance policy. Each also sets forth the insurer's rights with respect to the relevant series of insured Notes. We refer to the note insurance policies and insurance agreements together as the "insurance documents".

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

Copies of these agreements are also available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at JP Morgan Chase, Capital Markets Fiduciary Services, 450 West 33rd Street, 15th Floor, New York, New York 10001. See also the section entitled "Glossary of Certain Defined Terms Used Primarily Under the Captions "Description of the Principal Agreements,' "Description of the Indenture,' and "Description of the Insurance Documents"' where we define the capitalized terms that appear in this annual report.

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

See "Item 4. Information on the Company—Description of Business—PEMEX's Customers and Receivables".

        The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. Historically, the monthly weighted average price of the crude oil that PEMEX exports has fluctuated from a ten-year low of U.S.$7.67 per barrel in December 1998 to a high of U.S.$27.73 per barrel in September 2000. On June 25, 2004, the weighted average spot price of PEMEX crude oil was U.S.$29.20 per barrel.

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

  Taxation of Pemex Finance

        The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The only government charge payable by us in the Cayman Islands is an annual registration fee of U.S.$573.17 calculated on the basis of the nominal amount of our authorized share capital. A stamp duty will be payable on certain documents that are executed in or brought to the Cayman Islands.

  Basis of Presentation

        The U.S. dollar is our functional currency and most of our transactions are denominated in U.S. dollars.

        The following discussion refers to amounts stated on the basis of IAS and should be read in conjunction with the audited financial statements included elsewhere in this annual report. Although there are a number of differences between IAS and U.S. GAAP, for the period from November 18, 1998 (the date of inception) through December 31, 1998 and the years ended December 31, 1999, 2000, 2001, 2002 and 2003, application of U.S. GAAP would not have produced differences with respect to our shareholders' equity and net income.

        The following table summarizes our firm commitments on December 31, 2003 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods. We have no other commercial commitments.

	Principal Payments Due by Period
	Total due	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of U.S. dollars)
Long-term Debt
1998 notes
8.02% notes due 2007	$350	$58	$233	$59	—
6.30% notes due 2010	400	—	—	200	$200
9.15% notes due 2018	250	—	—	—	250
February 1999 notes
8.45% notes due 2007	108	33	67	8	—
6.55% notes due 2008	300	71	141	88	—
8.875% notes due 2010	200	—	—	94	106
February 1999 floating rate notes
Series A floating rate notes	100	—	—	—	100
July 1999 notes
9.14% notes due 2004	68	68	—	—	—
9.69% notes due 2009	600	30	240	240	90
7.33% notes due 2012	250	—	—	31	219
10.61% notes due 2017	200	—	—	—	200
July 1999 additional issuances
9.22% notes due 2004	50	50	—	—	—
Series B floating rate notes	90	—	—	—	90
Series C floating rate notes	35	35	—	—	—
February 2000 notes
9.03% notes due 2011	800	—	120	320	360
7.80% notes due 2013	150	—	—	—	150
Subordinated Debt Obligations
December 1998	250	—	—	—	250
February 1999	125	—	—	—	125
July 1999	204	—	—	—	204
February 2000	136	—	—	—	136

Total	$4,666	$345	$801	$1,040	$2,480

        As of December 31, 2003, the fair value of our financial instruments is as follows:

Source of Fair Value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
Prices actively quoted	$120	$502	$708	$1,979	$3,309
Prices based on models and other valuation methods	35	—	320	2,371	2,726

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

        The following table sets forth the amount of revenues earned during the years ended December 31, 2001, 2002 and 2003 which are attributable to each source of revenues.

	Year ended December 31,
	2001	2002		2003
	(in thousands of U.S. dollars)
Income from discounts on future (ungenerated) purchased eligible receivables	$27,206	—	(1)	—	(1)
Income from discounts on current purchased eligible receivables	490,028	$489,504		$455,994
Other income	7,649	3,387		2,289

Total revenues	$524,883	$492,891		$458,283

(1)
In accordance with Note 2(b) of our audited financial statements included in Item 18 herein, the income from discounts on future (ungenerated) purchased eligible receivables is included as part of the income from discounts on current purchased eligible receivables.

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

        During the period from January 1, 2003 to December 31, 2003 the discount rate applied to the purchase of eligible receivables increased from 9.05408% to 9.11165%. During the period from January 1, 2002 to December 31, 2002 the discount rate applied to the purchase of eligible receivables increased from 9.01741% to 9.05408% and during the period from January 1, 2001 to December 31, 2001 the discount rate applied to the purchase of eligible receivables decreased from 9.16436% to 9.01741%. In each case the change in the discount rate was as a result of the impact on the calculation of the discount rate of the varying interest rates on our floating rate notes.

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

        Revenues decreased by 6.8% in 2003 over 2002. The decrease in income from discounts on current purchased eligible receivables was largely due to the fact there was an increase in the volume of crude oil exported and an increase in the Mexican crude oil basket price in 2003 compared to 2002, resulting in a shorter calculation period for current discount calculations compared to 2002. This is reflected in the 15.50% decrease in income from discounts on current purchased eligible receivables in 2003 compared to 2002.

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

        The 32.8% decrease in other income in 2003 over 2002 and the 55.7% decrease in other income in 2002 over 2001 were primarily due to a decrease in our interest income from the investment of funds in the liquidity account. Such decrease in interest income in turn was largely due to a general decrease in interest rates in the

United States, which was reflected in the interest rates of the securities in which we are allowed to invest liquidity account funds.

  Financing Costs

        Financing costs consist of interest accrued on our outstanding debt as well as the premiums payable to MBIA and Ambac with respect to the insured series of Notes and amortization of debt issuance costs. Financing costs decreased from U.S.$466.2 million in 2002 to U.S.$440.3 million in 2003, a decrease of 5.5%. The decrease was primarily due to a decrease in the floating interest rate applicable to some series of our debt, as well as the maturity of two series of our notes in 2003, which reduced the amount of debt which we service. Financing costs increased from U.S.$458.6 million in 2001 to U.S.$466.2 million in 2002, an increase of 1.66%. The increase was primarily due to an increase in the cost of servicing our subordinated debt, as, effective January 1, 2002, the interest rate on such debt increased from a rate equal to the London Interbank Offered Rate (LIBOR) plus 300 or 350 points, depending on the issuance, to a rate equal to the discount rate plus 300 basis points. The impact was partially offset by a decrease in the interest expense on our senior debt in 2002 from 2001, as the amount of principal of such debt decreased.

        The following table sets forth the interest expense incurred in 2003, 2002 and 2001 with respect to each issuance:

	Interest expense during
	2001	2002	2003
	(in thousands of U.S. dollars)
1998 notes	$94,020	$86,579	$79,720
February 1999 notes	65,758	58,533	50,413
February 1999 floating rate notes	7,686	5,096	4,570
July 1999 notes	118,250	115,608	107,968
July 1999 additional issuances	14,341	11,222	10,448
February 2000 notes	83,940	83,940	83,940
Subordinated debt	53,341	86,058	86,338

Total	$437,335	$447,036	$423,397

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

        General and administrative expenses increased to U.S.$0.83 million in 2003 from U.S.$0.71 million in 2002. The 16.8% increase was largely due to increases in legal and administrative expenses. General and administrative expenses decreased by 28.9% in 2002, to U.S.$0.71 million in 2002 from U.S.$1.00 million in 2001, largely due to the fact we did not issue any debt in 2002 and that various legal and administrative expenses were paid in 2001.

        Eligible receivables we purchase under the receivables purchase agreement are serviced, managed, administered and collected by PMI acting as servicer under the servicing and collection agency agreement. Fees paid to the servicer amounted to U.S.$0.39 million in 2003, U.S.$0.38 million in 2002 and U.S.$0.36 million in 2001.

  Taxes

        We had no tax expense during 2003, 2002 or 2001.

  Net Income

        Net income decreased from U.S.$26.01 million in 2002 to U.S.$17.07 million in 2003, a decrease of 34.34%. Net income decreased from U.S. $65.33 million in 2001 to U.S. $26.01 million in 2002, a decrease of 60.19%.

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

        We had U.S.$4.7 billion in borrowings as of December 31, 2003. For information on the maturity profile of our borrowings, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

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

        During 2003, we used U.S.$11.3 billion to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the period.

        During 2002, we used U.S.$7.7 billion to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the period.

        During 2001, we used U.S.$ 6.4 billion to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the period.

        The following table sets forth the collections received on current purchased receivables and future eligible receivables that were generated and became current eligible receivables during 2001, 2002 and 2003 as well as the purchased receivables to be generated as of December 31, 2001, 2002 and 2003:

	2001	2002	2003
	(in millions of U.S. dollars)
Collections on current purchased receivables	$7,047.7	$8,629.5	$12,023.5
Receivables that were generated and became current eligible receivables	452.4	878.7	1,019.1
Receivables to be generated in the future	4,724.8	4,030.8	3,636.7

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

Off-balance Sheet Arrangements

        We have no off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

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

        Regina Forman was appointed Director of Pemex Finance in May, 2003. She serves as a director of various Cayman Islands corporations and is currently the Manager of Corporate Services of BNP Paribas Private Bank & Trust Cayman Limited. Prior to joining BNP, Ms. Forman held a senior position with the Investment Services Division of Deutsche Bank Cayman. Ms. Forman is a member of the Chartered Institute of Bankers (UK) and has a Diploma in Financial Services Management. Ms. Forman is also a Member of the Institute of Chartered Bankers (Canada).

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

        We consider PEMEX to be a related party, as we purchase all the current eligible receivables and rights to future (ungenerated) eligible receivables from PMI, which is an indirect wholly-owned subsidiary of PEMEX. During 2003 we purchased U.S.$11.2 million of such eligible receivables and during 2002 we purchased U.S.$7.7 million of such eligible receivables. At December 31, 2003 and 2002, we had subordinated debt outstanding from PEMEX of U.S.$714.8 million.

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

        We have only one class of shares. There are no limitations on the rights to own shares.

General Meetings

        A general meeting may be convened:

  •
  by the directors at any time;

  •
  by the sole shareholder by written request; or

  •
  by any two shareholders, should there be more than one shareholder, in the same manner as the directors convene general meetings.

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

  •
  sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law (2003 Revision) of the Cayman Islands; and

  •
  cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

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

  Disposition of the Notes.

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

        The gain or loss on a disposition of a Note by a U.S. holder generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder holds the Note for more than one year prior to disposition. The net amount of long-term capital gain recognized by an individual holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%.

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

DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please

call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other filings we make electronically with the SEC. In addition, copies of the receivables purchase agreement, fiscal paying agency agreement, servicing and collection agency agreement and the letter agreement are available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at JP Morgan Chase, Capital Markets Fiduciary Services, 450 West 33rd Street, 15th Floor, New York, New York 10001.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

        The following discussion includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

        The following table summarizes the financial instruments we held at December 31, 2003 which are sensitive to changes in interest rates. We do not use any derivative instruments to manage this primary market exposure. In the normal course of business, we also face risks that are non-financial or non-quantifiable. Such risks include credit risk and are not represented in the following table. For more information on credit risk, see Note 2e to our financial statements in Item 18. Further, since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.

        The table below sets forth the amounts and related average interest rates by expected maturity dates of our long-term debt obligations as of December 31, 2003.

Calendar Year of Expected Maturity Date for Debt
(in thousands of U.S. Dollars)
December 31, 2003

Outstanding Debt	2004	2005	2006	2007	2008	Thereafter	Total Carrying Value	Fair Value
Fixed rate debt	$309,727	$340,560	$406,560	$523,893	$515,677	$1,575,417	$3,725,833	$4,383,834
Average interest rate	8.47%	8.48%	8.47%	8.50%	8.58%	9.38%	—	—
Variable rate debt floating rate notes	$35,000	—	—	—	—	$190,000	$225,000	$239,372
Subordinated debt to PEMEX	—	—	—	—	—	$714,750	$714,750	$1,411,624

Note:
Numbers may not total due to rounding.

Item 12.    Description of Securities Other than Equity Securities.

        Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15.    Controls and Procedures

        As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our president, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our president concluded that the disclosure controls and procedures as of December 31, 2003 are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert.

        We have no separate audit committee, and so our board of directors serves as our audit committee.

        Our board of directors has determined that Michael Austin qualifies as an "audit committee financial expert" within the meaning of this Item 16A.

Item 16B.    Code of Ethics.

        We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our president, who performs similar functions to a chief executive officer, chief financial officer, and chief accounting officer, as well as to the other members of our board of directors. Our code of ethics is filed as an exhibit to this Form 20-F. If we amend the provisions of our code of ethics that apply to our president, or if we grant any waiver of such provisions, we will disclose such amendment or waiver.

Item 16C.    Principal Accountant Fees and Services.

Audit and Non-Audit Fees

        The following table sets forth the fees billed to us by our independent auditors for purposes of U.S. GAAP, PricewaterhouseCoopers, S.C., Independent Registered Public Accounting Firm, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
Audit fees	$56,740	$58,000
Audit-related fees	—	—
Tax fees	—	—
Other fees	20,590	—

Total fees	$77,330	$58,000

        Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our balance sheets and related statements of income, of changes in shareholder's equity and of cash flows as of and for the years ended December 31, 2003, 2002 and 2001, in accordance with auditing standards generally accepted in the United States of America, which audit includes preparing an audit report.

        There were no Audit-related fees or Tax Fees billed by PricewaterhouseCoopers in 2003 and 2002.

        Other fees in the above table are fees billed by PricewaterhouseCoopers primarily related to carrying out agreed-upon procedures and preparing an agreed-upon procedures letter for the year ended December 31, 2002 pursuant to the Servicing and Collection Agency Agreement dated December 1, 1998, by and among us, PMI Services, PMI, PEMEX and Standard Chartered Bank (as successor to UBS AG, New York Branch).

Audit Committee Pre-Approval Policies and Procedures

        The board of directors delegated to the president of the board of directors the authority to grant pre-approvals for the following audit and non-audit services provided by independent public accountants:

  •
  annual audits of the balance sheets and related statements of income, of changes in shareholder's equity and of cash flows, in accordance with auditing standards generally accepted in the United States of America, which audit includes preparing an audit report; and

  •
  carrying out agreed-upon procedures and preparing an agreed-upon procedures letter for the relevant years pursuant to the Servicing and Collection Agency Agreement dated December 1, 1998, by and among us, PMI Services, PMI, PEMEX and Standard Chartered Bank (as successor to UBS AG, New York Branch), as such agreement may be amended; provided that these services will be performed each year by the independent public accountants of PMI Comercio for such year as appointed by the Secretaría de la Función Pública.

        The decisions of the president to pre-approve an activity pursuant to the pre-approval policies and procedures shall be presented to the full board of directors, acting in its capacity as audit committee, at each of its scheduled meetings.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        Not applicable.

Item 17.    Financial Statements.

        Pemex Finance has responded to Item 18 in lieu of this item.

Item 18.    Financial Statements.

        See pages F-1 through F-19, incorporated herein by reference.

Item 19.    Exhibits.

        The financial statements of Pemex Finance as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are attached hereto on pages F-1 through F-19 and are incorporated herein by reference.

  (a)
  The following financial statements, together with the reports of PricewaterhouseCoopers thereon, are filed as a part of this annual report:

(b) Exhibit No:	Description
Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.1
Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.2
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
Exhibit 2.3
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
Exhibit 2.12
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
Exhibit 2.17
Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.18
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
Exhibit 2.19
Financial Guarantee Policy, Ambac Assurance Corporation, dated as of December 14, 1998 (incorporated by reference to Exhibit 4.26 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.20
Insurance and Reimbursement Agreement, dated as of December 14, 1998, between Ambac Assurance Corporation and the Issuer (incorporated by reference to Exhibit 4.27 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.21
Financial Guarantee Policy, Ambac Assurance Corporation, dated as of February 25, 1999 (incorporated by reference to Exhibit 4.28 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.22
Insurance and Reimbursement Agreement, dated as of February 25, 1999, between Ambac Assurance Corporation and the Issuer (incorporated by reference to Exhibit 4.29 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.23
Financial Guarantee Policy, MBIA Insurance Corporation, dated as of July 27, 1999 (incorporated by reference to Exhibit 4.28 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.24
Insurance and Reimbursement Agreement, dated as of July 27, 1999, between MBIA Insurance Corporation and the Issuer (incorporated by reference to Exhibit 4.29 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.25
Financial Guarantee Insurance Policy, MBIA Insurance Corporation, dated as of February 10, 2000 (incorporated by reference to exhibit 4.9 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.26
Insurance and Reimbursement Agreement, dated as of February 10, 2000, between MBIA Insurance Corporation and the Issuer (incorporated by reference to exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.27
Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.28
Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.29
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
Exhibit 2.30
Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.31
Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 11.1	Pemex Finance Limited Code of Ethics
Exhibit 12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2002, as filed with the SEC (Commission file No. 1-99) on June 27, 2003 (incorporated herein by reference)
Exhibit 99.2
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

PEMEX FINANCE LTD.
/s/ RICARDO FERNÁNDEZ DELGADO Ricardo Fernández Delgado Director and President

Date: June 30, 2004

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.1
Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.2
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
Exhibit 2.3
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
Exhibit 2.12
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

Exhibit 2.17
Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.18
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
Exhibit 2.19
Financial Guarantee Policy, Ambac Assurance Corporation, dated as of December 14, 1998 (incorporated by reference to Exhibit 4.26 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.20
Insurance and Reimbursement Agreement, dated as of December 14, 1998, between Ambac Assurance Corporation and the Issuer (incorporated by reference to Exhibit 4.27 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.21
Financial Guarantee Policy, Ambac Assurance Corporation, dated as of February 25, 1999 (incorporated by reference to Exhibit 4.28 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.22
Insurance and Reimbursement Agreement, dated as of February 25, 1999, between Ambac Assurance Corporation and the Issuer (incorporated by reference to Exhibit 4.29 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.23
Financial Guarantee Policy, MBIA Insurance Corporation, dated as of July 27, 1999 (incorporated by reference to Exhibit 4.28 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.24
Insurance and Reimbursement Agreement, dated as of July 27, 1999, between MBIA Insurance Corporation and the Issuer (incorporated by reference to Exhibit 4.29 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.25
Financial Guarantee Insurance Policy, MBIA Insurance Corporation, dated as of February 10, 2000 (incorporated by reference to exhibit 4.9 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.26
Insurance and Reimbursement Agreement, dated as of February 10, 2000, between MBIA Insurance Corporation and the Issuer (incorporated by reference to exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.27
Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.28
Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.29
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
Exhibit 2.30
Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.31
Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 11.1	Pemex Finance Limited Code of Ethics
Exhibit 12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2002, as filed with the SEC (Commission file No. 1-99) on June 27, 2003 (incorporated herein by reference)
Exhibit 99.2
U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, March 5, 2004

To the Shareholder and Board of Directors of
Pemex Finance Limited

We have audited the accompanying balance sheets of Pemex Finance Limited (the "Company") as of December 31, 2003 and 2002, and the related statements of income, of changes in shareholder's equity and of cash flows for the years ended December 31, 2003, 2002 and 2001, all expressed in U.S. dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Accounting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pemex Finance Limited as of December 31, 2003 and 2002, the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with International Accounting Standards.

PricewaterhouseCoopers
/s/ FRANCISCO J. HERNÁNDEZ F. Francisco J. Hernández F.

PEMEX FINANCE LIMITED

BALANCE SHEETS
(Notes 1 and 2)

Thousands of U.S. dollars

	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents (Note 2)	$43,298	$75,756
Liquidity account (Note 3)	178,778	177,245
Current purchased accounts receivable (Note 4)	1,019,113	878,700
Other accounts receivable	15	5
Rights to future (ungenerated) purchased accounts receivable (Note 4)	3,690,179	4,113,835

Total current assets	4,931,383	5,245,541
Debt issuance costs—Net (Note 2)	434	1,121

Total assets	$4,931,817	$5,246,662

Liabilities
Current liabilities:
Current portion of long-term debt (Note 5)	$344,755	$328,333
Accrued interest payable (Notes 5 and 6)	51,085	54,514
Deferred income from discount (Note 2)	3,978	3,711
Accounts payable and accrued expenses	1,967	2,387

Total current liabilities	401,785	388,945

Long-term liabilities:
Long-term debt (Note 5)	3,606,077	3,950,834
Subordinated debt to PEMEX (Note 6)	714,750	714,750

Total long-term liabilities	4,320,827	4,665,584

Total liabilities	4,722,612	5,054,529

Shareholder's equity (Note 8)
Capital stock	1	1
Retained earnings	209,204	192,132

Total shareholder's equity	209,205	192,133

Total liabilities and shareholder's equity	$4,931,817	$5,246,662

The accompanying ten notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF INCOME
(Notes 1 and 2)

Thousands of U.S. dollars

	Year ended December 31,
	2003	2002	2001
Revenues:
Income from discount on purchased accounts receivable (Note 2)	$455,994	$489,504	$517,234
Other income	2,289	3,387	7,649

Total revenues	458,283	492,891	524,883
Financing costs (Notes 5 and 6)	(440,379)	(466,173)	(458,550)
General and administrative expenses (Note 10)	(832)	(712)	(1,001)

Net income	$17,072	$26,006	$65,332

The accompanying ten notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1 and 2)

Thousands of U.S. dollars

	Capital stock	Retained earnings	Total shareholder's equity
Balances as of January 1, 2001	$1	$100,794	$100,795
Net income		65,332	65,332

Balances as of December 31, 2001	1	166,126	166,127
Net income		26,006	26,006

Balances as of December 31, 2002	1	192,132	192,133
Net income		17,072	17,072

Balances as of December 31, 2003	$1	$209,204	$209,205

The accompanying ten notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CASH FLOWS
(Notes 1 and 2)

Thousands of U.S. dollars

	Year ended December 31,
	2003	2002	2001
Operating activities:
Net income	$17,072	$26,006	$65,332
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs	687	770	769
Change in assets and liabilities:
Current purchased accounts receivables	4,652	(7,583)	3,109
Other	(10)	(3)	4
Accounts payable and accrued expenses	(420)	(192)	(397)
Accrued interest payable (Notes 5 and 6)	(3,429)	3,152	(7,420)

Net cash provided by operating activities	18,552	22,150	61,397

Investing activities:
Liquidity account (Note 3)	(1,533)	(8,980)	(5,820)
Collections of accounts receivable, net of discounts collected	11,472,043	8,060,789	6,554,147
Purchases of accounts receivable and rights to future (ungenerated) accounts receivable	(11,193,187)	(7,697,464)	(6,468,878)

Net cash provided by investing activities	277,323	354,345	79,449

Financing activities:
Payments of long-term debt (Note 5)	(328,333)	(305,833)	(230,000)

Net cash used in financing activities	(328,333)	(305,833)	(230,000)

Cash and cash equivalents:
Net change of the year	(32,458)	70,662	(89,154)
At the beginning of the year	75,756	5,094	94,248

At the end of the year	$43,298	$75,756	$5,094

Supplemental cash flow information:
Interest paid	$426,827	$443,884	$444,755

The accompanying ten notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

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

The Company issued an aggregate amount of U.S. $5,000 million of notes during 2000, 1999 and 1998. The Company did not issue notes nor floating rate notes during 2003, 2002 and 2001. The net proceeds from these issuances were used to purchase current and future Eligible Receivables under the RPA.

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

iii.
The total amount of the discount on each Eligible Receivables (i.e., the total revenue generated by each purchased Eligible Receivables) is determined by discounting the invoice amount of such Eligible Receivables for the period from the day on which the purchased Eligible Receivables is due from the Designated Customer to the date on which the purchase price for such Eligible Receivables was paid to Services. Effective January 2, 1999, the discount rate excludes the costs incurred in connection with the issuance of debt. As of December 31, 2003, the discount rate for Eligible Receivables purchased was 9.11165% (9.05408% as of December 31, 2002). During 2003, the discount rate applied to purchase Eligible Receivables fluctuated between a range of 9.05408% and 9.11165% (between 9.01741% and 9.05663% during 2002).

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

e.
Significant risks—

The Company transacts with 37 designated customers in the United States, Canada and Aruba.

Credit risk with respect to trade receivables is concentrated due to the limited number of customers. Four customers represent 65% and 59% of accounts receivable at December 31, 2003 and 2002, respectively.

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

The Company is exposed to interest rate risk on long-term floating rate instruments. During 2003 and 2002, the proportion of floating rate debt was 5.7% and 5.3%, respectively, to total debt outstanding. This rise is mitigated since the income discount rate is based in the same floating rate.

Under the terms of the RPA, absent a failure by Comercio to comply with its covenants, the Company has no recourse against Comercio in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA becomes uncollectible. At December 31, 2003 and 2002, the Company was not required to establish or maintain any allowance for potentially uncollectible receivables.

At December 31, 2003 and 2002, the carrying amounts of cash and cash equivalents, liquidity account, purchased accounts receivable and accruals and accounts payable approximate their fair value due to the relative short maturity of such instruments. The estimated fair value of the long-term publicly traded debt is determined based on quoted market prices as disclosed in Note 5.

f.
Debt issuance costs—

Debt issuance costs are amortized over the outstanding borrowing period utilizing the effective interest method.

g.
Reconciliation to Accounting Principles Generally Accepted in the United States ("U.S. GAAP")—

The Company's financial statements are prepared in accordance with IAS. As of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, there are no material differences between U.S. GAAP and IAS affecting the financial statements.

h.
New accounting pronouncements—

The International Accounting Standards Board ("IASB") is in the process of an examination of current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. In December 2003, the IASB released revisions to the following standards: IAS 1, "Presentation of Financial Statements", IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", IAS 10, "Events after Balance Sheet Date", IAS 24, "Related Parties Disclosures", IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement". The revised standards should be applied for financial statements covering periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the financial statements.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is sufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46-R"). The revised provisions are applicable no later than the first reporting period ending after December 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendments of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the financial statements.

i.
Segment reporting—

The Company operates in one reportable segment of acquiring accounts receivable, therefore no segment disclosure is required.

j.
Related party transactions—

The Company considers PEMEX a related party since all of the Company's operations to purchase current and future accounts receivable are with Services, an indirect wholly-owned subsidiary of PEMEX. During the years ended December 31, 2003 and 2002, the Company purchased from Services accounts receivable and rights to future (ungenerated) accounts receivable totaling U.S. $11,193,187 and U.S. $7,697,464, respectively. Also, at December 31, 2003 and 2002, the Company has subordinated debt outstanding from PEMEX of U.S. $714,750 (see Note 6).

During the years ended December 31, 2003, 2002 and 2001, the Company paid to its directors U.S. $10, U.S. $nil and U.S. $20 in annual fees, respectively.

NOTE 3—LIQUIDITY ACCOUNT:

Under the Fiscal and Paying Agency Agreement ("Fiscal Agency Agreement") dated as of December 1, 1998 among the Company, The JP Morgan Chase Bank, as Fiscal Agent, and The Chase Manhattan Bank of Luxembourg, S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the Liquidity Account. Under the terms of the Company's long-term notes (excluding subordinated debt to PEMEX), the cash balance and permitted investment standing to credit such account at any date, shall be at least equal to an amount, determined at such date, equal to the sum of the next payment of debt service. At December 31, 2003 and 2002, the balance in the Liquidity Account represents cash and permitted investment standing to the credit of such account, including interest earned on such amounts, and such balance is not considered to be cash equivalent.

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

NOTE 5—LONG-TERM DEBT:

Long-term debt as of December 31, 2003 and 2002 is summarized in the following page.

	2003	2002
December 14, 1998 issuances:
5.72% Notes due 2003 (1)		$125,000
8.02% Notes due 2007	$350,000	350,000
6.30% Notes due 2010 (1)	400,000	400,000
9.15% Notes due 2018	250,000	250,000

Subtotal	1,000,000	1,125,000

February 25, 1999 issuances:
6.125% Notes due 2003 (1)		80,000
8.450% Notes due 2007	108,332	141,667
6.550% Notes due 2008 (1)	300,000	300,000
8.875% Notes due 2010	200,000	200,000
Floating Rate Notes due 2014	100,000	100,000

Subtotal	708,332	821,667

July 27, 1999 issuances:
9.69% Notes due 2009	600,000	600,000
7.33% Notes due 2012 (1)	250,000	250,000
10.61% Notes due 2017	200,000	200,000
9.14% Notes due 2004	67,500	157,500

Subtotal	1,117,500	1,207,500

July 27, 1999 additional issuances:
9.22% Notes due 2004	50,000	50,000
Floating Rate Notes due 2004	35,000	35,000
Floating Rate Notes due 2014	90,000	90,000

Subtotal	175,000	175,000

February 10, 2000 issuances:
9.03% Notes due 2011	800,000	800,000
7.80% Notes due 2013 (1)	150,000	150,000

Subtotal	950,000	950,000

Total debt	3,950,832	4,279,167
Less: Current portion	344,755	328,333

Total long-term debt	$3,606,077	$3,950,834

(1)
Insured under insurance and reimbursement agreements for as long as the principal amounts are outstanding. All other notes are unsecured.

Interest is payable quarterly for each of these series of notes.

The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the ratio of total liabilities to equity (as defined in the Fiscal and Paying Agency Agreement, "Equity" includes the subordinated debt to PEMEX) shall not be greater than 7 to 1 and that the Company will maintain a debt service coverage ratio of at least 3 to 1, which is calculated as the sum of: (1) the aggregate amount of quarterly payments made to the Company by obligors on the purchased receivables, (2) capital contributions, including the proceeds of the subordinated debt, in the form of cash or permitted investments, and (3) quarterly income from permitted investments, divided by the maximum aggregate amount of scheduled debt service. As of December 31, 2003 and 2002, the Company was in compliance with both covenants.

During the year ended December 31, 2003, the Company paid principal amounting to U.S. $328 million (U.S. $306 million during 2002).

The accrued interest payable as of December 31, 2003 and 2002 amounted to U.S. $40.7 million and U.S. $43.7 million, respectively.

The annual maturities of the long-term debt outstanding for the next five years are as follows:

Year ended

Current portion of long-term debt
2004	$344,755

Long-term debt
2005	340,588
2006	460,588
2007	523,922
2008	515,564
Thereafter	1,765,415

3,606,077

$3,950,832

The estimated fair value of the Company's long term debt is as follows:

	December 31, 2003		December 31, 2002
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt	$3,950,832	$4,623,206	$4,279,167	$4,985,881

Subordinated debt to PEMEX	$714,750	$1,411,624	$714,750	$1,406,406

NOTE 6—SUBORDINATED DEBT TO PEMEX:

In February 2000, the Company received subordinated loan from PEMEX amounting to U.S. $135.75 million. This subordinated loan is in addition to the U.S. $125 million, U.S. $204 million and U.S. $250 million subordinated loans received from PEMEX on February and July 1999 and December 1998, respectively.

The Company makes payments of interest on the subordinated debt on a quarterly basis; however, all its payments of principal and of interest on the subordinated debt are made subordinated and subject in right of payment to prior payment in full of all other indebtedness of the Company as it becomes due. Until December 31, 2001, the U.S. $135.75 million loan bore interest at LIBOR plus 250 basis points; the U.S. $250 million and U.S. $125 million loans bore interest at LIBOR plus 300 basis points; and finally, the U.S. $204 million loan bore interest at LIBOR plus 375 basis points. The loans have a stated maturity date of 2018, and in no event is the principal due until all principal and the respective interest on the U.S. $3,951 million notes are paid in full.

On January 1, 2002, the Company entered into a new subordinated debt agreement for U.S. $714,750 maturing on 2018, to consolidate the subordinated debt agreements mentioned above. Additionally, a new procedure for calculating interest payments was established based on a rate per annum equal to the Discount Rate (as defined in the Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, PMI Comercio Internacional, S.A. de C. V., PMI Services B. V. and Pemex Exploración y Producción) plus 300 basis points.

The interest incurred from the subordinated loan of PEMEX for the years ended December 31, 2003, 2002 and 2001, amounted to U.S. $86.3 million, U.S. $86.1 million and U.S. $53.3 million, respectively. The accrued interest payable as of December 31, 2003 and 2002 amounted to U.S. $10.3 million and U.S. $10.8 million, respectively. At December 31, 2003 and 2002, the interest rate on the subordinated debt was 9.11109% and 9.05663%, respectively, plus 300 basis points.

NOTE 7—INCOME TAXES:

The Company is exempt from taxes under the law of the Cayman Islands. No income tax was paid during the years December 31, 2003, 2002 and 2001.

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

Neither Mexico, PEMEX, Comercio nor any subsidiary of PEMEX guarantees payment of the purchased Eligible Receivables.

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

Under the Fiscal and Paying Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price of Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the invoice amount by the number of days elapsed between the purchase date and the day on which the purchased receivable is due and payable. The discount rate is equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivables to Services (as adjusted) plus the Specified Basis Points of 50 basis points. Pursuant to the RPA, the Company pays to Services a margin for services provided, recorded against income from discount on purchased accounts receivable. Total fees paid during the year ended December 31, 2003 amounted to U.S. $717.8 (U.S. $517.8 for the year ended December 31, 2002 and U.S. $422.9 for the year ended December 31, 2001) and accrued fees payable as of December 31, 2003 totaled U.S. $63.8 (U.S. $46.7 at December 31, 2002).

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

The Servicer shall take all commercial reasonable steps to collect and hold any collections in respect of purchased Receivables it may receive in trust, for the benefit of the Company (and, if applicable, Services and/or Comercio). Total fees paid to Comercio for such services for the year ended December 31, 2003 amounted U.S. $387.2 (U.S. $378.1 during the year ended December 31, 2002 and U.S. $358.8 during the year ended December 31, 2001) and the accrued fees payable amounted to U.S. $nil in 2003 and U.S. $31.5 in 2002. Such fees have been reflected within general and administrative expenses.

QuickLinks

TABLE OF CONTENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
CERTAIN DEFINED TERMS AND CONVENTIONS
FACTORS AFFECTING FORWARD LOOKING STATEMENTS
CURRENCY OF PRESENTATION
  Item 1. Identity of Directors, Senior Management, and Advisers.
  Item 2. Offer Statistics and Expected Timetable.
  Item 3. Key Information.
SELECTED FINANCIAL DATA
RISK FACTORS
  Item 4. Information on the Company.
DESCRIPTION OF BUSINESS
Exports by Country of Destination of Shipment
Composition and Geographic Distribution of Crude Oil Export Sales
Total Crude Oil Exported by Type as of December 31, 2003 Type of Crude Oil Exported
Accounts Receivable Purchased by Pemex Finance by Customer Affiliation for Designated Customers (Maya crude oil only) (as of December 31, 2003)
P.M.I. Comercio Internacional, S.A. de C.V. Historic Aging Schedule(1) (by quarter)
DESCRIPTION OF PRINCIPAL AGREEMENTS
DESCRIPTION OF THE INDENTURE
DESCRIPTION OF THE INSURANCE DOCUMENTS
GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER THE CAPTIONS "DESCRIPTION OF PRINCIPAL AGREEMENTS", "DESCRIPTION OF THE INDENTURE", AND "DESCRIPTION OF THE INSURANCE DOCUMENTS"
  Item 5. Operating and Financial Review and Prospects.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  Item 6. Directors, Senior Management and Employees.
  Item 7. Major Shareholders and Related Party Transactions.
  Item 8. Financial Information.
  Item 9. The Offer and Listing.
  Item 10. Additional Information.
MEMORANDUM AND ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
TAXATION
DOCUMENTS ON DISPLAY
  Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Calendar Year of Expected Maturity Date for Debt (in thousands of U.S. Dollars) December 31, 2003
  Item 12. Description of Securities Other than Equity Securities.
  Item 13. Defaults, Dividend Arrearages and Delinquencies.
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  Item 15. Controls and Procedures
  Item 16. [Reserved]
  Item 16B. Code of Ethics.
  Item 16C. Principal Accountant Fees and Services.
  Item 16D. Exemptions from the Listing Standards for Audit Committees.
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.
SIGNATURE
EXHIBIT INDEX
PEMEX FINANCE LIMITED AUDITED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
PEMEX FINANCE LIMITED AUDITED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
INDEX
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PEMEX FINANCE LIMITED BALANCE SHEETS (Notes 1 and 2) Thousands of U.S. dollars
PEMEX FINANCE LIMITED STATEMENTS OF INCOME (Notes 1 and 2) Thousands of U.S. dollars
PEMEX FINANCE LIMITED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Notes 1 and 2) Thousands of U.S. dollars
PEMEX FINANCE LIMITED STATEMENTS OF CASH FLOWS (Notes 1 and 2) Thousands of U.S. dollars
PEMEX FINANCE LIMITED NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002 Amounts in thousands of U.S. dollars