Form 20-F
period 2004-12-31
PEMEX FINANCE LTD
filed 2005-06-30
CIK 1096057

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$350,000,000 8.02% Notes due 2007	$200,000,000 10.61% Notes due 2017
$200,000,000 8.450% Notes due 2007	$250,000,000 9.15% Notes due 2018
$600,000,000 9.69% Notes due 2009	$100,000,000 Floating Rate Notes, Series A, due 2014
$200,000,000 8.875% Notes due 2010	$90,000,000 Floating Rate Notes, Series B, due 2014
$800,000,000 9.03% Notes due 2011

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,000 ordinary shares.

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

The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2003, as filed with the United States Securities and Exchange Commission (the “SEC”) (Commission file No. 0-99) on July 15, 2004, is incorporated herein by reference, together with any amendments thereto. The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2004 is also incorporated herein by reference, together with any amendments thereto, effective as of the date of their respective filings.

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless the context otherwise requires, the terms “Pemex Finance”, “we”, “us”, “our” and the “issuer” refer to Pemex Finance Ltd.; the term “Mexico” refers to the United Mexican States; and the term the “Mexican Government” refers to the three branches (executive, legislative and judicial) of the federal government of Mexico. The term “subsidiary entities” refers to the subsidiary entities of Petróleos Mexicanos, which are Pemex-Exploración y Producción (“PEP”), Pemex-Refinación (“Pemex-Refining”), Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”) and Pemex-Petroquímica (“Pemex-Petrochemicals”). For convenience, when we wish to refer to Petróleos Mexicanos and its subsidiary entities together, we use the term “PEMEX”.

i

FACTORS AFFECTING FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This annual report of Pemex Finance on Form 20-F contains words, such as “believe”, “plan”, “expect” and “anticipate” and similar expressions that constitute forward-looking statements, which reflect Pemex Finance’s views about future events and financial performance. Specifically, certain statements under the caption “Item 4. Information on the Company—Description of Business” relating to the operation and performance of Pemex Finance, P.M.I. Comercio Internacional, S.A. de C.V., which we call “PMI”, and PEP and under the caption “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

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

The annual reports on Form 20-F of Petróleos Mexicanos for the fiscal years ended December 31, 2003 and December 31, 2004, incorporated herein by reference as of the date of their respective filings, also contain or may contain forward looking statements. For a discussion of the factors affecting the forward looking statements contained therein, see those annual reports.

CURRENCY OF PRESENTATION

References in this annual report to “U.S. dollars”, “U.S.$ ”, “dollars” or “$” are to the lawful currency of the United States. References in this annual report to “pesos” or “Ps.” are to the lawful currency of Mexico which, effective January 1, 1993, replaced Mexico’s former currency (also called the “peso”) at the rate of one peso to one thousand old pesos. During the transition period from January 1, 1993 through December 31, 1995, the new currency was officially referred to as the nuevo peso (the new peso) and since January 1, 1996, has been officially referred to as the peso. All amounts set forth in this annual report in Mexican currency are stated in pesos.

This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the sake of convenience. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 11.2648 to U.S.$1.00, which is the exchange rate that the Ministry of Finance and Public Credit gave PEMEX on December 31, 2004. On June 27, 2005, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 10.8089.

ii

Item 1. Identity of Directors, Senior Management, and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

The selected financial data set forth below as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 have been derived from our audited financial statements included in Item 18. Selected financial data as of December 31, 2000, 2001 and 2002 and for each of the two years ended December 31, 2000 and 2001 have been derived from our previously published audited financial statements not included in this document. The financial statements have been audited by PricewaterhouseCoopers, S.C., independent registered public accounting firm. Our financial statements are prepared in accordance with the international financial reporting standards, otherwise referred to as “IFRS”, promulgated by the International Accounting Standards Board. Beginning January 1, 2004, we have changed our financial statement presentation for borrowings, by presenting, on a net basis, our debt issuance costs, long-term debt and accrued interest thereon in our financial statements. As a result, we have reclassified our financial statements (and the selected financial data set forth below) for the years ended December 31, 2000, 2001, 2002 and 2003, in order to present our balance sheet for each of these years on the same basis as the results for the year ended December 31, 2004.

This summary financial data should be read together with, and are qualified in their entirety by reference to, the section entitled “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements”.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars)
Income Statement Data
Revenues	$527,535	$524,883	$492,891	$458,283	$431,070
Interest expense	(483,179)	(458,550)	(466,173)	(440,379)	(414,290)
General and administrative expenses	(1,682)	(1,001)	(712)	(832)	(645)

Net income	$42,674	$65,332	$26,006	$17,072	$16,135

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents and liquidity account	$256,693	$173,359	$253,001	$222,076	$234,651
Current purchased accounts receivable	557,414	450,496	874,989	1,015,135	1,108,076
Rights to future (ungenerated) purchased accounts receivable	4,875,529	4,894,069	4,113,835	3,690,179	3,253,658
Total assets	5,689,643	5,517,928	5,241,830	4,927,405	4,596,388
Current liabilities	280,280	353,310	373,341	387,033	379,897
Long-term debt	5,308,567	4,998,490	4,676,355	4,331,167	3,991,151
Total liabilities	5,588,847	5,351,800	5,049,696	4,718,200	4,371,048
Capital stock	1	1	1	1	1
Total shareholder’s equity	100,795	166,127	192,133	209,205	225,340
Total liabilities and shareholder’s equity	$5,689,643	$5,517,928	$5,241,830	$4,927,405	$4,596,388

RISK FACTORS

We are subject to various changing economic and social conditions, including in the petroleum industry, as described below. You should consider carefully the following factors as well as the other information in this annual report.

Risks Related to Payments on the Notes

Our ability to make payments on the Notes depends on PEMEX’s generation of sufficient eligible receivables.

Generally, our business consists of using the proceeds of the debt we issue to purchase accounts receivable which have been generated or will be generated in the future through the sale of crude oil to the current designated customers of PMI. PMI purchases the crude oil that it sells to these designated customers from PEP, Petróleos Mexicanos’ exploration and production affiliate. We make payments on our indebtedness, including the notes we have issued under a senior indenture dated as of December 1, 1998 (which we call the “Notes”), from the money that certain designated customers pay into a collection account on eligible accounts receivable for crude oil. We do not have a direct commercial relationship with these designated customers, and we do not produce, transport or sell crude oil. Accordingly, because we do not generate the eligible receivables ourselves, our ability to make payments on the Notes depends on the generation of eligible receivables by PMI, including both current eligible receivables and eligible receivables that will be generated in the future. We rely on Petróleos Mexicanos, operating through PMI and PEP, to sell enough crude oil to the designated customers over time to generate sufficient eligible receivables. We have no control over Petróleos Mexicanos, PEP or PMI.

Petróleos Mexicanos, PEP and PMI’s ability to generate enough eligible receivables to allow us to make timely payments on the Notes depends on two factors:

•	whether the designated customers buy enough of PEMEX’s crude oil; and

•	whether PEP can maintain sufficient production levels.

1. The designated customers may reduce the amount of crude oil they purchase. The level of demand for PEMEX’s crude oil is directly related to the designated customers’ continuing need for and ability to purchase crude oil from PMI. However, a designated customer’s demand for PEMEX’s crude oil could diminish for a variety of reasons, including:

•	changes in the market for that designated customer’s products,

•	a decision to purchase crude oil from an alternate source, or

•	a deterioration in the customer’s business or financial condition.

Reduction in designated customer demand could materially limit Petróleos Mexicanos, PEP and PMI’s ability to generate eligible receivables.

Similarly, PMI may materially change the terms under which it sells its crude oil to any designated customer. These changes may make it more difficult for that designated customer to purchase crude oil from PMI. We purchase receivables that have already been generated by PMI, as well as future receivables that PMI will generate. To the extent that the time between the sale and generation of future receivables increases, these risks will be borne for a longer period. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”. We have no control over the designated customers or PMI in situations like these. See “—Risks Related to PEMEX, PEP and PMI—Crude oil prices are volatile, and low oil prices negatively affect PEMEX’s income”. For a discussion of PEMEX’s customers, see “Item 4. Information on the Company—Description of Business—PEMEX’s Customers and Receivables”.

2. PEP may not produce sufficient crude oil to permit the creation of enough eligible receivables. The ability to generate eligible receivables is also dependent on PEP’s continued sale of crude oil through PMI. PEP has agreed not to export crude oil to designated customers other than through PMI. However, PEP has no contractual obligation to continue to produce and sell crude oil generally. Further, in order to maintain sufficiently high production levels, PEP may have to find additional oil reserves as the existing reserves become depleted. PEP may also need to invest in new production facilities as the existing facilities become obsolete. We have no control over PEP and cannot guarantee that PEP will be able to find additional reserves or invest in new facilities. See “—Risks Related to PEMEX, PEP and PMI”.

If collections on purchased receivables are held in the retention account, cash flow available to PEP could be reduced, which could hurt PEP’s ability to produce oil and PMI’s ability to generate eligible receivables.

In some circumstances, such as when an event of default occurs, all or a portion of collections on purchased receivables paid into the collection account will be transferred to a retention account. It is possible that the transfer of funds to the retention account could significantly reduce our purchases of eligible receivables, which would in turn reduce PEP’s operating cash flow. Any reduction in cash flow available to PEP to fund its operations on a day to day basis could adversely affect its ability to produce oil and, in turn, the level of receivables generated by PMI.

For an explanation of the circumstances in which collections will be paid into the retention account, see “Item 4. Information on the Company—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default” and “—Funding and Administration of Retention Account”.

If PMI fails to generate eligible receivables we have already purchased, we have no recourse to PMI or PMI Services.

Most of the eligible receivables we have purchased and will purchase will be generated at some point in the future. We cannot guarantee that current market conditions will continue to prevail. Since we have no recourse to PEP, PMI or P.M.I. Services B.V., which we call “PMI Services”, except in limited circumstances, we alone bear the risk that PMI will not be able to generate the future eligible receivables for which we have already paid.

If a designated customer fails to honor its payment obligations, we have no recourse to PMI or PMI Services.

Except in limited circumstances, PMI and PMI Services have no obligation to refund any of our payments for eligible receivables. This includes payments we have made from the approximately U.S.$4.3 billion of proceeds from our indebtedness as of December 31, 2004. Without recourse to PMI, PMI Services or any other entity, we alone bear the risk of a designated customer failing to honor its payment obligations with respect to any current and future eligible receivables purchased from PMI.

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

These limited circumstances do not include the failure of a designated customer to fulfill its payment obligations. See “Item 4. Information on the Company—Description of Principal Agreements—The Receivables Purchase Agreement—Substitution and Repurchase of Receivables”. Therefore, once PMI has generated a purchased receivable, PMI will have satisfied its obligation to deliver that receivable, regardless of whether that customer ultimately pays.

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

Neither we nor PMI limits the percentage of sales of crude oil which is sold to particular customers. Similarly, neither we nor PMI places any limit on the amount of any receivables payable by any designated customer’s purchased receivables or the amount of purchased receivables of P.M.I. Norteamérica S.A. de C.V., which is an affiliate of PEMEX.

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

1. Treatment Under Mexican and Cayman Islands Law. Instead of treating the transfers of eligible receivables from PMI to PMI Services and from PMI Services to us as sales, courts applying Mexican or Cayman Islands law could treat these transfers in two other ways:

•	they could treat the transfer of eligible receivables as assignments of collateral as security from PMI to PMI Services and from PMI Services to us; or

•	they could treat the transfer as giving rise to an unsecured claim for the amounts that we paid to PMI Services, and that PMI Services paid to PMI. Claims for these amounts would rank equally in right of payment with all other unsecured obligations of PMI and PMI Services. Such an unsecured claim against PMI would be subordinate to claims of PMI’s creditors preferred under Mexican bankruptcy law.

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

The bankruptcy trustee could also refuse to continue to sell additional eligible receivables to PMI Services under the receivables purchase agreement. PMI Services could file a claim against the estate of PMI seeking a remedy for PMI’s failure to generate future eligible receivables that we had already purchased. However, even if a court were to recognize PMI Services’ claim, it would qualify as an unsecured claim for the amount PMI Services paid to PMI, in which case the claim would rank equally in right of payment with all other unsecured obligations of PMI, and would be subordinate to claims of creditors preferred under Mexican bankruptcy law. The amount recoverable under this claim, if any, would depend on the outcome of the bankruptcy proceedings.

2. Treatment Under Netherlands Law. Legal doctrine in the Netherlands might, if PMI Services were to enter bankruptcy proceedings under Netherlands law, limit our rights to eligible receivables that we purchased prior to the bankruptcy proceedings but that PMI generated after those proceedings began. In this case, Netherlands law would grant us only the right to recover the purchase price we paid to PMI Services for the eligible receivables. This right to recover the relevant purchase price would rank equally with all other unsecured indebtedness or other obligations of PMI Services. If PMI Services’ assets were inadequate to cover all the claims, we could only recover our pro rata share of the assets.

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

To the extent that the time between the sale and generation of future receivables increases, the risks described in this risk factor will be borne for a longer period. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Risks Related to the Obligations of Pemex Finance, PMI Services, PMI and PEP

The trustee may not be aware of all relevant events possibly leading to an event of default.

We cannot guarantee that the trustee representing holders’ interest in the Notes will learn of events that may give rise to an event of default under the Notes. We have agreed to a number of financial covenants under the fiscal agency agreement. We, PEP, PMI and PMI Services have agreed to other covenants under the fiscal agency agreement, the indenture and the receivables purchase agreement. Failure to comply with those covenants, on our part or on the part of PEP, PMI or PMI Services, will give rise to an event of default under the Notes.

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

If an event of default occurs, holders of Notes may not receive all of the money to which they are entitled under the Notes. An event of default may prompt the acceleration of the maturity of the Notes of any series. If this occurs, subject to some exceptions, holders of Notes will receive an amount of the accelerated payments of principal and interest equal to their proportionate share of the amounts on deposit in the retention account maintained by the fiscal agent. However, the amounts distributed from the retention account over time may not be sufficient to pay all of the money to which holders of Notes are entitled. See “Item 4. Information on the Company—Description of Principal Agreements—The Fiscal Agency Agreement—Funding and Administration of Retention Account”.

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

We cannot ensure that any subsequently named servicer will be able to carry out its duties at the same level of efficiency as PMI. See “Item 4. Information on the Company—Description of Principal Agreements—The Servicing and Collection Agency Agreement—Duties of the Servicer”.

Because we are a foreign company, holders of the Notes may not be able to effect service of process on, or enforce a judgment against, us.

We are incorporated under the laws of the Cayman Islands, and all of our directors and officers, as well as some of the experts named in this annual report, reside outside the United States. As a result, you may not be able to effect service of process on us, our directors or officers or the experts within the United States. You also may not be able to enforce in the United States judgments obtained in the United States against us or our directors or officers, if those judgments are not based on Cayman Islands law. Accordingly, you may not be able to enforce in the United States any judgments based on the civil liability provisions of the federal securities laws of the United States.

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

Risks Related to PEMEX, PEP and PMI

The Mexican Government controls PEMEX; it could limit PEMEX’s ability to satisfy its external debt obligations, and it could privatize PEMEX.

Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls PEMEX, as well as its annual budget, which is approved by the Mexican Congress. The Mexican Government has the power to intervene directly or indirectly in PEMEX’s commercial affairs. Such an intervention could adversely affect PEMEX and thereby adversely affect our ability to make payments under the Notes.

The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of the United Mexican States) were amended, to privatize or transfer all or a portion of PEMEX or its assets. A privatization could adversely affect PEMEX’s production, cause a disruption in its workforce and its operations, and cause it to default on certain obligations. See also “—Risks Related to Mexico” below.

Crude oil prices are volatile, and low oil prices negatively affect PEMEX’s income.

International crude oil prices are subject to global supply and demand, and fluctuate due to many factors beyond PEMEX’s control. These factors include competition within the oil industry and with other industries in supplying clients with competing commodities, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations, political and other events in major oil producing and consuming nations and actions taken by organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries.

Maya crude oil is particularly vulnerable to fluctuations in international crude oil prices. Because Maya crude oil is a heavy sour crude oil with a smaller, more concentrated market, it is more susceptible to drops in international crude oil demand. In addition, when prices of lighter crude oils decrease, Maya crude oil becomes less competitive because it costs more to refine it. Historically, the weighted average price of Maya crude oil exported by PEMEX has fluctuated significantly (for example, from U.S.$25.33 per barrel in 1984 to U.S.$14.08 in 1999). The weighted average price per barrel of Maya crude oil exported by PEMEX during 2004 was U.S.$29.82.

When international crude oil and natural gas prices are low, PEMEX earns less export sales revenue, and, therefore, earn less income because its costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, PEMEX earns more export sales revenue and its income increases. As a result, future fluctuations in international crude oil prices will directly affect PEMEX’s results of operations and financial condition.

If Maya crude oil prices decline for a substantial period below certain levels, PEMEX and PMI might be unable to cause the monthly average amount of eligible receivables of designated customers generated by PMI to achieve the levels needed to maintain the debt service coverage ratio required under the fiscal agency agreement and, ultimately, to make our payments on the Notes.

Very low crude oil prices, in particular, could negatively affect PEP’s ability to maintain its levels of production and therefore the generation of receivables.

The Mexican Government has entered into agreements with other nations to limit production.

Although Mexico is not a member of OPEC, it has entered into agreements with OPEC and non-OPEC countries to reduce global crude oil supply. PEMEX does not control the Mexican Government’s international affairs and the Mexican Government could agree with OPEC or other countries to reduce PEMEX’s crude oil production or exports in the future. A reduction in PEMEX’s oil production and/or exports could reduce PEMEX’s revenues.

PEMEX does not own the hydrocarbon reserves in Mexico, and PEMEX’s information on reserves is based on estimates.

The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives Petróleos Mexicanos and the subsidiary entities the exclusive right to exploit Mexico’s hydrocarbon reserves, it does not preclude the Mexican Government from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect PEMEX’s ability to generate income.

The information on oil, gas and other reserves set forth in the annual report on Form 20-F of Petróleos Mexicanos is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserve estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. Therefore, proved reserve estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. PEP revises its estimates of Mexico’s hydrocarbon reserves annually, which may result in material revisions to PEMEX’s estimates of Mexico’s hydrocarbon reserves.

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

More specifically, PEMEX’s business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires, and mechanical failures. The occurrence of any of these events could result in personal injuries, loss of life, environmental damage and the necessary clean-up expenses, and damage to property.

Although PEMEX has purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government.

The Mexican Government taxes Petróleos Mexicanos and its subsidiary entities heavily. In 2004, approximately 65.6%of their sales revenues were used to pay taxes to the Mexican Government. The Mexican Government and PEMEX determine the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors. In addition, Petróleos Mexicanos is obligated to pay minimum guaranteed dividends to the Mexican Government.

PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments.

PEMEX invests funds to increase the amount of extractable hydrocarbon reserves in Mexico. PEMEX also continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of PEMEX’s infrastructure. PEMEX’s ability to make these capital expenditures is limited by the substantial taxes that it pays and cyclical decreases in its revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit its ability to make capital investments.

PEMEX’s compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to PEMEX’s operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases PEMEX’s costs because it requires PEMEX to make significant capital expenditures, limits its ability to extract hydrocarbons resulting in lower revenues, and forces PEMEX to raise the price of its products relative to its competitors. At December 31, 2004, PEMEX estimated and accrued environmental liabilities totaled Ps. 1,809 million.

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

As long as the Treaty to Avoid Double Taxation between Mexico and The Netherlands is in force, PMI would not be subject to withholding tax in Mexico with respect to the payments under the Notes. However, Mexican tax rules are approved on an annual basis, and the Treaty to Avoid Double Taxation between Mexico and

The Netherlands may be amended. Therefore, we cannot assure you that the applicable legal and treaty provisions will remain in effect. Moreover, additional taxes may apply to the transactions described in this annual report. Accordingly, you should be aware that these transactions, including payments under the Notes, may be subject to Mexican taxes in the future.

You should also be aware that, under the terms of the supplemental indentures under which the Notes were issued, we have the right to redeem the Notes in some circumstances without paying a make whole premium to holders of the Notes to account for any losses they may suffer because of the early redemption. We can redeem the Notes without paying holders this premium if:

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

The directors and officers of PEMEX, as well as some of the experts named in this annual report, reside outside the United States. Substantially all of PEMEX’s assets and those of most of its directors, officers and experts are located outside the United States. As a result, you may not be able to effect service of process on its directors or officers or those experts within the United States.

Risks Related to Mexico

Economic conditions and government policies in Mexico may have a material impact on our operations.

A deterioration in Mexico’s economic conditions, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX’s business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our and PEMEX’s ability to obtain and service foreign debt. In addition, the Mexican Government may cut spending in the future. These cuts could adversely affect PEMEX’s business, financial condition and prospects. In the past Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation, and other economic problems. These problems may reemerge in the future, and could adversely affect PEMEX’s business and our ability to service our debt.

Changes in exchange rates or in Mexico’s exchange control laws may hamper our ability to make payments on the Notes.

While the Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican Government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Mexican Government policies affecting the value of the peso could prevent Petróleos Mexicanos, PEP or PMI from paying their foreign currency obligations. If they do stop paying their foreign currency obligations, PMI may be unable to continue generating or servicing eligible receivables, which may in turn render us unable to make payments to holders of the Notes.

In the future, we and PEMEX may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase PEMEX’s and our interest costs in pesos and result in foreign exchange losses.

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

From time to time, we may issue additional debt securities or incur other indebtedness. If we issue additional debt, our existing noteholders’ proportional share in the proceeds from the retention account if an event of default or specified event under the fiscal agency agreement occurs will be smaller. See “Item 4. Information on the Company—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default” and “—Specified Events”. Further, there may be more creditors pursuing our assets if we default or become bankrupt. Thus, our assets would be divided among a greater number of creditors.

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

You can identify these forward-looking statements by, among other things, the use of forward-looking language, such as “believe”, “expect” and “anticipate” and similar expressions. These statements are based on current plans, estimates and projections. Therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events.

Item 4. Information on the Company.

DESCRIPTION OF BUSINESS

Pemex Finance Ltd. is a limited liability company incorporated under the laws of the Cayman Islands on November 18, 1998. We are tax exempt under the laws of the Cayman Islands and we have a limited operating history.

We are a special purpose financing vehicle formed as part of a program established to finance the capital expenditures of PEMEX. PEMEX is Mexico’s state oil and gas company. It is the largest company in Mexico and one of the largest oil and gas companies in the world. During 2004, PEP, through PMI, Petróleos Mexicanos’ marketing affiliate, exported an average of 1,870 tbpd of crude oil. Of this amount, 75.5%, or 1,411 tbpd, consisted of exports to designated customers of PMI of crude oil designated as “Maya” crude oil as described below in “—The Designated Customers and Eligible Receivables—Crude Oil”.

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

Business

Generally, our business consists of using the proceeds of the debt we issue to purchase accounts receivable which have been generated or will be generated in the future through the sale of crude oil to the current designated customers of PMI. PMI purchases the crude oil that it sells to these designated customers from PEP, Petróleos Mexicanos’ exploration and production affiliate. The sale of accounts receivable from PMI to us takes place in two steps. First, PMI sells the accounts receivable of designated customers to PMI Services, an affiliate of Petróleos Mexicanos organized under the laws of The Netherlands. Second, PMI Services, in turn, sells those receivables to us. We buy both receivables which have been generated by PMI and receivables which PMI will generate in the future.

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

We financed our initial purchase of the accounts receivable with the net proceeds of notes we issued under a senior indenture on December 14, 1998 in an aggregate amount of U.S.$1.5 billion together with funds provided to us by Petróleos Mexicanos. We refer to the notes issued on December 14, 1998 as the “1998 notes”. We have issued the following additional debt:

•	in February 1999, we issued fixed rate notes in an aggregate amount of U.S.$1.0 billion, which we refer to as the “February 1999 notes”, and floating rate notes in an aggregate amount of U.S.$100.0 million, which we refer to as the “February 1999 floating rate notes”;

•	in July 1999, we issued fixed rate notes in an aggregate amount of U.S.$1.275 billion, which we refer to as the “July 1999 notes”, and additional fixed rate and floating rate notes in an aggregate amount of U.S.$175 million, which we refer to as the “July 1999 additional issuances”; and

•	in February 2000, we issued fixed rate notes in an aggregate amount of U.S.$950 million, which we refer to as the “February 2000 notes”.

When we wish to refer to the 1998 notes, the February 1999 notes, the February 1999 floating rate notes, the July 1999 notes, the July 1999 additional issuances and the February 2000 notes together, we refer to the “Notes”.

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

Under a contract called the servicing and collection agency agreement, the collections on accounts receivable we purchase are, absent special circumstances, transferred to us. We use these collections to service our debt, pay our operating expenses, maintain a liquidity facility with the fiscal agent and purchase additional accounts receivable. In this annual report, when we refer to the “fiscal agent”, we mean JPMorgan Chase Bank, N.A., and any of its successors or any other fiscal agent which is appointed in accordance with the terms of the fiscal agency agreement.

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

The following is a breakdown of total revenues by category of activity for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Interest income from discount on purchased accounts receivable	$489,504	$455,994	$427,867
Other income	3,387	2,289	3,203

Total revenues	$492,891	$458,283	$431,070

Our ability to meet our obligations in respect of our outstanding indebtedness, including the Notes, depends on a number of variables, including:

•	compliance by PEP and PMI with their obligations under the transaction documents;

•	the ability of PEMEX, operating through PMI and PEP, to generate sufficient eligible receivables of designated customers; and

•	the continued financial capability of the designated customers.

See “Item 5. Operating and Financial Review and Prospects”. The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. PMI’s crude oil exports to the United States are largely comprised of heavy sour crude oil.

Summary of Principal Agreements and Flow of Funds

Transaction Structure
Principal Agreements

PEMEX
7
Letter Agreement
PEP
1 Crude Oil Sale Agreement
Designated Customer Notices
6
Subordinated Loan
PMI
4
Crude Oil Sales Contracts
2 Receivables Purchase Agreement
Mexico
Offshore
PMI Services BV
Designated Customers
2 Receivables Purchase Agreement
100% Ownership
PEMEX Finance Trust
Investors (Fiscal Agent)
Fiscal Agency Agreement
3
PemexFinance
5
Servicing and Collection Agency Agreement
Collection Agent
Servicer

Flow of Funds

PEMEX
PEP
Capital Contribution in the form of Subordinated Debt
1
Purchase of Crude Oil
Crude Oil
Crude Oil Exports
PMI
Receivables Generated
Mexico
7
Offshore
Purchase Price for Receivables
3
Receivables
PMI Services BV
Designated Customers
Debt Service on Subordinated Debt
Purchase Price for Receivables
3
Receivables
4
Receivables Payments
Pemex Finance
Investors (Fiscal Agent)
Proceeds of Notes
2
6
5
Proceeds of Receivables
Collection Account
Liquidity Facility
5
Retention Account
5

The following summarizes the principal provisions of the principal agreements governing our business and the flow of funds; the numbers correspond to the numbers in the chart on the previous page. The descriptions are not in chronological order. See “—Description of Principal Agreements” for a more detailed description of these principal agreements. See also the section entitled “Glossary of Certain Defined Terms Used Primarily Under the Captions ‘Description of the Principal Agreements’ and ‘Description of the Indenture’” where we define the capitalized terms that appear in this annual report.

Throughout this annual report, when we refer to the transaction documents or the documents governing our business, we mean the fiscal agency agreement, each of our debt agreements, the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the crude oil sale agreement and any other documents delivered in connection with any of these agreements. For a more detailed discussion of the meaning of the terms “designated customer”, “eligible customer”, “eligible receivable”, “purchased receivable” and “crude oil” as used in this annual report see “—The Designated Customers and Eligible Receivables”.

The Principal Agreements

1.	The Crude Oil Sale Agreement. PEP sells crude oil to PMI under a crude oil sale agreement which has been in place since November 1, 1994. PEP and PMI may not terminate the crude oil sale agreement prior to the termination of the receivables purchase agreement.

2.	The Receivables Purchase Agreement. We, PEP, PMI and PMI Services are parties to the receivables purchase agreement under which:

•	PEP agrees that during any 90 day period it will export at least 90% of its total exports of crude oil through PMI;

•	PMI agrees to sell eligible receivables, including any current eligible receivables and eligible receivables that will be generated in the future, to PMI Services upon our request. PMI Services agrees to sell those same current and future eligible receivables to us contemporaneously with its purchase of them. The purchase price of the eligible receivables is determined on the basis of a discount rate calculated as set forth in the receivables purchase agreement;

•	PMI agrees to ensure that the monthly average amount of designated customers’ eligible receivables that PMI generates during any consecutive twelve month period that are not otherwise pledged or encumbered represents at least the lesser of:

•	20 million barrels of Maya crude oil, and

•	80% of PMI’s total eligible receivables generated from sales of Maya crude oil;

•	We, PMI and PMI Services agree that if the monthly average amount of PMI’s exports of Maya crude oil to designated customers for the six months prior to any date is less than 450 tbpd, on our request, PMI will sell to PMI Services designated customers’ receivables generated in connection with the export of crude oil other than Maya crude oil, and PMI Services will sell them to us; and

•	PEP, PMI and PMI Services agree that if PMI becomes insolvent, PEP will export at least 90% of its total exports of crude oil through PMI Services.

3.	The Fiscal Agency Agreement. We entered into the fiscal agency agreement with The Chase Manhattan Bank (now JPMorgan Chase Bank, N.A.), as the fiscal agent and paying agent, and Chase Manhattan Bank Luxembourg S.A. (now J.P. Morgan Bank Luxembourg S.A.), as paying agent in Luxembourg. We make interest and principal payments on all of our outstanding debt, including the Notes, through the fiscal agent. Under the fiscal agency agreement, we agree, among other things, to:

•	comply with specified financial covenants;

•	limit our activities to the purchase of existing and future receivables and the issuance of debt;

•	use the net proceeds of any debt we issue or other amounts we borrow only to purchase existing and future eligible receivables, service or refinance existing debt, or to cover permitted corporate expenses;

•	establish and maintain a liquidity facility with the fiscal agent in an amount at least equal to the total amount of scheduled debt service we are next scheduled to pay under each of our debt agreements. We may fund the liquidity facility with cash, certain permitted investments, or one or more letters of credit. For a more detailed description, see the section entitled “—Description of Principal Agreements—The Fiscal Agency Agreement—Liquidity Facility”; and

•	maintain a retention account with the fiscal agent, to which the collection agent will transfer money that would otherwise come to us if one of several specified events occurs, including some agreed-upon events of default. For more information on events of default, see “—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default”. Until the fiscal agent notifies the collection agent to cease doing so, the amount it transfers to the retention account on each business day will be equal to either:

•	in the case of some agreed-upon events of default, 100% of all the money the designated customers paid into the collection account on the preceding business day on purchased receivables; or

•	in all other cases, 25% of the difference between:

•	all the money the designated customers paid on the purchased receivables into the collection account on the preceding business day; and

•	the aggregate amount of debt service we paid on the preceding business day, other than accelerated debt service.

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

Under the fiscal agency agreement, our performance of our obligations is intended to be for the benefit of the trustee and any other agent or representative of holders of our Indebtedness named under any of our debt agreements. The receivables purchase agreement and the servicing and collection agency agreement are similar: they provide that PEP’s, PMI’s, PMI Services’ and our rights and performance under those agreements are intended for the benefit of the trustee and any other agent or representative of holders of our Indebtedness.

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

PMI Services

PMI Services is a company which was organized on March 31, 1988 under the laws of The Netherlands. PMI Services is indirectly wholly-owned by Petróleos Mexicanos. PMI Services’ business is limited to purchasing eligible receivables from PMI at our request and selling them to us.

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

The taxable amount of a corporate taxpayer in The Netherlands is the taxable profit for the year, minus losses of certain other years. Pursuant to Article 8b of the 1969 Netherlands Corporate Income Tax Act, taxable profit is determined on the basis of arm’s length principles if transactions are entered into with related parties.

Payments made by PMI Services to PMI for the purchase of eligible receivables are not subject to Netherlands withholding tax or value added tax.

Property, Plants and Equipment

We do not own or lease any materially important physical properties or fixed assets.

The Designated Customers and Eligible Receivables

Our primary business is to purchase eligible receivables of designated customers of PMI that have been generated and that will be generated in the future. We buy the eligible receivables from PMI Services, who, in turn, purchases the eligible receivables from PMI. The receivables purchase agreement governs the terms under which we purchase the receivables and under which the designated customers and the eligible receivables are selected. For a more detailed discussion of the receivables purchase agreement, see “—Description of Principal Agreements—The Receivables Purchase Agreement”.

Crude Oil

When we use the term “crude oil” in this annual report, we mean extracted oil that has not been refined, excluding condensates and natural gas liquids. Condensates are liquid hydrocarbons, such as ethane, propane, butane and certain pentanes, obtained from natural gas and recovered in surface separating facilities. Condensates also include liquid hydrocarbons condensed in natural gas pipelines. Natural gas liquids include ethane, propane, butanes, pentanes and heavier paraffin hydrocarbons. The term crude oil refers to heavy crude oil with an American Petroleum Institute (“API”) gravity less than or equal to 25° and light crude oil with API gravity higher than 25°. API gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.

When we use the term “Maya crude oil”, we mean crude oil of 30° API gravity or less. Unless otherwise specified, the term includes crude oil PMI sells under the name “Maya” as well as crude oil it sells under the name “Altamira”. When we use the term “Isthmus”, we mean light crude oil of 32° to 33° API gravity and 1.50% sulfur by weight. When we use the term “Olmeca”, we mean very light crude oil, of 38° to 39° API gravity and 0.95% sulfur by weight.

Selection of the Designated Customers

As of December 31, 2004, 39 designated customers, including 35 United States and Canadian companies, three Aruban companies and one Mexican company, have received and acknowledged a fully executed “designated customer notice”.

A “designated customer notice” is a notice in the form included in the receivables purchase agreement which, among other things, informs the customer that it must make its payments into the collection account. The parties to the notice must sign it prior to our first purchase of receivables of that designated customer. Designated customer notices may only be modified with the consent of Petróleos Mexicanos and the fiscal agent in accordance with the terms of each of our debt agreements, including the agreements governing the Notes (here, and throughout this annual report, “debt agreements” includes any indenture, loan, credit or reimbursement agreement, promissory note or other instrument evidencing or governing our indebtedness).

Under the receivables purchase agreement, a “customer” is any entity that purchases crude oil from PMI. The “designated customers” are those customers which (a) are listed in a schedule to the receivables purchase agreement and (b) have received and acknowledged a designated customer notice. The primary criteria for selecting customers to include as designated customers is that they be a United States or a Canadian person who is a customer of PMI that purchases crude oil.

PMI may elect to, and in some circumstances must, add a new customer to the list of designated customers, so long as that customer is an eligible customer as described below. More specifically, PMI has agreed that any person who is organized under the laws of the United States, any state of the United States or Canada and enters into a long–term contract with PMI for the purchase of Maya crude oil shall be made a designated customer within 60 days of entering into that contract.

To add a new customer, PMI must deliver the following documents to us, PMI Services, the servicer, the fiscal agent, the trustee and any other agent or representative of holders of our indebtedness:

•	an officer’s certificate;

•	a new schedule to the receivables purchase agreement listing all designated customers including the new customer; and

•	a fully-executed copy of the designated customer notice for the new customer, together with an acknowledgment signed by the new customer acknowledging receipt of the notice.

We refer to the schedule to the receivables purchase agreement listing all designated customers, as amended from time to time, as the “designated customer list”.

A customer may only become a designated customer if it is already an eligible customer. In order to be an “eligible customer”, the customer must be:

•	listed on schedule I to the receivables purchase agreement as of December 1, 1998;

•	a United States or Canadian entity; or

•	any other customer that PMI identifies to us and we find reasonably acceptable. In this case, the customer’s principal assets must be located outside of Mexico. Further, at the time PMI identifies the customer as a designated customer, an opinion of counsel must be delivered to us stating, among other things, that the designated customer notice has been completed and signed by the customer’s authorized signatory and that the notice constitutes a valid, binding and enforceable obligation of the customer.

The Designated Customers

The following is the designated customer list as of the date of this annual report:

Designated Customer
Amoco Oil Company
BP Products North America, Inc.
Chevron U.S.A. Inc.
CITGO International Supply Co.
CITGO Petroleum Corp.
Clark Refining and Marketing Inc.
Coastal Aruba Refining Company N.V.
Coastal Petroleum N.V.
Conoco Inc.
Conoco Phillips Company
Equiva Trading International L.L.C.
Exxon Mobil Sales and Supply Corporation
Exxon Trading Company International
Farmland Industries, Inc.
Hunt Crude Oil Supply Company
Koch Petroleum Group L.P.
Koch Supply and Trading Company
Koch Supply and Trading L.P.
Lyondell-Citgo Refining L.P.
Marathon-Ashland Supply L.L.C.
Marlin Asphalt Ltd.
Mobil Sales and Supply Corporation
Morgan Stanley Capital Group, Inc.
Pecten Trading Company
Petro-Canada
P.M.I. Norteamérica S.A. de C.V.
Port Arthur Coker Company
The Premcor Refining Group, Inc.
Shell Canada Products Ltd.
Shell Trading USA Company
Texaco International Trader, Inc.
Tosco Refining Company
Trigeant EP, Inc.
Trigeant Ltd.
Ultramar, Inc.
Valero Marketing and Supply Co.
Valero Refining Company-Aruba
Valero Refining Company-California
Vitol, S.A., Inc.

As of December 1, 1998, we had 21 designated customers. Each of these customers had entered into oil supply contracts with PMI and accounted for a limited portion of the pool of eligible receivables purchased by us. Since 1998, PMI has elected to add several new customers to the designated customer list, causing the aggregate number of customers listed therein to increase from 21 to 39. Over time, certain of these designated customers have stopped purchasing Maya crude oil from PMI. Other customers have merged (for example, Conoco Inc. merged into Conoco Phillips Company) or assigned their contracts for the purchase of Maya crude oil to other designated customers (for example, CITGO International Supply Co. assigned its crude oil supply contract to CITGO Petroleum Corp., and Koch Supply and Trading Company and Koch Supply and Trading L.P. assigned their crude oil supply contracts to Koch Petroleum Group L.P.). As a result, the aggregate number of designated customers that purchased Maya crude oil from PMI in 2004 and in 2005 through May 31 decreased to 18 customers and 19 customers, respectively.

The following table lists the designated customers that purchased Maya crude oil from PMI in 2004 and/or in 2005 through May 31, and indicates the number of years each (or a predecessor or affiliate thereof) has been purchasing Maya crude oil, on a continuous or occasional basis, originally from Petróleos Mexicanos and, since 1989, from PMI:

Designated Customer	Total Years of Relationship
BP Products North America, Inc. (1)	29
Coastal Aruba Refining Company (2)	8
Chevron U.S.A. Inc. (1)	28
CITGO Petroleum Corp. (1)	27
Conoco Phillips Company (1)	21
Exxon Mobil Sales and Supply Corporation (1)	28
Hunt Crude Oil Supply Company (1)	19
Koch Supply and Trading Company (3)	11
Koch Supply and Trading L.P. (3)	11
Lyondell-Citgo Refining L.P. (3)	19
Marathon-Ashland Supply L.L.C. (1)	24
Marlin Asphalt Ltd. (1)	5
Pecten Trading Company (1)	29
Petro-Canada (1)	25
P.M.I. Norteamérica S.A. de C.V. (1)	12
Port Arthur Coker Company (1)	7
The Premcor Refining Group, Inc. (2)	27
Shell Trading USA Company (1)	6
Trigeant Ltd. (1)	5
Valero Refining Company – Araba N.V. (1)	7
Valero Marketing and Supply Co. (1)	11

(1)	Purchases of Maya crude oil from PMI made in 2004 and in 2005 through May 31.
(2)	Purchases of Maya crude oil from PMI made in 2004 only.
(3)	Purchases of Maya crude oil from PMI made in 2005 through May 31 only.

The sole Mexican designated customer is an affiliate of Petróleos Mexicanos, P.M.I. Norteamérica, S.A. de C.V., which we refer to as “PMI NASA”. PMI NASA owns 50% of the Deer Park Refining Limited Partnership. The remaining 50% of the partnership, which holds the Deer Park Refinery located in Texas, is owned by Shell Oil Company, the general manager of the partnership.

The reduction in the number of designated customers that purchase Maya crude oil from PMI, as well as fluctuations in the level of demand by each customer, have caused the percentage of the total volume of accounts receivable sold to us represented by certain of our designated customers to increase. During 2004, Chevron U.S.A. Inc., ExxonMobil Sales and Supply Corporation, Port Arthur Coker Company and Valero Marketing & Supply Co. each accounted for more than 10% of the total volumes of Maya crude oil sold to the designated customers during that period. These designated customers or their affiliates are companies which are required to file periodic reports with the SEC under the Securities Exchange Act of 1934. These reports are publicly available, and we refer you to them for information about these designated customers. In addition, the composition of the pool of eligible receivables of designated customers we own may vary over time to reflect future fluctuations in the level of demand by each of the designated customers. As a result, certain designated customers may from time to time in the future represent higher percentages of the total volume of receivables sold to us.

The Eligible Receivables

We have purchased and will continue to purchase only those receivables of designated customers that are “eligible receivables” under the receivables purchase agreement.

Under the receivables purchase agreement, a “receivable” is the indebtedness, payment obligation and accounts receivable that a particular customer owes or will owe to PMI arising from its purchase of Maya crude oil, or, under limited circumstances, crude oil other than Maya crude oil. To qualify as a receivable, a bill of lading or invoice must have been issued to the customer. A receivable includes:

•	all of PMI’s rights and benefits which may arise from the foregoing indebtedness, payment obligation and accounts receivable;

•	all associated accounts and general intangibles (each as defined under the Uniform Commercial Code as in effect in the jurisdiction of our chief executive offices);

•	all associated contract rights;

•	any related property; with respect to each receivable, “related property” means:

(a)	PMI’s interest in the crude oil it sold to the customer which gave rise to the receivable;

(b)	all liens and property subject to the liens which are used to secure payment of the receivable, whether or not used to secure payment in accordance with the contract giving rise to the receivable. Here, and throughout this annual report, when we refer to “property”, we mean, with respect to any person, any interest of that person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, capital stock in any other person. For a more complete explanation of what we mean when we say “lien”, see “—Description of Principal Agreements—The Fiscal Agency Agreement—Covenants—Negative Pledge”;

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

•	all associated collections. For a more complete description of collections, see “—Description of Principal Agreements—The Servicing and Collection Agency Agreement”.

An “eligible receivable” is a receivable with the following characteristics:

•	the final invoice on the receivable must be delivered to the customer no later than two days before the receivable is due and payable;

•	upon delivery of the final invoice the receivable is an obligation to pay a precise sum;

•	the receivable is not subject to a credit memorandum or any other setoff, reduction, dispute or other form of negative adjustment; and

•	the receivable is required to be paid in full no later than 30 days after the date of the bill of lading for the appropriate shipment, whether or not the receivable is actually paid during that period. The period may be increased to up to 90 days if that becomes the prevailing practice in the international oil business.

Receivables that will be generated in the future must meet the same criteria to become eligible receivables.

When we use the term “purchased receivable” in this annual report, we mean the eligible receivables of designated customers that we have purchased from PMI Services and that PMI Services has purchased from PMI under the receivables purchase agreement. However, any purchased receivable that we return to PMI Services under the relevant provisions of the receivables purchase agreement is no longer a purchased receivable. See “—Description of Principal Agreements—The Receivables Purchase Agreement—Substitution and Repurchase of

Receivables”. To qualify as an eligible receivable for purposes of the definition of a purchased receivable, a receivable must meet the specifications listed above and relate to a customer that was an eligible customer as of the date on which the receivable was generated or on which it was purchased, whichever comes later.

For purposes of the covenant on the availability of eligible receivables of designated customers, the relevant receivable must relate to a customer that, on the day the receivable was generated, was an eligible customer. See “—Description of Principal Agreements—The Receivables Purchase Agreement—Covenants”.

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

PEMEX’s Customers and Receivables

Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and not on sales revenue. All 2004 export figures are based on preliminary figures which may be adjusted when the export sales are finalized.

Overview

Since its incorporation in 1989, PMI has marketed approximately 99% of PEMEX’s crude oil exports. As of May 31, 2005, Petróleos Mexicanos owns 98.3% of PMI’s stock while 1.7% is owned by Banco Nacional de Comercio Exterior, S.N.C., which is in turn 99% owned, directly or indirectly, by the Mexican Government. The Ministry of Energy also owns 0.0002% of PMI’s stock. In the receivables purchase agreement, PEP has agreed to continue to export through PMI at least 90% of its total exports of crude oil.

Here, and throughout this annual report, the term “export” should be understood to mean any sale or shipment of crude oil from Mexico to a point outside Mexico, excluding any shipment (1) for the purposes of storage by or on behalf of Petróleos Mexicanos or its Affiliates or (2) for processing and return to Mexico.

During 2004, PMI exported an average of 1,870 tbpd of crude oil, or 55.3% of PEP’s crude oil total production; the remainder was used domestically. During 2003, PMI exported 55% of PEP’s crude oil production and during 2002 it exported 53.6% of PEP’s crude oil production. Of PMI’s crude oil exports during 2004 by volume, approximately:

•	79.2% were to the United States,

•	8.0% were to Spain,

•	6.2% were to the Netherlands Antilles,

•	1.5% were to Canada, and

•	5.0% were to others.

Exports of Maya crude oil during 2004 were an average of 1,622 tbpd and accounted for 86.7% of PMI’s total exports of crude oil. During 2004, PMI exported an average of 1,411 tbpd of Maya crude oil to its designated customers of which:

•	1,317.7 tbpd were exported to the United States designated customers,

•	18.1 tbpd were exported to the Canadian designated customers, and

•	75.5 tbpd were exported to the Aruban designated customers.

PMI’s exports of Maya crude oil to the designated customers during 2004 accounted for 100% of PMI’s total Maya crude oil exports to customers in the United States, Canada, and Aruba and 87% of PMI’s total Maya crude oil exports worldwide. Maya crude oil exports to non-designated customers outside the U.S., Canada and Aruba (excluding PMI NASA) accounted for 11.2% of PMI’s total exports of crude oil. Of total Maya crude oil exports not sold to United States, Canadian or Aruban customers (which include PMI NASA), an average of 167.6 tbpd were sold to Europe, 36.3 tbpd to the Far East and 3.2 tbpd to Central America and South America.

During 2004, PMI exported to PMI NASA, Petróleos Mexicanos’ Mexican affiliate, approximately 2% of its total Maya crude oil exports under a long-term contract.

On sales made from January 1, 1993 through May 31, 2005 PMI did not record any losses for unpaid receivables relating to purchases of Maya crude oil by the designated customers. Historically, approximately 98% of PMI’s customers have paid by the payment due date in accordance with the credit terms established in their sales contract.

PMI makes a significant percentage of its Maya crude oil sales to designated customers under (i) evergreen contracts, which typically allow the parties to terminate the agreement with three months notice, and (ii) long-term contracts. PMI exports most of the remaining quantity to the same customers pursuant to separate supply contracts under economic terms, with respect to each customer, equivalent to those set forth in the evergreen contracts with such customer. In 2004, PMI sold approximately 90% of its total Maya crude oil exports under evergreen and long-term contracts for specified volumes to third parties. In 2003, PMI sold approximately 92.3% of its total Maya crude oil exports under evergreen and long-term contracts for specified volumes to third parties.

PMI focuses its marketing effort on strengthening customer relationships and bases its marketing strategy on maintaining long-term commercial relationships and customer loyalty. In fact, most of PMI’s crude oil customers are long-standing customers that have had relationships with PEMEX for an average of 15 to 20 years.

A majority of PMI’s crude oil customers receive shipments on a regular basis. As a result, there is little seasonality in PMI’s sales volumes of crude oil. Crude oil customers are invoiced through a pricing formulas set forth in the applicable contract. Generally, PMI bases these formulas on market prices and standard payment terms of 30 days after generation of the bill of lading.

PMI’s Credit Department evaluates the creditworthiness of each potential customer. Based on an evaluation of the customer’s financial position, estimated business potential and current market conditions, the Credit Department recommends a specific credit limit and terms and conditions, including whether the customer should be required to provide advanced payment or a letter of credit issued by a qualified bank. PMI has a comprehensive program to monitor outstanding receivables.

Crude Oil Exports

The source for some of the information in this section and throughout this annual report relating to the Mexican oil industry is PEMEX’s “2004 Statistical Yearbook”. The 2004 Statistical Yearbook is designed to serve as a convenient reference to researchers of the Mexican petroleum industry. It includes selected data from the four subsidiary entities as well as information on PMI.

The following graph summarizes the exports of crude oil by PMI and, prior to PMI’s incorporation in 1989, Petróleos Mexicanos:

Source: PEMEX’s 1998 Statistical Yearbook (data from 1977 to 1997) and PMI’s operating statistics (data from 1998 to 2004)

The following tables set forth the composition and weighted average prices of PMI’s exports of crude oil for the periods indicated:

	Year Ended December 31,
	2000		2001		2002		2003		2004
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by volume)
Olmeca (API gravity of 38°-39°)	398	25%	317	18%	245	14%	216	12%	221	12%
Isthmus (API gravity of 32°-33°)	110	7	87	5	46	3	25	1	27	1
Maya (API gravity of 21°-22°)	1,086	68	1,332	76	1,398	82	1,590	86	1,608	86
Altamira (API gravity 15.0°-16.5°)	11	1	20	1	17	1	14	1	13	1

Total	1,604	100%	1,756	100%	1,705	100%	1,844	100%	1,870	100%

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels
Source:	PMI operating statistics, which are based on information in bills of lading.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(U.S. dollars per barrel)
Crude Oil Prices
Weighted average realized price	$24.79	$18.61	$21.52	$24.78	$31.05
Olmeca	29.00	23.96	24.87	29.32	39.34
Isthmus	27.87	22.27	23.48	28.08	38.04
Maya	22.99	17.19	20.89	24.13	29.82
Altamira	19.67	12.75	19.41	22.81	28.12

Source: PMI operating statistics, which are based on information in bills of lading.

Crude oils can also be classified by their amount of sulfur content by weight. “Sour” crudes contain 3.4% or greater sulfur content by weight and “sweet” crudes contain less than 1.0% sulfur content by weight. Substantially all of PMI’s exports are classified as sour crude.

Geographic Distribution of Exports

In 2004, 98% of PMI’s exports were to countries in the Western Hemisphere. The balance was exported to other countries. The designated customers, which purchased Maya crude oil from PMI in 2004 and/or in 2005 through May 31, are located in three countries. Customers in the United States, Spain and Netherlands Antilles have consistently been PEMEX’s largest customers. During 2004, crude oil exports were distributed as follows:

Exports by Country of Destination of Shipment

Country	Percentage of Exports
United States of America	79.2%
Spain	8.0
Netherlands Antilles	6.2
Canada	1.5
Others	5.0

Total	100.0%

Note:	Numbers may not total due to rounding
Source:	PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the geographic distribution of PMI’s exports of crude oil from January 1, 2000 until December 31, 2004. The table also presents the distribution of exports among PEMEX’s crude oil types for those years:

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	2000		2001		2002		2003		2004
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,230	77%	1,349	77%	1,360	80%	1,467	80%	1,510	81%
Europe	185	12	184	10	181	11	176	10	178	10
Central and South America	149	9	179	10	117	7	137	7	145	8
Far East	40	2	37	2	47	3	63	3	36	2
Africa	—	—	6	0	—	—	1	0	0	0

Total	1,604	100%	1,756	100%	1,705	100%	1,844	100%	1,870	100%

Olmeca (API gravity of 38•-39•)
United States and Canada	378	24%	292	17%	225	13%	195	11%	208	11%
Others	19	1	25	1	20	1	21	1	14	1

Total	398	25%	317	18%	245	14%	216	12%	221	12%

Isthmus (API gravity of 32•-33•)
United States and Canada	68	4%	56	3%	29	2%	11	1%	6	0%
Others	41	3	31	2	17	1	14	1	22	1

Total	110	7%	87	5%	46	3%	25	1%	27	1%

Maya (API gravity of 21•-22•)
United States and Canada	773	48%	982	56%	1,090	64%	1,247	68%	1,283	69%
Others	313	19	350	20	308	18	342	19	325	17

Total	1,086	68%	1,331	76%	1,398	82%	1,590	86%	1,608	86%

Altamira (API gravity of 15.0•-16.5•)
United States and Canada	11	1%	20	1%	17	1%	14	1%	13	1%
Others	—	—	—	—	—	—	—	—	—	—

Total	11	1%	20	1%	17	1%	14	1%	13	1%

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
Source:	PMI operating statistics, which are based on information in bills of lading.

Sales to Designated Customers

The following table sets forth information on PMI’s exports to the designated customers:

	2002	2003	2004
Exports of all types of crude oil to designated customers as a percentage of total exports	84.8%	85.5%	87.0%
Exports of Maya Crude Oil to designated customers as a percentage of total exports of Maya Crude Oil	84.8%	85.2%	87.1%

Because sales to the designated customers change over time, the following tables are not necessarily indicative of future sales.

Of the designated customers, only PMI NASA is an affiliate of Petróleos Mexicanos. PMI NASA owns 50% of the Deer Park Refining Limited Partnership. The remaining 50% of the partnership, which holds the Deer Park Refinery located in Texas, is owned by Shell Oil Company, the general manager of the partnership.

The following table sets out the volumes of Maya crude oil sold to the designated customers, broken down between PEMEX affiliates and third parties, in the period from 2000 through 2004.

	2000		2001		2002		2003		2004
	tbpd	%	tbpd	%	tbpd	%	tbpd	%	tbpd	%
PMI NASA	—	—	48	4.3%	5	0.5%	16	1.2%	31	2.2%
Non-Affiliates	891	100.0	1,077	95.7	1,194	99.5	1,350	98.8	1,380	97.8

Total	891	100.0%	1,125	100.0%	1,200	100.0%	1,366	100.0%	1,411	100.0%

Note: Numbers may not total due to rounding
Source: PMI
The following table provides a breakdown of the sales of crude oil by type during 2004 to PMI’s customers, identifying sales to affiliates and third parties.
	Total Crude Oil Exported by Type as of December 31, 2004 Type of Crude Oil Exported
	Isthmus		Olmeca		Maya		Altamira		Total
	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)
PMI NASA	—	$—	2.2	$35.5	31.1	$361	—	$—	33	$397
Third parties	27	381	219	3,152.6	1,577	17,190	13	138	1,837	20,861

Total	27	$381	221	$3,188	1,608	$17,551	13	$138	1,870	$21,258

Note:        Numbers may not total due to rounding.

Source:    PMI.

The following table sets forth the accounts receivable generated and outstanding as of December 31, 2004, corresponding to export sales of Maya crude oil to the designated customers, broken down by affiliates and third parties:

Accounts Receivable Purchased by Pemex Finance by Customer Affiliation for Designated Customers

(Maya crude oil only)

(as of December 31, 2004)

Accounts Receivable
(millions of U.S. dollars)
Type of Customer

PMI NASA	$81
Third parties	$1,032

Total	$1,113

PMI’s Delinquency and Loss Experience

PMI did not incur any losses for unpaid receivables on its sales made from January 1, 1993 through December 31, 2004. As of December 31, 2004, PMI was not required to record on its books provisions for losses on accounts receivable corresponding to export sales of crude oil. However, PMI’s loss and delinquency experience for receivables, including purchased receivables sold to us under the receivables purchase agreement, in the future may be different than PMI’s historical experience.

As of December 31 for each year from 1996 to 2000, PMI had no past due receivables, compared to past due receivables of U.S.$19.9 million as of December 31, 1995. As of December 31 for each year from 2002 to 2004, PMI had no past due receivables, compared to past due receivables of U.S.$13.57 million as of December 31, 2001, which was paid in full on January 2, 2002. The following table sets forth the maximum number of days of past due accounts during the years indicated.

Year	Maximum Number of Days of Past Due Accounts
1996	4
1997	7
1998	5
1999	3
2000	4
2001	4
2002	7
2003	6
2004	4

PMI’s customers subsequently paid all the past due receivables at these dates in full, with interest.

Average Delinquencies

Approximately 98% of PMI’s customers pay on the payment due date in accordance with the credit terms established in their respective sales contracts, and the remainder pay within 30 days thereafter. PMI’s low rate of payment delinquencies is attributable to:

•	the high credit quality of its portfolio of customers,

•	PMI’s contract terms and conservative credit policies, and

•	the relatively high interest rate and administrative charges (Prime rate plus 2%, not compounded) which PMI charges as a penalty on delinquent payments.

The majority of untimely payment delinquencies which PMI has experienced are a result of administrative problems which are settled within seven days. Historically, PMI’s customers have paid the invoice amounts in full regardless of disputes related to price and claims of quality and quantity. These disputes are settled through credit and debit notes.

PMI’s management is unaware of any trend that would change its portfolio performance.

The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil for each quarter during the period from January 1, 2000 through December 31, 2004.

P.M.I. Comercio Internacional, S.A. de C.V.

Historic Aging Schedule(1)

(by quarter)

	Sales during quarter	Past due at end of period indicated
		01-30	31-60		61-90	91-120	>120
		(millions of U.S. dollars)
2000
March 31	3,140.93	3,140.93	—		—	—	—
June 30	3,470.06	3,470.06	—		—	—	—
September 30	3,902.54	3,902.54	—		—	—	—
December 31	3,965.39	3,965.39	—		—	—	—
2001
March 31	3,171.53	3,171.53	—		—	—	—
June 30	3,046.38	3,046.38	—		—	—	—
September 30	3,197.13	3,197.13	—		—	—	—
December 31	2,760.06	2,746.49	13.57	(2)	—	—	—
2002
March 31	2,312.68	2,312.68	—		—	—	—
June 30	3,293.27	3,293.27	—		—	—	—
September 30	3,480.18	3,480.18	—		—	—	—
December 31	3,726.32	3,726.32	—		—	—	—
2003
March 31	4,527.50	4,527.50	—		—	—	—
June 30	3,453.20	3,453.20	—		—	—	—
September 30	4,308.23	4,308.23	—		—	—	—
December 31	4,073.31	4,073.31	—		—	—	—
2004
March 3l	4,513.82	4,513.82	—		—	—	—
June 30	4,949.75	4,949.75	—		—	—	—
September 30	5,340.55	5,340.55	—		—	—	—
December 31	6,391.54	6,391.54	—		—	—	—

(1)	All designated customers have 30 days from the bill of lading to pay each invoice.
(2)	Paid in full on January 2, 2002.

Source: PMI.

Credit and Collection Policies

Credit Approval Process

All of PMI’s customers pay in one of three manners:

•	from an open account,

•	through a letter of credit, or

•	with advance payments.

During 2004, 12.36% of PMI’s export sales of crude oil were backed by letters of credit. The remainder was paid from open accounts. The manner in which each customer pays for the crude oil it purchases reflects PMI’s assessment of the credit risk that customer presents. PMI’s financial area carries out the evaluation and monitoring of the creditworthiness of each customer, and the assessment of the manner in which it should pay. Under the agreements governing Pemex Finance’s operations and purchase of receivables, PMI agreed to apply its credit and collection policies to all of the designated customers, including the affiliated designated customer. The financial area receives information from different sources, including audited financial records, commercial and banking references and external credit reports prepared by credit and rating agencies. This assessment, which involves financial analysis, focuses primarily on the customer’s capacity to generate cash flow and its prior credit history. The financial area compares the client’s financial structure, liquidity, cash flow and profitability ratios with the industry and regional market in which the company operates. PMI also considers country and sovereign risk in the analysis. Based on this information, PMI’s financial area issues an opinion to the credit committee on the creditworthiness of the future customer.

The PMI credit committee is responsible for evaluating certain types of credits. More specifically, credit committee approval is required for:

•	granting a client the right to pay through the open account method;

•	deciding to require a client who currently pays through an open account to use another alternative;

•	increasing line of credit limits;

•	accepting new clients without an investment grade rating assigned by Standard & Poor’s or Moody’s; and

•	canceling existing lines of credit.

All other cases are subject to assessment and action by the financial area, which reports its recommendations and actions to the credit committee. The credit committee meets at least once a month. Its members include PMI’s directors and finance manager. At least once a year the financial area will reevaluate its recommendations regarding each credit line. All lines of credit are submitted to the credit committee for renewal at maturity. If a customer has not purchased from PMI during the prior two years, its line of credit will not be renewed until it is needed.

The financial area takes primary responsibility for monitoring PMI’s credit exposure on a daily basis. The financial area is a subdivision of the finance department, which is composed of the finance manager, the accounting manager, the risk management department, the systems manager and the treasurer.

Contract Terms and Conditions

PMI makes a significant percentage of its crude oil sales under evergreen contracts, which typically allow the parties to terminate the agreement with three months notice, and long-term contracts. PMI exports most of the remaining quantity to the same customers that purchase under evergreen contracts but under separate supply contracts, applying the pricing formula included in the evergreen contracts. PMI’s export sales of crude oil are conducted on a “free-on-board” (FOB) basis. In practically all cases, title to the crude oil passes to the customer upon the crude’s loading on the ship. The invoice prepared by PMI’s treasury department states the final price for the quantity delivered. PMI generally prepares the invoice within five days of the delivery of crude oil, and presents it to the customer immediately by fax or telex transmission. The full amount of the invoice is due within the term established by the contract for such customer, which is generally 30 days from the day the bill of lading is generated. The bill of lading is generated when the crude oil is loaded onto the ship. PMI typically imposes interest on a daily basis equivalent to an annual rate of Prime rate plus 2%, not compounded, for all past due accounts. PMI may provide discounts or rebates for advance payments of any amount due.

Sales prices for Mexican crude oil are based on formulas which vary for each type of crude oil and for each geographic region in which specific crude oil is sold. These formulas consider international market quotations for one or more benchmark crude oil or products and a constant set by PEMEX’s pricing committee (which consists of representatives from the Ministry of Energy, the Ministry of Finance and Public Credit, the Ministry of Economy, the General Comptroller’s Office, Banco de México and PEMEX). The pricing formulas differ by consuming regions and the type of crude oil.

Monitoring of Existing Accounts

PMI has a comprehensive program for monitoring its outstanding receivables. Senior management in the commercial and finance areas is notified of any overdue payments by a customer on a daily basis, and may suspend future sales to that customer or cancel its credit unless the customer promptly pays its overdue invoices. The credit department also monitors the creditworthiness of existing customers, including affiliated customers, adjusting the terms of sale to reflect changes in each customer’s creditworthiness.

Marketing

PMI focuses its marketing effort on strengthening customer relationships by analyzing and understanding specific purchasing patterns, closely monitoring market conditions and reacting promptly to price variations. Its marketing strategy is based on maintaining long-term commercial relationships and customer loyalty. In fact, most of PMI’s crude oil customers are long-standing customers that have had relationships with PMI or, prior to PMI’s incorporation in 1989, Petróleos Mexicanos for an average of 15 to 20 years.

In 2004, all of PMI’s crude oil export sales to customers qualifying as designated customers were made pursuant to PMI’s general terms and conditions to customers with which it maintains long-standing commercial relationships. In 2004, all of the invoices for crude oil export sales were paid within the established credit terms. PMI has a policy of not selling crude oil on the spot market. PMI has a policy under which it only sells its crude oil to customers that own or operate refineries.

Sales to Affiliates. PMI NASA is PMI’s only current customer which both qualifies as a designated customer and is an Affiliate of Petróleos Mexicanos. It has entered into a long-term supply contract with PMI which requires the supply of minimum quantities of crude oil and other feed stocks under an evergreen contract, which has a three month phase-out clause. PMI exported 33 tbpd crude oil to PMI NASA during 2004.

Sales to Third Parties. PMI’s sales to third parties for exports of crude oil, including sales to the designated customers with which it maintains long-standing commercial relationships, are made at market prices pursuant to PMI’s general terms and conditions. Among its customers are most of the major oil companies and other large private companies. Sales under PMI’s general terms and conditions are priced in U.S. dollars.

DESCRIPTION OF PRINCIPAL AGREEMENTS

We have entered into several agreements which govern the purchase, sale and collection of the receivables described in this annual report. The first, the receivables purchase agreement, is among PMI Services, PMI, PEP and Pemex Finance. Its main purpose is to specify the terms by which PMI Services buys receivables from PMI and we buy receivables from PMI Services. The second agreement is the fiscal and paying agency agreement we entered into with The Chase Manhattan Bank (now JPMorgan Chase Bank, N.A.), as fiscal and paying agent, and Chase Manhattan Bank Luxembourg, S.A. (now J.P. Morgan Bank Luxembourg S.A.), as paying agent. The fiscal agency agreement establishes many of the important covenants and events of default with which we must comply. It also governs the fiscal agent’s role as our principal paying agent for the payment of principal, interest and premium, if any, in respect of our Indebtedness, including the Notes.

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

Copies of these agreements are also available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at JPMorgan Chase Bank, N.A., Capital Markets Fiduciary Services, 4 New York Plaza, 15th Floor, New York, NY 10004.

See the section entitled “Glossary of Certain Defined Terms Used Primarily Under the Captions ‘Description of the Principal Agreements’ and ‘Description of the Indenture’” for definitions of capitalized terms that appear in this annual report.

The Receivables Purchase Agreement

We and PMI Services purchase eligible receivables under the receivables purchase agreement. More specifically, under the receivables purchase agreement, subject to payment of the purchase price:

•	PMI Services has the right to purchase, upon our request and in the amount we specify, eligible receivables of designated customers from PMI;

•	PMI sells to PMI Services all its present and future right, title and interest in, to and under eligible receivables of designated customers that have been generated and will be generated by PMI, without recourse (except as specified under “—Substitution and Repurchase of Receivables” below);

•	we have the right to purchase eligible receivables of designated customers from PMI Services; and

•	PMI Services sells to us all its present and future right, title and interest in, to and under eligible receivables of designated customers generated and to be generated by PMI, without recourse (except as specified under “—Substitution and Repurchase of Receivables” below).

We and PMI Services purchase the eligible receivables in the order in which they are or will be generated. Thus, we acquire title not only to some of the current eligible receivables of designated customers, but also to some of their future receivables. A receivable is considered “generated” at the moment a customer becomes obligated to pay PMI for crude oil. The obligation to pay is the receivable.

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

In the ordinary course, we will buy receivables which are generated by the sale of Maya crude oil. However, we consider any date on which the monthly average amount of PMI’s exports of Maya crude oil to designated customers outside of Mexico for the six months prior to that date is less than 450 tbpd to be a “Maya shortfall day” under the receivables purchase agreement. On any Maya shortfall day, PMI will be obligated to sell to PMI Services and PMI Services will be obligated to sell to us all its present and future rights, title and interest in existing and future eligible receivables of designated customers generated or to be generated in connection with the export of crude oil other than Maya crude oil, including those receivables existing at the close of business on the Maya shortfall day. In addition, we, PMI Services and PMI from time to time may agree to the purchase and sale of existing and future receivables generated or to be generated from the shipment of crude oil other than Maya.

In addition, PMI agrees that any person who is a United States or Canadian person who enters into a long term contract for the purchase of Maya crude oil shall be made a designated customer within 60 days of entering into that contract.

Representations and Warranties

PMI makes some representations and warranties on each date on which we or PMI Services purchase eligible receivables, including that:

•	each designated customer has executed a designated customer notice acknowledging that it has received notice that it should make payments on the purchased receivables into the collection account described in “—The Servicing and Collection Agency Agreement”;

•	each purchased receivable and designated customer notice of a designated customer is the legal, valid and binding obligation of that designated customer;

•	upon completion of any sale of eligible receivables to us under the receivables purchase agreement and attachment of our ownership interest in those receivables, we will have a perfected ownership interest in those purchased receivables;

•	each purchased receivable has been generated in compliance with applicable law; and

•	PMI Services will have all of PMI’s right, title and interest in the purchased receivables free and clear of any lien attributable to PMI.

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

PMI Services has also agreed that:

•	it will use the proceeds of any sale of eligible receivables to us to purchase eligible receivables from PMI;

•	it will not incur any lien, directly or indirectly (other than certain permitted liens, as described in “—The Fiscal Agency Agreement—Covenants—Negative Pledge”) on or with respect to any of its property to secure any Indebtedness; and

•	it will not (1) engage in any business other than the acquisition and sale of eligible receivables, the other transactions contemplated by the transaction documents, and any activity incidental, necessary or convenient to accomplish those transactions, or (2) enter into or be a party to any other agreement or instrument, except that PMI Services may borrow funds on a subordinated basis from any of its Affiliates in accordance with the transaction documents.

Finally, PMI has agreed:

•	upon generation of any eligible receivable of designated customers for which the purchase price has been paid to PMI, promptly to identify, or cause the servicer to identify, this receivable as sold to PMI Services and subsequently to us;

•	to keep as shall be reasonable appropriate records, maintain and implement adequate administrative and operating procedures and permit our representatives to examine the documentation relating to the generation, sale, administration and collection of purchased receivables;

•	with some exceptions, to cause the monthly average amount of eligible receivables of designated customers that are generated by PMI during any consecutive twelve month period and that are not subject to any encumbrance other than as provided under the receivables purchase agreement to represent at least the lesser of:

•	20 million barrels of Maya crude oil; and

•	80% of PMI’s total eligible receivables generated from sales of Maya crude oil;

•	to add one or more new designated customers in the event that the monthly average amount of PMI’s exports of Maya crude oil to customers which are not designated customers incorporated in the United States, Canada or Aruba exceeds 40% of PMI’s total exports of Maya crude oil during any consecutive six month period. If PMI is required by this covenant to add designated customers, it shall add sufficient new customers so that, if the new designated customers had been designated customers throughout the six month period, the monthly average amount of exports of Maya crude oil to all designated customers during the six month period would have been at least 70% of PMI’s total exports of Maya crude oil during the period. PMI shall add these new designated customers from countries which are members of the Organization for Economic Cooperation and Development first and from other countries second;

•	to add one or more new designated customers in the event that the monthly average amount of PMI’s exports of Maya crude oil to customers who are neither designated customers nor end users exceeds 20% of PMI’s total exports of Maya crude oil during any consecutive three month period. An end user is a customer of PMI who purchases crude oil from PMI for its own use and not for resale. PMI shall add new designated customers until the monthly average amount of export sales to designated customers who are both designated customers and end users during the three month period plus the exports to new customers would have been no less than 70% of PMI’s total exports of Maya crude oil;

•	not to amend the designated customer notices without the prior written consent of Petróleos Mexicanos and the fiscal agent, in accordance with the transaction documents;

•	to maintain in effect the servicing and collection agency agreement;

•	to preserve and maintain its corporate existence;

•	to conduct all business transactions with PEP, PMI Services and us on an arm’s length basis according to industry standards;

•	to take all further action, reasonably necessary and requested by us, to protect or more fully evidence our right, title and interest in the purchased receivables at its expense;

•	not to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, or attempt or purport to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, the terms of any purchased receivables, except as provided in the receivables purchase agreement;

•	not to change its identity or corporate structure in any manner which would or might make any financing statement or continuation statement seriously misleading within the meaning of Section 9-402(7) of the Uniform Commercial Code, or impair the perfection of our interest in any purchased receivable without prior written notice to us;

•	not to prepare any financial statements which shall account for the transactions contemplated under the receivables purchase agreement in any manner other than as purchases or sales of the purchased receivables originated by PMI, except in connection with the preparation of financial statements for tax or tax accounting purposes in accordance with applicable laws;

•	to perform all of the obligations required to be performed by it under each contract relating to the purchased receivables in accordance with the terms of that contract, and to take all actions reasonably necessary to maintain its rights under such contracts in full force and effect;

•	to take or obtain any action, consent or approval of, registration or filing with, or any other action by, any governmental authority of Mexico, The Netherlands, the Cayman Islands or the United States as may be required in connection with the transactions contemplated in the receivables purchase agreement; and

•	to conduct its sales to designated customers that are directly or indirectly Controlled by Petróleos Mexicanos in a manner consistent with its application of its collection policies to designated customers that are not Affiliates of Petróleos Mexicanos.

Substitution and Repurchase of Receivables

In most cases, PMI shall not have any:

•	right, title or interest in or to the purchased receivables;

•	obligation to repurchase the purchased receivables; or

•	right or obligation to substitute other receivables for the purchased receivables.

However, PMI may elect to repurchase, directly or indirectly, receivables it sold to us at any time under the following circumstances:

•	when a representation or warranty made with respect to that purchased receivable in the receivables purchase agreement was inaccurate at the time that the representation or warranty was made;

•	when the designated customer owing payment on that purchased receivable was not an eligible customer as of the date that the receivable was generated or, if it was generated prior to our purchase of it, the date it was purchased; or

•	when that purchased receivable was not an eligible receivable as of the date it was generated or, if it was generated prior to our purchase of it, the date it was purchased.

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

Replacement: Circumstances in Which PMI Services or PMI Will Assume the Other’s Obligations

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

In both exceptions, the assignee of PMI Services must be an entity which, in the case of a bankruptcy or insolvency event of PMI, will not be treated as part of the bankrupt estate of PMI. In addition, in each case (A) the assignee must expressly assume all the obligations of PEP, PMI Services or PMI, as the case may be, under the receivables purchase agreement and (B) the following documents must be delivered to us prior to the assumption:

(1)	(a) opinions of counsel to the assignee with respect to the laws of New York, Mexico and the jurisdiction where the assignee is located stating that:

•	the receivables purchase agreement is a valid, binding and enforceable obligation of the assignee;

•	the receivables purchase agreement is in the proper form to, and the execution and delivery of it and our payment of the purchase price for the purchased receivables constitutes all action required to, convey to us all of the assignee’s right, title and interest in the purchased receivables; and

•	all action has been taken to permit our interest in the purchased receivables to be perfected upon attachment;

(b)	an opinion of New York counsel to the assignee stating that the designated customer notices are valid and binding obligations of, and enforceable against, the designated customers under New York law;

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

Substitution to Mitigate Taxes

The rights and obligations of PMI or PMI Services may be assigned to another entity that assumes those rights and obligations without the consent of the fiscal agent for several reasons related to taxation. Namely, this assignment may be made to mitigate any increase in taxes payable by PMI with respect to the transactions contemplated by the receivables purchase agreement as a consequence of (1) a change in tax laws or regulations in Mexico or (2) any change in the application or official interpretation of those laws or regulations. PMI or PMI Services can only assign its rights and obligation under these circumstances if, after giving effect to the assignment and assumption, the following conditions are fulfilled:

(1)	the affirmation by each rating agency that is then rating our notes of the rating it is giving the notes;

(2)	the satisfaction of the requirements regarding opinions of counsel and designated customer notices described in clauses (1) and (2) above in “—Assignment”;

(3)	no event of default or event that with the passage of time or the giving of notice would constitute an event of default or specified event under the fiscal agency agreement, as described in “— The Fiscal Agency Agreement—Events of Default” and “—Specified Events”, shall have occurred and be continuing;

(4)	any insurance, guaranty or other suretyship arrangement regarding any notes to which we have previously consented in writing shall be in full force and effect;

(5)	the satisfaction of any steps required under Mexican law; and

(6)	the receipt of an opinion of Mexican counsel, which counsel must be reasonably acceptable to Pemex Finance, stating that the assignment does not materially impair the characterization of the transactions contemplated by the receivables purchase agreement.

Perfection of Pemex Finance’s and PMI Services’ Ownership or Security Interest in the Purchased Receivables

No law in Mexico, The Netherlands or the Cayman Islands requires filing or recording with any governmental office for the establishment, preservation, protection, perfection or priority of an ownership or security interest in purchased receivables, whereas New York law requires the filing of appropriate UCC financing statements in the jurisdiction in which PMI and PMI Services, as sellers, are located. PMI and PMI Services would be considered located in the District of Columbia for this purpose. Under the foregoing laws, no further act will be required to establish, preserve, protect, perfect or establish the priority of, our or PMI Services’ ownership interest or security interest in the purchased receivables upon:

•	the completion of any sale of eligible receivables by PMI to PMI Services and by PMI Services to us in accordance with the receivables purchase agreement,

•	the delivery of notice to the designated customers and the receipt by PMI of a duly executed and completed acknowledgment of that notice,

•	the satisfaction of some Mexican law formalities, and

•	the filing of UCC financing statements with the appropriate filing office in respect of the sale of eligible receivables by PMI to PMI Services and by PMI Services to us.

Governing Law, Jurisdiction and Waiver of Immunity

The receivables purchase agreement is governed by and interpreted in accordance with the laws of the State of New York with the following exceptions:

•	the laws of Mexico govern the authorization and execution of the agreement by PEP and PMI and all sales of receivables under the receivables purchase agreement,

•	the laws of The Netherlands govern the authorization and execution of the agreement by PMI Services, and

•	the laws of the Cayman Islands govern our authorization and execution of the agreement.

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

PEP and PMI have reserved the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 with respect to actions brought against either of them under United States federal securities laws or any state securities laws. Further, PEP’s and PMI’s appointment of the applicable process agent as its agent for service of process will not extend to these actions. In the absence of this waiver of immunity by PEP, it would not be possible to obtain a judgment in an action brought in a United States court against PEP, unless such court were to determine that PEP is not entitled under the Immunities Act to sovereign immunity with respect to that action. The same is true of PMI. Even if a United States judgment could be obtained in any action under the Immunities Act, it may not be possible to obtain in Mexico a judgment based on such a United States judgment. Moreover, execution upon property that PEP or PMI may have in the United States to enforce a judgment obtained under the Immunities Act may not be possible except under the limited circumstances specified in the Immunities Act.

Article 27 of the Political Constitution of the United Mexican States, Articles 6 and 13 (formerly Articles 16 and 60) of the General Law on National Patrimony (and other related articles), Articles 1, 2, 3, 4 (and related articles) of the Regulatory Law to the Regulatory Law, Articles 15, 16 and 19 of the Regulations to the Regulatory Law, Articles 1, 2, 3, 4 (and other related articles) of the Organic Law of Petróleos Mexicanos and Subsidiary Entities and Article 4 of the Federal Code of Civil Procedures of Mexico establish, among other things, that:

•	attachment prior to judgment, attachment in aid of execution and execution of a final judgment may not be ordered by Mexican courts against property of Petróleos Mexicanos and some of the subsidiary entities;

•	all domestic petroleum and hydrocarbon resources (whether solid, liquid or gas form) are directly, permanently and inalienably vested in Mexico (and, to that extent, subject to immunity);

•	(a) the exploration, exploitation, refining, transportation, storage, distribution and first-hand sale of crude oil, (b) the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with that exploitation and production, and (c) the production, storage, transportation, distribution and first-hand sale of the derivatives of petroleum (including petroleum products) and natural gas that are susceptible of being used as basic industrial raw materials and that constitute “basic petrochemicals” (the “petroleum industry”) are reserved exclusively to Mexico (and, to that extent, assets related thereto are entitled to immunity); and

•	the public entities created and appointed by the Federal Congress of Mexico to conduct, control, develop and operate the petroleum industry of Mexico include Petróleos Mexicanos and PEP. Therefore, Petróleos Mexicanos and PEP are entitled to immunity in respect to such exclusive rights and power.

As a result, notwithstanding PEP’s waiver of immunity described in the preceding paragraph, a Mexican court may not enforce a judgment against PEP by ordering the attachment of its assets.

Termination

The receivables purchase agreement may be terminated by the parties at any time 90 days after notification by the fiscal agent that we have satisfied and discharged all of our obligations under any of our Indebtedness and that Indebtedness has ceased to be of further effect.

Limitation on Contract Liability

•	None of Mexico, Petróleos Mexicanos, PMI, PMI Services and Pemex Finance, or any of their Subsidiaries or Affiliates in any way guarantees or is liable for payment by any designated customer of the purchased receivables;

•	none of Petróleos Mexicanos, its Subsidiaries, including PEP, or any of its Affiliates is obligated under the receivables purchase agreement to produce or export oil; and

•	none of the fiscal agent, the trustee, the collection agent, or any holder of our Indebtedness has any ownership interest or security interest in Mexico’s crude oil, whether in the ground or extracted.

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

When we use the term “lien” we mean, with respect to any property of any kind, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest or other security or similar agreement of any kind on or with respect to the property, including any conditional sale or other title retention agreement that has substantially the same economic effect as any of the foregoing.

Under the fiscal agency agreement, however, we are permitted to incur “permitted liens”, including liens used to secure the purchase price of any kind of property or assets we acquired after the date of the fiscal agency agreement, or to secure Indebtedness incurred solely to finance the acquisition of property or assets we acquired after the date of the fiscal agency agreement, in both cases other than receivables we purchase under the receivables purchase agreement. In addition:

•	a permitted lien must be limited to the related property or asset;

•	any Indebtedness it secures must be for an amount that does not exceed the purchase price of the relevant property or asset;

•	a permitted lien must be created within 180 days of the acquisition of the relevant property or asset; and

•	the aggregate amount of Indebtedness outstanding at any one time that is secured by permitted liens cannot exceed U.S.$1,000,000.

Use of Proceeds

We will apply the net proceeds of all the Indebtedness we incur to:

•	purchase eligible receivables of designated customers generated or to be generated from PMI Services in accordance with the receivables purchase agreement;

•	service or refinance existing Indebtedness; or

•	for general corporate purposes as permitted by the “—Our Business” covenant described below.

Financial Covenants

We agree to comply with certain financial covenants on each date of determination. By “date of determination”, we mean the first day of every month, any date on which we incur Indebtedness or any date on which we make a restricted payment, as described below in “—Limitation on Restricted Payments”. More specifically, on these dates of determination we will not allow:

•	the total liabilities to equity ratio to be greater than 7 to 1. By “total liabilities to equity ratio”, we mean the aggregate outstanding principal amount of all Indebtedness that we incur, other than subordinated debt provided by Petróleos Mexicanos, divided by our Equity. Equity includes our total paid-in capital, retained earnings and reserves, as well as the subordinated debt which Petróleos Mexicanos provided to us. In order to be included in the determination of Equity, subordinated debt must be subordinated in accordance with the fiscal agency agreement; or

•	the debt service coverage ratio to be less than 3 to 1. By “debt service coverage ratio”, we mean, during the 90-day period preceding each of these dates, the sum of:

(1)	the aggregate amount of payments made to us by obligors on the purchased receivables,

(2)	capital contributions, including the proceeds of the subordinated debt held by Petróleos Mexicanos or any of its Affiliates that is subordinated in accordance with the fiscal agency agreement, in the form of cash or permitted investments as described below in “—Limitation on Transfers of Receivables; Investments”, (net of restricted payments during that period), and

(3)	income from permitted investments,

divided by the maximum aggregate amount of scheduled debt service for any fiscal quarter during which our Indebtedness is outstanding.

By “debt service” we mean all interim and final (at scheduled maturity, upon acceleration or otherwise) payments of principal, including any amount in respect of original issue discount, of, and premium, if any, and interest on, including additional amounts or similar gross-ups in respect of taxes, and other amounts, including fees and commissions, in respect of our Indebtedness, including any payments, prepayments, redemptions and repurchases of Indebtedness.

By “scheduled debt service” we mean, on any date, payments of principal of, and premium, if any, interest on, and other amounts, including fees and commissions, in respect of our Indebtedness that are scheduled to become due and payable on or after that date in amounts that are determinable as of that date, assuming prevailing interest rates in the case of floating rate Indebtedness.

Debt Incurrence

We will not incur Indebtedness unless, after giving effect to the new Indebtedness,

•	the total liabilities to equity ratio is not greater than 7 to 1;

•	the debt service coverage ratio is not less than 3.5 to 1; and

•	no event of default or specified event, as described below in “—Events of Default” and “—Specified Events”, shall have occurred and be continuing.

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

Payment of Obligations; Compliance With Obligations

We agree to pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all of our obligations, except where:

•	the amount or validity of the obligation is currently being contested in good faith by appropriate proceedings and reserves regarding the obligation in conformity with IAS (now IFRS) or U.S. GAAP, as applicable, have been provided on our books; or

•	the failure to pay, discharge or otherwise satisfy the obligation would not have a Material Adverse Effect.

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

Books and Records

We agree in all material respects to keep proper books of records and account. We agree to maintain full, true and correct entries in these books in conformity with IAS (now IFRS) or U.S. GAAP, as applicable, as well as all requirements of law of all dealings and transactions in relation to our business and activities.

For purposes of this annual report, when we use the term “requirements of law” we mean, as to any person, (a) the certificate of incorporation and by-laws or other organizational or governing documents of that person, and (b) any law, treaty, rule or regulation or a final determination of a court or other governmental authority. In each case, we mean those documents, laws, treaties, rules, regulations or determinations which are applicable to or binding upon that person or any of its property or to which that person or any of its property is subject. However, if the violation of any provision of such document, law, treaty, rule, regulation or final determination will not have a Material Adverse Effect, then that document or law will not be a requirement of law.

Compliance with Law and Contractual Obligations

We agree to comply with all requirements of law and the provisions of the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements, the crude oil sale agreement governing PEP’s sale of crude oil to PMI and all our other material contractual obligations in all material respects.

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

•	the costs incurred shall be fairly allocated to or among those of us for whose benefit the goods or services are provided, and

•	each of us shall bear our fair share of these costs;

(e)	that all business transactions between us and Petróleos Mexicanos or any of its Affiliates shall be only on terms no less favorable to us than those we could obtain if we entered into the transactions with non-Affiliates;

(f)	that we will maintain our office space separate from the office space of Petróleos Mexicanos, PMI, PEP, PMI Services and their Affiliates. However, our office space may be located at the same address as Petróleos Mexicanos, PMI, PEP, PMI Services or one or more of the Affiliates. Moreover, we may not maintain office space in the United States or Mexico;

(g)	that, to the extent we and any of our shareholders or Petróleos Mexicanos or any of its Affiliates have offices in the same location, we shall make a fair and appropriate allocation of overhead costs among us. Further, each of us shall bear our fair share of those expenses;

(h)	to issue separate financial statements prepared at least quarterly and prepared in accordance with IAS (now IFRS) or U.S. GAAP; and

(i)	to conduct our affairs strictly in accordance with our Memorandum and Articles of Association and to observe all necessary, appropriate and customary corporate formalities, including, but not limited to:

•	holding all regular shareholders’ and directors’ meetings;

•	maintaining current minute books; and

•	maintaining financial reports, corporate records and books of account separate from those of any other person.

Preservation of Corporate Existence

We agree:

•	to preserve and maintain our corporate existence, rights, franchises and privileges in the Cayman Islands; and

•	to qualify and remain qualified in good standing as a foreign corporation in each jurisdiction where that qualification is required, other than any jurisdiction where our failure to qualify would not have a Material Adverse Effect.

Assessment

We agree to pay and discharge all taxes, assessments, levies and other governmental charges that are imposed on us. However, we do not need to meet this requirement for taxes, assessments, levies and other governmental charges:

•	that are being contested in good faith by appropriate proceedings and for which we have set aside on our books adequate reserves in accordance with IAS (now IFRS) or U.S. GAAP, as applicable, and

•	where the failure to pay, satisfy or discharge would not have a Material Adverse Effect.

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

We also covenant not to make any investment other than a “permitted investment”, as described below.

An “investment” means:

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

“Permitted investments”, which are not prohibited under this covenant, are:

•	securities issued, unconditionally and fully guaranteed or insured by the full faith and credit of the government of the United States (or any of its agencies or instrumentalities) having maturities of not more than one year from the date of acquisition;

•	dollar-denominated obligations issued or fully guaranteed by the government of Canada, Switzerland or any member country of the European Union or any state of the United States, or any political subdivision or agency of these governments, with maturities of one year or less from the time acquired and rated one of the two highest ratings obtainable by Moody’s and Standard & Poor’s and, if rated by Duff & Phelps or Fitch, by any such rating agency;

•	dollar-denominated certificates of deposit and eurodollar time deposits with maturities of one year or less from the time acquired, banker’s acceptances with maturities of one year or less and overnight bank deposits, in each case with any commercial bank meeting certain size and ratings criteria;

•	repurchase obligations with a term of not more than seven days for underlying securities of the three types described above, entered into with any financial institution meeting the same size and ratings criteria;

•	dollar-denominated commercial paper or other debt instruments with maturities of one year or less from the time acquired and rated one of the two highest ratings by Moody’s and Standard & Poor’s and, if rated by Duff & Phelps or Fitch, by any such rating agency; and

•	dollar-denominated investments in money market funds, including funds in which the fiscal agent or any of its affiliates serves as an administrator, shareholder, servicing agent or custodian, so long as the funds:

(a)	are rated one of the two highest ratings by Moody’s and Standard & Poor’s, and

(b)	if rated by Duff & Phelps or Fitch, by any such rating agency and invest exclusively in investments of the five types described above.

Our Business

We agree not to engage at any time in any business or business activity other than:

•	the acquisition of eligible receivables under the receivables purchase agreement;

•	the assignments and transfers under the receivables purchase agreement;

•	the other transactions contemplated by the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP’s sale of crude oil to PMI; and

•	any activity incidental to these activities and necessary or convenient to accomplish them.

We also covenant and agree not to enter into or be a party to any agreement or instrument other than in connection with the foregoing.

Agreements

We shall not:

(a)	become a party to any type of agreement or undertaking, other than:

•	the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP’s sale of crude oil to PMI and any other documents in connection with the foregoing agreements;

•	leases of office space, equipment or other facilities for our use in our ordinary course of business;

•	employment agreements, service agreements and agreements relating to shared employees; and

•	agreements necessary to perform our obligations or otherwise permitted under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP’s sale of crude oil to PMI and any other documents in connection with the foregoing agreements;

(b)	issue any power of attorney, except:

•	to any collection agent;

•	to the servicer; or

•	for the purpose of permitting any person to perform any functions on our behalf that are not prohibited by or inconsistent with the terms of the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP’s sale of crude oil to PMI and any other documents in connection with the foregoing agreements; or

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

•	a Material Adverse Effect; or

•	an adverse effect on the interests, rights or remedies of the holders of any of our outstanding Indebtedness under or with respect to the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements or the crude oil sale agreement governing PEP’s sale of crude oil to PMI and any other documents in connection with the foregoing agreements.

Offices

We agree that we (a) will not move the location of our chief executive office or our legal head office to a new location within or outside the Cayman Islands and (b) will not move the location of any of the offices where we keep our records concerning the purchased receivables to a new location within or outside the Cayman Islands or Mexico. However, we may do so if we:

•	provide 30 days prior written notice to the holders of our Indebtedness in accordance with the related debt agreement; and

•	take all actions reasonably requested by any holder of our Indebtedness in an Issuer Notice in order to continue the perfection and priority of our ownership or security interest in all purchased receivables and related property then owned or thereafter created, including but not limited to all filings and other acts necessary under the Uniform Commercial Code or similar statute of each relevant jurisdiction. For a description of what we mean by related property, see “—The Designated Customers and Eligible Receivables—The Eligible Receivables”.

Charter

We agree that we shall not amend or make any modification to our Memorandum and Articles of Association if that modification would impair the interests, rights or remedies of the holders of our outstanding Indebtedness under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices, the fiscal agency agreement, each of our debt agreements and the crude oil sale agreement governing PEP’s sale of crude oil to PMI and any other documents in connection with the foregoing agreements. However, we may amend or modify our Memorandum and Articles of Association if we make that modification (a) pursuant to changes in law of the jurisdiction of our incorporation or (b) to change our name, registered agent or the address of our registered office.

Limitation on Restricted Payments

With limited exceptions, we shall not:

•	make any payment on subordinated indebtedness;

•	declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of our capital stock, or any of our subordinated indebtedness, whether now or hereafter outstanding; or

•	make any other distribution in respect thereof.

Under the fiscal agency agreement, these three kinds of payments are considered “restricted payments”.

We may make such payments, declarations or distributions if, after giving effect to that restricted payment:

•	no event of default, specified event or event or condition that would constitute an event of default or specified event, as described below in “—Events of Default” and “—Specified Events”, with notice or in the future shall have occurred and be continuing; and

•	we would be in compliance with the “Debt Service Coverage Ratio” and the “Total Liabilities to Equity Ratio” covenants described above.

We shall not make any payment in respect of unscheduled optional or mandatory prepayments, redemption or repurchases of our Indebtedness, whether directly or indirectly, whether in cash or our property or obligations, unless the payment is of debt service that has been declared immediately due and payable following the occurrence of a default or an event of default under any of our debt agreements. However, we may make these payments if, after giving effect to the restricted payment as if it were included in the payment of principal, interest, premium and other amounts (including fees and commissions) on our Indebtedness that is scheduled to become due and payable on or after we make the restricted payment:

•	no event of default, specified event or event or condition that would constitute an event of default or specified event, as described below in “—Events of Default” and “—Specified Events”, with notice or in the future shall have occurred and be continuing; and

•	we would be in compliance with the “Debt Service Coverage Ratio” and the “Total Liabilities to Equity Ratio” covenants described above.

Events of Default

Under the terms of the fiscal agency agreement, each of the following constitutes an “event of default”:

(a)	our failure to comply with our obligations (1) to maintain and fund the retention account as described below under “—Funding and Administration of Retention Account”, which failure shall continue for seven business days, or (2) to maintain and fund the liquidity facility as described below under “—Liquidity Facility”, which failure shall continue for 30 business days;

(b)	our failure to remedy a breach of

(1)	(x) the “Total Liabilities to Equity Ratio” covenant or

(y) the “Debt Service Coverage Ratio” covenant

by obtaining contributions to our Equity to the extent necessary to restore compliance on a pro forma basis with the applicable covenant after giving effect thereto within 60 days after such breach, including on any date of determination; or

(2)	any covenant under the fiscal agency agreement in any material respect (other than those covenants referred to in paragraphs (a) and (b)(1) above in this sub-section of this annual report) within 60 days after such breach;

For purposes of determining whether a failure to comply with the “Debt Service Coverage Ratio” covenant or the “Total Liabilities to Equity Ratio” covenant has been cured, any capital contributions obtained after we became aware of the failure to comply will be considered payments made to us by obligors on purchased receivables during the three months immediately prior to such failure.

(c)	some events of bankruptcy, insolvency, suspension of payments, liquidation, dissolution or reorganization relating to PMI Services, PMI (unless a novation of the crude oil sale agreement governing PEP’s sale of crude oil to PMI is in effect), PEP, Petróleos Mexicanos or us;

(d)	the occurrence of a change of control that is accompanied by a Rating Decline;

By “change of control”, we mean the occurrence of any of the following events:

•	Pemex Finance Trust ceases to be the “beneficial owner”, as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, directly or indirectly, of 100% of our issued and outstanding capital stock, and there is a reasonable likelihood that that change will have an adverse effect on the holders of the Notes;

•	We consolidate with, or merge into or with, another person, or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets;

•	Petróleos Mexicanos or its successor ceases to be the beneficial owner, directly or indirectly, of at least a majority of the issued and outstanding voting shares of PMI or PMI Services; or

•	PEP sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its oil producing assets (directly or indirectly, by way of merger, transfer of assets or shares of capital stock, or otherwise) to an entity other than Petróleos Mexicanos or its successor, or an Affiliate controlled, directly or indirectly, by Petróleos Mexicanos or its successor, which assumes all of the obligations of PEP under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, the designated customer notices and the crude oil sale agreement.

(e)	our failure to make any payment of principal on our Indebtedness at maturity, including any applicable grace period, in an amount in excess of U.S.$10,000,000 (or the equivalent thereof in any other currency or composite currencies), when the failure has continued for a period of 30 days after our receipt of an Issuer Notice notifying us of that failure;

(f)	our default on any Indebtedness, if that default results in the acceleration of Indebtedness in an amount in excess of U.S.$10,000,000 (or the equivalent thereof in any other currency or composite currencies) without that Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after our receipt of an Issuer Notice notifying us of that default.

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

By “next payment of scheduled debt service”, we mean, on any date of determination for any debt agreement, the amount of the first payment of scheduled debt service on the outstanding Indebtedness under that debt agreement that is scheduled to be paid after that date of determination. Amounts scheduled to be paid on the same date shall be treated as a single payment whether the amounts are principal, interest or otherwise.

(h)	if:

•	any designated customer which is an Affiliate of Petróleos Mexicanos directly or indirectly makes a payment with respect to purchased receivables into or for the account of Petróleos Mexicanos, PMI, PMI Services or any other Subsidiary of Petróleos Mexicanos;

•	PMI does not deliver, or cause to be delivered, that payment to the relevant collection agent for deposit in the collection account; and

•	PMI’s failure to deliver, or cause to be delivered, continues for 7 business days after the payment was made to or for the account of Petróleos Mexicanos, PMI, PMI Services or any other Subsidiary of Petróleos Mexicanos;

(i)	if:

•	PMI fails to comply in any material respect with its obligation under the receivables purchase agreement to cause the monthly average amount of eligible receivables of designated customers it generates during any consecutive twelve month period that are not subject to any encumbrance other than under the receivables purchase agreement to represent at least the lesser of:

•	20 million barrels of Maya crude oil; and

•	80% of PMI’s total eligible receivables generated from sales of Maya crude oil, and Petróleos Mexicanos does not cause PMI to comply with its obligation; and

•	in any month after its failure to comply, PMI directly or indirectly sells Maya crude oil representing more than 30% of its average monthly exports of Maya crude oil during the consecutive twelve-month period prior to the date of determination to any third party; the third party is not required to make all payments on receivables owed to PMI to a collection account; and PMI can obligate the third party to resell the crude oil to third parties who are, in turn, required to make their payments on any receivable to a collection account.

(j) (A)	except with respect to the case described in (h) or (i) above, failure on the part of any of PMI, PEP, Petróleos Mexicanos, PMI Services or us to remedy a material breach of its or our material obligations under the receivables purchase agreement or the letter agreement, and that failure continues for a period of 60 days; or

(B)	failure by PEP to export at least 90% of its exports through PMI, if such failure continues for 30 days. However, if PEP’s exports through PMI are less than 50% of PEP’s exports, the 30 day cure period would not apply;

(k)	any of the representations or warranties of:

(A)	PEP, PMI, PMI Services or us made pursuant to the sections of the receivables purchase agreement entitled (1) “Conduct of Business”, “Organization; Powers”, “Litigation; Compliance with Laws”, and “Consideration Received”, or (2) “Authorization” or “Enforceability”; or

(B)	Petróleos Mexicanos made pursuant to the letter agreement,

prove to have been false or incorrect in any material respect when made, and that representation or warranty continues to be false or incorrect in any material respect for 60 days;

(l) (A)	the Mexican Government, Petróleos Mexicanos or any of its Affiliates takes action, which is not withdrawn, rescinded or reversed within 10 days, that prevents Petróleos Mexicanos, PMI Services, PMI or PEP (or any entity that has assumed the obligations of Petróleos Mexicanos, PMI Services, PMI or PEP under the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement, each designated customer notice and the crude oil sale agreement governing PEP’s sale of crude oil to PMI) from:

(1)	carrying on all or substantially all of its business and operations relating to the generation and sale of receivables, or

(2)	complying with its obligations with respect to the sale of crude oil under the crude oil sale agreement governing PEP’s sale of crude oil to PMI;

(B)	or either Petróleos Mexicanos or PEP:

•	ceases to be a decentralized public entity of the Mexican Government or otherwise controlled by the Mexican Government;

•	is dissolved, disestablished, or suspends its operations, and that dissolution, disestablishment or suspension of operations is material in relation to the business of Petróleos Mexicanos or PEP taken as a whole; or

•	ceases to be the entity which has the exclusive right and authority to conduct on behalf of Mexico the activities of exploration, exploitation, production and first-hand sale of crude oil;

(m) (A)	any of Petróleos Mexicanos, PEP, PMI, PMI Services or us (or any entity that has assumed their or our obligations) revokes, terminates or repudiates the fiscal agency agreement, the receivables purchase agreement, the servicing and collection agency agreement, the crude oil sale agreement governing PEP’s sale of crude oil to PMI or the letter agreement; or

(B)	any of those agreements ceases to be in full force and effect other than pursuant to its terms.

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

The “Issuer Notice” mentioned above in connection with certain events of default is a written notice sent to us by a holder of our Indebtedness, or the relevant trustee or other representative of the holder, specifying that it is an Issuer Notice for purposes of the fiscal agency agreement. To the extent that the debt agreement under which the relevant Indebtedness is issued specifies procedures, requirements or conditions for the giving of an Issuer Notice, the notice must be given in compliance with these requirements.

Any individual debt agreement may provide that one or more of the foregoing events of default do not apply to debt issued under such agreement or may include additional or different events of default. However, such variations shall only apply to the Indebtedness issued under such debt agreement, and not to the Notes.

Specified Events

Under the terms of the fiscal agency agreement, each of the following constitutes a “specified event”:

(1)	upon notification to us pursuant to a Specified Event Notice,

•	our failure to comply with any covenant referred to in clause (b)(1) above under “—Events of Default” and the continuation of that failure; or

•	PMI’s failure to comply in any material respect with its obligation under the receivables purchase agreement to cause the monthly average amount of eligible receivables of designated customers generated by PMI during any consecutive twelve-month period that are not subject to any encumbrance other than under the receivables purchase agreement to represent at least the lesser of:

•	20 million barrels of Maya crude oil; and

•	80% of PMI’s total eligible receivables generated from sales of Maya crude oil;

(2)	an event of default in paragraph (g) under “—Events of Default” shall have occurred and be continuing, or

(3)	any other event or condition that is identified as a special event in any of our debt agreements.

Liquidity Facility

Under the fiscal agency agreement, we have established and are required to maintain a liquidity facility at all times. The liquidity facility is made up of:

•	an account with the fiscal agent which is called the “liquidity account” and

•	acceptable letters of credit delivered to the fiscal agent as described under “—Acceptable Letters of Credit” below.

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

Acceptable Letters of Credit

Instead of holding cash or cash equivalents in the liquidity account, we may provide the fiscal agent with one or more acceptable letters of credit which by their terms require that any drawing on them be deposited in the liquidity account. In this annual report, when we use the term “acceptable letter of credit”, we mean an irrevocable letter of credit that has been issued to and for the benefit of the fiscal agent for the account of someone other than us. In order to be an acceptable letter of credit, a letter of credit:

•	must be issued by an office located in the United States of a bank or trust company which is organized under the laws of the United States or any state thereof that has both a short-term deposit rating of at least P-1 and A-1 and long-term deposit rating of at least A-2 or its equivalent by Moody’s and A by Standard & Poor’s and, if rated by either of Duff & Phelps or Fitch, by any such rating agency. If at any time the issuer of a letter of credit shall cease to meet these requirements, then the letter of credit shall cease to be an acceptable letter of credit; and

•	must by its terms have an initial expiration date at least one year beyond its date of issuance and provide that:

•	the letter of credit will be automatically renewed for a period of at least one year beyond its then current expiration date unless the issuer of the letter of credit provides a written termination notice to the fiscal agent at least 20 business days prior to its then current expiration date; and

•	if we have delivered a termination notice, the fiscal agent shall be entitled, at an office located in the Borough of Manhattan, The City of New York, to draw the full amount available to be drawn under the letter of credit at any time after its receipt of the termination notice and prior to the expiration of the letter of credit. The amount is to be deposited in an account with the fiscal agent.

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

Payment of Accelerated Debt Service

Each of our debt agreements shall expressly provide, and each holder of our Indebtedness upon becoming a holder shall be deemed to agree, that

•	that holder shall only be entitled to receive payment of accelerated debt service in respect of that Indebtedness. By “accelerated debt service”, we mean any debt service which has been declared immediately due and payable (or in the case of a credit enhancement provided with respect to its debt service, the reimbursement obligation has been declared due and payable) after the occurrence of a default or an event of default under any debt agreement, and

•	that holder shall not ask, demand, sue for, take or receive from us, by set-off or in any other manner, or retain, payment (in whole or in part) of accelerated debt service other than such holder’s ratable share of amounts, if any, on deposit in the retention account.

However, that agreement shall automatically cease to have any force and effect upon the occurrence and during the continuance of:

•	any event of default of the type referred to in clauses (a), (b)(1)(x), (c), (d), (g), (h), (i), (j)(B), (k)(A)(2), (k)(B), (l) or (m) above under “— Events of Default” or

•	an event of default of the type referred to in any of our debt agreements which under the terms of that debt agreement triggers a diversion of 100% of collections to the retention account in the same manner as such clauses pursuant to the fiscal agency agreement.

Nonetheless, the right of any person to enforce the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and each designated customer notice against any party thereto or to exercise any right thereunder shall not be limited.

Funding and Administration of Retention Account

Under the fiscal agency agreement, we have established and are required to maintain an account with the fiscal agent designated as the “retention account”.

The provisions of the fiscal agency agreement governing the retention account are only triggered when we receive one or the other of certain notices from holders of our indebtedness, called the “Specific Event Notice” and the “Acceleration Notice”, and while this notice remains in effect. For a more complete discussion of what we mean by these terms, see “Glossary of Certain Defined Terms Used Primarily Under the Captions ‘Description of Principal Agreements’ and ‘Description of the Indenture’”.

On each business day during a period when a Specified Event Notice and/or an Acceleration Notice is in effect, we, or the fiscal agent on our behalf, have agreed to instruct all collection agents to transfer, to the extent available in the collection account, amounts to the retention account as follows:

•	if an Acceleration Notice is in effect and we have received an Acceleration Notice or an Issuer Notice specifying that an event of default of the types referred to in clause (a), (b)(1)(x), (c), (d), (g), (h), (i), (j)(B), (k)(A)(2), (k)(B), (l) or (m) under “—Events of Default” above shall have occurred and be continuing, on each business day 100% of all collections paid into the collection account on the immediately preceding business day on receivables we have purchased under the receivables purchase agreement;

•	in all other cases, 25% of the amount by which the aggregate collections deposited into the collection account on the immediately preceding business day exceed the aggregate amount of debt service (excluding any accelerated debt service) that was paid on the immediately preceding business day.

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

The collection agent will continue to transfer funds to the retention account until it receives a notice from the fiscal agent to cease doing so.

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

The Servicing and Collection Agency Agreement

The servicing and collection agency agreement governs the treatment and allocation of collections upon the receivables. In this annual report, when we say “collection”, we mean all amounts received from the designated customers on the purchased receivables when due in the form of cash, checks, wire transfers or any other form of cash payment. The term also includes:

•	any late payment or default, interest or finance charges assessed against or payable by any customer because that customer has failed to make timely payment in full;

•	all collections received in respect of the related property. For a more complete description of what related property is, see “—The Designated Customers and Eligible Receivables—The Eligible Receivables”;

•	all proceeds of the receivables and collections thereof, including collections evidenced by an account, note, instrument, letter of credit, contract, security agreement, chattel paper, general intangible or other evidence of indebtedness or security;

•	whatever is received upon the sale, exchange, collection or other disposition of, or any indemnity, warranty or guarantee payable in respect of, the foregoing; and

•	all “proceeds” as defined in Section 9-306 of the Uniform Commercial Code as in effect in the State of New York.

Under the servicing and collection agency agreement, UBS AG was appointed to act as the initial collection agent and PMI was appointed to act as the servicer. On October 1, 1999, Standard Chartered Bank replaced UBS AG as collection agent, in accordance with the terms of the servicing and collection agency agreement. Standard Chartered Bank is one of a number of banks with which PMI and Petróleos Mexicanos maintain ordinary banking relationships. When we use the term “collection agent” in this annual report, we mean it to include not only Standard Chartered Bank, but also any of Standard Chartered Bank’s successors appointed in accordance with the servicing and collection agency agreement. Likewise, when we use the term “servicer”, we intend it to include not only PMI, but also any of PMI’s successors appointed in accordance with that agreement.

The Collection Account

The collection account is an account established in the name of PMI, PMI Services and us, which is administered by the collection agent. The designated customers make their payments for crude oil they purchase from PMI into the account, regardless of whether they are buying Maya crude oil or another type of crude oil. In accordance with instructions provided by the servicer, the collection agent allocates the funds held in the collection account to us, PMI Services, PMI, or the retention account, as described below.

Duties of the Collection Agent

The primary responsibility of the collection agent is to transfer payments on each receivable which have been paid into the collection account to the owner of that receivable. Because the designated customers make all their payments, not just those on the purchased receivables, into the account, the collection agent has to allocate the funds between PMI, PMI Services and us. No distribution of collections to us, PMI or PMI Services will be considered definitive until the servicer, relying on information supplied by PMI and the designated customers, determines the proper allocation of each collection. We, PMI and PMI Services have agreed to return any over-payments made to us. Each collection agent will transfer funds corresponding to our interest in any collection account that we, PMI Services and PMI maintain with it within one business day of receiving transfer instructions from the servicer. However, the collection agent will not follow the servicer’s instructions to transfer funds if the fiscal agent has instructed it to instead transfer funds to the retention account, as described in “—The Fiscal Agency Agreement—Funding and Administration of Retention Account”.

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

We, PMI Services and, in the event that PMI ceases to be the servicer, PMI will pay the servicer reasonable and documented fees and reimburse the servicer for its reasonable and documented expenses in connection with the performance of its obligations. We may remove PMI as servicer if:

•	it fails to perform its material servicing obligations and this failure continues for 30 days following notice from us; or

•	it willfully breaches any provision of the receivables purchase agreement that restricts or prohibits the sale of receivables of any designated customer or results in collections in respect of purchased receivables not being paid to the collection account.

If a successor has been appointed we may remove any successor servicer at any time.

Representations and Warranties

Each of PMI and PMI Services represents, among other things, that neither the execution, delivery nor performance by it of the servicing and collection agency agreement:

•	violates any law or decree of any governmental authority of the United States, The Netherlands, the Cayman Islands or Mexico;

•	breaches any term of, constitutes a default under or results in the creation of a lien upon any of its property or assets under any indenture, credit agreement or contract; or

•	violates any provision of its by-laws.

PMI has also agreed to:

•	invoice each designated customer receiving a shipment of crude oil and instruct such designated customer to deposit all collections on purchased receivables into the collection account;

•	maintain at its offices a file of all relevant documents relating to the receivables of the designated customers for the benefit of PMI Services, the servicer and us;

•	indemnify and hold harmless PMI Services, any successor servicer and us from all liabilities and losses resulting from any failure of PMI to perform its obligations under the servicing and collection agency agreement;

•	remain as servicer and not resign so long as the servicing and collection agency agreement remains in effect or receivables of designated customers are required to be generated, sold to us and collected. However, in the event of a novation, PMI Services shall replace PMI as servicer; and

•	indemnify and hold harmless the collection agent and its successors, assigns, agents and servants from all claims, liabilities or losses asserted against the collection agent, arising out of its execution of the servicing and collection agency agreement or arising from its good faith performance of its duties under that agreement.

Governing Law, Jurisdiction and Waiver of Immunity

The servicing and collection agency agreement is governed by and interpreted in accordance with the laws of the State of New York, with the following exceptions:

•	the laws of Mexico govern the authorization and execution of the agreement by Petróleos Mexicanos and PMI;

•	the laws of The Netherlands govern the authorization and execution of the agreement by PMI Services; and

•	the laws of the Cayman Islands govern our authorization and execution of the agreement.

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

Petróleos Mexicanos and PMI have reserved the right to plead sovereign immunity under the Immunities Act with respect to actions brought against them under United States federal securities laws or any state securities laws, and each of Petróleos Mexicanos’ and PMI’s appointment of the applicable process agent as its agent for service of process will not extend to these actions. In the absence of this waiver of immunity by Petróleos Mexicanos it would not be possible to obtain a judgment in an action brought in a United States court against Petróleos Mexicanos, unless such court were to determine that Petróleos Mexicanos is not entitled under the Immunities Act to sovereign immunity with respect to that action. The same is true of PMI. Even if a United States judgment could be obtained in any such action under the Immunities Act, it may not be possible to obtain in Mexico a judgment based on such a United States judgment. Moreover, execution upon property that Petróleos Mexicanos may have in the United States to enforce a judgment obtained under the Immunities Act may not be possible except under the limited circumstances specified in the Immunities Act.

Article 27 of the Political Constitution of the United Mexican States, Articles 6 and 13 (formerly Articles 16 and 60) of the General Law on National Patrimony (and other related articles), Articles 1, 2, 3, 4 (and related articles) of the Regulatory Law, Articles 15, 16 and 19 of the Regulations to the Regulatory Law, Articles 1, 2, 3, 4 (and other related articles) of the Organic Law of Petróleos Mexicanos and Subsidiary Entities and Article 4 of the Federal Code of Civil Procedures of Mexico establish, among other things, that:

•	attachment prior to judgment, attachment in aid of execution and execution of a final judgment may not be ordered by Mexican Courts against property of Petróleos Mexicanos and PMI;

•	all domestic petroleum and hydrocarbon resources (whether solid, liquid or gas form) are directly, permanently and inalienably vested in Mexico (and, to that extent, subject to immunity);

•	(a) the exploration, exploitation, refining, transportation, storage, distribution and first-hand sale of crude oil, (b) the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with that exploitation and production, and (c) the production, storage, transportation, distribution and first-hand sale of the derivatives of petroleum (including petroleum products) and natural gas that are susceptible of being used as basic industrial raw materials that constitute “basic petrochemicals” (the “petroleum industry”) are reserved exclusively to Mexico (and, to that extent, assets related thereto are entitled to immunity); and

•	the public entities created and appointed by the Federal Congress of Mexico to conduct, control, develop and operate the petroleum industry of Mexico include Petróleos Mexicanos and PEP. Therefore, Petróleos Mexicanos is entitled to immunity in respect to such exclusive rights and power.

As a result, notwithstanding Petróleos Mexicanos’ waiver of immunity described in the preceding paragraph, a Mexican court may not enforce a judgment against Petróleos Mexicanos by ordering the attachment of its assets.

The Letter Agreement

Petróleos Mexicanos has agreed with us in the Letter Agreement to cause PEP, PMI and PMI Services to comply with their material obligations under the receivables purchase agreement and the crude oil sale agreement governing the sale of crude oil by PEP to PMI. In the letter agreement, Petróleos Mexicanos makes representations and warranties as to:

•	its valid existence;

•	its authority to enter into the letter agreement;

•	the enforceability of the letter agreement in accordance with its terms; and

•	the lack of any actions, suits or proceedings at law or in equity by or before any governmental authority, either pending or threatened, (1) that involves the letter agreement or (2) as to which there is a reasonable possibility of an outcome which would be expected to result in a Material Adverse Effect.

However, none of Petróleos Mexicanos, PEP, PMI, PMI Services, Petróleos Mexicanos’ other Subsidiaries or Affiliates or Mexico:

•	in any way guarantees payment of the purchased receivables;

•	will be liable for nonpayment of any purchased receivable by any designated customer; or

•	will be liable to indemnify any person against any claims or losses suffered by us as a result of a failure by any designated customer to make timely payments on account of purchased receivables.

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

Petróleos Mexicanos reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. Further, Petróleos Mexicanos’ appointment of the process agent as its agent for service of process will not extend to such actions. In the absence of a waiver of immunity by Petróleos Mexicanos with respect to such actions, it would not be possible to obtain a judgment in an action brought in a United States court against Petróleos Mexicanos unless such court were to determine that Petróleos Mexicanos is not entitled under the Immunities Act to sovereign immunity with respect to such action. However, even if a United States judgment could be obtained in any such action under the Immunities Act, it may not be possible to obtain in Mexico a judgment based on such a United States judgment. Moreover, execution upon property of Petróleos Mexicanos located in the United States to enforce a judgment obtained under the Immunities Act may not be possible except under the limited circumstances specified in the Immunities Act.

Article 27 of the Political Constitution of the United Mexican States, Articles 6 and 13 (formerly Articles 16 and 60) of the General Law on National Patrimony (and other related articles), Articles 1, 2, 3, 4 (and related articles) of the Regulatory Law, Articles 15, 16 and 19 of the Regulations to the Regulatory Law, Articles 1, 2, 3, 4 (and other related articles) of the Organic Law of Petróleos Mexicanos and Subsidiary Entities and Article 4 of the Federal Code of Civil Procedures of Mexico establish, among other things, that:

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

production, storage, transportation, distribution and first-hand sale the derivatives of petroleum (including petroleum products) and natural gas that are susceptible of being used as basic industrial raw materials and that constitute “basic petrochemicals” (the “petroleum industry”) are reserved exclusively to Mexico (and, to that extent, assets related thereto are entitled to immunity); and

•	the public entities created and appointed by the Federal Congress of Mexico to conduct, control, develop and operate the petroleum industry of Mexico include Petróleos Mexicanos and PEP. Therefore, Petróleos Mexicanos is entitled to immunity in respect to such exclusive rights and power.

As a result, notwithstanding Petróleos Mexicanos’ waiver of immunity described in the preceding paragraph, a Mexican court may not enforce a judgment against Petróleos Mexicanos by ordering the attachment of its assets.

DESCRIPTION OF THE INDENTURE

We entered into the senior indenture, dated as of December 1, 1998, between ourselves and The Chase Manhattan Bank (now JPMorgan Chase Bank, N.A.), which serves as trustee. The senior indenture provides the framework under which we may issue debt securities from time to time in one or more series. Each series of our Notes was issued under the senior indenture, in each case as supplemented by a supplemental indenture, as follows:

Series of Note	Principal Amount	Final Maturity	Supplemental Indenture
1998 notes

5.72% notes due 2003	U.S.$500,000,000	November 15, 2003	First 5.72% Note Supplemental Indenture between Pemex Finance, MBIA Insurance Corporation (“MBIA”), the Fiscal Agent and the Trustee, dated December 1, 1998

8.02% notes due 2007	U.S.$350,000,000	May 15, 2007	First 8.02% Note Supplemental Indenture between Pemex Finance and the Trustee, dated December 1, 1998

6.30% notes due 2010	U.S.$400,000,000	May 15, 2010	First 6.30% Note Supplemental Indenture between Pemex Finance, Ambac Assurance Corporation (“Ambac”), the Fiscal Agent and the Trustee, dated December 1, 1998

9.15% notes due 2018	U.S.$250,000,000	November 15, 2018	First 9.15% Note Supplemental Indenture between Pemex Finance and the Trustee, dated December 1, 1998

February 1999 notes

6.125% notes due 2003	U.S.$300,000,000	November 15, 2003	Second 6.125% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated February 25, 1999

8.450% notes due 2007	U.S.$200,000,000	February 15, 2007	Second 8.450% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 25, 1999

6.550% notes due 2008	U.S.$300,000,000	February 15, 2008	Second 6.550% Note Supplemental Indenture between Pemex Finance, Ambac, the Fiscal Agent and the Trustee, dated February 25, 1999

8.875% notes due 2010	U.S.$200,000,000	November 15, 2010	Second 8.875% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 25, 1999

February 1999 floating rate notes

Series A floating rate notes	U.S.$100,000,000	February 15, 2014	Floating Rate Notes, Series A, Supplemental Indenture between Pemex Finance and the Trustee, dated as of February 25, 1999

July 1999 notes

9.14% notes due 2004	U.S.$225,000,000	August 15, 2004	Third 9.14% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

9.69% notes due 2009	U.S.$600,000,000	August 15, 2009	Third 9.69% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

7.33% notes due 2012	U.S.$250,000,000	May 15, 2012	Third 7.33% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated July 27, 1999

10.61% notes due 2017	U.S.$200,000,000	August 15, 2017	Third 10.61% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

July 1999 Additional Issuances

9.22% notes due 2004	U.S.$50,000,000	May 15, 2004	9.22% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

Series B floating rate notes	U.S.$90,000,000	February 15, 2014	Floating Rate Notes, Series B, Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

Series C floating rate notes	U.S.$35,000,000	August 18, 2004	Floating Rate Notes, Series C, Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

February 2000 notes

9.03% notes due 2011	U.S.$800,000,000	February 15, 2011	Fourth 9.03% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 10, 2000

7.80% notes due 2013	U.S.$150,000,000	February 15, 2013	Fourth 7.80% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated February 10, 2000

Our 5.72% notes due 2003, our 6.125% notes due 2003, our 9.22% notes due 2004, our 9.14% notes due 2004 and our Series C floating rate notes due 2004 have matured and been paid in full.

Our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 were redeemed and paid in full by us on June 27, 2005 in accordance with the terms thereof.

We refer to the senior indenture and supplemental indentures together simply as the “indenture”.

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

Copies of the supplemental indentures for the Notes outstanding are included as exhibits to this annual report as follows:

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

(d)	the supplemental indentures for the February 2000 notes are included as exhibits as incorporated by reference to the registration statement of Pemex Finance and Petróleos Mexicanos on Form F-4 dated September 27, 2000 (registration statement no. 333-12614).

See also the section entitled “Glossary of Certain Defined Terms Used Primarily Under the Captions ‘Description of Principal Agreements’ and ‘Description of the Indenture,’” where we define the capitalized terms that appear in this annual report. The following summary is subject to, and qualified in its entirety by reference to, all the provisions of the indenture and the Notes.

General

All notes issued under the senior indenture are or will be our direct, unconditional, senior, unsecured and general obligations. These notes enjoy a right of payment prior to the payment of all of our existing and future subordinated Indebtedness, and rank equally in right of payment with all of our existing and future unsecured and unsubordinated Indebtedness. Moreover, the notes rank equally in right of payment among themselves. None of our assets, including for example, the liquidity facility and the retention account, are or will be pledged or made subject to any lien, encumbrance or security interest in favor of the holders of our notes. Also, the senior indenture permits us to incur additional Indebtedness, subject to some limitations. As the total amount of our senior debt grows, each holder’s share of any distribution in the event of our bankruptcy may be diluted.

Covenants

In the supplemental indentures, we agree that we will observe and perform each of the covenants set forth in the fiscal agency agreement and the senior indenture, so long as any amount payable under any of our Notes remains unpaid. The covenants found in both of these agreements are incorporated by reference in each supplemental indenture as if they actually appeared in each one. For a more complete explanation of the covenants in the fiscal agency agreement, see “—Description of Principal Agreements—The Fiscal Agency Agreement—Covenants”.

In the supplemental indentures for the February 2000 notes, we also agree that so long as any amount payable under any of the February 2000 notes remains unpaid, we will not incur additional Indebtedness if, after giving effect to that incurrence of additional Indebtedness, the aggregate outstanding principal amount of our senior Indebtedness would exceed U.S.$7.0 billion, unless Standard & Poor’s, Moody’s and one of either Duff & Phelps or Fitch confirm the rating of the notes immediately prior to that incurrence of additional Indebtedness.

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

Events of Default

Under the senior indenture, the following events constitute an “event of default” with respect to any series of notes:

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

(i)	the occurrence of any “event of default” described under “Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default”.

If we and the fiscal agent receive an Acceleration Notice stating that an event of default listed under paragraphs (a), (b), (e), (f), (g), or (h) above has occurred, then the collection agent will send 100% of the collections on the purchased receivables that we would otherwise receive into our collection account to the retention account instead. As described more fully in the “—Description of Principal Agreements—The Fiscal Agency Agreement—Funding and Administration of the Retention Account”, the retention account is a separate account established with the fiscal agent which is maintained for the benefit of holders of our Indebtedness who are entitled to receive accelerated payments of principal or interest on that Indebtedness. If any of the events of default described above occurs and is continuing, the holders of the notes shall have, subject to the terms and conditions of the indenture, and in addition to all other available remedies at law and in equity, each of the remedies set forth in the indenture. See “—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default”.

Acceleration of Payment

If an event of default occurs and continues with respect to any series of Notes, the trustee has the power to take some actions on behalf of the holders of the Notes. Specifically, the trustee will declare that all principal and interest due from us under a series of Notes will become due and payable:

•	at the direction of the holders of more than 50% of the outstanding aggregate principal amount of the Notes of that series if one of the events of default described under paragraphs (a) or (b) under “—Events of Default” above occurs, or

•	at the direction of 66 2/3% of the outstanding aggregate principal amount of the Notes of that series if one of the events of default described under paragraphs (d), (e), (f), (g), (h) or (i) above occurs.

If the event of default described under paragraph (c) above occurs, acceleration of payments of principal and interest will be automatic, regardless of what action the trustee takes or fails to take.

If we meet specific conditions, the holders of a majority in principal amount of the Notes of the affected series then outstanding may annul the trustee’s declaration of acceleration of payments and waive past events of default. However, the holders may not waive an event of default under any circumstances if it is a continuing failure to pay principal, premium or interest on the Notes.

However, each holder’s right to receive accelerated payment of principal and interest may be limited in some respects. See “—Description of Principal Agreements—The Fiscal Agency Agreement—Payment of Accelerated Debt Service”.

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

Changes Requiring Each Holder’s Approval

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

Concerning the Insured Notes

As of December 31, 2004, we had the following series of insured Notes outstanding:

•	The 6.30% notes due 2010 issued under the senior indenture as supplemented by the First 6.30% Note Supplemental Indenture between us, Ambac and JPMorgan Chase Bank, N.A., as fiscal agent and trustee, dated December 1, 1998;

•	The 6.550% notes due 2008 issued under the senior indenture as supplemented by the Second 6.550% Note Supplemental Indenture between us, Ambac and JPMorgan Chase Bank, N.A., as fiscal agent and trustee, dated February 25, 1999;

•	The 7.33% notes due 2012 issued under the senior indenture as supplemented by the Third 7.33% Note Supplemental Indenture between us, MBIA and JPMorgan Chase Bank, N.A., as fiscal agent and trustee, dated July 27, 1999; and

•	The 7.80% notes due 2013 issued under the senior indenture as supplemented by the Fourth 7.80% Note Supplemental Indenture between us, MBIA and JPMorgan Chase Bank, N.A., as fiscal agent and trustee, dated February 10, 2000.

Each of the foregoing series of our insured notes was redeemed and paid in full by us on June 27, 2005 in accordance with the terms thereof. Of these notes, the 6.550% notes due 2008 and the 6.30% notes due 2010 were insured by Ambac, and the 7.33% notes due 2012 and the 7.80% notes due 2013 were insured by MBIA. Ambac issued and delivered to the trustee a financial guaranty insurance policy for the benefit of the holders of each of the series of notes which it insured. Similarly, MBIA issued and delivered to the trustee a financial guaranty insurance policy for the benefit of the holders of the series of notes which it insured. We refer to these policies as the “note insurance policies”. Under each note insurance policy, MBIA or Ambac, as applicable, unconditionally and irrevocably guarantees full, complete and timely payment of:

•	scheduled interest payments for the series of Notes that it insures; “scheduled interest payments” means, with respect to any series of Notes, scheduled payments of interest accrued on amounts of principal outstanding under those Notes, and any additional amounts as a result of tax or withholding on the payment that we are required to pay in respect of those scheduled payments of principal or interest;

•	originally scheduled principal payments for that series of Notes, and

•	the portion of any payment representing principal and/or interest on that series of Notes which subsequently is avoided in whole or in part as a preference payment under applicable law.

In addition, in connection with each series of insured Notes, we and MBIA or Ambac, as applicable, entered into an insurance and reimbursement agreement. We refer to these agreements as the “insurance agreements”. In each of these agreements, we agreed to reimburse, with interest, the relevant insurer for amounts it paid for claims made under its note insurance policy. Each also sets forth the insurer’s rights with respect to the relevant series of insured Notes.

Redemption

On June 27, 2005, we redeemed and paid in full the entire outstanding principal amount of our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 in accordance with the terms thereof, at an aggregate redemption price equal to U.S.$1,098.4 million. The redemption price was equal to 100% of the outstanding principal amount of each series of Notes that were redeemed, plus (i) accrued and unpaid interest thereon to the redemption date, plus (ii) an amount equal to the applicable make-whole premium calculated pursuant to the relevant supplemental indenture. The aggregate outstanding principal amount of the Notes redeemed was approximately U.S.$994 million.

We funded the payment of the redemption price with collections from accounts receivable we had previously purchased from PMI Services.

Termination of the Note Insurance Policy

The note insurance policies and the obligations of the insurer under those policies terminate upon the expiration of the term of the relevant note insurance policy. The “term of the note insurance policy” means the period from and including the date of issuance of the note insurance policy to and including the later to occur of:

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

However, if an insolvency proceeding by or against us exists during that period, then the note insurance policy and the insurer’s obligations under that policy terminate on the date of the conclusion or dismissal of that insolvency proceeding without continuing jurisdiction by the court. Further, if the holders of insured Notes are required to return any avoided payment as a result of that insolvency proceeding, then the relevant note insurance policy terminate on the date on which the insurer, through its insurer fiscal agent, has made all payments required to be made under the terms of that note insurance policy in respect of all avoided payments.

GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER THE

CAPTIONS “DESCRIPTION OF PRINCIPAL AGREEMENTS” AND “DESCRIPTION OF

THE INDENTURE”

This glossary sets forth the definitions of capitalized terms used under the captions “Description of Principal Agreements” and “Description of the Indenture”. Terms not defined in this glossary are used as defined in such sections or elsewhere in this annual report.

“Acceleration Notice” means a written notice to us and the fiscal agent from any holder of our Indebtedness (or any trustee for or agent or other representative of such holder) with respect to such Indebtedness stating that the stated maturity date of such Indebtedness has been accelerated and providing the basis for such notice and that such notice constitutes an “Acceleration Notice” for purposes of the fiscal agency agreement. If the debt agreement under which that Indebtedness is issued and outstanding contains specific procedures, conditions or requirements for the giving of an “Acceleration Notice” thereunder, then no such notice shall constitute an “Acceleration Notice” unless such procedures, conditions or requirements have been complied with.

“Affiliate” for purposes of the receivables purchase agreement, as to any person means

(1)	any other person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such person, or

(2)	any person who is a director, officer, shareholder or partner (A) of that person, (B) of any Subsidiary of that person or (C) of any person described in the preceding clause (1).

For purposes of this definition, “control” of a person means the power, directly or indirectly, either to

•	vote 20% or more of the securities having ordinary voting power for the election of directors of that person, or

•	direct or cause the direction of the management and policies of that person whether by contract or otherwise.

“Control” (including, with correlative meanings the terms “Controlling”, “Controlled by” and “under common Control with”), as applied to any person, means the possession by another person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, by contract or otherwise) of the power to appoint and/or remove the majority of the members of the board of directors or other governing body of that person or otherwise to direct or cause the direction of the affairs and policies of that person.

“Equity” means our total paid-in capital, retained earnings and reserves and the outstanding principal amount of any capital provided to us in the form of subordinated debt which is subordinated in accordance with the terms of the fiscal agency agreement.

“Guarantee” means any obligation, contingent or otherwise, by any person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any lien on the assets of such person securing obligations of the primary obligor and any obligation of such person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) that Indebtedness or to purchase (or advance or supply funds for the purchase of) any security for the payment of that Indebtedness, (2) to purchase property, securities or services for the purpose of assuring the holder of that Indebtedness of the payment of that Indebtedness or (3) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay that Indebtedness (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing). A Guarantee by any person shall not include endorsements by that person for collection or deposit, in either case, in the ordinary course of business.

“Indebtedness” means at any time (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person, and whether or not contingent,

(1)	any obligation of such person for borrowed money,

(2)	any obligation of such person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property (as defined in “—The Designated Customers and Eligible Receivables—The Eligible Receivables”), assets or businesses,

(3)	any reimbursement obligation of such person with respect to letters of credit, bankers’ acceptances financial guaranty insurance policies or similar facilities issued for the account of or otherwise on behalf of such person,

(4)	any obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business),

(5)	any obligation of such person to pay rent or other payments under a lease of real or personal property which is required to be accounted for as a capital lease or a liability, on the face of that person’s balance sheet (or other arrangement conveying the right to use),

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

(9)	any obligation of the type referred to in clauses (1) through (8) of this paragraph of another person (other than endorsements of negotiable instruments for deposit or collection in the ordinary course of business) and all dividends of another person the payment of which, in either case, such person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise. For purposes of this definition, the maximum fixed repurchase price of any redeemable stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such redeemable stock as if such redeemable stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the fiscal agency agreement or any debt agreement. If such redeemable stock is not then permitted to be repurchased, the repurchase price shall be the book value of such redeemable stock. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. Subordinated debt which constitutes Equity shall not be treated as “Indebtedness”.

“Issuer Notice” means a written notice to us from any holder of our Indebtedness (or any trustee for or agent or the representative of such holder) stating that such notice constitutes an “Issuer Notice” for purposes of the fiscal agency agreement. If the debt agreement pursuant to which that Indebtedness is issued and outstanding contains specific procedures, conditions or requirements for the giving of an “Issuer Notice” thereunder, then no such notice shall constitute an “Issuer Notice” unless such procedures, conditions or requirements have been complied with.

“Material Adverse Effect” means:

(a)	as used in the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and each designated customer notice:

•	any material impairment of Petróleos Mexicanos’, PEP’s, PMI’s or PMI Services’ ability to perform any of its material obligations or to comply with or conduct any of its business in accordance with any of its material representations, warranties, covenants or agreements under any transaction document;

•	any material impairment of the interests, rights or remedies of ours, the fiscal agent, the trustee or the collection agent under any transaction document or any third party beneficiary referred to in Section 7.01 of the receivables purchase agreement; or

•	any material impairment of collectibility or transferability of receivables and

(b)	as used in the fiscal agency agreement and the indenture:

•	any material impairment of our ability to perform any of our material obligations or to comply with or conduct our business in accordance with any of our material representations, warranties, covenants or agreements under any transaction document or

•	any material impairment of our ability to perform any of our payment obligations or other obligations under any debt agreement.

“Rating Decline” means the occurrence on, or within three months after, the date of the occurrence of a change of control, as described in “—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default”, of any of the following events: (a) in the event any of our Indebtedness is rated by any rating agency that has rated that Indebtedness at our request on that date on which a change of control occurs as investment grade, the rating category of that Indebtedness by any rating agency shall be decreased below investment grade as a result of that change of control, (b) in the event any Indebtedness is rated by any, but not all, of the rating agencies on that date on which a change of control occurs as investment grade, the rating category of that Indebtedness by such rating agency shall be decreased below investment grade as a result of that change of control, or (c) in the event any Indebtedness is rated below investment grade by all rating agencies that have rated that Indebtedness at our request on the date on which a change of control occurs, the rating category of such Indebtedness by any rating agency shall be decreased by one or more gradations as a result of that change of control.

For the purposes of this definition, “rating category” means:

•	with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories);

•	with respect to Standard & Poor’s, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

•	the equivalent of any such category of Moody’s or Standard & Poor’s used by Duff & Phelps or Fitch, or any other rating agency.

In determining whether the rating category of any series of notes has decreased by one or more gradations, gradations within rating categories (1, 2 and 3 for Moody’s, “+” or “-” for Standard & Poor’s or the equivalent gradations for another rating agency) shall be taken into account (e.g., with respect to Moody’s, a decline in a rating from Aa2 to Aa3, will constitute a decrease of one gradation). A rating category is “investment grade” if it is:

•	Baa3 or above with respect to Moody’s or

•	BBB- or above with respect to Standard & Poor’s.

“Specified Event Notice” means a written notice to us and the fiscal agent from any holder of our Indebtedness (or any trustee for or agent or other representative of such holder) with respect to that Indebtedness stating that a specified event has occurred and is continuing, identifying that specified event and stating that such notice constitutes a “Specified Event Notice” for purposes of the fiscal agency agreement. If the debt agreement under which that Indebtedness is issued and outstanding contains specific procedures, conditions or requirements for the giving of a Specified Event Notice thereunder then no such notice shall constitute a “Specified Event Notice” unless such procedures, conditions or requirements have been complied with.

“Subsidiary” means, as to any person,

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements as well as PEMEX’s consolidated financial statements in the annual report of Petróleos Mexicanos for the year ended December 31, 2003 and the annual report of Petróleos Mexicanos for the year ended December 31, 2004 as of the date filed, which are incorporated herein by reference.

Overview

Pemex Finance is a special purpose financing vehicle. We were formed as part of a program established to finance PEMEX’s capital expenditures. Our business consists of:

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

See “Item 4. Information on the Company—Description of Business—PEMEX’s Customers and Receivables”.

The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. Historically, the monthly weighted average price of the crude oil that PEMEX exports has fluctuated from a ten-year low of U.S.$7.67 per barrel in December 1998 to a high of U.S.$39.79 per barrel in April 2005. On June 24, 2005, the weighted average spot price of PEMEX crude oil was U.S.$46.36 per barrel.

PEMEX’s crude oil exports to the designated customers are largely comprised of Maya crude oil, which is particularly vulnerable to fluctuations in international crude oil prices. Because Maya crude oil is a heavy sour crude oil with a smaller, more concentrated market, it is more susceptible to drops in international crude oil demand. In addition, when prices of lighter crude oils decrease, Maya crude oil becomes less competitive because it costs more to refine it.

In addition, Mexico is the sole owner of PEMEX and the Mexican Government closely regulates and supervises its operations. Mexican Government intervention could have an adverse effect on the operations of PEMEX, PEP or PMI, which could in turn affect our ability to operate. For instance, if the Mexican Government were to cause PEP to reduce production or limit future capital expenditures, this could reduce PMI’s ability to generate the necessary flow of receivables to support our payments under our indebtedness.

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

The following discussion refers to amounts stated on the basis of IFRS and should be read in conjunction with the audited financial statements included elsewhere in this annual report. Although there are a number of differences between IFRS and U.S. GAAP, application of U.S. GAAP would not have produced differences with respect to our shareholders’ equity and net income. However, a difference would have been produced with respect to the balance sheet presentation of our borrowings. For more information, see Note 11 to our financial statements in Item 18.

The following table summarizes our firm commitments on December 31, 2004 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods. We have no other commercial commitments.

	Principal Payments Due by Period
	Total due	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of U.S. dollars)
Long-term Debt
1998 notes
8.02% notes due 2007	$292	$117	$175	$—	$—
6.30% notes due 2010	400	—	200	200	—
9.15% notes due 2018	250	—	—	—	250

February 1999 notes
8.45% notes due 2007	75	33	42	—	—
6.55% notes due 2008	229	71	159	—	—
8.875% notes due 2010	200	—	93	107	—

February 1999 floating rate notes
Series A floating rate notes	100	—	—	—	100

July 1999 notes
9.69% notes due 2009	570	120	360	90	—
7.33% notes due 2012	250	—	31	125	94
10.61% notes due 2017	200	—	—	—	200

July 1999 additional issuances
Series B floating rate notes	90	—	—	—	90

February 2000 notes
9.03% notes due 2011	800	—	440	320	40
7.80% notes due 2013	150	—	—	66	84

Subordinated Debt Obligations
January 2002	715	—	—	—	715

Total	$4,321	$341	$1,500	$907	$1,573

As of December 31, 2004, the fair value of our financial instruments, based on the final maturity dates thereof, is as follows:

Source of Fair Value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
Prices actively quoted	$—	$386	$869	$1,986	$3,241
Prices based on models and other valuation methods	—	236	419	1,425	2,080

On June 27, 2005, we redeemed and paid in full the entire outstanding principal amount of our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 in accordance with the terms thereof, at an aggregate redemption price equal to U.S.$ 1,098.4 million. The redemption price was equal to 100% of the outstanding principal amount of each series of Notes that were redeemed, plus (i) accrued and unpaid interest thereon to the redemption date, plus (ii) an amount equal to the applicable make-whole premium calculated pursuant to the relevant supplemental indenture. The aggregate outstanding principal amount of the Notes redeemed was approximately U.S.$994 million. In addition, on June 27, 2005, after the payment of the redemption price with respect to our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013, we prepaid U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) to Petróleos Mexicanos under the subordinated note dated January 1, 2002.

Results of Operations

A Three-Year Comparison

Revenues

Revenues are primarily composed of interest income from discount on purchased accounts receivable and other income, which consists of:

•	earnings on amounts invested in temporary cash investments during the period, including pursuant to the liquidity facility requirements; and

•	earnings on amounts held overnight for us in the collection account.

The following table sets forth the amount of revenues earned during the years ended December 31, 2002, 2003 and 2004 which are attributable to each source of revenues.

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Interest income from discount on purchased accounts receivable	$489,504	$455,994	$427,867
Other income	3,387	2,289	3,203

Total revenues	$492,891	$458,283	$431,070

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

We record revenue from the discount on purchased accounts receivable for a period as income when earned as follows:

•	discounts on future (ungenerated) purchased accounts receivable are determined by applying the relevant discount rate to the daily balance of future eligible receivables;

•	discounts on current purchased accounts receivable are determined by applying the relevant discount rate to the invoice amount of the receivable based on the number of days from generation until that current eligible receivable becomes due and payable by the designated customer; and

•	any unearned discount at the financial statements date is presented netting the current purchased accounts receivable.

During the period from January 1, 2004 to December 31, 2004 the discount rate applied to the purchase of eligible receivables increased from 9.11165% to 9.21259%. During the period from January 1, 2003 to December 31, 2003 the discount rate applied to the purchase of eligible receivables increased from 9.05408% to 9.11165% and during the period from January 1, 2002 to December 31, 2002 the discount rate applied to the purchase of eligible receivables increased from 9.01741% to 9.05408%. In each case the change in the discount rate was as a result of the impact on the calculation of the discount rate of the varying interest rates on our floating rate notes.

The discount rate applied to the eligible receivables purchased during these periods is equal to the weighted average of the yield of our outstanding Indebtedness on the purchase date for those eligible receivables plus the “specified basis points”. During these periods the specified basis points equaled 50 basis points. The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of that eligible receivable for the period from the date on which the purchase price for that eligible receivable was paid to PMI to the day on which the purchased eligible receivable is due from the designated customer.

Revenues decreased by 6.2% in 2004 over 2003. The decrease in income from discounts on current purchased eligible receivables was largely due to the fact there was an increase in the volume of crude oil exported and an increase in the Mexican crude oil basket price in 2004 compared to 2003, resulting in a shorter calculation period for current discount calculations compared to 2003. This is reflected in the 6.3% decrease in income from discounts on current purchased eligible receivables in 2004 compared to 2003.

Revenues decreased by 6.9% in 2003 over 2002. The decrease in income from discounts on current purchased eligible receivables was largely due to the fact there was an increase in the volume of crude oil exported and an increase in the Mexican crude oil basket price in 2003 compared to 2002, resulting in a shorter calculation period for current discount calculations compared to 2002. This is reflected in the 15.50% decrease in income from discounts on current purchased eligible receivables in 2003 compared to 2002.

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

The 39.9% increase in other income in 2004 over 2003 was primarily due to an increase in our interest income from the investment of funds in the liquidity account. Such increase in interest income in turn was largely due to a general increase in interest rates in the United States, which was reflected in the interest rates of the securities in which we are allowed to invest liquidity account funds.

The 32.4% decrease in other income in 2003 over 2002 was primarily due to a decrease in our interest income from the investment of funds in the liquidity account. Such decrease in interest income in turn was largely due to a general decrease in interest rates in the United States, which was reflected in the interest rates of the securities in which we are allowed to invest liquidity account funds.

Interest Expenses

Interest expenses consist of interest accrued on our outstanding debt as well as the premiums payable to MBIA and Ambac with respect to the insured series of Notes and amortization of debt issuance costs.

Interest expenses decreased from U.S.$440.4 million in 2003 to U.S.$414.3 million in 2004, a decrease of 5.9%. The decrease was primarily due to a decrease in the average interest rates applicable to the outstanding series of our notes, as well as the maturity of certain of our notes, which reduced the amount of debt which we service. Interest expenses decreased from U.S.$466.2 million in 2002 to U.S.$440.4 million in 2003, a decrease of 5.5%. The decrease was primarily due to a decrease in the floating interest rate applicable to some series of our debt, as well as the maturity of two series of our notes in 2003, which reduced the amount of debt which we service.

The following table sets forth the interest expense incurred in 2004, 2003 and 2002 with respect to each issuance:

	Interest expense during
	2002	2003	2004
	(in thousands of U.S. dollars)
1998 notes	$86,579	$79,720	$74,975
February 1999 notes	58,533	50,413	42,835
February 1999 floating rate notes	5,096	4,570	4,785
July 1999 notes	115,608	107,968	99,635
July 1999 additional issuances	11,222	10,448	6,418
February 2000 notes	83,940	83,940	83,940
Subordinated debt	86,058	86,338	86,761
Insurance premium and amortization of debt issuance costs	19,137	16,982	14,941
Total	$466,173	$440,379	$414,290

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

General and administrative expenses decreased to U.S.$0.65 million in 2004 from U.S.$0.83 million in 2003. The 22.4% decrease was largely due to decreases in legal and administrative expenses. General and administrative expenses increased to U.S.$0.83 million in 2003 from U.S.$0.71 million in 2002. The 16.8% increase was largely due to increases in legal and administrative expenses.

Eligible receivables we purchase under the receivables purchase agreement are serviced, managed, administered and collected by PMI acting as servicer under the servicing and collection agency agreement. Fees paid to the servicer amounted to U.S.$0.39 million in 2004, U.S.$0.39 million in 2003 and U.S.$0.38 million in 2002.

Taxes

We had no tax expense during 2004, 2003 or 2002.

Net Income

Net income decreased from U.S.$17.07 million in 2003 to U.S.$16.13 million in 2004, a decrease of 5.4%. Net income decreased from U.S.$26.01 million in 2002 to U.S.$17.07 million in 2003, a decrease of 34.34%.

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

We have issued the following senior and subordinated debt:

•	On December 7, 1998, we received U.S.$250 million in the form of subordinated debt issued to Petróleos Mexicanos. On December 14, 1998, we issued the 1998 notes, in an aggregate principal amount of U.S.$1.5 billion.

•	On February 25, 1999, we issued the February 1999 notes, in an aggregate principal amount of U.S.$1.0 billion. On the same date, we also issued the February 1999 floating rate notes in an aggregate principal amount of U.S.$100 million. Prior to issuing the February 1999 notes and the February 1999 floating rate notes, on February 24, 1999, we received U.S.$125 million in the form of subordinated debt issued to Petróleos Mexicanos.

•	On July 27, 1999, we issued the July 1999 notes, in aggregate principal amount of U.S.$1.275 billion. On the same date, we also issued additional fixed rate notes having an aggregate principal amount of U.S.$50 million and two series of floating rate notes having an aggregate principal amount of U.S.$125 million. On July 23, 1999, we received U.S.$204 million in the form of subordinated debt issued to Petróleos Mexicanos.

•	On February 10, 2000, we issued the February 2000 notes, in aggregate principal amount of U.S.$950 million. On February 8, 2000, we received U.S.$136 million in the form of subordinated debt issued to Petróleos Mexicanos.

•	On January 1, 2002, we issued a new subordinated note to Petróleos Mexicanos for U.S.$ 714.75 million consolidating the four subordinated notes we had previously issued to Petróleos Mexicanos.

We had U.S.$4.3 billion in borrowings as of December 31, 2004 (including borrowings under the Notes, as well as the subordinated note issued to Petróleos Mexicanos). For information on the maturity profile of our borrowings, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

On June 27, 2005, we redeemed and paid in full the entire outstanding principal amount of our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 in accordance with the terms thereof, at an aggregate redemption price equal to U.S.$ 1,098.4 million. The aggregate outstanding principal amount of the Notes redeemed was approximately U.S.$994 million. In addition, on June 27, 2005, after the payment of the redemption price with respect to our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013, we prepaid U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) to Petróleos Mexicanos under the subordinated note dated January 1, 2002. We funded the payment of the redemption price, as well as the prepayment of our subordinated debt, with collections from accounts receivable we had previously purchased from PMI Services.

PEP’s and PMI’s ability to generate eligible receivables of designated customers is dependent upon, among other factors, international prices for crude oil, volumes of crude oil exported to designated customers and the frequency of shipments. Either of (1) a reduction in international oil prices which is not offset by an increase in the frequency of shipments and/or the volume of crude oil sold to eligible customers or (2) the failure of designated customers to make timely payments with respect to purchased receivables, as well as increasing the length of the period between our payment of the purchase price for the eligible receivable and our recovery of these funds through payments by the designated customers could result in a decrease in the level of collections, which would in turn affect our liquidity.

During 2004, 2003 and 2002 we used U.S.$14.7 billion, U.S.$11.3 billion and U.S.$7.7 billion, respectively, to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the relevant period.

The following table sets forth the collections received on current purchased receivables and future eligible receivables that were generated and became current eligible receivables during 2002, 2003 and 2004 as well as the purchased receivables to be generated as of December 31, 2002, 2003 and 2004:

	2002	2003	2004
	(in millions of U.S. dollars)
Collections on current purchased receivables	$8,629.5	$12,023.5	$16,078.9
Receivables that were generated and became current eligible receivables	878.7	1,019.1	1,112.9
Receivables to be generated in the future*	4,030.8	3,636.7	3,227.0

*	Net of future discount.

The time required to generate our future purchased receivables at any given date is a function of many factors, including primarily the price of Maya crude oil, the volume of Maya crude oil PMI sells to the designated customers and the amount of purchased receivables which remain to be generated. Changes in any of these factors during the period could increase or decrease the time required.

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

Critical Accounting Policies

In connection with the preparation of our financial statements included in this annual report, we have made estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, actual results may differ from those estimated under different assumptions and conditions. See note 2 to our financial statements for a summary of the significant accounting policies and methods used in the preparation of our financial statements.

Item 6. Directors, Senior Management and Employees.

Petróleos Mexicanos and BNP Paribas Private Bank & Trust Cayman Limited (formerly BNP Private Bank & Trust Cayman Limited), as trustee and administrator, entered into a management agreement as of December 1, 1998. Under the management agreement, BNP Paribas Private Bank & Trust Cayman Limited:

•	appointed the board of directors of Pemex Finance,

•	operates Pemex Finance in accordance with the management agreement and the declaration of trust establishing the Pemex Finance Trust, and

•	convenes shareholders’ meetings.

The board of directors is responsible for preparing our year-end accounts and presenting them at shareholders’ meetings, and for reviewing and monitoring our financial performance and strategy. The current board of directors has five members.

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

Darren Riley was appointed Director of Pemex Finance in November 1998 and Vice President of Pemex Finance in June 2000. He serves as a director of various Cayman Islands corporations and is also currently a Director and the General Manager of BNP Paribas Private Bank & Trust Cayman Limited and is, accordingly, responsible for its day to day operation. Prior to joining BNP, Mr. Riley held a senior position within the investment banking arm of a major international banking group.

Regina Forman was appointed Director of Pemex Finance in May 2003. She serves as a director of various Cayman Islands corporations and is currently the Manager of Corporate Services of BNP Paribas Private Bank & Trust Cayman Limited. Prior to joining BNP, Ms. Forman held a senior position with the Investment Services Division of Deutsche Bank Cayman. Ms. Forman is a member of the Chartered Institute of Bankers (UK) and has a Diploma in Financial Services Management. Ms. Forman is also a Member of the Institute of Chartered Bankers (Canada).

Michael Austin was appointed Independent Director of Pemex Finance in November 1998. He currently serves as non-executive director of various companies, including structured investment vehicles, mutual funds, trust and insurance companies. From 1969 to 1992 he served as the managing partner of the Cayman Islands office of KPMG Peat Marwick. Mr. Austin also served as a director of the Cayman Islands Monetary Authority from January 1997 and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. Mr. Austin is a Chartered Accountant. He was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1969. He is an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands.

Piccadilly Directors Limited was appointed Director of Pemex Finance in November 1998. It is a wholly-owned subsidiary of BNP Paribas Private Bank & Trust Cayman Limited.

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

We consider PEMEX to be a related party, as we purchase all the current eligible receivables and rights to future (ungenerated) eligible receivables from PMI, which is an indirect wholly-owned subsidiary of PEMEX. During 2004 we purchased U.S.$14.7 billion of such eligible receivables and during 2003 we purchased U.S.$11.3 billion of such eligible receivables. At December 31, 2004 and 2003, we had subordinated debt outstanding from PEMEX of U.S.$714.75 million. On June 27, 2005, we elected to prepay U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) of our subordinated debt to Petróleos Mexicanos in accordance with the terms thereof.

Item 8. Financial Information.

See “Item 18.—Financial Statements”.

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

We have not declared dividends since our inception. For additional information on our dividend distribution policy, see “Item 10. Additional Information—Memorandum and Articles of Association—Rights and Obligations of Shareholders—Dividends”.

Significant Changes

On June 27, 2005, we redeemed and paid in full the entire outstanding principal amount of our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 at an aggregate redemption price equal to U.S.$ 1,098.4 million. The redemption price was equal to 100% of the outstanding principal amount of each series of Notes that were redeemed, plus (i) accrued and unpaid interest thereon to the redemption date, plus (ii) an amount equal to the applicable make-whole premium calculated pursuant to the relevant supplemental indenture. The aggregate outstanding principal amount of the Notes redeemed was approximately U.S.$994 million. In addition, on June 27, 2005, after the payment of the redemption price with respect to our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013, we prepaid U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) to Petróleos Mexicanos under a subordinated note dated January 1, 2002, thus reducing the outstanding principal amount of our subordinated debt to Petróleos Mexicanos to U.S.$ 164.8 million. We funded the payment of the redemption price, as well as the prepayment of our subordinated debt, with collections from accounts receivable we had previously purchased from PMI Services.

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

Item 10. Additional Information.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

We are a limited liability company incorporated in the Cayman Islands under the Companies Law (2003 Revision, as amended), under company registration number 85919. We registered and filed our Memorandum and Articles of Association with the Registrar of Companies on November 18th, 1998. There has been no subsequent amendment to our Memorandum and Articles of Association.

Objects and Purposes

Our Memorandum of Association grants us full power and authority to carry out any object not prohibited by law. Nevertheless, the sole object for which we are established is the business of banking and finance (outside the Cayman Islands) through acquiring eligible receivables and incurring indebtedness.

Directors

Directors may vote on a proposal, arrangement or contract in which they are interested. However, interested directors must declare the nature of their interest at a directors’ meeting. If the interested directors declare their interest, their votes are counted and they are counted in the quorum of such meeting.

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

We may also by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law (2003 Revision, as amended) of the Cayman Islands; and

•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

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

TAXATION

The following is a summary of certain Cayman Islands and United States federal income tax considerations that may be relevant to the purchase, ownership, and disposition of the Notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and the Cayman Islands.

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

U.S. Federal Income Taxation

This summary of certain United States federal income tax considerations deals principally with U.S. holders who will hold Notes as capital assets and whose functional currency is the U.S. dollar. A “U.S. holder” means a beneficial owner of a Note who is a citizen or resident of the United States or a U.S. domestic corporation or will otherwise be subject to United States federal income taxation on a net income basis in respect of the Notes.

This summary is not a comprehensive description of all of the tax considerations that may be relevant to a U.S. holder’s decision to purchase, hold or dispose of Notes and generally does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market or persons that will hold Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction.

U.S. Holders

Interest and Additional Amounts

A U.S. holder will treat the gross amount of interest (including any additional amounts paid to compensate the U.S. holder for amounts withheld or deducted from payments) paid in respect of the Notes as ordinary interest income at the time that it is paid or accrued, in accordance with the U.S. holder’s method of accounting for United States federal income tax purposes.

Disposition of the Notes.

In general a U.S. holder of a Note will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Note equal to the difference between the amount realized on the disposition (to the extent such amount does not represent accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. holder’s adjusted basis in the Note. Initially, the U.S. holder’s adjusted basis in the Note generally will equal the cost of the Note to the U.S. holder, and will increase by amounts included in income by the U.S. holder under the rules governing market discount, discussed below, and will decrease by the amount of amortized premium, discussed below.

The gain or loss on a disposition of a Note by a U.S. holder generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder holds the Note for more than one year prior to disposition. The net amount of long-term capital gain recognized by an individual holder before January 1, 2009 generally is subject to taxation at reduced rate of tax.

Premium

A U.S. holder that purchases a Note at a cost greater than the Note’s principal amount will be considered to have purchased the Note at a premium and may elect to amortize the premium as an offset to interest income, using a constant yield method, over the Note’s remaining term. This election generally applies to all debt instruments that the U.S. holder holds at the time of the election, as well as any debt instruments held during or after the taxable year for which the election is made. In addition, the U.S. holder may not revoke the election without the consent of the United States Internal Revenue Service. A U.S. holder electing to amortize the premium will be required to reduce its tax basis in the Note by the amount of the premium amortized during its holding period. If a U.S. holder with a premium does not elect to amortize the premium, the amount of the premium will be included in the U.S. holder’s tax basis in the Note, and therefore, if the Note is held to maturity, will generally give rise to capital loss when the Note matures.

Market Discount

A U.S. holder that purchases a Note at a cost that is lower than its principal amount will be considered to have purchased a Note with a “market discount” in the hands of such U.S. holder (unless the amount of such excess is less that a specified de minimis amount, in which case the Note will not be considered to have a market discount). If a U.S. holder acquired a Note with market discount, any gain realized by the U.S. Holder on the disposition of the Note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Note during the U.S. holder’s holding period. In addition, a U.S. holder may be required to defer the deduction of a portion of the interest paid on any indebtedness that it incurred or continued to purchase or carry the Note. In general, market discount will be treated as accruing ratably over the term of the Note, or at the U.S. holder’s election, under a constant yield method.

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

Non-U.S. Holders

Subject to the discussion of backup withholding below, a holder of Notes who is, with respect to the United States a foreign corporation or nonresident alien individual (a “non-U.S. holder”), will not be subject to United States federal income tax, including withholding taxes, on any payments of interest on the Notes, unless the income from payments on the Notes is effectively connected with his or her conduct of a trade or business in the United States.

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other filings we make electronically with the SEC. In addition, copies of the receivables purchase agreement, fiscal paying agency agreement, servicing and collection agency agreement and the letter agreement are available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at JPMorgan Chase Bank, N.A., Capital Markets Fiduciary Services, 4 New York Plaza, 15th Floor, New York, NY 10004.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The following discussion includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The following table summarizes the financial instruments we held at December 31, 2004 which are sensitive to changes in interest rates. We do not use any derivative instruments to manage this primary market exposure. In the normal course of business, we also face risks that are non-financial or non-quantifiable. Such risks include credit risk and are not represented in the following table. For more information on credit risk, see Note 3 to our financial statements in Item 18. Further, since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.

The table below sets forth the amounts and related average interest rates by expected maturity dates of our long-term debt obligations as of December 31, 2004.

Calendar Year of Expected Maturity Date for Debt

(in thousands of U.S. Dollars)

December 31, 2004

Outstanding Debt	2005	2006	2007	2008	2009	Thereafter	Total Carrying Value	Fair Value
Fixed rate debt[1]	$340,560	$460,560	$523,893	$515,677	$527,292	$1,048,125	$3,416,107	$3,896,053
Average interest rate[1]	8.48%	8.47%	8.50%	8.58%	8.78%	9.46%	—	—
Variable rate debt floating rate notes	—	—	—	—	—	$190,000	$190,000	$202,497
Subordinated debt to PEMEX[2]	—	—	—	—	—	$714,750	$714,750	$1,222,153

Notes:	Numbers may not total due to rounding.
(1):	Includes our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 which we redeemed on June 27, 2005.
(2):	Includes U.S. $550 million that we prepaid to Petróleos Mexicanos on June 27, 2005.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our president, who performs functions similar to those of a principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our president concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

We have no separate audit committee, and so our board of directors serves as our audit committee.

Our board of directors has determined that Michael Austin qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B. Code of Ethics.

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our president, who performs similar functions to a chief executive officer, chief financial officer, and chief accounting officer, as well as to the other members of our board of directors. Our code of ethics is incorporated in this annual report by reference to exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC on June 30, 2004. If we amend the provisions of our code of ethics that apply to our president, or if we grant any waiver of such provisions, we will disclose such amendment or waiver.

Item 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors for purposes of U.S. GAAP, PricewaterhouseCoopers, S.C., Independent Registered Public Accounting Firm, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004
Audit fees	$58,000	$56,207
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	$58,000	$56,207

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our financial statements for the years ended December 31, 2004 and 2003, in accordance with auditing standards generally accepted in the United States of America, which audit includes preparing an audit report.

There were no audit-related fees, tax fees or other fees billed by PricewaterhouseCoopers in 2004 and 2003.

Audit Committee Pre-Approval Policies and Procedures

The board of directors delegated to the president of the board of directors the authority to grant pre-approvals for the following services provided by independent public accountants:

•	annual audits of our financial statements in accordance with auditing standards generally accepted in the United States of America, which audit includes preparing an audit report.

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

Item 18. Financial Statements.

See pages F-1 through F-18, incorporated herein by reference.

Item 19. Exhibits.

The financial statements of Pemex Finance as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are attached hereto on pages F-1 through F-18 and are incorporated herein by reference.

(a)	The following financial statements, together with the reports of PricewaterhouseCoopers thereon, are filed as a part of this annual report:

(b) Exhibit No:	Description
Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.1	Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.2	Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.3	Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

(b)Exhibit No:	Description
Exhibit 2.4	First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.5	First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.6	Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.7	Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.8	Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.9	Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.10	Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.11	Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.12	Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.13	Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

(b)Exhibit No:	Description
Exhibit 2.14	Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.15	Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.16	Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.17	Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 11.1	Pemex Finance Ltd. Code of Ethics (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC (Commission file No. 333-10920-01) on June 30, 2004)

Exhibit 12.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2003, as filed with the SEC (Commission file No. 0-99) on July 15, 2004 (incorporated herein by reference)

Exhibit 99.2	U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMEX FINANCE LTD.

/s/ Ricardo Fernández Delgado
Ricardo Fernández Delgado
Director and President

Date: June 30, 2005

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.1	Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.2	Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.3	Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.4	First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.5	First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.6	Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.7	Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.8	Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit No.	Description
Exhibit 2.9	Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.10	Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.11	Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.12	Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.13	Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.14	Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.15	Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.16	Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.17	Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit No.	Description
Exhibit 11.1	Pemex Finance Ltd. Code of Ethics (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC (Commission file No. 333-10920-01) on June 30, 2004)

Exhibit 12.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2003, as filed with the SEC (Commission file No. 0-99) on July 15, 2004 (incorporated herein by reference)

Exhibit 99.2	U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, March 29, 2005

To the Shareholder and Board of Directors of

Pemex Finance Limited

1.	We have audited the accompanying balance sheets of Pemex Finance Limited (the “Company”) as of December 31, 2004 and 2003, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years ended December 31, 2004, 2003 and 2002, all expressed in US dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the International Auditing Standards and the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pemex Finance Limited as of December 31, 2004 and 2003, the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002, in conformity with International Financial Reporting Standards.

4.	As mentioned in Note 11, the Company’s financial statements are prepared in accordance with IFRS. As of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, the application of Accounting Principles Generally Accepted in the United States (“U.S. GAAP”) would not have produced differences with respect to the Company’s shareholders’ equity and the net income, however there is one difference related to the balance sheet presentation.

PricewaterhouseCoopers, S. C.

/s/ José Luis Guzmán
José Luis Guzmán
Audit Partner

PEMEX FINANCE LIMITED

BALANCE SHEETS

(Notes 1 and 2)

Thousands of U.S. dollars

	December 31,
	2004	2003 (*)
Assets

CURRENT ASSETS:
Cash and cash equivalents	$53,806	$43,298
Liquidity account (Note 4)	180,845	178,778
Current purchased accounts receivable (Notes 2b. and 5)	1,108,076	1,015,135
Other accounts receivable	3	15
Rights to future (ungenerated) purchased accounts
receivable (Notes 2b. and 5)	3,253,658	3,690,179

Total current assets	4,596,388	4,927,405

Total assets	$4,596,388	$4,927,405

Liabilities and Shareholder’s Equity

CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$377,900	$385,066
Accounts payable and accrued expenses	1,997	1,967

Total current liabilities	379,897	387,033

LONG-TERM LIABILITIES:
Long-term debt (Note 6)	3,265,490	3,606,077
Subordinated debt to Petróleos Mexicanos (Notes 6 and 7)	725,661	725,090

Total long-term liabilities	3,991,151	4,331,167

Total liabilities	4,371,048	4,718,200

SHAREHOLDER’S EQUITY (Note 10):

Capital stock	1	1
Retained earnings	225,339	209,204

Total shareholder’s equity	225,340	209,205

Total liabilities and shareholder’s equity	$4,596,388	$4,927,405

(*)	Certain prior period amounts have been reclassified in order to conform to the current presentation.

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of U.S. dollars

	Year ended December 31,
	2004	2003	2002
Revenues:
Interest income from discount on purchased accounts
receivable - Net	$427,867	$455,994	$489,504
Other income	3,203	2,289	3,387

Total revenues	431,070	458,283	492,891

Interest expense (Notes 6 and 7)	(414,290)	(440,379)	(466,173)

General and administrative expenses (Note 8)	(645)	(832)	(712)

Net income	$16,135	$17,072	$26,006

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Notes 1, 2 and 10)

Thousands of U.S. dollars

	Capital stock	Retained earnings	Total shareholder’s equity
Balances as of January 1, 2002	$1	$166,126	$166,127

Net income		26,006	26,006

Balances as of December 31, 2002	1	192,132	192,133

Net income		17,072	17,072

Balances as of December 31, 2003	1	209,204	209,205
Net income		16,135	16,135

Balances as of December 31, 2004	$1	$225,339	$225,340

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CASH FLOWS

(Notes 1 and 2)

Thousands of U.S. dollars

	Year ended December 31,
	2004	2003 (*)	2002 (*)
Operating activities:

Net income	$16,135	$17,072	$26,006
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs	72	687	770
Change in assets and liabilities:
Current purchased accounts receivable	13,795	4,652	(7,583)
Other	12	(10)	(3)
Accounts payable and accrued expenses	30	(420)	(192)
Accrued interest payable	(2,499)	(3,429)	3,152
Liquidity account	(2,067)	(1,533)	(8,980)
Collections of accounts receivable, net of discounts collected	15,079,561	11,472,043	8,060,789
Purchases of accounts receivable and rights to future (ungenerated) accounts receivable	(14,749,776)	(11,193,187)	(7,697,464)

Net cash provided by operating activities	355,263	295,875	376,495

Financing activities:

Payments of long-term debt	(344,755)	(328,333)	(305,833)

Net cash used in financing activities	(344,755)	(328,333)	(305,833)

Cash and cash equivalents:

Net change of the year	10,508	(32,458)	70,662
At the beginning of the year	43,298	75,756	5,094

At the end of the year	$53,806	$43,298	$75,756

Supplemental cash flow information:
Interest paid	$401,848	$426,827	$443,884

(*)	Certain prior period amounts have been reclassified in order to conform to the current presentation.

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Amounts in thousands of U.S. dollars

NOTE 1 - THE COMPANY:

Pemex Finance Limited (the “Company”) was incorporated on November 18, 1998 (inception date) under the laws of the Cayman Islands, beginning operations on December 7, 1998. All of the outstanding share capital is owned by The Pemex Finance Trust, a charitable trust created under the laws of the Cayman Islands. The Company is managed by BNP Paribas Private Bank & Trust Cayman Limited and has no employees. The Company is a special purpose financing vehicle formed as part of a program established to finance the capital expenditures of Petróleos Mexicanos (“PEMEX”).

The main objective of the Company is to transact selected financing activities outside the Cayman Islands. The Company’s business is limited to the issuance of debt and the purchase of certain accounts receivable under the Receivables Purchase Agreement (“RPA”) dated as of December 1, 1998, which is summarized as follows:

Pursuant to terms of the RPA, the Company has the right to purchase from P.M.I. Services B.V. (“Services”), an indirect wholly-owned subsidiary of PEMEX, and Services has the right to purchase from P.M.I. Comercio Internacional, S. A. de C. V. (“Comercio”), a subsidiary of PEMEX, certain current and future accounts receivable (“Eligible Receivables”) generated or to be generated by the export from Mexico of crude oil to certain designated customers (“Designated Customers”). Any Eligible Receivables that are not due and payable when purchased (at the time the purchase price is paid) are purchased at a discount. The amount of the discount is determined by discounting the invoice amount of such Eligible Receivables by a rate equal to the weighted average yield of the Company’s outstanding indebtedness (excluding the subordinated debt to PEMEX) on the day the Company pays the purchase price for such Eligible Receivables to Services, plus the Specified Basis Points (50 basis points).

On December 14, 1998, PEMEX signed a letter addressed to the Company whereby it agreed to cause Comercio to perform its material obligations under the RPA but not the payment of any Eligible Receivables purchased by the Company. Neither PEMEX nor any of its affiliates or subsidiaries in any way guarantees payment of the purchased Receivables and neither PEMEX nor any of its affiliates or subsidiaries shall be liable for nonpayment of any purchased Receivable by any Designated Customer.

All proceeds received or to be received by the Company from Designated Customers or from any issuance of debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from Services, to service or refinance its existing indebtedness or for general corporate purposes.

On June 20, 2005 the Company’s Board of Directors approved the issuance of these financial statements. Neither The Pemex Finance Trust nor PEMEX are allowed to amend the financial statements after issue.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

a.	Basis of presentation -

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The measurement basis used in preparing these financial statements is historical basis. The Company’s functional and reporting currency is the U.S. dollar.

b.	Accounts receivable -

The rights to future (ungenerated) purchased accounts receivable, is equal to the amount paid to Services to purchase Eligible Receivables to be generated by Comercio, approximately within the following 90 days. As Comercio exports crude oil to the Designated Customers, evidenced by a bill of lading, such amount becomes current purchased accounts receivables.

Current purchased accounts receivable are originally recorded at the estimated amount to be received from the Designated Customers, pursuant to the terms and conditions agreed with Comercio. Once adjusted the original estimation to the actual amount to be collected, all the proceeds received from the Designated Customers are applied to reduce the current purchased accounts receivable. These proceeds are used to purchase from Services new future Eligible Receivables.

The Designated Customers are normally major oil companies, highly rated by recognized rating agencies and strictly monitored by Comercio with respect to their financial position and results of operation. The Designated Customers’ ability to comply with their financial commitments has not historically resulted in delinquencies. However, in the event the Company had objective evidence that it will not be able to collect all amounts due according to the original terms of receivables, a provision for impairment of accounts receivable would be established.

As of December 31, 2004 and 2003, accounts receivable turnover is an average of 90 days.

c.	Revenue recognition -

Revenue from the discount on purchased accounts receivable is recorded as income when interests are generated as described below:

i.	Discounts on future (ungenerated) purchased accounts receivable (Eligible Receivables of Designated Customers that have not yet been generated by Comercio) are determined by applying the relevant discount rate (as determined on the date on which the purchase price for such Eligible Receivables was paid to Services) to the daily balance of future Eligible Receivables as determined by the purchase date. Such discounts are recorded as income from discount on Purchased Eligible Receivables as earned.

ii.	Discounts on current purchased accounts receivable (Eligible Receivables of Designated Customers that have been generated by Comercio) are determined by applying the relevant discount rate to the corresponding invoice amount based on the number of days elapsed from the purchase day to the payment day. The related discount is recorded as income when earned during this period using the interest method. Any unearned discount at the date of the financial statements is presented netting the current purchased accounts receivable.

iii.	The total amount of the discount on each Eligible Receivables (i.e., the total revenue generated by each purchased Eligible Receivables) is determined by discounting the invoice amount of such Eligible Receivables for the period from the day on which the purchased Eligible Receivables is due from the Designated Customer to the date on which the purchase price for such Eligible Receivables was paid to Services. As of December 31, 2004 the discount rate for Eligible Receivables purchased was 9.21259% (9.11165% as of December 31, 2003). During 2004 the discount rate applied to purchase Eligible Receivables fluctuated between a range of 9.10530% and 9.21259% (between 9.05408% and 9.11165% during 2003 and between 9.01741 and 9.05663 during 2002).

d.	Accounting estimates -

Preparation of financial statements in conformity with IFRS requires that management make estimates and assumptions that affect the amounts reported of assets and liabilities at the date of the financial statements and the amounts reported of revenues and expenses during the reported period. Actual results could differ from those estimates.

e.	Cash and cash equivalents -

The Company considers as cash equivalents all deposits with original maturities of less than three months.

f.	Borrowings -

Borrowings are recognized as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost.

g.	Provisions -

Provisions on the balance sheet are recognized when the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

h.	New accounting pronouncements -

In December 2003, the International Accounting Standards Board (“IASB”) issued the revised version of fifteen standards, as a result of the Improvements Project, which Company’s management considers will not have a significant effect on its financial information. The revised International Accounting Standards (“IASs”) are:

IAS 1 Presentation or Financial Statements

IAS 2 Inventories (*)

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 10 Events after the Balance Sheet

IAS 16 Property, Plant and Equipment (*)

IAS 17 Leases (*)

IAS 21 The Effects of Changes in Foreign Exchange Rates (*)

IAS 24 Related Party Disclosures

IAS 27 Consolidated and Separate Financial Statements (*)

IAS 28 Investments in Associates (*)

IAS 31 Interests in Joint Ventures (*)

IAS 32 Financial Instruments: Disclosure and Presentation (*)

IAS 33 Earnings per Share (*)

IAS 39 Financial Instruments: Recognition and Measurement

IAS 40 Investment Property (*)

(*)	These standards are not applicable to the Company.

In February and March 2004, the IASB issued IFRS 2, Share-based payments and IFRS 3, Business Combinations; Amendments to IAS 36 Impairment of Assets; Amendments to IAS 38 Intangible Assets and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

With the exception of IFRS 3, the above standards are effective for accounting periods commencing on January 1, 2005, with earlier application encouraged. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after March 31, 2004. There were no business combination in 2004. The Company has not early adopted any of the revised and new standards in preparing the financial information.

On January 1, 2005, the IASB issued the IAS 39 revised, which incorporated the recognition and derecognition rules. The basic premise for the derecognition model in the revised IAS 39 is to determine whether an asset under consideration for derecognition has been transferred, and is eligible for derecognition. An asset is transferred if either the entity has transferred the contractual rights to receive the cash flows, or the entity has retained the contractual rights to receive the cash from the asset, but has assumed a contractual obligation to pass those cash flows on under an arrangement that meets certain specifics conditions. An asset is derecognized if an entity has transferred substantially all the risks and rewards of ownership of the asset. If substantially all the risks and rewards have been retained, derecognition of the asset is precluded. If the entity has neither retained nor transferred substantially all of the risks and rewards of the asset, then the entity must assess whether it has relinquished control of the asset or not. If the entity does not control the asset then derecognition is appropriate; however if the entity has retained control of the asset, then the entity continues to recognize the asset to the extent to which it has a continuing involvement in the asset. The Company has decided to apply the IAS 39 revised requirements beginning on January 1, 2005, and is currently evaluating the possible impact that its adoption will have on its financial statements.

i.	Segment reporting -

The Company operates in one reportable segment of acquiring accounts receivable, therefore no segment disclosure is required. Most of the Company’s accounts receivable are related to companies based in the United States, Canada, Aruba and Mexico.

NOTE 3 - SIGNIFICANT RISKS:

In 2004, the Company purchased accounts receivable of Designated Customers incorporated in the United States, Canada, Aruba and Mexico.

Credit risk with respect to trade receivables is concentrated due to the limited number of customers. Four customers represent 57% and 65% of accounts receivable at December 31, 2004 and 2003, respectively.

The Company is exposed to concentration of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company’s cash equivalents are high-quality securities placed with several financial institutions. Current purchased receivables are dispersed among a Designated Customer base of companies incorporated in the United States, Canada, Aruba and Mexico although the majority are in the United States; and purchased future accounts receivable (to be delivered by Comercio upon generation) represent amounts paid to Comercio on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by Comercio after receipt of the purchase price) constitute purchase of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by Comercio, which without further action are transferred to, and become the property of the Company.

Under certain circumstances, upon failure by Comercio to perform under certain of its covenants under the RPA, the Company may choose to require Services, and Services to require Comercio, to repurchase all or any of the outstanding accounts receivable (whether current or future).

The Company is also exposed to the risk associated with Comercio’s ability to generate the appropriate volume of accounts receivable of Designated Customers, which is dependent on numerous factors including production, demand and price levels of Mexican crude oil.

The Company is exposed to interest rate risk on long-term floating rate instruments. At December 2004 and 2003, the proportion of floating rate debt was 5.3% and 5.7%, respectively, to total debt outstanding. This rise is mitigated since the income discount rate is based in the same floating rate.

Under the terms of the RPA, absent a failure by Comercio to comply with its covenants, the Company has no recourse against Comercio in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA becomes uncollectible.

The Company ensures that adequate funds are available to meet its financial commitments by applying an income discount rate based on: 1) its current debt service costs, 2) other administrative expenses, and 3) a mark-up. In addition, the Company maintains a liquidity account equal to the sum of the next payment of debt service.

At December 31, 2004 and 2003, the carrying amounts of cash and cash equivalents, liquidity account, purchased accounts receivable and accruals and accounts payable approximate their fair value due to the relative short maturity of such instruments. The estimated fair value of the long-term publicly traded debt is determined based on quoted market prices as disclosed in Note 5. The estimated fair value of the subordinated debt to PEMEX is determined by discounting the amounts of future interest and principal payments, at the three-month LIBOR rate at the date of fair value calculation plus 250 basis points.

The ability of the Company to meet its obligations with respect to its indebtedness depends on: (1) the ability of Comercio, operating through PEMEX, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PEMEX’s crude oil, (2) any adverse change in the business or financial condition of a Designated Customer that could affect the customer’s ability to make timely payments with respect to purchased receivables, and (3) the continuing ability of the Designated Customers to purchase Mexican crude oil from Comercio.

NOTE 4 - LIQUIDITY ACCOUNT:

Under the Fiscal and Paying Agency Agreement (“Fiscal Agency Agreement”) dated as of December 1, 1998 among the Company, The JP Morgan Chase Bank, as Fiscal Agent, and The Chase Manhattan Bank of Luxembourg, S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the Liquidity Account. Under the terms of the Company’s long-term notes (excluding subordinated debt to PEMEX), the cash balance and permitted investment standing to credit such account at any date, shall be at least equal to an amount, determined at such date, equal to the sum of the next payment of debt service. At December 31, 2004 and 2003, the balance in the Liquidity Account represents cash and permitted investment standing to the credit of such account, including interest earned on such amounts, and such balance is not considered to be cash equivalent.

NOTE 5 - CURRENT AND FUTURE PURCHASED ACCOUNTS RECEIVABLE:

As mentioned in Notes 1 and 2b., the Company purchases Eligible Receivables of Designated Customers from Services. Other than in limited circumstances, the Company has no recourse to or claim against Services for funds advanced toward payment of Eligible Receivables (see Note 2b.). Services satisfies all its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by Comercio, without regard to any concentration limit by Designated Customers.

NOTE 6 - LONG-TERM DEBT:

Long-term debt as of December 31, 2004 and 2003 is summarized as follows.

	December 31,
	2004 (1)	2003 (1)
December 14, 1998 issuances:
8.02% Notes due 2007	$294,513	$353,398
6.30% Notes due 2010 (2)	403,002	402,974
9.15% Notes due 2018	252,722	252,712

Subtotal	950,237	1,009,084

February 25, 1999 issuances:
8.450% Notes due 2007	75,792	109,476
6.550% Notes due 2008 (2)	231,291	302,456
8.875% Notes due 2010	202,219	202,219
Floating Rate Notes due 2014	100,726	100,555

Subtotal	610,028	714,706

July 27, 1999 issuances:
9.69% Notes due 2009	576,904	607,268
7.33% Notes due 2012 (2)	252,291	252,291
10.61% Notes due 2017	202,653	202,653
9.14% Notes due 2004		68,271

Subtotal	1,031,848	1,130,483

July 27, 1999 additional issuances:
9.22% Notes due 2004		50,576
Floating Rate Notes due 2004	16	35,146
Floating Rate Notes due 2014	90,768	90,655

Subtotal	90,784	176,377

February 10, 2000 issuances:
9.03% Notes due 2011	809,030	809,030
7.80% Notes due 2013 (2)	151,463	151,463

Subtotal	960,493	960,493

Total debt	3,643,390	3,991,143
Less: Current portion	377,900	385,066

Total long-term debt	$3,265,490	$3,606,077

(1) Includes accrued interest and, if applicable, unamortized debt issuance cost.

(2) Insured under insurance and reimbursement agreements for as long as the principal amounts are outstanding. All other notes are unsecured.

Interest is payable quarterly for each of these series of notes.

The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the ratio of total liabilities to equity (as defined in the Fiscal and Paying Agency Agreement, “Equity” includes the subordinated debt to PEMEX) shall not be greater than 7 to 1 and that the Company will maintain a debt service coverage ratio of at least 3 to 1, which is calculated as the sum of: (1) the aggregate amount of quarterly payments made to the Company by obligors on the purchased receivables, (2) capital contributions, including the proceeds of the subordinated debt, in the form of cash or permitted investments, and (3) quarterly income from permitted investments, divided by the maximum aggregate amount of scheduled debt service. As of December 31, 2004 and 2003, the Company was in compliance with both covenants.

During the year ended December 31, 2004, the Company paid principal amounting to US$345 million (US$328 million during 2003).

The accrued interest payable as of December 31, 2004 and 2003 amounted to US$37.7 million and US$40.7 million, respectively.

The annual maturities of the long-term debt outstanding for the next five years are as follows:

Year ended
Current portion of long-term debt	$377,900

Long-term debt:
2006	460,588
2007	523,922
2008	515,564
2009	527,291
2010 and thereafter	1,238,125

3,265,490

Total debt	$3,643,390

The estimated fair value of the Company’s long term debt is as follows:

	December 31, 2004		December 31, 2003
	Carrying value	Fair value	Carrying value	Fair value
Total debt	$3,643,390	$4,098,550	$3,991,143	$4,623,206

Subordinated debt to PEMEX (see Note 7)	$725,661	$1,222,153	$725,090	$1,411,624

NOTE 7 - SUBORDINATED DEBT TO PEMEX:

On January 1, 2002, the Company entered into a subordinated debt agreement for US$714,750 maturing in 2018. Interest payments are calculated based on a rate per annum equal to the Discount Rate (as defined in the RPA) plus 300 basis points. The Company makes payments of interest on the subordinated debt on a quarterly basis; however, all principal and interest payments are subordinated and subject in right of payment to prior payment in full of all other indebtedness of the Company as it becomes due.

Interest incurred from the subordinated debt for the years ended December 31, 2004, 2003 and 2002, amounted to US$86.7 million, US$86.3 million and US$86.1 million, respectively. The accrued interest payable as of December 31, 2004 and 2003 amounted to US$10.9 million and US$10.3 million, respectively. At December 31, 2004 and 2003, the interest rate on the subordinated debt was 9.21259% and 9.11109%, respectively, plus 300 basis points.

NOTE 8 - TRANSACTIONS WITH THE PEMEX GROUP:

The Company considers PEMEX a related party since all of the Company’s operations to purchase current and future accounts receivable are with Services, an indirect wholly-owned subsidiary of PEMEX. During the years ended December 31, 2004 and 2003, the Company purchased from Services accounts receivable and rights to future (ungenerated) accounts receivable totaling US$14,749,776 and US$11,193,187, respectively. Also, at December 31, 2004 and 2003, the Company has subordinated debt outstanding from PEMEX of US$725,661 (see Notes 6 and 7).

Pursuant to the RPA, the Company pays to Services a margin for services provided, recorded against income from discount on purchased accounts receivable. Total fees paid during the year ended December 31, 2004 amounted to US$932.9 (US$717.8 for the year ended December 31, 2003 and US$517.8 for the year ended December 31, 2002) and accrued fees payable as of December 31, 2004 totaled US$91.6 (US$63.8 at December 31, 2003).

Under the RPA, Comercio is responsible for collecting and holding any collections in respect of purchased Receivables. Total fees paid to Comercio for such services for the years ended December 31, 2004, 2003 and 2002 amounted US$394.6, US$387.2 and US$378.1, respectively, and have been reflected within general and administrative expenses.

During the years ended December 31, 2004 and 2003 the Company paid to its directors US$20 and US$10, respectively. During the year ended December 31, 2002 the Company did not pay any annual fee to its directors.

NOTE 9 - INCOME TAXES:

The Company is exempt from taxes under the law of the Cayman Islands. No income tax was paid during the years ended December 31, 2004, 2003 and 2002.

NOTE 10 - SHAREHOLDER’S EQUITY:

The Company’s authorized share capital consists of 1,000 ordinary shares, US$1.00 par value per share, all of which are issued and paid. Each share is subject to the provisions of the Cayman Islands Companies Law (1998 Revision) and the Articles of Association. The Company has the power to redeem or purchase any of its shares, to sub-divide or consolidate the shares, to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponements of rights or to any conditions or restrictions whatsoever. Unless the conditions of issue shall otherwise expressly provide, every issue of shares whether Ordinary, Preferred or otherwise shall be subject to the powers on the part of the Company herein provided.

NOTE 11- DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”):

The Company’s financial statements are prepared in accordance with IFRS. As of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, the application of U.S. GAAP would not have produced differences with respect to the Company’s shareholders’ equity and the net income, however there is one difference related to the balance sheet presentation.

Under IFRS, borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any redemption difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings. Under U.S. GAAP, debt issuance cost is capitalized and presented as an asset as a deferred charge, and amortized over the life of the debt. As of December 31, 2004 and 2003, the reclassified debt issuance costs are US$363 and US$434, respectively.

During 2004, few new U.S. GAAP pronouncements such as, Statement of Financial Accounting Standards (SFAS), FASB Interpretations (FIN), FASB Staff Position (FSP) and Emerging Issues Task Force (EITF) were issued and become effective in 2004. The adoption of these new accounting pronouncements did not have any impact on the Company’s financial statements.