Form 20-F
period 2005-12-31
PEMEX FINANCE LTD
filed 2006-06-30
CIK 1096057

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act Of 1934

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission File No. 333-10920-01

Pemex Finance Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

BNP Paribas

Bank & Trust

Cayman Limited

P.O. Box 10632APO

3rd Floor

Royal Bank House, Shedden Road

George Town, Grand Cayman

Cayman Islands

(345) 945-9208

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$350,000,000 8.02% Notes due 2007	$200,000,000 10.61% Notes due 2017
$200,000,000 8.450% Notes due 2007	$250,000,000 9.15% Notes due 2018
$600,000,000 9.69% Notes due 2009	$100,000,000 Floating Rate Notes, Series A, due 2014
$200,000,000 8.875% Notes due 2010	$ 90,000,000 Floating Rate Notes, Series B, due 2014
$800,000,000 9.03% Notes due 2011

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,000 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2004, as filed with the United States Securities and Exchange Commission (the “SEC”) (Commission file No. 0-99, on June 30, 2005, is incorporated herein by reference, together with any amendments thereto. The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2005 is also incorporated herein by reference, together with any amendments thereto, effective as of the date of their respective filings.

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless the context otherwise requires, the terms “Pemex Finance”, “we”, “us”, “our” and the “issuer” refer to Pemex Finance Ltd.; the term “Mexico” refers to the United Mexican States; and the term the “Mexican Government” refers to the three branches (executive, legislative and judicial) of the federal government of Mexico. The term “subsidiary entities” refers to the subsidiary entities of Petróleos Mexicanos, which are Pemex-Exploración y Producción (“PEP”), Pemex-Refinación (“Pemex-Refining”), Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”) and Pemex-Petroquímica (“Pemex-Petrochemicals”). For

i

convenience, when we wish to refer to Petróleos Mexicanos and its subsidiary entities together, we use the term “PEMEX”. Unless the context otherwise requires, the term “BNP Paribas Bank” refers to BNP Paribas Bank & Trust Cayman Limited (formerly BNP Paribas Private Bank & Trust Cayman Limited, and before that, BNP Private Bank & Trust Cayman Limited).

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

The annual reports on Form 20-F of Petróleos Mexicanos for the fiscal years ended December 31, 2004 and December 31, 2005, incorporated herein by reference, as of the date of their respective filings, also contain or may contain forward looking statements. For a discussion of the factors affecting the forward looking statements contained therein, see those annual reports.

CURRENCY OF PRESENTATION

References in this annual report to “U.S. dollars”, “U.S.$”, “dollars” or “$” are to the lawful currency of the United States. References in this annual report to “pesos” or “Ps.” are to the lawful currency of Mexico which, effective January 1, 1993, replaced Mexico’s former currency (also called the “peso”) at the rate of one peso to one thousand old pesos. During the transition period from January 1, 1993 through December 31, 1995, the new currency was officially referred to as the nuevo peso (the new peso) and since January 1, 1996, has been officially referred to as the peso. All amounts set forth in this annual report in Mexican currency are stated in pesos.

This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the sake of convenience. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.7777 to U.S.$1.00, which is the exchange rate that the Ministry of Finance and Public Credit gave PEMEX on December 31, 2005. On June 27, 2006, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps.11.418.

ii

Item 1.	Identity of Directors, Senior Management, and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

SELECTED FINANCIAL DATA

The selected financial data set forth below as of December 31, 2004 and 2005 and for each of the years ended December 31, 2003, 2004 and 2005 have been derived from our audited financial statements included in Item 18. Selected financial data as of December 31, 2001, 2002 and 2003 and for each of the two years ended December 31, 2001 and 2002 have been derived from our previously published audited financial statements not included in this document. The financial statements have been audited by PricewaterhouseCoopers, S.C. independent registered public accounting firm. Our financial statements are prepared in accordance with the international financial reporting standards, otherwise referred to as “IFRS”, promulgated by the International Accounting Standards Board. Beginning January 1, 2004, we have changed our financial statement presentation for borrowings, by presenting, on a net basis, our debt issuance costs, long-term debt and accrued interest thereon in our financial statements. As a result, we have reclassified our financial statements (and the selected financial data set forth below) for the years ended December 31, 2001, 2002 and 2003, in order to present our balance sheet for each of these years on the same basis as the results for the years ended December 31, 2004 and 2005.

This summary financial data should be read together with, and are qualified in their entirety by reference to, the section entitled “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements”.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars)
Income Statement Data
Revenues	$524,306	$493,409	$459,001	$432,003	$316,638
Interest expense	(458,550)	(466,173)	(440,379)	(414,290)	(317,906)
Make-whole premium					(96,377)
General and administrative expenses	(1,425)	(1,230)	(1,550)	(1,578)	(2,781)

Net (loss) income	$65,332	$26,006	$17,072	$16,135	$(100,426)

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents and liquidity account	$173,359	$253,001	$222,076	$234,651	$304,250
Current purchased accounts receivable	450,496	874,989	1,015,135	1,108,076	1,570,539
Rights to future (ungenerated) purchased accounts receivable	4,894,069	4,113,835	3,690,179	3,253,658	821,655
Total assets	5,517,928	5,241,830	4,927,405	4,596,388	2,696,470
Total assets (under U.S. GAAP)	5,521,694	5,246,662	4,931,817	4,601,641	2,703,157
Current liabilities	353,310	373,341	387,033	379,897	416,443
Long-term debt	4,998,490	4,676,355	4,331,167	3,991,151	2,155,113
Total liabilities	5,351,800	5,049,696	4,718,200	4,371,048	2,571,556
Total liabilities (under U.S. GAAP)	5,355,567	5,054,529	4,722,611	4,376,301	2,578,243
Capital stock	1	1	1	1	1
Total shareholder’s equity	166,127	192,133	209,205	225,340	124,914
Total liabilities and shareholder’s equity	$5,517,928	$5,241,830	$4,927,405	$4,596,388	$2,696,470

RISK FACTORS

We are subject to various changing economic and social conditions, including in the petroleum industry, as described below. You should consider carefully the following factors as well as the other information in this annual report.

Risks Related to Payments on the Notes

Our ability to make payments on the Notes depends on PEMEX’s generation of sufficient eligible receivables.

Generally, our business consists of using the proceeds of the debt we issue to purchase accounts receivable which have been generated or will be generated in the future through the sale of crude oil to the current designated customers of PMI. PMI purchases the crude oil that it sells to these designated customers from PEP, Petróleos Mexicanos’ exploration and production affiliate. We make payments on our indebtedness, including the notes that we have further specified herein that we have issued under a senior indenture dated as of December 1, 1998 (which we call the “Notes”), from the money that certain designated customers pay into a collection account on eligible accounts receivable for crude oil. We do not have a direct commercial relationship with these designated customers, and we do not produce, transport or sell crude oil. Accordingly, because we do not generate the eligible receivables ourselves, our ability to make payments on the Notes depends on the generation of eligible receivables by PMI, including both current eligible receivables and eligible receivables that will be generated in the future. We rely on Petróleos Mexicanos, operating through PMI and PEP, to sell enough crude oil to the designated customers over time to generate sufficient eligible receivables. We have no control over Petróleos Mexicanos, PEP or PMI.

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

Except in limited circumstances, PMI and PMI Services have no obligation to refund any of our payments for eligible receivables. This includes payments we have made from the approximately U.S.$ 2.5 billion of proceeds from our indebtedness as of December 31, 2005. Without recourse to PMI, PMI Services or any other entity, we alone bear the risk of a designated customer failing to honor its payment obligations with respect to any current and future eligible receivables purchased from PMI.

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

2. Treatment Under Netherlands Law. If PMI Services were to enter bankruptcy proceedings under Netherlands law, Netherlands law may limit our rights to eligible receivables that we purchased prior to the bankruptcy proceedings but that PMI generated after those proceedings began. In this case, Netherlands law would grant us only the right to recover the purchase price we paid to PMI Services for the eligible receivables. This right to recover the relevant purchase price would rank equally with all other unsecured indebtedness or other obligations of PMI Services. If PMI Services’ assets were inadequate to cover all the claims, we could only recover our pro rata share of the assets.

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

Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls PEMEX, as well as its annual budget, which is approved by the Mexican Congress. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. The Mexican Government has the power to intervene directly or indirectly in PEMEX’s commercial affairs. Intervention by the Mexican Government could adversely affect PEMEX and thereby adversely affect our ability to make payments under the Notes.

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

Crude oil and natural gas prices are volatile, and low oil and natural gas prices negatively affect PEMEX’s income.

International crude oil and natural gas prices are subject to global supply and demand, and fluctuate due to many factors beyond PEMEX’s control. These factors include competition within the oil and natural gas industry and with other industries in supplying clients with competing commodities, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations, political and other events in major oil and natural gas producing and consuming nations and actions taken by Organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries.

Maya crude oil is particularly vulnerable to fluctuations in international crude oil prices. Because Maya crude oil is a heavy sour crude oil with a smaller, more concentrated market, it is more susceptible to drops in international crude oil demand. In addition, when prices of lighter crude oils decrease, Maya crude oil becomes less competitive because it costs more to refine it. Historically, the weighted average price of Maya crude oil exported by PEMEX has fluctuated significantly (for example, from U.S.$25.33 per barrel in 1984 to U.S.$14.08 in 1999). The weighted average price per barrel of Maya crude oil exported by PEMEX during 2005 was U.S.$40.61.

When international crude oil and natural gas prices are low, PEMEX earns less export sales revenue, and, therefore, earn less income because its costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, PEMEX earns more export sales revenue and its income increases. As a result, future fluctuations in international crude oil and natural gas prices will directly affect PEMEX’s results of operations and financial condition.

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

The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico.

The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives Petróleos Mexicanos and the subsidiary entities the exclusive right to exploit Mexico’s hydrocarbon reserves, it does not preclude the Mexican Congress from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect PEMEX’s ability to generate income.

Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves set forth in the annual reports on Form 20-F of Petróleos Mexicanos is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserve estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. Therefore, proved reserve estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. PEP revises its estimates of Mexico’s hydrocarbon reserves annually, which may result in material revisions to PEMEX’s estimates of Mexico’s hydrocarbon reserves.

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

More specifically, PEMEX’s business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires, and mechanical failures. The occurrence of any of these events could result in personal injuries, loss of life, equipment damage and environmental damage, and require clean-up and repair expenses.

Although PEMEX has purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government.

The Mexican Government taxes Petróleos Mexicanos and its subsidiary entities heavily. In 2005, approximately 67.2% of their sales revenues were used to pay taxes to the Mexican Government. The Mexican Congress determines the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors. In addition, Petróleos Mexicanos is obligated to pay minimum guaranteed dividends to the Mexican Government.

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

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to PEMEX’s operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases PEMEX’s costs because it requires PEMEX to make significant capital expenditures and limits its ability to extract hydrocarbons resulting in lower revenues. At December 31, 2005, PEMEX estimated and accrued environmental liabilities totaled Ps. 1,727 million.

PEMEX publishes less U.S. GAAP financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission.

PEMEX prepares its financial statements according to Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The most important of the material items generating a difference between operating results under U.S. and Mexican GAAP are the accounting methodologies for the treatment of exploration and drilling costs, pension and seniority premiums, post retirement benefit obligations, financial instruments, capitalized interest, depreciation, impairment of fixed assets, profit in inventory and accounting for its investment in shares of Repsol YPF, S.A. As a foreign issuer, PEMEX is not required to prepare quarterly U.S. GAAP financial information, and PEMEX therefore generally prepares U.S. GAAP information on a yearly basis only. As a result, there may be less or different publicly available information about PEMEX than there is about U.S. issuers.

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

Petróleos Mexicanos, PEP and PMI are decentralized public entities of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against them unless the U.S. court determines that they are not entitled to sovereign immunity with respect to that action. In addition, Mexican law does not allow attachment prior to judgment or attachment in aid of execution upon a judgment by Mexican courts upon the assets of Petróleos Mexicanos or the subsidiary entities. As a result, your ability to enforce judgments against Petróleos Mexicanos, PEP and PMI in the courts of Mexico may be limited. We also do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against Petróleos Mexicanos, PEP or PMI, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against their property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act. Finally, if you were to bring an action in Mexico seeking to enforce the obligations of Petróleos Mexicanos, PEP or PMI, including obligations under documents related to the receivables and the letter agreement between us and PEMEX, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

The directors and officers of PEMEX, as well as some of the experts named in this annual report, reside outside the United States. Substantially all of PEMEX’s assets and those of most of its directors, officers and experts are located outside the United States. As a result, you may not be able to effect service of process on its directors or officers or those experts within the United States.

Risks Related to Mexico

Economic conditions and government policies in Mexico may have a material impact on PEMEX’s and our operations.

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

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX’s operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX’s operations. The national elections held in 2000 ended 71 years of rule by a one-party state and resulted in the increased representation of opposition parties in the Mexican Congress. No political party has an absolute majority in either chamber of the Mexican Congress. There have not been any material adverse repercussions for PEMEX resulting from these political changes.

Presidential and federal congressional elections in Mexico will be held in July 2006. The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. As a result, we cannot predict whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions or the industry in which PEMEX operates in Mexico and therefore PEMEX’s results of operations and financial position.

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

Other Risk Factors

If we are not able to adequately implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and are the subject of sanctions or investigation, our results of operations and our ability to provide timely and reliable financial information may be adversely affected.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the Public Company Accounting Oversight Board, or PCAOB, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal control over financial reporting to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which we are required to comply within our annual report which we will file in 2008 for our 2007 fiscal year. As a result, we expect to incur substantial additional expenses and diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. Any such action could adversely affect our financial results. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

Item 4.	Information on the Company.

DESCRIPTION OF BUSINESS

Pemex Finance Ltd. is a limited liability company incorporated under the laws of the Cayman Islands on November 18, 1998. We are tax exempt under the laws of the Cayman Islands and we have a limited operating history.

We are a special purpose financing vehicle formed as part of a program established to finance the capital expenditures of PEMEX. PEMEX is Mexico’s state oil and gas company. It is the largest company in Mexico and one of the largest oil and gas companies in the world. During 2005, PEP, through PMI, Petróleos Mexicanos’ marketing affiliate, exported an average of 1,817.1 tbpd of crude oil. Of this amount, 72.6%, or 1,319 tbpd, consisted of exports to designated customers of PMI of crude oil designated as “Maya” crude oil as described below in “—The Designated Customers and Eligible Receivables—Crude Oil”.

Our authorized share capital consists of 1,000 ordinary shares, U.S.$1.00 par value per share, all of which have been issued and paid. All of our outstanding shares are owned by BNP Paribas Bank as trustee for the Pemex Finance Trust, pursuant to the terms of a charitable trust created by a declaration of trust dated December 1, 1998 under the laws of the Cayman Islands. Our registered office is at BNP Paribas Bank & Trust Cayman Limited, P.O. Box 10632APO, 3rd Floor, Royal Bank House, Shedden Road, George Town, Grand

Cayman, Cayman Islands, telephone number 345-945-9208. Curtis, Mallet-Prevost, Colt and Mosle in New York and its successors, at 101 Park Avenue, New York, NY 10178-0061, is our agent for service of process.

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

The following is a breakdown of total revenues by category of activity for the periods indicated:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Interest income from discount on purchased accounts receivable	$456,712	$428,800	$304,226
Interest income from highly liquid temporary investments	2,289	3,203	12,412

Total revenues	$459,001	$432,003	$316,638

Our ability to meet our obligations in respect of our outstanding indebtedness, including the Notes, depends on a number of variables, including:

•	compliance by PEP and PMI with their obligations under the transaction documents;

•	the ability of PEMEX, operating through PMI and PEP, to generate sufficient eligible receivables of designated customers; and

•	the continued financial capability of the designated customers.

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

6. We make payments of principal and interest on our debt, including the Notes, to the holders when those payments are due. We buy additional receivables and cover our general corporate expenses, including any insurance premiums.

7. We make periodic payments on our subordinated debt to Petróleos Mexicanos.

PMI Services

PMI Services is a company which was organized on March 31, 1988 under the laws of The Netherlands. PMI Services is indirectly wholly-owned by Petróleos Mexicanos. PMI Services’ business is limited to purchasing eligible receivables from PMI at our request and selling them to us.

Taxation of PMI Services

The 1969 Netherlands Corporate Income Tax Act imposes an annual corporate income tax on the taxable amount of a corporation resident in The Netherlands. As a company incorporated under the laws of The Netherlands, PMI Services is deemed to be resident in The Netherlands for purposes of the Corporate Income Tax Act. Therefore, the profit derived by PMI Services in connection with its purchase and sale of eligible receivables is subject to Netherlands corporate income tax. The Netherlands corporate income tax rate in 2005 was 27% on the first Euro 22,689 of taxable profit and 31.5% on the excess. The current Netherlands corporate income tax rate is 25.5% on the first Euro 22,689 of taxable profit and 29.6% on the excess.

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

Selection of the Designated Customers

As of December 31, 2005, 41 designated customers, including 37 United States and Canadian companies, three Aruban companies and one Mexican company, have received and acknowledged a fully executed “designated customer notice”.

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
Conoco Inc.
Conoco Phillips Company
Equiva Trading International L.L.C.
Exxon Mobil Sales and Supply Corporation
Exxon Trading Company International
Farmland Industries, Inc.
Glencore, LTD
Hunt Crude Oil Supply Company
Koch Petroleum Group L.P.
Koch Supply and Trading Company
Koch Supply and Trading L.P.
Lyondell-Citgo Refining L.P.
Marathon-Ashland Supply L.L.C.
Marathon Petroleum Supply L.L.C.
Marlin Asphalt Ltd.
Mobil Sales and Supply Corporation
Morgan Stanley Capital Group, Inc.
Pecten Trading Company
Petro-Canada
P.M.I. Norteamérica S.A. de C.V.
Port Arthur Coker Company
The Premcor Refining Group, Inc.
Shell Canada Products Ltd.
Shell Trading (US) Company
Texaco International Trader, Inc.
Tosco Refining Company
Trigeant EP, Ltd.
Trigeant Ltd.
Ultramar, Inc.
Valero Marketing and Supply Co.
Valero Refining Company-Aruba N.V.
Valero Refining Company-California
Vitol, S.A., Inc.

As of December 1, 1998, we had 21 designated customers. Each of these customers had entered into oil supply contracts with PMI and accounted for a limited portion of the pool of eligible receivables purchased by us. Since 1998, PMI has elected to add new customers to the designated customer list, causing the aggregate number of customers listed therein to increase from 21 to 41. Over time, certain of these designated customers have stopped purchasing Maya crude oil from PMI. Other customers have merged (for example, (i) Conoco Inc. merged into Conoco Phillips Company, (ii) Exxon Trading Company International and Mobil sales and Supply Corporation merged into Exxon Mobil and (iii) The Premcor Refining Group, Inc. merged into Valero Energy Corporation) or assigned their contracts for the purchase of Maya crude oil to other designated customers (for example, (i) CITGO International Supply Co. assigned its crude oil supply contract to CITGO Petroleum Corp. and (ii) Coastal Aruba Refining Company N.V and Coastal Petroleum N.V. assigned their crude oil supply contract to Valero Refining Company-Aruba N.V.). As a result, the aggregate number of designated customers that purchased Maya crude oil from PMI in 2005 and in 2006 through May 31 decreased to 19 customers and 14 customers, respectively.

The following table lists the designated customers that purchased Maya crude oil from PMI in 2005 and/or in 2006 through May 31, and indicates the number of years each (or a predecessor or affiliate thereof) has been purchasing Maya crude oil, on a continuous or occasional basis, originally from Petróleos Mexicanos and, since 1989, from PMI:

Designated Customer	Total Years of Relationship
BP Products North America, Inc. (1)	30
Chevron U.S.A. Inc. (2)	29
CITGO Petroleum Corp. (2)	28
Conoco Phillips Company (2)	22
Exxon Mobil Sales and Supply Corporation (2)	29
Glencore, LTD (2)	1
Hunt Crude Oil Supply Company (2)	20
Koch Supply and Trading Company (2)	12
Lyondell-Citgo Refining L.P. (1)	20
Marathon Petroleum Supply L.L.C. (2)	25
Marlin Asphalt Ltd. (1)	6
Pecten Trading Company (2)	30
Petro-Canada (2)	26
P.M.I. Norteamérica S.A. de C.V. (2)	13
Port Arthur Coker Company (1)	8
Shell Trading (US) Company (2)	7
Trigeant Ltd. (1)	6
Valero Refining Company—Aruba N.V. (2)	8
Valero Marketing and Supply Co. (2)	12

(1)	Purchases of Maya crude oil from PMI made in 2005 only.
(2)	Purchases of Maya crude oil from PMI made in 2005 and in 2006 through May 31.

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

During 2005, Chevron U.S.A. Inc., ExxonMobil Sales and Supply Corporation and Valero Marketing & Supply Co. each accounted for more than 10% of the total volumes of Maya crude oil sold to the designated customers during that period. These designated customers or their affiliates are companies which are required to file periodic reports with the SEC under the Securities Exchange Act of 1934. These reports are publicly available, and we refer you to them for information about these designated customers. In addition, the composition of the pool of eligible receivables of designated customers we own may vary over time to reflect future fluctuations in the level of demand by each of the designated customers. As a result, certain designated customers may from time to time in the future represent higher percentages of the total volume of receivables sold to us.

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

PEMEX’s Customers and Receivables

Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and not on sales revenue. All 2005 export figures are based on preliminary figures which may be adjusted when the export sales are finalized.

Overview

Since its incorporation in 1989, PMI has marketed approximately 99% of PEMEX’s crude oil exports. As of May 31, 2006, Petróleos Mexicanos owns 98.3% of PMI’s stock while 1.7% is owned by Banco Nacional de Comercio Exterior, S.N.C., which is in turn 99% owned, directly or indirectly, by the Mexican Government. The Ministry of Energy also owns 0.0002% of PMI’s stock. In the receivables purchase agreement, PEP has agreed to continue to export through PMI at least 90% of its total exports of crude oil.

Here, and throughout this annual report, the term “export” should be understood to mean any sale or shipment of crude oil from Mexico to a point outside Mexico, excluding any shipment (1) for the purposes of storage by or on behalf of Petróleos Mexicanos or its Affiliates or (2) for processing and return to Mexico.

During 2005, PMI exported an average of 1,817.1 tbpd of crude oil, or 54.5% of PEP’s crude oil total production; the remainder was used domestically. During 2004, PMI exported 55.3% of PEP’s crude oil production and during 2003 it exported 55% of PEP’s crude oil production. Of PMI’s crude oil exports during 2005 by volume, approximately:

•	78.6% were to the United States,

•	8.9% were to Spain,

•	5.2% were to the Netherlands Antilles,

•	2.0% were to Canada, and

•	5.4% were to others.

Exports of Maya crude oil during 2005 were an average of 1,505.6 tbpd and accounted for 83% of PMI’s total exports of crude oil. During 2005, PMI exported an average of 1,319 tbpd of Maya crude oil to its designated customers of which:

•	1,203.71 tbpd were exported to the United States designated customers,

•	24.38 tbpd were exported to the Canadian designated customers, and

•	91.13 tbpd were exported to the Aruban designated customers.

PMI’s exports of Maya crude oil to the designated customers during 2005 accounted for 100% of PMI’s total Maya crude oil exports to customers in the United States, Canada, and Aruba and 86.77% of PMI’s total Maya crude oil exports worldwide. Maya crude oil exports to non-designated customers outside the U.S., Canada and Aruba (excluding PMI NASA) accounted for 13.23% of PMI’s total exports of crude oil. Of total Maya crude oil exports not sold to United States, Canadian or Aruban customers (which include PMI NASA), an average of 165 tbpd were sold to Europe, 32 tbpd to the Far East, 3 tbpd to Central America and South America and 1 tbpd to Africa.

During 2005, PMI exported to PMI NASA, Petróleos Mexicanos’ Mexican affiliate, approximately 2.8% of its total Maya crude oil exports under a long-term contract.

On sales made from January 1, 1993 through May 31, 2006 PMI did not record any losses for unpaid receivables relating to purchases of Maya crude oil by the designated customers. Historically, approximately 98% of PMI’s customers have paid by the payment due date in accordance with the credit terms established in their sales contract.

PMI makes a significant percentage of its Maya crude oil sales to designated customers under (i) evergreen contracts, which typically allow the parties to terminate the agreement with three months notice, and (ii) long-term contracts. PMI exports most of the remaining quantity to the same customers pursuant to separate supply contracts under economic terms, with respect to each customer, equivalent to those set forth in the evergreen contracts with such customer. In 2005, PMI sold approximately 55% of its total Maya crude oil exports under evergreen contracts for specified volumes to third parties and 45% of its total Maya crude oil exports under long-term contracts for specified volumes to third parties. In 2004, PMI sold approximately 90% of its total Maya crude oil exports under evergreen and long-term contracts for specified volumes to third parties.

PMI focuses its marketing effort on strengthening customer relationships and bases its marketing strategy on maintaining long-term commercial relationships and customer loyalty. In fact, most of PMI’s crude oil customers are long-standing customers that have had relationships with PEMEX for 15 to 20 years.

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

Crude Oil Exports

The source for some of the information in this section and throughout this annual report relating to the Mexican oil industry is PEMEX’s Base de Datos Institucional (“Pemex BDI”). Pemex BDI includes selected data from the four subsidiary entities.

The following graph summarizes the exports of crude oil by PMI and, prior to PMI’s incorporation in 1989, Petróleos Mexicanos:

Source: Pemex BDI and PMI’s operating statistics.

The following tables set forth the composition and weighted average prices of PMI’s exports of crude oil for the periods indicated:

	Year Ended December 31,
	2001		2002		2003		2004		2005
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by volume)
Olmeca (API gravity of 38°-39°)	317	18%	245	14%	216	12%	221	12%	216	12%
Isthmus (API gravity of 32°-33°)	87	5	46	3	25	1	27	1	81	4
Maya (API gravity of 21°-22°)	1,332	76	1,398	82	1,590	86	1,608	86	1,506	83
Altamira (API gravity 15.0°-16.5°)	20	1	17	1	14	1	13	1	15	1

Total	1,756	100%	1,705	100%	1,844	100%	1,870	100%	1,817	100%

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day
Source:	PMI operating statistics, which are based on information in bills of lading.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(U.S. dollars per barrel)
Crude Oil Prices
Weighted average realized price	$18.61	$21.52	$24.78	$31.05	$42.71
Olmeca	23.96	24.87	29.32	39.34	53.91
Isthmus	22.27	23.48	28.08	38.04	53.11
Maya	17.19	20.89	24.13	29.82	40.61
Altamira	12.75	19.41	22.81	28.12	36.08

Source:	PMI operating statistics, which are based on information in bills of lading.

Crude oils can also be classified by their amount of sulfur content by weight. “Sour” crudes contain 3.4% or greater sulfur content by weight and “sweet” crudes contain less than 1.0% sulfur content by weight. Substantially all of PMI’s exports are classified as sour crude.

Geographic Distribution of Exports

In 2005, 98% of PMI’s exports were to countries in the Western Hemisphere. The balance was exported to other countries. The designated customers, which purchased Maya crude oil from PMI in 2005 and/or in 2006 through May 31, are located in four countries. Customers in the United States, Spain and Netherlands Antilles have consistently been PEMEX’s largest customers. During 2005, crude oil exports were distributed as follows:

Exports by Country of Destination of Shipment

Country	Percentage of Exports
United States of America	78.6%
Spain	8.9
Netherlands Antilles	5.2
Canada	2.0
Others	5.4

Total	100%

Note:	Numbers may not total due to rounding
Source:	PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the geographic distribution of PMI’s exports of crude oil from January 1, 2001 until December 31, 2005. The table also presents the distribution of exports among PEMEX’s crude oil types for those years:

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	2001		2002		2003		2004		2005
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,349	77%	1,360	80%	1,467	80%	1,510	81%	1,464	81%
Europe	184	10	181	11	176	10	178	10	194	11
Central and South America	179	10	117	7	137	7	145	8	125	7
Far East	37	2	47	3	63	3	36	2	34	2
Africa	6	0	—	—	1	0	0	0	—	—

Total	1,756	100%	1,705	100%	1,844	100%	1,870	100%	1,817	100%

Olmeca (API gravity of 38°-39°)
United States and Canada	292	17%	225	13%	195	11%	208	11%	200	11%
Others	25	1	20	1	21	1	14	1	16	1

Total	317	18%	245	14%	216	12%	221	12%	216	12%

Isthmus (API gravity of 32°-33°)
United States and Canada	56	3%	29	2%	11	1%	6	0%	38	2%
Others	31	2	17	1	14	1	22	1	43	2

Total	87	5%	46	3%	25	1%	27	1%	81	4%

Maya (API gravity of 21°-22°)
United States and Canada	982	56%	1,090	64%	1,247	68%	1,283	69%	1,212	67%
Others	350	20	308	18	342	19	325	17	294	16

Total	1,331	76%	1,398	82%	1,590	86%	1,608	86%	1,506	83%

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	20	1%	17	1%	14	1%	13	1%	15	1%
Others	—	—	—	—	—	—	—	—	—	—

Total	20	1%	17	1%	14	1%	13	1%	15	1%

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
Source:	PMI operating statistics, which are based on information in bills of lading.

Sales to Designated Customers

The following table sets forth information on PMI’s exports to the designated customers:

	2003	2004	2005
Exports of all types of crude oil to designated customers as a percentage of total exports	85.5%	87.0%	87.0%
Exports of Maya Crude Oil to designated customers as a percentage of total exports of Maya Crude Oil	85.2%	87.1%	86.7%

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

The following table sets out the volumes of Maya crude oil sold to the designated customers, broken down between PEMEX affiliates and third parties, in the period from 2001 through 2005.

	2001		2002		2003		2004		2005
	tbpd	%	tbpd	%	tbpd	%	tbpd	%	tbpd	%
PMI NASA	48	4.3%	5	0.5%	16	1.2%	31	2.2%	38	2.8%
Non-Affiliates	1,077	95.7	1,194	99.5	1,350	98.8	1,380	97.8	1,282	97.2

Total	1,125	100.0%	1,200	100.0%	1,366	100.0%	1,411	100.0%	1,319	100.0%

Note:    Numbers may not total due to rounding.

Source: PMI.

The following table provides a breakdown of the sales of crude oil by type during 2005 to PMI’s customers, identifying sales to affiliates and third parties.

	Total Crude Oil Exported by Type as of December 31, 2005 Type of Crude Oil Exported
	Isthmus		Olmeca		Maya		Altamira		Total
	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)	(tbpd)	(Millions of U.S. dollars)
PMI NASA			$43	$86.4	38	$511			$42	$597
Third parties	81	1,570	211	4,160	1,468	21,809	15	194	1,775	27,733

Total	81	$1,570	216	$4,246	1,506	$22,320	15	$194	1,817	$28,329

Note:    Numbers may not total due to rounding.

Source: PMI.

The following table sets forth the accounts receivable generated and outstanding as of December 31, 2005, corresponding to export sales of Maya crude oil to the designated customers, broken down by affiliates and third parties:

Accounts Receivable Purchased by Pemex Finance by Customer Affiliation for Designated Customers (Maya crude oil only)

(as of December 31, 2005)

Accounts Receivable
(millions of U.S. dollars)
Type of Customer
PMI NASA	$0.00
Third parties	$1,571

Total	$1,571

PMI’s Delinquency and Loss Experience

PMI did not incur any losses for unpaid receivables on its sales made from January 1, 1993 through December 31, 2005. As of December 31, 2005, PMI was not required to record on its books provisions for losses on accounts receivable corresponding to export sales of crude oil. However, PMI’s loss and delinquency experience for receivables, including purchased receivables sold to us under the receivables purchase agreement, in the future may be different than PMI’s historical experience.

As of December 31 for each year from 1996 to 2000, PMI had no past due receivables, compared to past due receivables of U.S.$19.9 million as of December 31, 1995. As of December 31 for each year from 2002 to 2005, PMI had no past due receivables, compared to past due receivables of U.S.$13.57 million as of December 31, 2001, which was paid in full on January 2, 2002. The following table sets forth the maximum number of days of past due accounts during the years indicated.

Year	Maximum Number of Days of Past Due Accounts
1996	4
1997	7
1998	5
1999	3
2000	4
2001	4
2002	7
2003	6
2004	4
2005	5

PMI’s customers subsequently paid all the past due receivables at these dates in full, with interest.

Average Delinquencies

Approximately 99% of PMI’s customers pay on the payment due date in accordance with the credit terms established in their respective sales contracts, and the remainder pay within 30 days thereafter. PMI’s low rate of payment delinquencies is attributable to:

•	the high credit quality of its portfolio of customers,

•	PMI’s contract terms and conservative credit policies, and

•	the relatively high interest rate and administrative charges (Prime rate plus 6%, not compounded) which PMI charges as a penalty on delinquent payments.

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

The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil for each quarter during the period from January 1, 2001 through December 31, 2005.

P.M.I. Comercio Internacional, S.A. de C.V.

Historic Aging Schedule (1)

(by quarter)

	Sales during quarter	Past due at end of period indicated
		01-30	31-60		61-90	91-120	>120
		(millions of U.S. dollars)
2001
March 31	3,171.53	3,171.53	—		—	—	—
June 30	3,046.38	3,046.38	—		—	—	—
September 30	3,197.13	3,197.13	—		—	—	—
December 31	2,760.06	2,746.49	13.57	(2)	—	—	—

2002
March 31	2,312.68	2,312.68	—		—	—	—
June 30	3,293.27	3,293.27	—		—	—	—
September 30	3,480.18	3,480.18	—		—	—	—
December 31	3,726.32	3,726.32	—		—	—	—

2003
March 31	4,527.50	4,527.50	—		—	—	—
June 30	3,453.20	3,453.20	—		—	—	—
September 30	4,308.23	4,308.23	—		—	—	—
December 31	4,073.31	4,073.31	—		—	—	—

2004
March 3l	4,513.82	4,513.82	—		—	—	—
June 30	4,949.75	4,949.75	—		—	—	—
September 30	5,340.55	5,340.55	—		—	—	—
December 31	6,391.54	6,391.54	—		—	—	—

2005
March 3l	5,197.96	5,197.96	—		—	—	—
June 30	6,568.33	6,568.33	—		—	—	—
September 30	7,762.52	7,762.52	—		—	—	—
December 31	7,878.09	7,878.09	—		—	—	—

(1)	All designated customers have 30 days from the bill of lading to pay each invoice.
(2)	Paid in full on January 2, 2002.

Source: PMI.

Credit and Collection Policies

Credit Approval Process

All of PMI’s customers pay in one of three manners:

•	from an open account,

•	through a letter of credit, or

•	with advance payments.

During 2005, 6.73% of PMI’s export sales of crude oil were backed by letters of credit. The remainder was paid from open accounts. The manner in which each customer pays for the crude oil it purchases reflects PMI’s assessment of the credit risk that customer presents. PMI’s financial area carries out the evaluation and monitoring of the creditworthiness of each customer, and the assessment of the manner in which it should pay. Under the agreements governing Pemex Finance’s operations and purchase of receivables, PMI agreed to apply its credit and collection policies to all of the designated customers, including the affiliated designated customer. The financial area receives information from different sources, including audited financial records, commercial and banking references and external credit reports prepared by credit and rating agencies. This assessment, which involves financial analysis, focuses primarily on the customer’s capacity to generate cash flow and its prior credit history. The financial area compares the client’s financial structure, liquidity, cash flow and profitability ratios with the industry and regional market in which the company operates. PMI also considers country and sovereign risk in the analysis. Based on this information, PMI’s financial area issues an opinion to the credit committee on the creditworthiness of the future customer.

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

Contract Terms and Conditions

PMI makes a significant percentage of its crude oil sales under evergreen contracts, which typically allow the parties to terminate the agreement with three months notice, and long-term contracts. PMI exports most of the remaining quantity to the same customers that purchase under evergreen contracts but under separate supply contracts, applying the pricing formula included in the evergreen contracts. PMI’s export sales of crude oil are conducted on a “free-on-board” (FOB) basis. In practically all cases, title to the crude oil passes to the customer upon the crude’s loading on the ship. The invoice prepared by PMI’s treasury department states the final price for the quantity delivered. PMI generally prepares the invoice within five days of the delivery of crude oil, and presents it to the customer immediately by fax or telex transmission. The full amount of the invoice is due within the term established by the contract for such customer, which is generally 30 days from the day the bill of lading is generated. The bill of lading is generated when the crude oil is loaded onto the ship. PMI typically imposes interest on a daily basis equivalent to an annual rate of Prime rate plus 6%, not compounded, for all past due accounts. PMI may provide discounts or rebates for advance payments of any amount due.

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

In 2005, all of PMI’s crude oil export sales to customers qualifying as designated customers were made pursuant to PMI’s general terms and conditions to customers with which it maintains long-standing commercial relationships. In 2005, all of the invoices for crude oil export sales were paid within the established credit terms. PMI has a policy of not selling crude oil on the spot market. PMI has a policy under which it only sells its crude oil to customers that own or operate refineries.

Sales to Affiliates. PMI NASA is PMI’s only current customer which both qualifies as a designated customer and is an Affiliate of Petróleos Mexicanos. It has entered into a long-term supply contract with PMI which requires the supply of minimum quantities of crude oil and other feed stocks under an evergreen contract, which has a three month phase-out clause. PMI exported 42 tbpd crude oil to PMI NASA during 2005.

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

Payment of Accelerated Debt Service

Each of our debt agreements shall expressly provide, and each holder of our Indebtedness upon becoming a holder shall be deemed to agree, that

•	that holder shall only be entitled to receive payment of accelerated debt service in respect of that Indebtedness. By “accelerated debt service”, we mean any debt service which has been declared immediately due and payable (or in the case of a credit enhancement provided with respect to its debt service, the reimbursement obligation has been declared due and payable) after the occurrence of a default or an event of default under any debt agreement, and

•	that holder shall not ask, demand, sue for, take or receive from us, by set-off or in any other manner, or retain, payment (in whole or in part) of accelerated debt service other than such holder’s ratable share of amounts, if any, on deposit in the retention account.

However, that agreement shall automatically cease to have any force and effect upon the occurrence and during the continuance of:

•	any event of default of the type referred to in clauses (a), (b)(1)(x), (c), (d), (g), (h), (i), (j)(B), (k)(A)(2), (k)(B), (l) or (m) above under “—Events of Default” or

•	an event of default of the type referred to in any of our debt agreements which under the terms of that debt agreement triggers a diversion of 100% of collections to the retention account in the same manner as such clauses pursuant to the fiscal agency agreement.

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

Series of Note	Principal Amount	Final Maturity	Supplemental Indenture
1998 notes

5.72% notes due 2003	U.S.$500,000,000	November 15, 2003	First 5.72% Note Supplemental Indenture between Pemex Finance, MBIA Insurance Corporation (“MBIA”), the Fiscal Agent and the Trustee, dated December 1, 1998

8.02% notes due 2007	U.S.$350,000,000	May 15, 2007	First 8.02% Note Supplemental Indenture between Pemex Finance and the Trustee, dated December 1, 1998

6.30% notes due 2010	U.S.$400,000,000	May 15, 2010	First 6.30% Note Supplemental Indenture between Pemex Finance, Ambac Assurance Corporation (“Ambac”), the Fiscal Agent and the Trustee, dated December 1, 1998

9.15% notes due 2018	U.S.$250,000,000	November 15, 2018	First 9.15% Note Supplemental Indenture between Pemex Finance and the Trustee, dated December 1, 1998

February 1999 notes

6.125% notes due 2003	U.S.$300,000,000	November 15, 2003	Second 6.125% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated February 25, 1999

8.450% notes due 2007	U.S.$200,000,000	February 15, 2007	Second 8.450% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 25, 1999

6.550% notes due 2008	U.S.$300,000,000	February 15, 2008	Second 6.550% Note Supplemental Indenture between Pemex Finance, Ambac, the Fiscal Agent and the Trustee, dated February 25, 1999

8.875% notes due 2010	U.S.$200,000,000	November 15, 2010	Second 8.875% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 25, 1999

February 1999 floating rate notes

Series A floating rate notes	U.S.$100,000,000	February 15, 2014	Floating Rate Notes, Series A, Supplemental Indenture between Pemex Finance and the Trustee, dated as of February 25, 1999

Series of Note	Principal Amount	Final Maturity	Supplemental Indenture
July 1999 notes

9.14% notes due 2004	U.S.$225,000,000	August 15, 2004	Third 9.14% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

9.69% notes due 2009	U.S.$600,000,000	August 15, 2009	Third 9.69% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

7.33% notes due 2012	U.S.$250,000,000	May 15, 2012	Third 7.33% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated July 27, 1999

10.61% notes due 2017	U.S.$200,000,000	August 15, 2017	Third 10.61% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

July 1999 Additional Issuances

9.22% notes due 2004	U.S.$50,000,000	May 15, 2004	9.22% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

Series B floating rate notes	U.S.$90,000,000	February 15, 2014	Floating Rate Notes, Series B, Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

Series C floating rate notes	U.S.$35,000,000	August 18, 2004	Floating Rate Notes, Series C, Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

February 2000 notes

9.03% notes due 2011	U.S.$800,000,000	February 15, 2011	Fourth 9.03% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 10, 2000

7.80% notes due 2013	U.S.$150,000,000	February 15, 2013	Fourth 7.80% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated February 10, 2000

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements as well as PEMEX’s consolidated financial statements in the annual report of Petróleos Mexicanos for the year ended December 31, 2004 and the annual report of Petróleos Mexicanos for the year ended December 31, 2005 as of the date filed, which are incorporated herein by reference.

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

See “Item 4. Information on the Company—Description of Business—PEMEX’s Customers and Receivables”.

The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. Historically, the monthly weighted average price of the crude oil that PEMEX exports has fluctuated from a ten-year low of U.S.$7.67 per barrel in December 1998 to a high of U.S.$61.10 per barrel in May 2006. On June 27, 2006, the spot price for the PEMEX crude oil basket was an estimated U.S.$56.28 per barrel.

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

The following discussion refers to amounts stated on the basis of IFRS and should be read in conjunction with the audited financial statements included elsewhere in this annual report. Although there are a number of differences between IFRS and U.S. GAAP, application of U.S. GAAP would not have produced differences with respect to our shareholders’ equity and net income. However, a difference would have been produced with respect to the balance sheet presentation of our borrowings and unearned discount. For more information, see Note 11 to our financial statements in Item 18.

The following table summarizes our firm commitments on December 31, 2005 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods. We have no other commercial commitments.

	Principal Payments Due by Period
	Total due	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of U.S. dollars)
Long-term Debt
1998 notes
8.02% notes due 2007	175	117	58	—	—
9.15% notes due 2018	250	—	—	—	250

February 1999 notes
8.45% notes due 2007	42	33	8	—	—
8.875% notes due 2010	200	—	147	53	—

February 1999 floating rate notes
Series A floating rate notes	100	—	—	25	75

July 1999 notes
9.69% notes due 2009	450	120	330	—	—
10.61% notes due 2017	200	—	—	—	200

July 1999 additional issuances
Series B floating rate notes	90	—	—	—	90

February 2000 notes
9.03% notes due 2011	800	120	480	200	—

Subordinated Debt Obligations
Total	235	—	—	—	235

Total	$2,541	$390	$1,023	$278	$850

As of December 31, 2005, the fair value of our financial instruments, based on the final maturity dates thereof, is as follows:

Source of Fair Value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
Prices actively quoted	$0	$705	$1,145	$589	$2,438
Prices based on models and other valuation methods	0	0	0	550	550

On June 27, 2005, we redeemed and paid in full the entire outstanding principal amount of our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 in accordance with the terms thereof, at an aggregate redemption price equal to U.S.$ 1,098.4 million. The redemption price was equal to 100% of the outstanding principal amount of each series of Notes that were redeemed, plus (i) accrued and unpaid interest thereon to the redemption date, plus (ii) an amount equal to the applicable make-whole premium calculated pursuant to the relevant supplemental indenture. The aggregate outstanding principal amount of the Notes redeemed was approximately U.S.$994 million. In addition, on June 27, 2005, after the payment of the redemption price with respect to our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013, we prepaid U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) to Petróleos Mexicanos under the subordinated note dated January 1, 2002. On August 12, 2005, we reborrowed U.S.$70 million from Petróleos Mexicanos under this subordinated note in order to satisfy the required debt to equity ratio specified in the transaction documents.

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

The following table sets forth the amount of revenues earned during the years ended December 31, 2003, 2004 and 2005 which are attributable to each source of revenues.

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Interest income from discount on purchased accounts receivable	$456,712	$428,800	$304,226
Interest income from highly liquid temporary investments	2,289	3,203	12,412

Total revenues	$459,001	$432,003	$316,638

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

During the period from January 1, 2005 to December 31, 2005 the discount rate applied to the purchase of eligible receivables increased from 9.21259% to 9.59709%. During the period from January 1, 2004 to December 31, 2004 the discount rate applied to the purchase of eligible receivables increased from 9.11165% to 9.21259% and during the period from January 1, 2003 to December 31, 2003 the discount rate applied to the purchase of eligible receivables increased from 9.05408% to 9.11165%. In each case the change in the discount rate was as a result of the impact on the calculation of the discount rate of the varying interest rates on our floating rate notes.

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

Revenues decreased by 29.05% from U.S.$428.8 million in 2004 to U.S.$304.2 million in 2005. The decrease in income from discounts on current purchased eligible receivables was largely due to the fact there was an increase in the Mexican crude oil basket price in 2005 compared to 2004, resulting in a shorter calculation period for current discount calculations compared to 2004. This is reflected in the 27.69% decrease in income from discounts on current purchased eligible receivables in 2004 from U.S.$455.7 million to U.S.$329.5 million in 2005.

Revenues decreased by 6.2% from U.S.$456.7 million in 2003 to U.S.$428.8 million in 2004. The decrease in income from discounts on current purchased eligible receivables was largely due to the fact there was an increase in the volume of crude oil exported and an increase in the Mexican crude oil basket price in 2004 compared to 2003, resulting in a shorter calculation period for current discount calculations compared to 2003. This is reflected in the 6.3% decrease in income from discounts on current purchased eligible receivables in 2003 from U.S.$486.3 million to U.S.$455.7 million in 2004.

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

The 287.51% increase in interest income from highly liquid temporary investments in 2005 over 2004 was primarily due to an increase in our interest income from the investment of funds in the liquidity account. Such increase in interest income in turn was principally due to our increased retention of funds in the liquidity account for the purpose of paying for the redemption of our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 on June 27, 2005 and the prepayment of our subordinated debt to Petróleos Mexicanos on the same date, as well as a general increase in interest rates in the United States, which was reflected in the interest rates of the securities in which we are allowed to invest liquidity account funds.

The 39.9% increase in interest income from highly liquid temporary investments in 2004 over 2003 was primarily due to an increase in our interest income from the investment of funds in the liquidity account. Such increase in interest income in turn was largely due to a general increase in interest rates in the United States, which was reflected in the interest rates of the securities in which we are allowed to invest liquidity account funds.

Interest Expenses and Make-whole Premium

Interest expenses consist of interest accrued on our outstanding debt as well as the premiums payable to MBIA and Ambac with respect to the insured series of Notes and amortization of debt issuance costs.

Interest expense decreased from U.S.$414.3 million in 2004 to U.S.$317.9 million in 2005, a decrease of 23.3%. The decrease in interest expense was primarily due to the redemption of 4 series of our notes in 2005 (however, a make-whole premium of U.S.$96.4 million was paid in such redemption) and the maturity of certain of our notes, which reduced the amount of debt that we service.

The following table sets forth the interest expense and other costs incurred in 2005, 2004 and 2003 with respect to each issuance:

	Interest expense during
	2003	2004	2005
	(in thousands of U.S. dollars)
1998 notes	$79,720	$74,975	$53,978
February 1999 notes	50,413	42,835	29,508
February 1999 floating rate notes	4,570	4,785	6,646
July 1999 notes	107,968	99,635	79,649
July 1999 additional issuances	10,448	6,418	6,193
February 2000 notes	83,940	83,940	77,993
Subordinated debt	86,338	86,761	56,852
Insurance premium and amortization of debt issuance costs	16,982	14,941	7,087
Redeemed notes make-whole premium			96,377

Total	$440,379	$414,290	$414,283

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

General and administrative expenses increased to U.S.$2.78 million in 2005 from U.S.$1.58 million in 2004. The 76.21% increase was largely due to increases in legal and administrative expenses. General and administrative expenses increased to U.S.$1.58 million in 2004 from U.S.$1.55 million in 2003. The 1.89% increase was largely due to increases in legal and administrative expenses.

Eligible receivables we purchase under the receivables purchase agreement are serviced, managed, administered and collected by PMI acting as servicer under the servicing and collection agency agreement. Fees paid to the servicer amounted to U.S.$0.41 million in 2005, U.S.$0.39 million in 2004 and U.S.$0.39 million in 2003.

Taxes

We had no tax expense during 2005, 2004 or 2003.

Net Income

Net income (loss) decreased from U.S.$16.13 million in 2004 to U.S.$(100.42) million in 2005, a decrease of 722.43%. Net income decreased from U.S.$17.07 million in 2003 to U.S.$16.13 million in 2004, a decrease of 5.4%.

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

We have issued the following senior and subordinated debt:

•	On December 7, 1998, we received U.S.$250 million in the form of subordinated debt issued to Petróleos Mexicanos. On December 14, 1998, we issued the 1998 notes, in an aggregate principal amount of U.S.$1.5 billion.

•	On February 25, 1999, we issued the February 1999 notes, in an aggregate principal amount of U.S.$1.0 billion. On the same date, we also issued the February 1999 floating rate notes in an aggregate principal amount of U.S.$100 million. Prior to issuing the February 1999 notes and the February 1999 floating rate notes, on February 24, 1999, we received U.S.$125 million in the form of subordinated debt issued to Petróleos Mexicanos.

•	On July 27, 1999, we issued the July 1999 notes, in aggregate principal amount of U.S.$1.275 billion. On the same date, we also issued additional fixed rate notes having an aggregate principal amount of U.S.$50 million and two series of floating rate notes having an aggregate principal amount of U.S.$125 million. On July 23, 1999, we received U.S.$204 million in the form of subordinated debt issued to Petróleos Mexicanos.

•	On February 10, 2000, we issued the February 2000 notes, in aggregate principal amount of U.S.$950 million. On February 8, 2000, we received U.S.$136 million in the form of subordinated debt issued to Petróleos Mexicanos.

•	On January 1, 2002, we issued a new subordinated note to Petróleos Mexicanos for U.S.$714.75 million consolidating the four subordinated notes we had previously issued to Petróleos Mexicanos.

We had U.S.$2.57 billion in borrowings as of December 31, 2005 (including borrowings under the Notes, as well as the subordinated note issued to Petróleos Mexicanos). For information on the maturity profile of our borrowings, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

On June 27, 2005, we redeemed and paid in full the entire outstanding principal amount of our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 in accordance with the terms thereof, at an aggregate redemption price equal to U.S.$1,098.4 million. The aggregate outstanding principal amount of the Notes redeemed was approximately U.S.$994 million. In addition, on June 27, 2005, after the payment of the redemption price with respect to our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013, we prepaid U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) to Petróleos Mexicanos under the subordinated note dated January 1, 2002. We funded the payment of the redemption price, as well as the prepayment of our subordinated debt, with collections from accounts receivable we had previously purchased from PMI Services. On August 12, 2005, we reborrowed U.S.$70 million from Petróleos Mexicanos under the subordinated note dated January 1, 2002.

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

During 2005, 2004 and 2003 we used U.S.$16.8 billion, U.S.$14.7 billion and U.S.$11.3 billion, respectively, to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the relevant period.

The following table sets forth the collections received on current purchased receivables and future eligible receivables that were generated and became current eligible receivables during 2003, 2004 and 2005 as well as the purchased receivables to be generated as of December 31, 2003, 2004 and 2005:

	2003	2004	2005
	(in millions of U.S. dollars)
Collections on current purchased receivables	$12,023.5	$16,078.9	$19,104.9
Receivables that were generated and became current eligible receivables	1,019.1	1,112.9	1,570.5
Receivables to be generated in the future*	3,636.7	3,227.0	821.6

*	Net of future discount.

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

Petróleos Mexicanos and BNP Paribas Bank, as trustee and administrator, entered into a management agreement as of December 1, 1998. Under the management agreement, BNP Paribas Bank:

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

Darren Riley was appointed Director of Pemex Finance in November 1998 and Vice President of Pemex Finance in June 2000. He serves as a director of various Cayman Islands corporations and is also currently a Director and the General Manager of BNP Paribas Bank and is, accordingly, responsible for its day to day operation. Prior to joining BNP, Mr. Riley held a senior position within the investment banking arm of a major international banking group.

Regina Forman was appointed Director of Pemex Finance in May 2003. She serves as a director of various Cayman Islands corporations and is currently the Manager of Corporate Services of BNP Paribas Bank. Prior to joining BNP, Ms. Forman held a senior position with the Investment Services Division of Deutsche Bank Cayman. Ms. Forman is a member of the Chartered Institute of Bankers (UK) and has a Diploma in Financial Services Management. Ms. Forman is also a Member of the Institute of Chartered Bankers (Canada).

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

Piccadilly Directors Limited was appointed Director of Pemex Finance in November 1998. It is a wholly-owned subsidiary of BNP Paribas Bank.

Compensation of Directors and Officers

Pursuant to the management agreement, BNP Paribas Bank receives an annual fee of U.S.$6,000 for the services of its directors (Regina Forman, Darren Riley and Piccadilly Directors Limited) and for additional services. Michael Austin receives an annual fee of U.S.$10,000 for his services as independent director. Ricardo Fernández Delgado is not compensated for his services as director.

Employees

Pemex Finance has no employees.

Share Ownership

None of our directors own any of our shares.

Item 7.	Major Shareholders and Related Party Transactions.

Pursuant to the declaration of trust establishing the Pemex Finance Trust, a charitable trust created under the laws of the Cayman Islands, all of our outstanding shares are owned by BNP Paribas Bank as trustee for the Pemex Finance Trust. Our authorized share capital consists of 1,000 ordinary shares, U.S.$1.00 par value per share, all of which have been issued.

Pursuant to an agreement dated July 1, 2005 between Petróleos Mexicanos and BNP Paribas Bank, the latter granted Petróleos Mexicanos an option to purchase all the shares owned by BNP Paribas Bank on or after we repay all of our indebtedness. In the event Petróleos Mexicanos elects to exercise this option, the applicable purchase price would be U.S.$10 per share.

Since our inception there have been no, and there are no proposed, material transactions in which any director, officer or our shareholder is a party. None of our directors, officers, or associates of any of our directors or officers have been indebted to us at any time since our inception.

We consider Petróleos Mexicanos to be a related party, as we purchase all the current eligible receivables and rights to future (ungenerated) eligible receivables from PMI, which is an indirect wholly-owned subsidiary of Petróleos Mexicanos. During 2005 we purchased U.S.$16.8 billion of such eligible receivables and during 2004 we purchased U.S.$14.7 billion of such eligible receivables. At December 31, 2004, we had subordinated debt outstanding from Petróleos Mexicanos of U.S.$725.66 million. On June 27, 2005, we elected to prepay U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) of our subordinated debt to Petróleos Mexicanos in accordance with the terms thereof. On August 12, 2005, we reborrowed U.S.$70 million from Petróleos Mexicanos under this subordinated debt in order to satisfy the required debt to equity ratio specified in the transaction documents. At December 31, 2005, we had subordinated debt outstanding from Petróleos Mexicanos of U.S.$238.44 million.

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

The gain or loss on a disposition of a Note by a U.S. holder generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder holds the Note for more than one year prior to disposition. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at reduced rate of tax.

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other filings we make electronically with the SEC. In addition, copies of the receivables purchase agreement, fiscal paying agency agreement, servicing and collection agency agreement and the letter agreement are available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at JPMorgan Chase Bank, N.A., Capital Markets Fiduciary Services, 4 New York Plaza, 15th Floor, New York, NY 10004.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

The following discussion includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The following table summarizes the financial instruments we held at December 31, 2005 which are sensitive to changes in interest rates. We do not use any derivative instruments to manage this primary market exposure. In the normal course of business, we also face risks that are non-financial or non-quantifiable. Such risks include credit risk and are not represented in the following table. For more information on credit risk, see Note 3 to our financial statements in Item 18. Further, since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.

The table below sets forth the amounts and related average interest rates by expected maturity dates of our long-term debt obligations as of December 31, 2005.

	Calendar Year of Expected Maturity Date for Debt (in thousands of U.S. Dollars) December 31, 2005
Outstanding Debt	2006	2007	2008	2009	2010	Thereafter	Total Carrying Value	Fair Value
Fixed rate debt [1]	$390,000	$386,667	$333,333	$303,333	$213,333	$490,000	$2,116,668	$2,438,197
Average interest rate [1]	9.30%	9.37%	9.42%	9.51%	9.74%	9.60%
Variable rate debt floating rate notes						190,000	190,000	200,933
Subordinated debt to PEMEX [2].	—	—	—	—		234,750	234,750	349,554

Note:	Numbers may not total due to rounding.

(1):	Includes our 6.550% notes due 2008, our 6.30% notes due 2010, our 7.33% notes due 2012 and our 7.80% notes due 2013 which we redeemed on June 27, 2005.
(2):	Includes U.S.$550 million that we prepaid to Petróleos Mexicanos on June 27, 2005, and U.S.$70 million that we reborrowed from Petróleos Mexicanos on August 12, 2005.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our president, who performs functions similar to those of a principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our president concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our president, as appropriate to allow timely decisions regarding disclosure.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

We have no separate audit committee, and so our board of directors serves as our audit committee.

Our board of directors has determined that Michael Austin qualifies as an “independent audit committee financial expert” within the meaning of this Item 16A.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors for purposes of U.S. GAAP, PricewaterhouseCoopers, Independent Registered Public Accounting Firm, during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005
Audit fees	$56,207	$66,293
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	$56,207	$66,293

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of our financial statements for the years ended December 31, 2005 and 2004, in accordance with auditing standards generally accepted in the United States of America, which audit includes preparing an audit report.

There were no audit-related fees, tax fees or other fees billed by PricewaterhouseCoopers, S.C. in 2005 and 2004.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 17.	Financial Statements.

Pemex Finance has responded to Item 18 in lieu of this item.

Item 18.	Financial Statements.

See pages F-1 through F-17, incorporated herein by reference.

Item 19.	Exhibits.

The financial statements of Pemex Finance as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 are attached hereto on pages F-1 through F-17 and are incorporated herein by reference.

(a) The following financial statements, together with the reports of PricewaterhouseCoopers thereon, are filed as a part of this annual report:

(b) Exhibit No:	Description
Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.1	Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.2	Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.3	Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.4	First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.5	First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.6	Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

(b) Exhibit No:	Description
Exhibit 2.7	Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.8	Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.9	Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.10	Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.11	Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.12	Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.13	Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.14	Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.15	Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.16	Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

(b) Exhibit No:	Description
Exhibit 2.17	Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 11.1	Pemex Finance Ltd. Code of Ethics (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC (Commission file No. 333-10920-01) on June 30, 2004)

Exhibit 12.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2004, as filed with the SEC (Commission file No. 0-99) on June 30, 2005 (incorporated herein by reference)

Exhibit 99.2	U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMEX FINANCE LTD.

/s/ RICARDO FERNÁNDEZ DELGADO
Ricardo Fernández Delgado
Director and President

Date: June 30, 2006

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.1	Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.2	Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.3	Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.4	First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.5	First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.6	Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.7	Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.8	Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.9	Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.10	Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit No.	Description
Exhibit 2.11	Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.12	Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.13	Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.14	Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.15	Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.16	Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.17	Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 11.1	Pemex Finance Ltd. Code of Ethics (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC (Commission file No. 333-10920-01) on June 30, 2004)

Exhibit 12.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2004 as filed with the SEC (Commission file No. 0-99) on June 30, 2005 (incorporated herein by reference)

Exhibit 99.2	U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, April 21, 2006

To the Shareholder and Board of Directors of

Pemex Finance Limited

We have audited the accompanying balance sheets of Pemex Finance Limited (the “Company”) as of December 31, 2005 and 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three years then ended, all expressed in US dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the International Standards of Auditing and the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pemex Finance Limited as of December 31, 2005 and 2004, the results of its operations and cash flows for the years ended December 31, 2005, 2004 and 2003, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

As discussed in Note 11, the Company’s financial statements are prepared in accordance with IFRS. As of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, the application of Accounting Principles Generally Accepted in the United States would not have produced differences with respect to the Company’s shareholders equity and the net income, however there are two differences related to the balance sheet presentation.

PricewaterhouseCoopers

/S/ JOSÉ LUIS GUZMÁN
José Luis Guzmán Audit Partner

PEMEX FINANCE LIMITED

BALANCE SHEETS

(Notes 1 and 2)

Thousands of U.S. dollars

	December 31,
	2005	2004
Assets
CURRENT ASSETS:
Cash and cash equivalents	$178,288	$53,806
Liquidity account (Note 4)	125,962	180,845
Current purchased accounts receivable (Notes 2b. and 5)	1,570,539	1,108,076
Other accounts receivable	26	3
Rights to future (ungenerated) purchased accounts receivable (Notes 2b. and 5)	821,655	3,253,658

Total current assets	2,696,470	4,596,388

Total assets	$2,696,470	$4,596,388

Liabilities and Shareholder’s Equity
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$416,296	$377,900
Accounts payable and accrued expenses	147	1,997

Total current liabilities	416,443	379,897

LONG-TERM LIABILITIES:
Long-term debt (Note 6)	1,916,667	3,265,490
Subordinated debt to Petróleos Mexicanos (Notes 6 and 7)	238,446	725,661

Total long-term liabilities	2,155,113	3,991,151

Total liabilities	2,571,556	4,371,048

SHAREHOLDER’S EQUITY (Note 10):
Capital stock	1	1
Retained earnings	124,913	225,339

Total shareholder’s equity	124,914	225,340

Total liabilities and shareholder’s equity	$2,696,470	$4,596,388

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of U.S. dollars

	Year ended December 31,
	2005	2004	2003
Revenues:
Interest income from discount on purchased accounts receivable	$304,226	$428,800	$456,712
Interest income from highly liquid temporary investments	12,412	3,203	2,289

Total revenues	316,638	432,003	459,001

Interest expense (Notes 6 and 7)	(317,906)	(414,290)	(440,379)

Make-whole premium (Note 6)	(96,377)

General and administrative expenses (Note 8)	(2,781)	(1,578)	(1,550)

Net (loss) income	$(100,426)	$16,135	$17,072

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Notes 1, 2 and 10)

Thousands of U.S. dollars

	Capital stock	Retained earnings	Total shareholder’s equity
Balances as of January 1, 2003	$1	$192,132	$192,133
Net income		17,072	17,072

Balances as of December 31, 2003	1	209,204	209,205
Net income		16,135	16,135

Balances as of December 31, 2004	1	225,339	225,340
Net loss		(100,426)	(100,426)

Balances as of December 31, 2005	$1	$124,913	$124,914

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CASH FLOWS

(Notes 1 and 2)

Thousands of U.S. dollars

	Year ended December 31,
	2005	2004	2003
Operating activities:
Net (loss) income	$(100,426)	$16,135	$17,072
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Amortization of debt issuance costs	191	72	687
Change in assets and liabilities:
Current purchased accounts receivable	9,682	13,795	4,652
Other	(23)	12	(10)
Accounts payable and accrued expenses	(1,850)	30	(420)
Accrued interest payable	(18,422)	(2,499)	(3,429)
Liquidity account	54,883	(2,067)	(1,533)
Collections of accounts receivable, net of discounts collected	18,767,169	15,079,561	11,472,043
Purchases of accounts receivable and rights to future (ungenerated) accounts receivable	(16,807,310)	(14,749,776)	(11,193,187)

Net cash provided by operating activities	1,903,894	355,263	295,875

Financing activities:
Payments of long-term debt	(1,779,412)	(344,755)	(328,333)

Net cash used in financing activities	(1,779,412)	(344,755)	(328,333)

Cash and cash equivalents:
Net change of the year	124,482	10,508	(32,458)
At the beginning of the year	53,806	43,298	75,756

At the end of the year	$178,288	$53,806	$43,298

Supplemental cash flow information:
Interest and make-whole paid premium	$425,617	$401,848	$426,827

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

NOTE 1—THE COMPANY:

Pemex Finance Limited (the Company) was incorporated on November 18, 1998 (inception date) under the laws of the Cayman Islands, beginning operations on December 7, 1998. All of the outstanding share capital is owned by BNP Paribas Bank & Trust Cayman Limited (BNP Paribas Bank) as trustee of the Pemex Finance Trust, a charitable trust created under the laws of the Cayman Islands. The Company is managed by BNP Paribas Bank and has no employees. The Company is a special purpose financing vehicle formed as part of a program established to finance the capital expenditures of Petróleos Mexicanos (PEMEX).

The main objective of the Company is to transact selected financing activities outside the Cayman Islands. The Company’s business is limited to the issuance of debt and the purchase of certain accounts receivable under the Receivables Purchase Agreement (RPA) dated as of December 1, 1998, which is summarized as follows:

Pursuant to terms of the RPA, the Company has the right to purchase from P.M.I. Services B.V. (Services), an indirect wholly-owned subsidiary of PEMEX, and Services has the right to purchase from P.M.I. Comercio Internacional, S. A. de C. V. (Comercio), a subsidiary of PEMEX, certain current and future accounts receivable (Eligible Receivables) generated or to be generated by the export from Mexico of crude oil to certain designated customers (Designated Customers). Any Eligible Receivables that are not due and payable when purchased (at the time the purchase price is paid) are purchased at a discount. The amount of the discount is determined by discounting the invoice amount of such Eligible Receivables by a rate equal to the weighted average yield of the Company’s outstanding indebtedness (excluding the subordinated debt to PEMEX) on the day the Company pays the purchase price for such Eligible Receivables to Services, plus the Specified Basis Points (50 basis points).

On December 14, 1998, PEMEX signed a letter addressed to the Company whereby it agreed to cause Comercio to perform its material obligations under the RPA, but not the payment of any Eligible Receivables purchased by the Company. Neither PEMEX nor any of its affiliates or subsidiaries in any way guarantees payment of the purchased Receivables and neither PEMEX nor any of its affiliates or subsidiaries shall be liable for nonpayment of any purchased Receivable by any Designated Customer.

All proceeds received or to be received by the Company from Designated Customers or from any issuance of debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from Services, to service or refinance its existing indebtedness or for general corporate purposes.

On June 20, 2006 the Company’s Board of Directors approved the issuance of these financial statements. Neither The Pemex Finance Trust nor PEMEX are allowed to amend the financial statements after issue.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

a.	Basis of presentation—

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The measurement basis used in preparing these financial statements is historical basis. The Company’s functional and presentation currency is the U.S. dollar.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

b.	Accounts receivable—

The rights to future (ungenerated) purchased accounts receivable, is equal to the amount paid to Services to purchase Eligible Receivables to be generated by Comercio, approximately within the following 15 days. As Comercio exports crude oil to the Designated Customers, evidenced by a bill of lading, such amount becomes current purchased accounts receivables.

Current purchased accounts receivable are originally recorded at fair value to be received from the Designated Customers, pursuant to the terms and conditions agreed with Comercio. The originally recorded amount may be adjusted pursuant to such terms and conditions and, in such case, the adjusted amount would be the actual amount payable by Designated Customers. All proceeds received from the Designated Customers are applied to reduce the current purchased accounts receivable. These proceeds are used to purchase from Services new future Eligible Receivables.

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

As of December 31, 2005 and 2004, current accounts receivable turnover is in average of 30 days.

c.	Revenue recognition—

Revenue from the discount on purchased accounts receivable is recorded as income when interests are generated as described below:

i. Discounts on future (ungenerated) purchased accounts receivable (Eligible Receivables of Designated Customers that have not yet been generated by Comercio) are determined by applying the relevant discount rate (as determined on the date on which the purchase price for such Eligible Receivables was paid to Services) to the daily balance of future Eligible Receivables as determined by the purchase date. Such discounts are recorded as income from discount on Purchased Eligible Receivables as earned on a daily basis using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instruments or, when appropriate, a shorter period to the net carrying amount of the financial assets.

ii. Discounts on current purchased accounts receivable (Eligible Receivables of Designated Customers that have been generated by Comercio) are determined by applying the relevant discount rate to the corresponding invoice amount based on the number of days elapsed from the purchase day to the payment day. The related discount is recorded as income when earned during this period using the effective interest method. Any unearned discount at the date of the financial statements is presented netting the current purchased accounts receivable.

iii. The total amount of the discount on each Eligible Receivables (i.e., the total revenue generated by each purchased Eligible Receivables) is determined by discounting the invoice amount of such Eligible

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

Receivables for the period from the day on which the purchased Eligible Receivables is due from the Designated Customer to the date on which the purchase price for such Eligible Receivables was paid to Services. As of December 31, 2005 the discount rate for Eligible Receivables purchased was 9.59709% (9.21259% as of December 31, 2004). During 2005 the discount rate applied to purchase Eligible Receivables fluctuated between a range of 9.21259% and 9.59709% (between 9.10530% and 9.21259% during 2004 and between 9.05408% and 9.11165% during 2003).

d.	Accounting estimates—

Preparation of financial statements in conformity with IFRS requires that management make estimates and assumptions that affect the amounts reported of assets and liabilities at the date of the financial statements and the amounts reported of revenues and expenses during the reported period. Actual results could differ from those estimates.

e.	Cash and cash equivalents—

The Company considers as cash equivalents all deposits with original maturities of less than three months.

f.	Borrowings—

Borrowings are recognized as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

g.	Provisions—

Provisions on the balance sheet are recognized when the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

h.	New accounting pronouncements—

The International Accounting Standards Board (IASB) issued some interpretations and amendments to published standards effective in 2005, these interpretation and amendments include:

•	IFRIC 2, Members’ Shares in Co-operative Entities and Similar Instruments (effective from 1 January 2005).

•	SIC 12 (Amendment), Consolidation—Special Purpose Entities (effective from 1 January 2005).

•	IAS 39 (Amendment), Transition and Initial Recognition of Financial Assets and Financial Liabilities (effective from 1 January 2005).

The Company’s management considers these modifications will not have a significant effect on its financial information.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after 1 January 2006 or later periods but which the Company has not early adopted, as follows:

•	IAS 19 (Amendment), Employee Benefits, effective from 1 January 2006. *

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions, effective from 1 January 2006. *

•	IAS 39 (Amendment), The Fair Value Option, effective from 1 January 2006. *

•	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts, effective from 1 January 2006. *

•	IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources, effective from 1 January 2006. *

•	IFRS 6, Exploration for and Evaluation of Mineral Resources, effective from 1 January 2006. *

•	IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures, effective from 1 January 2007.

•	IFRIC 4, Determining whether an Arrangement contains a Lease, effective from 1 January 2006. *

•	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, effective from 1 January 2006. *

•	IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment, effective from 1 December 2005. *

*	These standards are not applicable to the Company.

IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company is currently evaluating the possible impact that its adoption will have on its financial statements.

i.	Segment reporting—

The Company operates in one reportable segment of acquiring accounts receivable; therefore no segment disclosure is required. Most of the Company’s accounts receivable are related to companies based in the United States, Canada, Aruba and Mexico.

j.	Reclassifications—

Certain periods amounts have reclassificated to the current presentation.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

NOTE 3—SIGNIFICANT RISKS:

In 2005, the Company purchased accounts receivable of Designated Customers from the United States, Canada, Aruba and Mexico.

Credit risk with respect to trade receivables is concentrated due to the limited number of customers. Four customers represent 75% and 57% of accounts receivable at December 31, 2005 and 2004, respectively.

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

The Company is exposed to interest rate risk on long-term floating rate instruments. At December 2005 and 2004, the proportion of floating rate debt was 8.2% and 5.3%, respectively, to total debt outstanding. This rise is mitigated since the income discount rate is based in the same floating rate.

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

At December 31, 2005 and 2004, the carrying amounts of cash and cash equivalents, liquidity account, purchased accounts receivable and accruals and accounts payable approximate their fair value due to the relative short maturity of such instruments. The estimated fair value of the long-term publicly traded debt is the published price quotation in the market at December 31, 2005 and is shown in Note 6. The estimated fair value of the subordinated debt to PEMEX is determined by discounting the amounts of future interest and principal payments, at the three-month LIBOR rate at the date of fair value calculation plus 300 basis points.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

The ability of the Company to meet its obligations with respect to its indebtedness depends on:

1) the ability of Comercio, operating through PEMEX, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PEMEX’s crude oil, 2) any adverse change in the business or financial condition of a Designated Customer that could affect the customer’s ability to make timely payments with respect to purchased receivables, and 3) the continuing ability of the Designated Customers to purchase Mexican crude oil from Comercio.

NOTE 4—LIQUIDITY ACCOUNT:

Under the Fiscal and Paying Agency Agreement (Fiscal Agency Agreement) dated as of December 1, 1998 among the Company, The JP Morgan Chase Bank, as Fiscal Agent, and The Chase Manhattan Bank of Luxembourg, S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the Liquidity Account. Under the terms of the Company’s long-term notes (excluding subordinated debt to PEMEX), the cash balance and permitted investment standing to credit such account at any date, shall be at least equal to an amount, determined at such date, equal to the sum of the next payment of debt service. At December 31, 2005 and 2004, the balance in the Liquidity Account represents cash and permitted investment standing to the credit of such account, including interest earned on such amounts, and such balance is not considered to be cash equivalent.

NOTE 5—CURRENT AND FUTURE PURCHASED ACCOUNTS RECEIVABLE:

As mentioned in Notes 1 and 2b, the Company purchases Eligible Receivables of Designated Customers from Services. Other than in limited circumstances, the Company has no recourse to or claim against Services for funds advanced toward payment of Eligible Receivables (see Note 2b.). Services satisfies all its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by Comercio, without regard to any concentration limit by Designated Customers.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

NOTE 6—LONG-TERM DEBT:

Long-term debt as of December 31, 2005 and 2004 is summarized as follows.

	December 31,
	2005 (1)	2004 (1)
December 14, 1998 issuances:
8.02% Notes due 2007	$176,710	$294,513
6.30% Notes due 2010 (2)	—	403,002
9.15% Notes due 2018	252,732	252,722

Subtotal	429,442	950,237

February 25, 1999 issuances:
8.450% Notes due 2007	42,108	75,792
6.550% Notes due 2008 (2)	—	231,291
8.875% Notes due 2010	202,219	202,219
Floating Rate Notes due 2014	100,987	100,726

Subtotal	345,314	610,028

July 27, 1999 issuances:
9.69% Notes due 2009	455,451	576,904
7.33% Notes due 2012 (2)	—	252,291
10.61% Notes due 2017	202,652	202,653

Subtotal	658,103	1,031,848

July 27, 1999 additional issuances:
Floating Rate Notes due 2004	—	16
Floating Rate Notes due 2014	91,074	90,768

Subtotal	91,074	90,784

February 10, 2000 issuances:
9.03% Notes due 2011	809,030	809,030
7.80% Notes due 2013 (2)	—	151,463

Subtotal	809,030	960,493

Total debt	2,332,963	3,643,390
Less: Current portion	416,296	377,900

Total long-term debt	$1,916,667	$3,265,490

(1)	Includes accrued interest and, if applicable, unamortized debt issuance cost.
(2)	Insured under insurance and reimbursement agreements for as long as the principal amounts are outstanding. All other notes are unsecured.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

Interest is payable quarterly for each of these series of notes.

The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the ratio of total liabilities to equity (as defined in the Fiscal and Paying Agency Agreement, “Equity” includes the subordinated debt to PEMEX) shall not be greater than 7 to 1 and that the Company will maintain a debt service coverage ratio of at least 3 to 1, which is calculated as the sum of: 1) the aggregate amount of quarterly payments made to the Company by obligors on the purchased receivables, 2) capital contributions, including the proceeds of the subordinated debt, in the form of cash or permitted investments, and 3) quarterly income from permitted investments, divided by the maximum aggregate amount of scheduled debt service. As of December 31, 2005 and 2004, the Company was in compliance with both covenants.

As a part of the Company’s debt management and in order to reduce the financing cost of its outstanding debt, on June 27, 2005, the Company redeemed and paid in full the entire outstanding principal amount of 6.550% notes due 2008, 6.30% notes due 2010, 7.33% notes due 2012 and 7.80% notes due 2013 in accordance with the terms thereof, at an aggregate redemption price equal to US$1,098.4 million. The redemption price was equal to 100% of the outstanding principal amount of each series of Notes that were redeemed (an aggregate of US$994 million), plus: i) accrued and unpaid interest thereon to the redemption date (an aggregate of US$8 million), plus ii) an amount equal to the applicable make-whole premium calculated pursuant to the relevant supplemental indenture (an aggregate of US$96.4 million).

During the year ended December 31, 2005, the Company paid principal amounting to US$1,299 million (US$345 million during 2004).

Interest incurred from the Company’s indebtedness for the years ended December 31, 2005, 2004 and 2003, amounted to US$254 million, US$313 million and US$337 million, respectively. The accrued interest payable as of December 31, 2005 and 2004 amounted to US$26.5 million and US$37.7 million, respectively.

The annual maturities of the long-term debt outstanding for the next five years are as follows:

Year ended
Current portion of debt	$416,296

Long-term debt:
2007	386,668
2008	333,333
2009	303,333
2010	213,333
2011 and thereafter	680,000

1,916,667

Total debt	$2,332,963

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

The estimated fair value of the Company’s long term debt is as follows:

	December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value
Total debt	$2,332,963	$2,639,130	$3,643,390	$4,098,550

Subordinated debt to PEMEX
(see Note 7)	$238,446	$349,554	$725,661	$1,222,153

NOTE 7—SUBORDINATED DEBT TO PEMEX:

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

In addition, on June 27, 2005, after the payment of the redemption price of the Notes redeemed on this same date as described in Note 6, the Company prepaid US$550 million (and accrued and unpaid interest thereon to the date of prepayment) to PEMEX under the subordinated note dated January 1, 2002. On August 12, 2005, the Company reborrowed US$70 million from PEMEX under this subordinated debt.

Interest incurred from the subordinated debt for the years ended December 31, 2005, 2004 and 2003, amounted to US$56.8 million, US$86.7 million and US$86.3 million, respectively. The accrued interest payable as of December 31, 2005 and 2004 amounted to US$3.7 million and US$10.9 million, respectively. At December 31, 2005 and 2004, the interest rate on the subordinated debt was 9.59709% and 9.21259%, respectively, plus 300 basis points.

NOTE 8—TRANSACTIONS WITH THE PEMEX GROUP:

The Company considers PEMEX a related party since all of the Company’s operations to purchase current and future accounts receivable are with Services, an indirect wholly-owned subsidiary of PEMEX. During the years ended December 31, 2005 and 2004, the Company purchased from Services accounts receivable and rights to future (ungenerated) accounts receivable totaling US$16,807,310 and US$14,749,776, respectively. Also, at December 31, 2005 and 2004, the Company has subordinated debt outstanding from PEMEX of US$238,446 and US$725,661 (see Notes 6 and 7).

Pursuant to the RPA, the Company pays to Services a margin for services provided, recorded in general and administrative expenses in the statements of income. Total fees paid during the year ended December 31, 2005 amounted to US$1,146.49 (US$932.9 for the year ended December 31, 2004 and US$717.8 for the year ended December 31, 2003) and accrued fees payable as of December 31, 2005 totaled US$109.3 (US$91.6 at December 31, 2004).

Under the RPA, Comercio is responsible for servicing, managing, collecting and holding any collections in respect of purchased Receivables. Contractually, the servicing fees payable to Comercio annually are limited to US$300 and is adjusted for the United States inflation rate on an annual basis. Total fees paid to Comercio for such services for the years ended December 31, 2005, 2004 and 2003 amounted US$407.6, US$394.6 and US$387.2, respectively, and have been reflected within general and administrative expenses.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Amounts in thousands of U.S. dollars

During the years ended December 31, 2005, 2004 and 2003 the Company paid to its directors US$2, US$20 and US$10, respectively.

NOTE 9—INCOME TAXES:

The Company is exempt from taxes under the law of the Cayman Islands. No income tax was paid during the years ended December 31, 2005, 2004 and 2003.

NOTE 10—SHAREHOLDER’S EQUITY:

The Company’s authorized share capital consists of 1,000 ordinary shares, par value per share of one US dollar, all of which are issued and paid. Each share is subject to the provisions of the Cayman Islands Companies Law (1998 Revision) and the Articles of Association. The Company has the power to redeem or purchase any of its shares, to sub-divide or consolidate the shares, to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponements of rights or to any conditions or restrictions whatsoever. Unless the conditions of issue shall otherwise expressly provide, every issue of shares whether Ordinary, Preferred or otherwise shall be subject to the powers on the part of the Company herein provided.

Pursuant to an agreement dated July 1, 2005, between PEMEX and BNP Paribas Bank, the latter granted PEMEX an option to purchase all the shares owned by BNP Paribas Bank on or after the Company repays all its indebtedness. In the event PEMEX decided to exercise this option, the applicable purchase price would be US$10 per share.

NOTE 11—DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”):

The Company’s financial statements are prepared in accordance with IFRS. As of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, the application of U.S. GAAP would not have produced differences with respect to the Company’s shareholders’ equity and the net income, however there are two differences related to the balance sheet presentation.

Under IFRS, borrowings are recognized initially at fair value, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any redemption difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings. Under U.S. GAAP, debt issuance cost is capitalized and presented as an asset as a deferred charge, and amortized over the life of the debt. As of December 31, 2005 and 2004, the reclassified debt issuance costs are US$172 and US$363, respectively.

Under IFRS, any unearned discount at the date of the financial statements is presented netting the current purchased account receivable. Under U.S. GAAP unearned discount is presented as a deferred revenue.