Form 20-F
period 2006-12-31
PEMEX FINANCE LTD
filed 2007-07-02
CIK 1096057

As filed with the Securities and Exchange Commission on July 2, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Event requiring this Shell Company Report
For the transition period from to

Commission File No. 333-10920-01
Pemex Finance Ltd.
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)

BNP Paribas
Private Bank & Trust
Cayman Limited
P.O. Box 10632APO
4th Floor
Piccadilly Centre
Grand Cayman
Cayman Islands
(353)1542-6914

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$350,000,000 8.02% Notes due 2007	$200,000,000 10.61% Notes due 2017
$600,000,000 9.69% Notes due 2009	$250,000,000 9.15% Notes due 2018
$200,000,000 8.875% Notes due 2010	$100,000,000 Floating Rate Notes, Series A, due 2014
$800,000,000 9.03% Notes due 2011	$90,000,000 Floating Rate Notes, Series B, due 2014

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,000 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes     ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes     ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17     ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes     ☐ No

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2005, as filed with the United States Securities and Exchange Commission (the “SEC”) (Commission file No. 0-99), on June 30, 2006, is incorporated herein by reference, together with any amendments thereto. The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2006 is also incorporated herein by reference, together with any amendments thereto, effective as of the date of their respective filings.

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

The annual reports on Form 20-F of Petróleos Mexicanos for the fiscal years ended December 31, 2005 and December 31, 2006, incorporated herein by reference, as of the date of their respective filings, also contain or may contain forward looking statements. For a discussion of the factors affecting the forward looking statements contained therein, see those annual reports.

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

This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the sake of convenience. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.8810 to U.S.$1.00, which is the exchange rate that the Ministry of Finance and Public Credit gave PEMEX on December 31, 2006. On June 25, 2007, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 10.815.

Item 1.	Identity of Directors, Senior Management, and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

SELECTED FINANCIAL DATA

The selected financial data set forth below as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 have been derived from our audited financial statements included in Item 18. Selected financial data as of December 31, 2002, 2003 and 2004 and for each of the two years ended December 31, 2002 and 2003 have been derived from our previously published audited financial statements not included in this document. Our financial statements are prepared in accordance with the international financial reporting standards, otherwise referred to as “IFRS”, promulgated by the International Accounting Standards Board. Beginning January 1, 2004, we have changed our financial statement presentation for borrowings, by presenting, on a net basis, our debt issuance costs, long-term debt and accrued interest thereon in our financial statements. As a result, we have reclassified our financial statements (and the selected financial data set forth below) for the years ended December 31, 2002 and 2003, in order to present our balance sheet for each of these years on the same basis as the results for the years ended December 31, 2004, 2005 and 2006.

This summary financial data should be read together with, and are qualified in their entirety by reference to, the section entitled “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements”.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)

Income Statement Data(1)
Revenues	$493,409	$459,001	$432,003	$316,638	$232,608
Interest expense	(466,173)	(440,379)	(414,290)	(317,906)	(225,344)
Make-whole premium				(96,377)
General and administrative expenses	(1,230)	(1,550)	(1,578)	(2,781)	(2,446)

Net (loss) income	$26,006	$17,072	$16,135	$(100,426)	$4,4818

(1)	Amounts are the same when calculated under both IFRS and U.S. GAAP.

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)

Balance Sheet Data(1)
Cash and cash equivalents and liquidity account	$253,001	$222,076	$234,651	$304,250	$209,216
Current purchased accounts receivable	874,989	1,015,135	1,108,076	1,570,539	1,557,388
Rights to future (ungenerated) purchased accounts receivable	4,113,835	3,690,179	3,253,658	821,655	541,075
Total assets	5,241,830	4,927,405	4,596,388	2,696,470	2,307,687
Current liabilities	373,341	387,033	379,897	416,443	409,464
Long-term debt	4,676,355	4,331,167	3,991,151	2,155,113	1,768,491
Total liabilities	5,049,696	4,718,200	4,371,048	2,571,556	2,177,955
Capital stock	1	1	1	1	1
Total shareholder’s equity	192,133	209,205	225,340	124,914	129,732
Total liabilities and shareholder’s equity	$5,241,830	$4,927,405	$4,596,388	$2,696,470	$2,307,687

(1)	Amounts are calculated under IFRS.

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)

Balance Sheet Data(1)
Current purchased accounts receivable	878,700	1,019,113	1,112,965	1,577,055	1,564,659
Debt issuance costs	1,121	434	363	172	128
Total assets	5,246,662	4,931,817	4,601,641	2,703,157	2,315,086
Current liabilities	378,174	391,444	385,150	423,130	416,863
Total liabilities	5,054,529	4,722,611	4,376,301	2,578,243	2,185,354
Total liabilities and shareholder’s equity	5,246,662	4,931,817	4,601,641	2,703,157	2,315,086

(1)	Amounts are calculated under U.S. GAAP. Unless otherwise indicated, all other amounts are the same when calculated under both IFRS and U.S. GAAP.

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

Except in limited circumstances, PMI and PMI Services have no obligation to refund any of our payments for eligible receivables. This includes payments we have made from the approximately U.S. $2.15 billion of proceeds from our indebtedness as of December 31, 2006. Without recourse to PMI, PMI Services or any other entity, we alone bear the risk of a designated customer failing to honor its payment obligations with respect to any current and future eligible receivables purchased from PMI.

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

We are incorporated under the laws of the Cayman Islands, and all of our directors and officers, as well as some of the specialists and third parties named in this annual report, reside outside the United States. As a result, you may not be able to effect service of process on us, our directors or officers or the experts within the United States. You also may not be able to enforce in the United States judgments obtained in the United States against us or our directors or officers, if those judgments are not based on Cayman Islands law. Accordingly, you may not be able to enforce in the United States any judgments based on the civil liability provisions of the federal securities laws of the United States.

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

Risks Related to PEMEX, PEP and PMI

The Mexican Government controls PEMEX; it could limit PEMEX’s ability to satisfy its external debt obligations, and the Mexican Government could privatize PEMEX.

Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls PEMEX, as well as its annual budget, which is approved by the Mexican Congress. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. The Mexican Government has the power to intervene directly or indirectly in PEMEX’s commercial and operational affairs. Intervention by the Mexican Government could adversely affect PEMEX and thereby adversely affect our ability to make payments under the Notes.

The Mexican Government’s agreements with international creditors may affect our debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos’ external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of the United Mexican States) were amended, to privatize or transfer all or a portion of PEMEX or its assets. A privatization could adversely affect PEMEX’s production, cause a disruption in its workforce and its operations, and cause it to default on certain obligations. See also “— Risks Related to Mexico” below.

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

Although Mexico is not a member of OPEC, in the past it has entered into agreements with OPEC and non-OPEC countries to reduce global crude oil supply. PEMEX does not control the Mexican Government’s international affairs and the Mexican Government could agree with OPEC or other countries to reduce PEMEX’s crude oil production or exports in the future. A reduction in PEMEX’s oil production and/or exports could reduce PEMEX’s revenues.

The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico.

The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and all hydrocarbon reserves located in Mexico. Although Mexican law gives Petróleos Mexicanos and the subsidiary entities the exclusive right to exploit Mexico’s hydrocarbon reserves, it does not preclude the Mexican Congress from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect PEMEX’s ability to generate income.

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

More specifically, PEMEX’s business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires, and mechanical failures. The occurrence of any of these events could result in personal injuries, loss of life, equipment damage and environmental damage with the resulting clean-up and repair expenses.

Although PEMEX has purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government.

The Mexican Government taxes Petróleos Mexicanos and its subsidiary entities heavily. In 2006, approximately 55% of their sales revenues were used to pay taxes to the Mexican Government. The Mexican Congress determines the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors.

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

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to PEMEX’s operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases PEMEX’s costs because it requires PEMEX to make significant capital expenditures and limits its ability to extract hydrocarbons, resulting in lower revenues. On December 31, 2006, PEMEX estimated and accrued environmental liabilities totaled Ps. 2,311.4.

PEMEX publishes less U.S. GAAP financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission.

PEMEX prepares its financial statements according to Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The most important of the material items generating a difference between operating results under U.S. and Mexican GAAP are the accounting methodologies for the treatment of exploration and drilling costs, pension and seniority premiums, post retirement benefit obligations, financial instruments, capitalized interest, depreciation, impairment of fixed assets, profit in inventory and accounting for its investment in shares of Repsol YPF, S.A. As a foreign issuer, PEMEX is not required to prepare quarterly U.S. GAAP financial information, and PEMEX therefore generally prepares a reconciliation of its net income and equity under Mexican GAAP to U.S. GAPP as well as explanatory notes and additional disclosure requirements under U.S. GAAP on a yearly basis only. As a result, there may be less or different publicly available information about PEMEX than there is about U.S. issuers.

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

Petróleos Mexicanos, PEP and PMI are decentralized public entities of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against them unless the U.S. court determines that they are not entitled to sovereign immunity with respect to that action. In addition, Mexican law does not allow attachment prior to judgment or attachment in aid of execution upon a judgment by Mexican courts upon the assets of Petróleos Mexicanos or the subsidiary entities. As a result, your ability to enforce judgments against Petróleos Mexicanos, PEP and PMI in the courts of Mexico may be limited. We also do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against Petróleos Mexicanos, PEP or PMI, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against their property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act. Finally, if you were to bring an action in Mexico seeking to enforce the obligations of Petróleos Mexicanos, PEP or PMI, including obligations under documents related to the receivables and the letter agreement between us and PEMEX, satisfaction of those obligations would be made in pesos, pursuant to the laws of Mexico.

The directors and officers of PEMEX, as well as some of the specialists and third parties named in this annual report, reside outside the United States. Substantially all of PEMEX’s assets and those of most of its directors, officers and experts are located outside the United States. As a result, you may not be able to effect service of process on its directors or officers or those experts within the United States.

Risks Related to Mexico

Economic conditions and government policies in Mexico may have a material impact on PEMEX’s and our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX’s business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our and PEMEX’s ability to obtain and service foreign debt. In addition, the Mexican Government may cut spending in the future. These cuts could adversely affect PEMEX’s business, financial condition and prospects. In the past Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation, and other economic problems. These problems may reemerge in the future, and could adversely affect PEMEX’s business and our ability to service our debt.

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

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX’s operations. Presidential and federal congressional elections in Mexico were held on July 2, 2006. On December 1, 2006, Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, formally assumed office as the new President of Mexico. As a result of these elections, no political party holds a simple majority in either house of the Mexican Congress. It is not certain how the policies of the new administration and a possible lack of alignment between the President of Mexico and the Mexican Congress may affect us.

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

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the Public Company Accounting Oversight Board, or PCAOB, are creating uncertainty for public companies and foreign issuers, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal control over financial reporting to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which, for the management’s report, we are required to include in our annual report which we will file in 2008 for our 2007 fiscal year, and for the auditor’s attestation report, we are required to include in our annual report which we will file in 2009 for our 2008 fiscal year. As a result, we will incur substantial additional expenses and diversion of management’s time. While we expect to be able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. Any such action could adversely affect our financial results. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

Item 4.	Information on the Company.

DESCRIPTION OF BUSINESS

Pemex Finance Ltd. is a limited liability company incorporated under the laws of the Cayman Islands on November 18, 1998. We are tax exempt under the laws of the Cayman Islands and we have a limited operating history.

We are a special purpose financing vehicle formed as part of a program established to finance the capital expenditures of PEMEX. PEMEX is Mexico’s state oil and gas company. It is the largest company in Mexico and one of the largest oil and gas companies in the world. During 2006, PEP, through PMI, Petróleos Mexicanos’ marketing affiliate, exported an average of 1,793 tbpd of crude oil. Of this amount, 72.2%, or 1,294 tbpd, consisted of exports to designated customers of PMI of crude oil designated as “Maya” crude oil as described below in “—The Designated Customers and Eligible Receivables—Crude Oil”.

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

The following is a breakdown of total revenues by category of activity for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)

Interest income from discount on purchased accounts receivable	$428,800	$304,226	$218,278
Interest income from highly liquid temporary investments	3,203	12,412	14,330

Total revenues	$432,003	$316,638	$232,608

Our ability to meet our obligations in respect of our outstanding indebtedness, including the Notes, depends on a number of variables, including:

•	compliance by PEP and PMI with their obligations under the transaction documents;

•	the ability of PEMEX, operating through PMI and PEP, to generate sufficient eligible receivables of designated customers; and

•	the continued financial capability of the designated customers.

See “Item 5. Operating and Financial Review and Prospects”. The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. PMI’s crude oil exports to the United States are largely comprised of heavy sour crude oil.

Summary of Principal Agreements and Flow of Funds

The following summarizes the principal provisions of the principal agreements governing our business and the flow of funds; the numbers correspond to the numbers in the chart on the previous page. The descriptions are not in chronological order. See “—Description of Principal Agreements” for a more detailed description of these principal agreements. See also the section entitled “Glossary of Certain Defined Terms Used Primarily Under the Captions “Description of the Principal Agreements’ and “Description of the Indenture” ’ where we define the capitalized terms that appear in this annual report.

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

Taxation of PMI Services

The 1969 Netherlands Corporate Income Tax Act imposes an annual corporate income tax on the taxable amount of a corporation resident in The Netherlands. As a company incorporated under the laws of The Netherlands, PMI Services is deemed to be resident in The Netherlands for purposes of the Corporate Income Tax Act. Therefore, the profit derived by PMI Services in connection with its purchase and sale of eligible receivables is subject to Netherlands corporate income tax. The Netherlands corporate income tax rate in 2006 was 25.5% on the first Euro 22,689 of taxable profit and 29.6% on the excess. The current Netherlands corporate income tax rate is 20% on the first Euro 25,000 of taxable profit and 23.5% from Euro 25,000 up to Euro 60,000 and 25.5% on the excess.

The taxable amount of a corporate taxpayer in The Netherlands is the taxable profit for the year, minus losses of certain other years. Pursuant to Article 8b of the 1969 Netherlands Corporate Income Tax Act, taxable profit is determined on the basis of arm’s length principles if transactions are entered into with related parties.

Arm’s length payments made by PMI Services to PMI for the purchase of eligible receivables are not subject to Netherlands withholding tax or value added tax.

Property, Plants and Equipment

We do not own or lease any materially important physical properties or fixed assets.

The Designated Customers and Eligible Receivables

Our primary business is to purchase eligible receivables of designated customers of PMI that have been generated and that will be generated in the future. We buy the eligible receivables from PMI Services, who, in turn, purchases the eligible receivables from PMI. The receivables purchase agreement governs the terms under which we purchase the receivables and under which the designated customers and the eligible receivables are selected. For a more detailed discussion of the receivables purchase agreement, see “— Description of Principal Agreements—The Receivables Purchase Agreement”.

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

Selection of the Designated Customers

As of December 31, 2006, 41 designated customers, including 37 United States and Canadian companies, three Aruban companies and one Mexican company, have received and acknowledged a fully executed “designated customer notice”.

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

PMI may elect to, and in some circumstances must, add a new customer to the list of designated customers, so long as that customer is an eligible customer as described below. More specifically, PMI has agreed that any person who is organized under the laws of the United States, any state of the United States or Canada and enters into a long—term contract with PMI for the purchase of Maya crude oil shall be made a designated customer within 60 days of entering into that contract.

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
CITGO Petroleum Corp.
Conoco Phillips Company
Equiva Trading International L.L.C.
Exxon Mobil Sales and Supply Corporation
Glencore, LTD
Hunt Crude Oil Supply Company
Koch Petroleum Group L.P.
Koch Supply and Trading Company
Koch Supply and Trading L.P.
Lyondell-Citgo Refining L.P.
Marathon Petroleum Supply L.L.C.
Marlin Asphalt Ltd.
Morgan Stanley Capital Group, Inc.
Pecten Trading Company
Petro-Canada
P.M.I. Norteamérica S.A. de C.V.
Shell Canada Products Limited
Shell Trading (US) Company
Texaco International Trader, Inc.
Tosco Refining Company
Trigeant EP, Ltd.
Trigeant Ltd.
Ultramar, Inc.
Valero Marketing and Supply Co.
Valero Refining Company-Aruba N.V.
Valero Refining Company-California
Vitol, S.A., Inc.

As of December 1, 1998, we had 21 designated customers. Each of these customers had entered into oil supply contracts with PMI and accounted for a limited portion of the pool of eligible receivables purchased by us. Since 1998, PMI has elected to add new customers to the designated customer list, causing the aggregate number of customers listed therein to increase from 21 to 41. Over time, certain of these designated customers have stopped purchasing Maya crude oil from PMI. Other customers have merged (for example, (i) Conoco Inc. merged into Conoco Phillips Company, (ii) Exxon Trading Company International and Mobil

sales and Supply Corporation merged into Exxon Mobil and (iii) The Premcor Refining Group, Inc. merged into Valero Energy Corporation) or assigned their contracts for the purchase of Maya crude oil to other designated customers (for example, (i) CITGO International Supply Co. assigned its crude oil supply contract to CITGO Petroleum Corp. and (ii) Coastal Aruba Refining Company N.V and Coastal Petroleum N.V. assigned their crude oil supply contract to Valero Refining Company-Aruba N.V. ). As a result, the aggregate number of designated customers that purchased Maya crude oil from PMI in 2006 and in 2007 through May 31 decreased to 15 customers and 12 customers, respectively.

The following table lists the designated customers that purchased Maya crude oil from PMI in 2006 and/or in 2007 through May 31, and indicates the number of years each (or a predecessor or affiliate thereof) has been purchasing Maya crude oil, on a continuous or occasional basis, originally from Petróleos Mexicanos and, since 1989, from PMI:

Designated Customer	Total Years of Relationship

Chevron U.S.A. Inc.(2)	30
CITGO Petroleum Corp.(2)	29
Conoco Phillips Company(2)	23
Exxon Mobil Sales and Supply Corporation(2)	30
Hunt Crude Oil Supply Company(2)	21
Marathon Petroleum Supply L.L.C.(2)	26
Pecten Trading Company(2)	31
Petro-Canada(2)	27
P.M.I. Norteamérica S.A. de C.V.(2)	14
Trigeant Ltd.(1)	7
Valero Refining Company—Aruba N.V.(2)	9
Valero Marketing and Supply Co.(2)	13

(1)	Purchases of Maya crude oil from PMI made in 2006 only.
(2)	Purchases of Maya crude oil from PMI made in 2006 and in 2007 through May 31.

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

During 2006, Chevron U.S.A. Inc., ExxonMobil Sales and Supply Corporation and Valero Marketing & Supply Co. each accounted for more than 10% of the total volumes of Maya crude oil sold to the designated customers during that period. These designated customers or their affiliates are companies which are required to file periodic reports with the SEC under the Securities Exchange Act of 1934. These reports are publicly available, and we refer you to them for information about these designated customers. In addition, the composition of the pool of eligible receivables of designated customers we own may vary over time to reflect future fluctuations in the level of demand by each of the designated customers. As a result, certain designated customers may from time to time in the future represent higher percentages of the total volume of receivables sold to us.

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

When we use the term “purchased receivable” in this annual report, we mean the eligible receivables of designated customers that we have purchased from PMI Services and that PMI Services has purchased from

PMI under the receivables purchase agreement. However, any purchased receivable that we return to PMI Services under the relevant provisions of the receivables purchase agreement is no longer a purchased receivable. See “‘—Description of Principal Agreements—The Receivables Purchase Agreement—Substitution and Repurchase of Receivables”. To qualify as an eligible receivable for purposes of the definition of a purchased receivable, a receivable must meet the specifications listed above and relate to a customer that was an eligible customer as of the date on which the receivable was generated or on which it was purchased, whichever comes later.

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

PEMEX’s Customers and Receivables

Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and not on sales revenue. All 2006 export figures are based on preliminary figures which may be adjusted when the export sales are finalized.

Overview

Since its incorporation in 1989, PMI has marketed approximately 99% of PEMEX’s crude oil exports. As of May 30, 2007 Petróleos Mexicanos owns 98.3% of PMI’s stock while 1.7% is owned by Banco Nacional de Comercio Exterior, S.N.C., which is in turn 99% owned, directly or indirectly, by the Mexican Government. The Ministry of Energy also owns 0.0002% of PMI’s stock. In the receivables purchase agreement, PEP has agreed to continue to export through PMI at least 90% of its total exports of crude oil.

Here, and throughout this annual report, the term “export” should be understood to mean any sale or shipment of crude oil from Mexico to a point outside Mexico, excluding any shipment (1) for the purposes of storage by or on behalf of Petróleos Mexicanos or its Affiliates or (2) for processing and return to Mexico.

During 2006, PMI exported an average of 1,792 tbpd of crude oil, or 55.3% of PEP’s crude oil total production; the remainder was used domestically. During 2005, PMI exported 54.5% of PEP’s crude oil production. Of PMI’s crude oil exports during 2006 by volume, approximately:

•	80.3% were to the United States,

•	8.0% were to Spain,

•	4.3% were to the Netherlands Antilles,

•	2.0% were to Canada, and

•	5.3% were to others.

Exports of Maya crude oil during 2006 were an average of 1,493.83 tbpd and accounted for 83.3% of PMI’s total exports of crude oil. During 2006, PMI exported an average of 1,293.9 tbpd of Maya crude oil to its designated customers of which:

•	1,198.61 tbpd were exported to the United States designated customers,

•	24.98 tbpd were exported to the Canadian designated customers, and

•	70.31 tbpd were exported to the Aruban designated customers.

PMI’s exports of Maya crude oil to the designated customers during 2006 accounted for 100% of PMI’s total Maya crude oil exports to customers in the United States, Canada, and Aruba and 86.6% of PMI’s total Maya crude oil exports worldwide. Maya crude oil exports to non-designated customers outside the U.S., Canada and Aruba (excluding PMI NASA) accounted for 13.4% of PMI’s total exports of crude oil. Of total Maya crude oil exports not sold to United States, Canadian or Aruban customers (which include PMI NASA), an average of 163 tbpd were sold to Europe, 32 tbpd to the Far East, and 5 tbpd to Central America and South America.

During 2006, PMI exported to PMI NASA, Petróleos Mexicanos’ Mexican affiliate, approximately 4.7% of its total Maya crude oil exports under a long-term contract.

On sales made from January 1, 1993 through May 31, 2007 PMI did not record any losses for unpaid receivables relating to purchases of Maya crude oil by the designated customers. Historically, approximately 99% of PMI’s customers have paid by the payment due date in accordance with the credit terms established in their sales contract.

PMI makes a significant percentage of its Maya crude oil sales to designated customers under (i) evergreen contracts, which typically allow the parties to terminate the agreement with three months notice, and (ii) long-term contracts. PMI exports most of the remaining quantity to the same customers pursuant to separate supply contracts under economic terms, with respect to each customer, equivalent to those set forth in the evergreen contracts with such customer. In 2006, PMI sold approximately 59.6% of its total Maya crude oil exports under evergreen contracts for specified volumes to third parties and 40.2% of its total Maya crude oil exports under long-term contracts for specified volumes to third parties. In 2005, PMI sold approximately 55% of its total Maya crude oil exports under evergreen contracts for specified volumes to third parties and 45% of its total Maya crude oil exports under long-term contracts for specified volumes to third parties.

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

The following graph summarizes the exports of crude oil by PMI and, prior to PMI’s incorporation in 1989, Petróleos Mexicanos:

Source: Pemex BDI and PMI’s operating statistics.

The following tables set forth the composition and weighted average prices of PMI’s exports of crude oil for the periods indicated:

	Year Ended December 31,
	2002		2003		2004		2005		2006
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

Crude Oil Exports (by volume)
Olmeca (API gravity of 38°-39°)	245	14%	216	12%	221	12%	216	12%	231	13%
Isthmus (API gravity of 32°-33°)	46	3	25	1	27	1	81	4	68	4
Maya (API gravity of 21°-22°)	1,398	82	1,590	86	1,608	86	1,506	83	1,480	81
Altamira (API gravity 15.0°-16.5°)	17	1	14	1	13	1	15	1	14	1

Total	1,705	100%	1,844	100%	1,870	100%	1,817	100%	1,793	100%

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
Source: PMI operating statistics, which are based on information in bills of lading.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(U.S. dollars per barrel)

Crude Oil Prices
Weighted average realized price	$21.52	$24.78	$31.05	$42.71	$53.04
Olmeca	24.87	29.32	39.34	53.91	64.67
Isthmus	23.48	28.08	38.04	53.11	57.29
Maya	20.89	24.13	29.82	40.61	51.10
Altamira	19.41	22.81	28.12	36.08	47.75

Source: PMI operating statistics, which are based on information in bills of lading.

Crude oils can also be classified by their amount of sulfur content by weight. “Sour” crudes contain 3.4% or greater sulfur content by weight and “sweet” crudes contain less than 1.0% sulfur content by weight. Substantially all of PMI’s exports are classified as sour crude.

Geographic Distribution of Exports

In 2006, 98% of PMI’s exports were to countries in the Western Hemisphere. The balance was exported to other countries. The designated customers, which purchased Maya crude oil from PMI in 2006 and/or in 2007 through May 31, are located in four countries. Customers in the United States, Spain and Netherlands Antilles have consistently been PEMEX’s largest customers. During 2006, crude oil exports were distributed as follows:

Exports by Country of Destination of Shipment

Percentage
Country	of Exports

United States of America	80.3%
Spain	8.0
Netherlands Antilles	4.3
Canada	2.0
India	1.8
Others	3.5
Total	100

Note: Numbers may not total due to rounding
Source: PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the geographic distribution of PMI’s exports of crude oil from January 1, 2002 until December 31, 2006. The table also presents the distribution of exports among PEMEX’s crude oil types for those years:

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	2002		2003		2004		2005		2006
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

PMI Crude Oil Export Sales to:
United States and Canada	1,360	80%	1,467	80%	1,510	81%	1,464	81%	1,477	82%
Europe	181	11	176	10	178	10	194	11	171	10
Central and South America	117	7	137	7	145	8	125	7	113	6
Far East	47	3	63	3	36	2	34	2	32	2
Africa	—	—	1	0	0	0		—	—	—

Total	1,705	100%	1,844	100%	1,870	100%	1,817	100%	1,793	100%

Olmeca (API gravity of 38°-39°)
United States and Canada	225	13%	195	11%	208	11%	200	11%	214	12%
Others	20	1	21	1	14	1	16	1	17	1

Total	245	14%	216	12%	221	12%	216	12%	231	13%

Isthmus (API gravity of 32°-33°)
United States and Canada	29	2%	11	1%	6	0%	38	2%	41	2%
Others	17	1	14	1	22	1	43	2	27	1

Total	46	3%	25	1%	27	1%	81	4%	68	4%

Maya (API gravity of 21°-22°)
United States and Canada	1,090	64%	1,247	68%	1,283	69%	1,212	67%	1,208	67%
Others	308	18	342	19	325	17	294	16	272	15

Total	1,398	82%	1,590	86%	1,608	86%	1,506	83%	1,480	83%

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	17	1%	14	1%	13	1%	15	1%	14	1%
Others	—	—	—	—	—	—	—	—	1	0

Total	17	1%	14	1%	13	1%	15	1%	14	1%

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
Source: PMI operating statistics, which are based on information in bills of lading.

Sales to Designated Customers

The following table sets forth information on PMI’s exports to the designated customers:

	2004	2005	2006

Exports of all types of crude oil to designated customers as a percentage of total exports	87.0%	87.0%	87.5%
Exports of Maya Crude Oil to designated customers as a percentage of total exports of Maya Crude Oil	87.1%	86.7%	86.6%

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

The following table sets out the volumes of Maya crude oil sold to the designated customers, broken down between PEMEX affiliates and third parties, in the period from 2002 through 2006.

	2002		2003		2004		2005		2006
	tbpd	%	tbpd	%	tbpd	%	tbpd	%	tbpd	%

PMI NASA	5	0.5%	16	1.2%	31	2.2%	38	2.8%	34	2.6%
Non-Affiliates	1,194	99.5	1,350	98.8	1,380	97.8	1,282	97.2	1,260	97.4

Total	1,200	100.0%	1,366	100.0%	1,411	100.0%	1,319	100.0%	1,294	100%

Note: Numbers may not total due to rounding.

Source: PMI.

The following table provides a breakdown of the sales of crude oil by type during 2006 to PMI’s customers, identifying sales to affiliates and third parties.

Total Crude Oil Exported by Type as of December 31, 2006
Type of Crude Oil Exported

	Isthmus		Olmeca		Maya		Altamira		Total
		(Millions		(Millions		(Millions		(Millions		(Millions
		of U.S.		of U.S.		of U.S.		of U.S.		of U.S.
	(tbpd)	dollars)	(tbpd)	dollars)	(tbpd)	dollars)	(tbpd)	dollars)	(tbpd)	dollars)

PMI NASA	—	$—	4	$97	34	$601	—	$—	38	$698
Third parties	68	1,428	226	5,347	1,446	26,988	14	239	1,755	34,002

Total	68	$1,428	231	$5,443	1,480	$27,590	12	$239	1,793	$34,700

Note: Numbers may not total due to rounding.
Source: PMI.

The following table sets forth the accounts receivable generated and outstanding as of December 31, 2006, corresponding to export sales of Maya crude oil to the designated customers, broken down by affiliates and third parties:

Accounts Receivable Purchased by Pemex Finance by Customer Affiliation for Designated Customers
(Maya crude oil only)
(as of December 31, 2006)

Accounts Receivable
(millions of U.S. dollars)

Type of Customer
PMI NASA	$0
Third parties	$1,565

Total	$1,565

PMI’s Delinquency and Loss Experience

PMI did not incur any losses for unpaid receivables on its sales made from January 1, 1993 through December 31, 2006. As of December 31, 2006, PMI was not required to record on its books provisions for losses on accounts receivable corresponding to export sales of crude oil. However, PMI’s loss and delinquency experience for receivables, including purchased receivables sold to us under the receivables purchase agreement, in the future may be different than PMI’s historical experience.

As of December 31 for each year from 1996 to 2000, PMI had no past due receivables, compared to past due receivables of U.S.$19.9 million as of December 31, 1995. As of December 31 for each year from 2002 to 2006, PMI had no past due receivables, compared to past due receivables of U.S.$13.57 million as of December 31, 2001, which was paid in full on January 2, 2002. The following table sets forth the maximum number of days of past due accounts during the years indicated.

Maximum Number of
Year	Days of Past Due Accounts

1996	4
1997	7
1998	5
1999	3
2000	4
2001	4
2002	7
2003	6
2004	4
2005	5
2006	3

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

The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil for each quarter during the period from January 1, 2002 through December 31, 2006.

P.M.I. Comercio Internacional, S.A. de C.V.
Historic Aging Schedule(1)
(by quarter)

	Sales During	Past Due at End of Period Indicated
	Quarter	01-30	31-60	61-90	91-120	>120
		(millions of U.S. dollars)

2002
March 31	2,312.68	2,312.68	—	—	—	—
June 30	3,293.27	3,293.27	—	—	—	—
September 30	3,480.18	3,480.18	—	—	—	—
December 31	3,726.32	3,726.32	—	—	—	—
2003
March 31	4,527.50	4,527.50	—	—	—	—
June 30	3,453.20	3,453.20	—	—	—	—
September 30	4,308.23	4,308.23	—	—	—	—
December 31	4,073.31	4,073.31	—	—	—	—
2004
March 3l	4,513.82	4,513.82	—	—	—	—
June 30	4,949.75	4,949.75	—	—	—	—
September 30	5,340.55	5,340.55	—	—	—	—
December 31	6,391.54	6,391.54	—	—	—	—
2005
March 3l	5,197.96	5,197.96	—	—	—	—
June 30	6,568.33	6,568.33	—	—	—	—
September 30	7,762.52	7,762.52	—	—	—	—
December 31	7,878.09	7,878.09	—	—	—	—
2006
March 3l	8,556.60	8,556.60	—	—	—	—
June 30	9,376.92	9,376.92	—	—	—	—
September 30	9,224.72	9,224.72	—	—	—	—
December 31	7,754.57	7,754.57	—	—	—	—

(1)	All designated customers have 30 days from the bill of lading to pay each invoice.

Source: PMI.

Credit and Collection Policies

Credit Approval Process

All of PMI’s customers pay in one of three manners:

•	from an open account,

•	through a letter of credit, or

•	with advance payments.

During 2006, 1.13% PMI’s export sales of crude oil were backed by letters of credit. The remainder was paid from open accounts. The manner in which each customer pays for the crude oil it purchases reflects PMI’s assessment of the credit risk that customer presents. PMI’s financial area carries out the evaluation and monitoring of the creditworthiness of each customer, and the assessment of the manner in which it should pay. Under the agreements governing Pemex Finance’s operations and purchase of receivables, PMI agreed to apply its credit and collection policies to all of the designated customers, including the affiliated designated customer. The financial area receives information from different sources, including audited financial records, commercial and banking references and external credit reports prepared by credit and rating agencies. This assessment, which involves financial analysis, focuses primarily on the customer’s capacity to generate cash flow and its prior credit history. The financial area compares the client’s financial structure, liquidity, cash flow and profitability ratios with the industry and regional market in which the company operates. PMI also considers country and sovereign risk in the analysis. Based on this information, PMI’s financial area issues an opinion to the credit committee on the creditworthiness of the future customer.

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

In 2006, all of PMI’s crude oil export sales to customers qualifying as designated customers were made pursuant to PMI’s general terms and conditions to customers with which it maintains long-standing commercial relationships. In 2006, all of the invoices for crude oil export sales were paid within the established credit terms. PMI has a policy of not selling crude oil on the spot market. PMI has a policy under which it only sells its crude oil to customers that own or operate refineries.

Sales to Affiliates.  PMI NASA is PMI’s only current customer which both qualifies as a designated customer and is an Affiliate of Petróleos Mexicanos. It has entered into a long-term supply contract with PMI which requires the supply of minimum quantities of crude oil and other feed stocks under an evergreen contract, which has a three month phase-out clause. PMI exported 38 tbpd crude oil to PMI NASA during 2006.

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

See the section entitled “Glossary of Certain Defined Terms Used Primarily Under the Captions ‘Description of the Principal Agreements’ and ‘Description of the Indenture’ ” for definitions of capitalized terms that appear in this annual report.

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

PMI Services has also agreed that:

•	it will use the proceeds of any sale of eligible receivables to us to purchase eligible receivables from PMI;

•	it will not incur any lien, directly or indirectly (other than certain permitted liens, as described in‘—The Fiscal Agency Agreement—Covenants—Negative Pledge”) on or with respect to any of its property to secure any Indebtedness; and

•	it will not (1)engage in any business other than the acquisition and sale of eligible receivables, the other transactions contemplated by the transaction documents, and any activity incidental, necessary or convenient to accomplish those transactions, or (2)enter into or be a party to any other agreement or instrument, except that PMI Services may borrow funds on a subordinated basis from any of its Affiliates in accordance with the transaction documents.

Finally, PMI has agreed:

•	upon generation of any eligible receivable of designated customers for which the purchase price has been paid to PMI, promptly to identify, or cause the Servicer to identify, this receivable as sold to PMI Services and subsequently to us;

•	to keep as shall be reasonable appropriate records, maintain and implement adequate administrative and operating procedures and permit our representatives to examine the documentation relating to the generation, sale, administration and collection of purchased receivables;

•	with some exceptions, to cause the monthly average amount of eligible receivables of designated customers that are generated by PMI during any consecutive twelve month period and that are not subject to any encumbrance other than as provided under the receivables purchase agreement to represent at least the lesser of:

•	20 million barrels of Maya crude oil; and

•	80% of PMI’s total eligible receivables generated from sales of Maya crude oil;

•	to add one or more new designated customers in the event that the monthly average amount of PMI’s exports of Maya crude oil to customers which are not designated customers incorporated in the United States, Canada or Aruba exceeds 40% of PMI’s total exports of Maya crude oil during any consecutive six month period. If PMI is required by this covenant to add designated customers, it shall add sufficient new customers so that, if the new designated customers had been designated customers throughout the six month period, the monthly average amount of exports of Maya crude oil to all designated customers during the six month period would have been at least 70% of PMI’s total exports of Maya crude oil during the period. PMI shall add these new designated customers from countries which are members of the Organization for Economic Cooperation and Development first and from other countries second;

•	to add one or more new designated customers in the event that the monthly average amount of PMI’s exports of Maya crude oil to customers who are neither designated customers nor end users exceeds 20% of PMI’s total exports of Maya crude oil during any consecutive three month period. An end user is a customer of PMI who purchases crude oil from PMI for its own use and not for resale. PMI shall add new designated customers until the monthly average amount of export sales to designated customers who are both designated customers and end users during the three month period plus the exports to new customers would have been no less than 70% of PMI’s total exports of Maya crude oil;

•	not to amend the designated customer notices without the prior written consent of Petróleos Mexicanos and the fiscal agent, in accordance with the transaction documents;

•	to maintain in effect the servicing and collection agency agreement;

•	to preserve and maintain its corporate existence;

•	to conduct all business transactions with PEP, PMI Services and us on an arm’s length basis according to industry standards;

•	to take all further action, reasonably necessary and requested by us, to protect or more fully evidence our right, title and interest in the purchased receivables at its expense;

•	not to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, or attempt or purport to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, the terms of any purchased receivables, except as provided in the receivables purchase agreement;

•	not to change its identity or corporate structure in any manner which would or might make any financing statement or continuation statement seriously misleading within the meaning of Section 9-402(7) of the Uniform Commercial Code, or impair the perfection of our interest in any purchased receivable without prior written notice to us;

•	not to prepare any financial statements which shall account for the transactions contemplated under the receivables purchase agreement in any manner other than as purchases or sales of the purchased receivables originated by PMI, except in connection with the preparation of financial statements for tax or tax accounting purposes in accordance with applicable laws;

•	to perform all of the obligations required to be performed by it under each contract relating to the purchased receivables in accordance with the terms of that contract, and to take all actions reasonably necessary to maintain its rights under such contracts in full force and effect;

•	to take or obtain any action, consent or approval of, registration or filing with, or any other action by, any governmental authority of Mexico, The Netherlands, the Cayman Islands or the United States as may be required in connection with the transactions contemplated in the receivables purchase agreement; and

•	to conduct its sales to designated customers that are directly or indirectly Controlled by Petróleos Mexicanos in a manner consistent with its application of its collection policies to designated customers that are not Affiliates of Petróleos Mexicanos.

Substitution and Repurchase of Receivables

In most cases, PMI shall not have any:

•	right, title or interest in or to the purchased receivables;

•	obligation to repurchase the purchased receivables; or

•	right or obligation to substitute other receivables for the purchased receivables.

However, PMI may elect to repurchase, directly or indirectly, receivables it sold to us at any time under the following circumstances:

•	when a representation or warranty made with respect to that purchased receivable in the receivables purchase agreement was inaccurate at the time that the representation or warranty was made;

•	when the designated customer owing payment on that purchased receivable was not an eligible customer as of the date that the receivable was generated or, if it was generated prior to our purchase of it, the date it was purchased; or

•	when that purchased receivable was not an eligible receivable as of the date it was generated or, if it was generated prior to our purchase of it, the date it was purchased.

If PMI elects to repurchase any purchased receivable affected by any of these three factors, it shall do so at a repurchase price equal to the purchase price we originally paid for that receivable plus a repurchase adjustment. This adjustment shall be calculated in the following way:

•	the amount billed by PMI to the customer on account of the crude oil lifted by or delivered to that customer, minus any setoff, dispute, reduction or negative adjustment, shall be multiplied by

•	the discount rate applicable to that receivable, as described above in the introduction to this description of the receivables purchase agreement, multiplied by

•	a fraction, (a) the numerator of which is the number of days from, and including, the later of the purchase date and the date of generation of that receivable, up to, but excluding, the date PMI Services deposits this repurchase price into the collection account, and (b) the denominator of which is 360.

Moreover, the sale of a purchased receivable will be rescinded if at any time PMI:

•	becomes aware that a receivable which has been affected by any of the three factors which would allow PMI to elect to repurchase that receivable has not been paid within five business days after it became due;

•	becomes aware that a purchased receivable has become subject to a credit memorandum, or any other set-off, dispute, reduction or other form of negative adjustment; or

•	receives written notice from us or on our behalf that we cease to have a perfected first priority ownership interest in any purchased receivable.

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

(1)	the affirmation by each rating agency that is then rating our notes of the rating it is giving the notes;

(2)	the satisfaction of the requirements regarding opinions of counsel and designated customer notices described in clauses (1) and (2) above in “—Assignment”;

(3)	no event of default or event that with the passage of time or the giving of notice would constitute an event of default or specified event under the fiscal agency agreement, as described in “—The Fiscal Agency Agreement—Events of Default” and “—Specified Events”, shall have occurred and be continuing;

(4)	any insurance, guaranty or other suretyship arrangement regarding any notes to which we have previously consented in writing shall be in full force and effect;

(5)	the satisfaction of any steps required under Mexican law; and

(6)	the receipt of an opinion of Mexican counsel, which counsel must be reasonably acceptable to Pemex Finance, stating that the assignment does not materially impair the characterization of the transactions contemplated by the receivables purchase agreement.

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

The provisions of the fiscal agency agreement governing the retention account are only triggered when we receive one or the other of certain notices from holders of our indebtedness, called the “Specific Event Notice” and the “Acceleration Notice”, and while this notice remains in effect. For a more complete discussion of what we mean by these terms, see “Glossary of Certain Defined Terms Used Primarily Under the Captions ’Description of Principal Agreements’ and “Description of the Indenture”’.

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

	Principal	Final
Series of Note	Amount	Maturity	Supplemental Indenture

1998 notes
5.72% notes due 2003	U.S.$500,000,000	November 15, 2003	First 5.72% Note Supplemental Indenture between Pemex Finance, MBIA Insurance Corporation (‘‘MBIA”), the Fiscal Agent and the Trustee, dated December 1, 1998
8.02% notes due 2007	U.S.$350,000,000	May 15, 2007	First 8.02% Note Supplemental Indenture between Pemex Finance and the Trustee, dated December 1, 1998
6.30% notes due 2010	U.S.$400,000,000	May 15, 2010	First 6.30% Note Supplemental Indenture between Pemex Finance, Ambac Assurance Corporation (“Ambac”), the Fiscal Agent and the Trustee, dated December 1, 1998
9.15% notes due 2018	U.S.$250,000,000	November 15, 2018	First 9.15% Note Supplemental Indenture between Pemex Finance and the Trustee, dated December 1, 1998
February 1999 notes
6.125% notes due 2003	U.S.$300,000,000	November 15, 2003	Second 6.125% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated February 25, 1999
8.450% notes due 2007	U.S.$200,000,000	February 15, 2007	Second 8.450% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 25, 1999
6.550% notes due 2008	U.S.$300,000,000	February 15, 2008	Second 6.550% Note Supplemental Indenture between Pemex Finance, Ambac, the Fiscal Agent and the Trustee, dated February 25, 1999
8.875% notes due 2010	U.S.$200,000,000	November 15, 2010	Second 8.875% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 25, 1999
February 1999 floating rate notes
Series A floating rate notes	U.S.$100,000,000	February 15, 2014	Floating Rate Notes, Series A, Supplemental Indenture between Pemex Finance and the Trustee, dated as of February 25, 1999
July 1999 notes
9.14% notes due 2004	U.S.$225,000,000	August 15, 2004	Third 9.14% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
9.69% notes due 2009	U.S.$600,000,000	August 15, 2009	Third 9.69% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999

	Principal	Final
Series of Note	Amount	Maturity	Supplemental Indenture

7.33% notes due 2012	U.S.$250,000,000	May 15, 2012	Third 7.33% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated July 27, 1999
10.61% notes due 2017	U.S.$200,000,000	August 15, 2017	Third 10.61% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
July 1999 Additional Issuances
9.22% notes due 2004	U.S.$50,000,000	May 15, 2004	9.22% Note Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
Series B floating rate notes	U.S.$90,000,000	February 15, 2014	Floating Rate Notes, Series B, Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
Series C floating rate notes	U.S.$35,000,000	August 18, 2004	Floating Rate Notes, Series C, Supplemental Indenture between Pemex Finance and the Trustee, dated July 27, 1999
February 2000 notes
9.03% notes due 2011	U.S.$800,000,000	February 15, 2011	Fourth 9.03% Note Supplemental Indenture between Pemex Finance and the Trustee, dated February 10, 2000
7.80% notes due 2013	U.S.$150,000,000	February 15, 2013	Fourth 7.80% Note Supplemental Indenture between Pemex Finance, MBIA, the Fiscal Agent and the Trustee, dated February 10, 2000

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

See also the section entitled “Glossary of Certain Defined Terms Used Primarily Under the Captions ‘Description of Principal Agreements’ and ‘Description of the Indenture,” ’ where we define the capitalized terms that appear in this annual report. The following summary is subject to, and qualified in its entirety by reference to, all the provisions of the indenture and the Notes.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements as well as PEMEX’s consolidated financial statements in the annual report of Petróleos Mexicanos for the year ended December 31, 2006 which are incorporated herein by reference.

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

See “Item 4. Information on the Company—Description of Business—PEMEX’s Customers and Receivables”.

The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. Historically, the monthly weighted average price of the crude oil that PEMEX exports has fluctuated from a ten-year low of U.S.$7.67 per barrel in December 1998 to a high of U.S.$60.15 per barrel in August 2006. On June 15, 2006, the spot price for the PEMEX crude oil basket was an estimated U.S.$61.09 per barrel.

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

The following discussion refers to amounts stated on the basis of IFRS and should be read in conjunction with the audited financial statements included elsewhere in this annual report. Although there are a number of differences between IFRS and U.S. GAAP, application of U.S. GAAP would not have produced differences with respect to our shareholders’ equity and net income. However, there are two differences with respect to the balance sheet presentation of our borrowings and unearned discount. For more information, see Note 11 to our financial statements in Item 18.

The following table summarizes our firm commitments on December 31, 2006 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods. We have no other commercial commitments.

	Principal Payments Due by Period
		Less than 1			After 5
	Total due	year	1-3 years	4-5 years	years
		(in millions of U.S. dollars)

Long-term Debt
1998 notes
8.02% notes due 2007	$58.3	$58.3	$—	$—	$—
9.15% notes due 2018	250	—	—	—	250
February 1999 notes
8.45% notes due 2007	8	8	—	—	—
8.875% notes due 2010	200	40	160	—	—
February 1999 floating rate notes
Series A floating rate notes	100	—	—	58	42
July 1999 notes
9.69% notes due 2009	330	120	210	—	—
10.61% notes due 2017	200	—	—	—	200
July 1999 additional issuances
Series B floating rate notes	90	—	—	—	90
February 2000 notes
9.03% notes due 2011	680	160	480	40	—
Subordinated Debt Obligations
Total	234.75	—	—	—	234.75
Total	$2151	$387	$850	$98	$816

As of December 31, 2006, the fair value of our financial instruments, based on the final maturity dates thereof, is as follows:

				Maturity in
	Maturity less	Maturity	Maturity	excess of	Total fair
Source of Fair Value	than 1 year	1-3 years	4-5 years	5 years	value

Prices actively quoted	$67	$560	$764	$573	$1965
Prices based on models and other valuation methods	0	0	0	524	524

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

The following table sets forth the amount of revenues earned during the years ended December 31, 2004, 2005 and 2006 which are attributable to each source of revenues.

	Year Ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)

Interest income from discount on purchased accounts receivable	$428,800	$304,226	$218,278
Interest income from highly liquid temporary investments	3,203	12,412	14,330

Total revenues	$432,003	$316,638	$232,608

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

During the period from January 1, 2006 to December 31, 2006 the discount rate applied to the purchase of eligible receivables increased from 9.59709% to 9.74631%. During the period from January 1, 2005 to December 31, 2005 the discount rate applied to the purchase of eligible receivables increased from 9.21259% to 9.59709% and during the period from January 1, 2004 to December 31, 2004 the discount rate applied to the purchase of eligible receivables increased from 9.11165% to 9.21259%. In each case the change in the discount rate was as a result of the impact on the calculation of the discount rate of the varying interest rates on our floating rate notes.

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

Revenues decreased by 28.25% from U.S.$304 million in 2005 to U.S. $218 million in 2006. The decrease in income from discount on current purchased eligible receivables was largely due to an increase in the basket price for Mexican crude oil in 2006 compared to 2005, resulting in a shorter calculation period for current discount calculations compared to 2005.

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

The 15.45% increase in interest income from highly liquid temporary investments in 2006 over 2005 was primarily due to an increase in our interest income from the investment of funds in the collection and liquidity account. Such an increase in interest income, in turn, was principally due to our retention of funds in the collection and liquidity account as well as a general increase in interest rates in the United States, which was reflected in the interest rates of the securities in which we are allowed to invest liquidity account funds.

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

Interest expense decreased from U.S.$317.9 million in 2005 to U.S.$225.3 million in 2006, a decrease of 29.12%. The decrease in interest expense was primarily due to the repayment of 4 series’ of our notes in 2006, which reduced the amount of debt that we service. Interest expense decreased from U.S.$414.3 million in 2004 to U.S.$317.9 million in 2005, a decrease of 23.3%. The decrease in interest expense was primarily due to the redemption of 4 series of our notes in 2005 (however, a make-whole premium of U.S.$96.4 million was paid in such redemption) and the maturity of certain of our notes, which reduced the amount of debt that we service.

The following table sets forth the interest expense and other costs incurred in 2006, 2005 and 2004 with respect to each issuance:

	Interest expense during
	2004	2005	2006
	(in thousands of U.S. dollars)

1998 notes	$74,975	$53,978	$32,232
February 1999 notes	42,835	29,508	19,863
February 1999 floating rate notes	4,785	6,646	8,410
July 1999 notes	99,635	79,649	59,011
July 1999 additional issuances	6,418	6,193	7,832
February 2000 notes	83,940	77,993	68,177
Subordinated debt	86,761	56,852	29,778
Insurance premium and amortization of debt issuance costs	14,941	7,087	43
Redeemed notes make-whole premium	—	96,377	—

Total	$414,290	$414,283	$225,346

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

General and administrative expenses decreased to U.S.$2.45 million in 2006 from U.S.$2.78 million in 2005. The 12.09% decrease was largely due to decreases in legal expenses. General and administrative expenses increased to U.S.$2.78 million in 2005 from U.S.$1.58 million in 2004. The 76.21% increase was largely due to increases in legal and administrative expenses.

Eligible receivables we purchase under the receivables purchase agreement are serviced, managed, administered and collected by PMI acting as servicer under the servicing and collection agency agreement. Fees paid to the servicer amounted to U.S.$0.46 million in 2006, U.S.$0.41 million in 2005 and U.S.$0.39 million in 2004.

Taxes

We had no tax expense during 2006, 2005 or 2004.

Net Income

Net income (loss) increased from U.S.$(100.42) million in 2005 to U.S.$4.82 million in 2006, an increase of 104.80%. Net income (loss) decreased from U.S.$16.13 million in 2004 to U.S.$(100.42) million in 2005, a decrease of 722.43%.

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

We had U.S.$2.2 billion in borrowings as of December 31, 2006 (including borrowings under the Notes, as well as the subordinated note issued to Petróleos Mexicanos). For information on the maturity profile of our borrowings, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

2007 Financing Activities.  On February 15 and May 15, 2007, we made payments of U.S. $107.5 million and U.S. $112.5 million, respectively, in principal on the Notes. We did not incur any additional indebtedness during the first five months of 2007.

2006 Financing Activities.  During 2006, we made payments of U.S. $390 million in principal on the Notes. We did not incur any additional indebtedness during 2006.

2005 Financing Activities.  During 2005, we made payments of U.S. $305 million in principal on the Notes.

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

During 2006, 2005 and 2004 we used U.S.$23.7 billion, U.S.$16.8 billion and U.S.$14.7 billion, respectively, to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the relevant period.

The following table sets forth the collections received on current purchased receivables and future eligible receivables that were generated and became current eligible receivables during 2004, 2005 and 2006 as well as the purchased receivables to be generated as of December 31, 2004, 2005 and 2006:

	2004	2005	2006
	(in millions of U.S. dollars)

Collections on current purchased receivables	$16,078.9	$19,104.9	$24,202.2
Receivables that were generated and became current eligible receivables	1,112.9	1,570.5	1,557.4
Receivables to be generated in the future*	3,227.0	821.6	541.1

*	Net of future discount.

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

Our current directors and executive officers are:

Name	Position with Pemex Finance	Appointment

Eduardo R. Calvo Barbeau	Director and President	2007
Darren Riley	Director and Vice President	1998
Regina Forman	Director	2003
Michael Austin	Independent Director	1998
Piccadilly Directors Limited	Director	1998

In the following paragraphs, we describe generally the business experience and present principal occupations of each member of our board of directors, including our president and vice president:

Eduardo R. Calvo Barbeau was appointed Director and President of Pemex Finance on January 26, 2007. He serves as Acting Associate Managing Director of Financial and Legal Affairs at Petróleos Mexicanos, a position he has held since November 2006. Prior to this, he was Deputy Manager of Financing at Petróleos Mexicanos and has served in various capacities at Petróleos Mexicanos.

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

Piccadilly Directors Limited was appointed Director of Pemex Finance in November 1998. It is a wholly-owned subsidiary of BNP Paribas Bank.

Compensation of Directors and Officers

Pursuant to the management agreement, BNP Paribas Bank receives an annual fee of U.S.$6,000 for the services of its directors (Regina Forman, Darren Riley and Piccadilly Directors Limited) and for additional services. Michael Austin receives an annual fee of U.S.$10,000 for his services as independent director. Eduardo R. Calvo Barbeau is not compensated for his services as director.

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

We consider Petróleos Mexicanos to be a related party, as we purchase all the current eligible receivables and rights to future (ungenerated) eligible receivables from PMI, which is an indirect wholly-owned subsidiary of Petróleos Mexicanos. During 2006 we purchased U.S.$23.7 billion of such eligible receivables and during 2005 we purchased U.S.$16.8 billion of such eligible receivables. At December 31, 2005, we had subordinated debt outstanding from Petróleos Mexicanos of U.S.$234.75 million. On June 27, 2005, we elected to prepay U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) of our subordinated debt to Petróleos Mexicanos in accordance with the terms thereof. On August 12, 2005, we reborrowed U.S.$70 million from Petróleos Mexicanos under this subordinated debt in order to satisfy the required debt to equity ratio specified in the transaction documents. At December 31, 2006, we had subordinated debt outstanding from Petróleos Mexicanos of U.S.$234.75 million.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

We are a limited liability company incorporated in the Cayman Islands under the Companies Law (2004 Revision, as amended), under company registration number 85919. We registered and filed our Memorandum and Articles of Association with the Registrar of Companies on November 18th, 1998. There has been no subsequent amendment to our Memorandum and Articles of Association.

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

We may also by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law (2004 Revision, as amended) of the Cayman Islands; and

•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

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

The following table summarizes the financial instruments we held at December 31, 2006 which are sensitive to changes in interest rates. We do not use any derivative instruments to manage this primary market exposure. In the normal course of business, we also face risks that are non-financial or non-quantifiable. Such risks include credit risk and are not represented in the following table. For more information on credit risk, see Note 3 to our financial statements in Item 18. Further, since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.

The table below sets forth the amounts and related average interest rates by expected maturity dates of our long-term debt obligations as of December 31, 2006.

	Calendar Year of Expected Maturity Date for Debt
	(in thousands of U.S. Dollars)
	December 31, 2006
							Total
							Carrying	Fair
Outstanding Debt	2007	2008	2009	2010	2011	Thereafter	Value	Value

Fixed rate debt	$386,667	$333,333	$303,333	$213,333	$40,000	$450,000	$1,726,667	$1,964,684
Average interest rate	9.37%	9.42%	9.51%	9.74%	9.80%	9.60%	—	—
Variable rate debt floating rate notes	—	—	—	—	25,000	165,000	190,000	201,882
Subordinated debt to PEMEX	—	—	—	—	—	234,750	234,750	322,222

Note: Numbers may not total due to rounding.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our president, who performs functions similar to those of a principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our president concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our president, as appropriate to allow timely decisions regarding disclosure.

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, Independent Registered Public Accounting Firm, during the fiscal years ended December 31, 2005 and 2006:

	Year Ended December 31,
	2005	2006

Audit fees	$66,293	$78,000
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	$66,293	$78,000

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of our financial statements for the years ended December 31, 2006 and 2005, in accordance with the standards of the Public Company Accounting Oversight Board, which audit includes preparing an audit report.

There were no audit-related fees, tax fees or other fees billed by PricewaterhouseCoopers, S.C. in 2006 and 2005.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 17.	Financial Statements.

Pemex Finance has responded to Item 18 in lieu of this item.

Item 18.	Financial Statements.

See pages  F-1 through F-15, incorporated herein by reference.

Item 19.	Exhibits.

The financial statements of Pemex Finance as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are attached hereto on pages F-1 through F-15 and are incorporated herein by reference.

(a)	The following financial statements, together with the reports of PricewaterhouseCoopers thereon, are filed as a part of this annual report:

(b) Exhibit No:	Description

Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.1	Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.2	Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.3	Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.4	First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.5	First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.6	Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.7	Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

(b) Exhibit No:	Description

Exhibit 2.8	Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.9	Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.10	Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.11	Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.12	Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.13	Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.14	Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.15	Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.16	Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.17	Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 11.1	Pemex Finance Ltd. Code of Ethics (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC (Commission file No. 333-10920-01) on June 30, 2004)
Exhibit 12.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(b) Exhibit No:	Description

Exhibit 13.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2005, as filed with the SEC (Commission file No. 0-99) on June 30, 2006 (incorporated herein by reference)
Exhibit 99.2	U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMEX FINANCE LTD.

/s/  Eduardo R. Calvo Barbeau
Eduardo R. Calvo Barbeau
Director and President

Date: July 2, 2007

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.1	Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.2	Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.3	Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.4	First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.5	First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.6	Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.7	Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.8	Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))
Exhibit 2.9	Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.10	Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))
Exhibit 2.11	Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit No.	Description

Exhibit 2.12	Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.13	Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.14	Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))
Exhibit 2.15	Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.16	Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 2.17	Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))
Exhibit 11.1	Pemex Finance Ltd. Code of Ethics (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC (Commission file No. 333-10920-01) on June 30, 2004)
Exhibit 12.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2005 as filed with the SEC (Commission file No. 0-99) on June 30, 2006 (incorporated herein by reference)
Exhibit 99.2	U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

PEMEX FINANCE LIMITED
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

PEMEX FINANCE LIMITED

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

México City, February 23, 2007

To the Shareholder and Board of Directors of
Pemex Finance Limited

We have audited the accompanying balance sheets of Pemex Finance Limited (the “Company”) as of December 31, 2006 and 2005, and the related statements of income, of changes in shareholder’s equity and of cash flows for each of the three years in the period ended December 31, 2006, all expressed in US dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the International Standards of Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pemex Finance Limited at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

IFRS vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 11 to the financial statements.

PricewaterhouseCoopers

José Luis Guzmán
Audit Partner

PEMEX FINANCE LIMITED
BALANCE SHEETS

(Notes 1 and 2)
Thousands of U.S. dollars

	December 31,
	2006	2005

ASSETS
Current Assets:
Cash and cash equivalents	$37,610	$178,288
Liquidity account (Note 4)	171,606	125,962
Current purchased accounts receivable (Notes 2b. and 5)	1,557,388	1,570,539
Other accounts receivable	8	26
Rights to future (ungenerated) purchased accounts receivable (Notes 2b. and 5)	541,075	821,655

Total current assets	2,307,687	2,696,470

Total assets	$2,307,687	$2,696,470

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Current portion of long-term debt (Note 6)	$408,982	$416,296
Accounts payable and accrued expenses	482	147

Total current liabilities	409,464	416,443

Long-Term Liabilities:
Long-term debt (Note 6)	1,530,001	1,916,667
Subordinated debt to Petróleos Mexicanos (Notes 6 and 7)	238,490	238,446

Total long-term liabilities	1,768,491	2,155,113

Total liabilities	2,177,955	2,571,556

SHAREHOLDER’S EQUITY (Note 10):
Capital stock	1	1
Retained earnings	129,731	124,913

Total shareholder’s equity	129,732	124,914

Total liabilities and shareholder’s equity	$2,307,687	$2,696,470

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF INCOME

(Notes 1 and 2)
Thousands of U.S. dollars

	Year Ended December 31,
	2006	2005	2004

Revenues:
Interest income from discount on purchased accounts receivable (Note 2c.)	$218,278	$304,226	$428,800
Interest income from highly liquid temporary investments	14,330	12,412	3,203

Total revenues	232,608	316,638	432,003
Interest expense (Notes 6 and 7)	(225,344)	(317,906)	(414,290)
Make-whole premium (Note 6)		(96,377)
General and administrative expenses (Note 8)	(2,446)	(2,781)	(1,578)

Net income (loss)	$4,818	$(100,426)	$16,135

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1, 2 and 10)
Thousands of U.S. dollars

			Total
	Capital	Retained	shareholder’s
	stock	earnings	equity

Balances as of January 1, 2004	$1	$209,204	$209,205
Net income		16,135	16,135

Balances as of December 31, 2004	1	225,339	225,340
Net loss		(100,426)	(100,426)

Balances as of December 31, 2005	1	124,913	124,914
Net income		4,818	4,818

Balances as of December 31, 2006	$1	$129,731	$129,732

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

STATEMENTS OF CASH FLOWS

(Notes 1 and 2)
Thousands of U.S. dollars

	Year Ended December 31,
	2006	2005	2004

Operating activities:
Net income (loss)	$4,818	$(100,426)	$16,135
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt issuance costs	44	191	72
Change in assets and liabilities:
Current purchased accounts receivable	1,843	9,682	13,795
Other	18	(23)	12
Accounts payable and accrued expenses	335	(1,850)	30
Accrued interest payable	(3,979)	(18,422)	(2,499)
Liquidity account	(45,644)	54,883	(2,067)
Collections of accounts receivable, net of discounts collected	23,951,434	18,767,169	15,079,561
Purchases of accounts receivable and rights to future (ungenerated) accounts receivable	(23,659,546)	(16,807,310)	(14,749,776)

Net cash provided by operating activities	249,323	1,903,894	355,263

Financing activities:
Subordinated debt reborrowed		70,000
Payments of long-term debt	(390,001)	(1,849,412)	(344,755)

Net cash used in financing activities	(390,001)	(1,779,412)	(344,755)

Cash and cash equivalents:
Net change of the year	(140,678)	124,482	10,508
At the beginning of the year	178,288	53,806	43,298

At the end of the year	$37,610	$178,288	$53,806

Supplemental cash flow information:
Interest and make-whole premium paid	$229,280	$425,617	$401,848

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

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

On April 9, 2007 the Company’s Board of Directors approved the issuance of these financial statements. Neither Pemex Finance Trust nor PEMEX are allowed to amend the financial statements after issued, unless the Board of Directors approve any modification thereof in writing, and as long as not prohibited by any applicable laws and regulations.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

a.	Basis of presentation-

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The measurement basis used in preparing these financial statements is historical basis. The Company’s functional and presentation currency is the U.S. dollar.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

Amounts in thousands of U.S. dollars

b.	Accounts receivable -

The rights to future (ungenerated) purchased accounts receivable, is equal to the amount paid to Services to purchase Eligible Receivables to be generated by Comercio, approximately within the following 15 days. As Comercio exports crude oil to the Designated Customers, evidenced by a bill of lading, such amount becomes current purchased accounts receivables.

Current purchased accounts receivable are originally recorded at fair value to be received from the Designated Customers, pursuant to the terms and conditions agreed with Comercio. The originally recorded amount may be adjusted pursuant to such terms and market conditions and, in such case, the adjusted amount would be the actual amount payable by Designated Customers. All proceeds received from the Designated Customers are applied to reduce the current purchased accounts receivable. These proceeds are used to purchase from Services new future Eligible Receivables.

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

As of December 31, 2006 and 2005, accounts receivable turnover is an average of 30 days.

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

The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial assets or, when appropriate, a shorter period to the net carrying amount of the financial assets.

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

iii.	The total amount of the discount on each Eligible Receivable (i.e., the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivables is due from the Designated Customer to the date on which the purchase price for such Eligible Receivables

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

Amounts in thousands of U.S. dollars

was paid to Services. As of December 31, 2006 the discount rate for Eligible Receivables purchased was 9.74631% (9.59709% as of December 31, 2005). During 2006, the discount rate applied to purchase Eligible Receivables fluctuated between a range of 9.59709% and 9.74631% (between 9.21259% and 9.59709% during 2005 and between 9.10530% and 9.21259% during 2004).

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

Borrowings are recognized at fair value, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

g.	Provisions -

Provisions on the balance sheet are recognized when the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

h.	New accounting pronouncements -

The International Accounting Standards Board (IASB) issued some interpretations and amendments to published standards in 2006, these interpretation and amendments include:

IAS 19 (Amendment), Employee Benefits, effective from 1 January 2006.*

IAS 21—Net Investment in a Foreign Operation.*

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions, effective from 1 January 2006. *

IAS 39 (Amendment), The Fair Value Option, effective from 1 January 2006.*

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts, effective from 1 January 2006.*

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources, effective from 1 January 2006.*

IFRS 6, Exploration for and Evaluation of Mineral Resources, effective from 1 January 2006.*

IFRIC 4, Determining whether an Arrangement contains a Lease, effective from 1 January 2006.*

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

Amounts in thousands of U.S. dollars

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, effective from 1 January 2006.*

IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment, effective from 1 December 2005.*

* These standards are not applicable to the Company.

The following interpretations to existing standards are not yet effective and it is not expected that they will have a significant impact on the financial statements of the Company:

IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006)

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006).

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006).

IFRIC 11, Group Treasury Transactions (effective for annual periods beginning on or after March 1, 2007).

IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008).

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after 1 January 2007 or later periods but which the Company has not early adopted, as follows:

IFRS 7, Financial Instruments: Disclosures and a complementary amendment to IAS 1, Presentation of Financial Statements introduce new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company is currently evaluating the possible impact that its adoption will have on its financial statements.

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006), requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. It is not expected to have any impact in the financial statements as a result of adoption of this interpretation.

IFRS 8, Operating segments (effective for annual periods beginning on or after January 1, 2009), specifies how an entity should report information about its operating segments on the basis of information available that is evaluated regularly by the chief operation decision maker in deciding how to allocated resources and in assessing performance. It is not expected to have any impact in the financial statements as a result of adoption of this standard.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

Amounts in thousands of U.S. dollars

i.	Segment reporting -

Most of the Company’s accounts receivable are related to companies based in the United States. Accordingly the Company’s one reportable segment is of acquired accounts receivable in the United States.

NOTE 3—	SIGNIFICANT RISKS:

In 2006, the Company purchased accounts receivable of Designated Customers from the United States, Canada, Aruba and Mexico.

Credit risk with respect to trade receivables is concentrated due to the limited number of customers. Four customers represent 75% of accounts receivable at December 31, 2006 and 2005.

The Company is exposed to concentration of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company’s cash equivalents are high-quality securities placed with several financial institutions. Current purchased receivables are dispersed among a Designated Customer base of companies incorporated in the United States, Canada and Aruba although the majority are in the United States; and purchased future accounts receivable (to be delivered by Comercio upon generation) represent amounts paid to Comercio on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by Comercio after receipt of the purchase price) constitute purchase of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by Comercio, which without further action are transferred to, and become the property of the Company.

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

The Company is exposed to interest rate risk on long-term floating rate instruments. At December 31, 2006 and 2005, the proportion of floating rate debt was 9.9% and 8.2%, respectively, to total debt outstanding. This rise is mitigated since the income discount rate is based in the same floating rate.

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

At December 31, 2006 and 2005, the carrying amounts of cash and cash equivalents, liquidity account, purchased accounts receivable and accruals and accounts payable approximate their fair value due to the relative short maturity of such instruments. The estimated fair value of the long-term publicly traded debt is the published price quotation in the market at December 31, 2006 and is shown in Note 6. The estimated fair value of the subordinated debt to PEMEX is determined by discounting the amounts of future interest and principal payments, at the three-month LIBOR rate at the date of fair value calculation plus 300 basis points.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

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

NOTE 4—	LIQUIDITY ACCOUNT:

Under the Fiscal and Paying Agency Agreement (Fiscal Agency Agreement) dated as of December 1, 1998 among the Company, The JP Morgan Chase Bank, as Fiscal Agent, and The Chase Manhattan Bank of Luxembourg, S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the Liquidity Account. Under the terms of the Company’s long-term notes (excluding subordinated debt to PEMEX), the cash balance and permitted investment standing to credit such account at any date, shall be at least equal to an amount, determined at such date, equal to the sum of the next payment of debt service. At December 31, 2006 and 2005, the balance in the Liquidity Account represents cash and permitted investment standing to the credit of such account, including interest earned on such amounts, and such balance is not considered to be cash equivalent.

NOTE 5—	CURRENT AND FUTURE PURCHASED ACCOUNTS RECEIVABLE:

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

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

Amounts in thousands of U.S. dollars

NOTE 6—	LONG-TERM DEBT:

Long-term debt as of December 31, 2006 and 2005 is summarized as follows.

	December 31,
	2006*	2005*

December 14, 1998 issuances:
8.02% Notes due 2007	$58,907	$176,710
9.15% Notes due 2018	252,742	252,732

Subtotal	311,649	429,442

February 25, 1999 issuances:
8.450% Notes due 2007	8,421	42,108
8.875% Notes due 2010	202,219	202,219
Floating Rate Notes due 2014	101,126	100,987

Subtotal	311,766	345,314

July 27, 1999 issuances:
9.69% Notes due 2009	333,997	455,451
10.61% Notes due 2017	202,652	202,652

Subtotal	536,649	658,103

July 27, 1999 additional issuances:
Floating Rate Notes due 2014	91,243	91,074

Subtotal	91,243	91,074

February 10, 2000 issuances:
9.03% Notes due 2011	687,676	809,030

Subtotal	687,676	809,030

Total debt	1,938,983	2,332,963
Less: Current portion	408,982	416,296

Total long-term debt	$1,530,001	$1,916,667

*	Includes accrued interest and, if applicable, unamortized debt issuance cost.

Interest is payable quarterly for each of these series of notes.

The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the ratio of total liabilities to equity (as defined in the Fiscal and Paying Agency Agreement, “Equity” includes the subordinated debt to PEMEX) shall not be greater than 7 to 1 and that the Company will maintain a debt service coverage ratio of at least 3 to 1, which is calculated as the sum of: 1) the aggregate amount of quarterly payments made to the Company by obligors on the purchased receivables, 2) capital contributions, including the proceeds of the subordinated debt, in the form of cash or permitted investments, and 3) quarterly income from permitted investments, divided by the maximum aggregate amount of scheduled debt service. As of December 31, 2006 and 2005, the Company was in compliance with both covenants.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

Amounts in thousands of U.S. dollars

As a part of the Company’s debt management and in order to reduce the financing cost of its outstanding debt, on June 27, 2005, the Company redeemed and paid in full the entire outstanding principal amount of 6.550% notes due 2008, 6.30% notes due 2010, 7.33% notes due 2012 and 7.80% notes due 2013 in accordance with the terms thereof, at an aggregate redemption price equal to U.S. $1,098.4 million. The redemption price was equal to 100% of the outstanding principal amount of each series of Notes that were redeemed (an aggregate of US$994 million), plus: i) accrued and unpaid interest thereon to the redemption date (an aggregate of US$8 million), plus ii) an amount equal to the applicable make-whole premium calculated pursuant to the relevant supplemental indenture (an aggregate of US$96.4 million).

During the year ended December 31, 2006, the Company paid principal amounting to US$390 million (US$1,299 million during 2005).

Interest incurred from the Company’s indebtedness for the years ended December 31, 2006, 2005 and 2004, amounted to US$196 million, US$254 million and US$313 million, respectively. The accrued interest payable as of December 31, 2006 and 2005 amounted to US$22.4 million and US$26.5 million, respectively.

The annual maturities of the long-term debt outstanding for the next five years are as follows:

Year Ended

Current portion of debt	$408,982

Long-term debt:
2008	333,334
2009	303,333
2010	213,334
2011	65,000
2012 and thereafter	615,000

1,530,001

Total debt	$1,938,983

The estimated fair value of the Company’s long term debt is as follows:

	December 31, 2006		December 31, 2005
	Carrying Value	Fair Value	Carrying Value	Fair Value

Total debt	$1,938,983	$2,166,466	$2,332,963	$2,639,130

Subordinated debt to PEMEX (see Note 7)	$238,490	$322,222	$238,446	$349,554

NOTE 7—	SUBORDINATED DEBT TO PEMEX:

On January 1, 2002, the Company entered into a subordinated debt agreement for US$714,750 maturing in 2018. Interest payments are calculated based on a rate per annum equal to the weighted average yield of the Company’s outstanding indebtedness plus 300 basis points. The Company makes payments of interest on the subordinated debt on a quarterly basis; however, all principal and interest payments are subordinated and subject in right of payment to prior payment in full of all other indebtedness of the Company as it becomes due.

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

Amounts in thousands of U.S. dollars

In addition, on June 27, 2005, after the payment of the redemption price of the Notes redeemed on this same date as described in Note 6, the Company prepaid US$550 million (and accrued and unpaid interest thereon to the date of prepayment) to PEMEX under the subordinated note dated January 1, 2002. On August 12, 2005, the Company reborrowed US$70 million from PEMEX under this subordinated debt.

Interest incurred from the subordinated debt for the years ended December 31, 2006, 2005 and 2004, amounted to US$29.8 million, US$56.8 million and US$86.7 million, respectively. The accrued interest payable as of December 31, 2006 and 2005 amounted to US$3.7 million and US$3.7 million, respectively. At December 31, 2006 and 2005, the interest rate on the subordinated debt were 9.74631% and 9.59709%, respectively, plus 300 basis points.

NOTE 8—	TRANSACTIONS WITH THE PEMEX GROUP:

The Company is a related party of PEMEX because, as described in Note 10, PEMEX signed an option agreement pursuant to which it has an option to purchase all the shares of the Company after the Company repays all of its indebtedness. As a result of signing this option agreement, the financial position and results of operations of the Company are consolidated in the financial statements of PEMEX. In addition, all of the Company’s operations to purchase current and future accounts receivable are with Services, an indirect wholly-owned subsidiary of PEMEX.

During the years ended December 31, 2006 and 2005, the Company purchased from Services accounts receivable and rights to future (ungenerated) accounts receivable totaling US$23,659,546 and US$16,807,310, respectively. Also, at December 31, 2006 and 2005, the Company has subordinated debt outstanding from PEMEX of US$238,490 and US$238,446 (see Notes 6 and 7).

Pursuant to the RPA, the Company pays to Services a margin for services provided, recorded in general and administrative expenses in the statements of income. Total fees paid during the year ended December 31, 2006 amounted to US$1,450 (US$1,146 for the year ended December 31, 2005 and US$932 for the year ended December 31, 2004) and accrued fees payable as of December 31, 2006 totaled US$205 (US$109 at December 31, 2005).

Under the RPA, Comercio is responsible for servicing, managing, collecting and holding any collections in respect of purchased Receivables. Contractually, the servicing fee payable to Comercio annually are limited to US$300 and is adjusted for the United States inflation rate on an annual basis. Total fees paid to Comercio for such services for the years ended December 31, 2006, 2005 and 2004 amounted to US$456, US$407 and US$394, respectively, and have been reflected within general and administrative expenses.

During the years ended December 31, 2006, 2005 and 2004 the Company paid to its directors US$9, US$2 and US$20, respectively.

NOTE 9—	INCOME TAXES:

The Company is exempt from taxes under the law of the Cayman Islands. No income tax was paid during the years ended December 31, 2006, 2005, and 2004.

NOTE 10—	SHAREHOLDER’S EQUITY:

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

PEMEX FINANCE LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006 AND 2005

Amounts in thousands of U.S. dollars

original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponements of rights or to any conditions or restrictions whatsoever. Unless the conditions of issue shall otherwise expressly provide, every issue of shares whether Ordinary, Preferred or otherwise shall be subject to the powers on the part of the Company herein provided.

Pursuant to an agreement dated July 1, 2005, between PEMEX and BNP Private Bank, the latter granted PEMEX an option to purchase all the shares owned by BNP Private Bank on or after the Company repays all its indebtedness. In the event PEMEX decided to exercise this option, the applicable purchase price would be US$10 per share.

NOTE 11— DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”):

The Company’s financial statements are prepared in accordance with IFRS. As of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, the application of U.S. GAAP would not have produced differences with respect to the Company’s shareholders’ equity and the net income, however there are two differences related to the balance sheet presentation.

Under IFRS, borrowings are recognized initially at fair value, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any redemption difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings. Under U.S. GAAP, debt issuance cost is capitalized and presented as an asset as a deferred charge, and amortized over the life of the debt. As of December 31, 2006 and 2005, the reclassified debt issuance costs are US$128 and US$172, respectively.

Under IFRS, any unearned discount at the date of the financial statements is presented netting the current purchased account receivable. Under U.S. GAAP unearned discount is presented as deferred revenue.