Form 20-F
period 2007-12-31
PEMEX FINANCE LTD
filed 2008-06-27
CIK 1096057

As filed with the Securities and Exchange Commission on June 27, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
Commission File Number 333-10916-01
Pemex Finance Ltd.
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
BNP Paribas Bank & Trust
Cayman Limited
P.O. Box 10632APO
3rd Floor, Royal Bank House
Shedden Road
George Town
Grand Cayman
Cayman Islands
(Address of principal executive offices)
Darren Riley
BNP Paribas Bank & Trust
Cayman Limited
P.O. Box 10632APO
3rd Floor, Royal Bank House
Shedden Road
George Town
Grand Cayman
Cayman Islands
Tel: + 345 945 9208
Fax: + 345 945 9210
darren.riley@bnpparibas.ky
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
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
$200,000,000 10.61% Notes due 2017
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,000 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934, (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☑	Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☑

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2006, as filed with the United States Securities and Exchange Commission (the “SEC”) (Commission file No. 0-99, on July 2, 2007), is incorporated herein by reference, together with any amendments thereto. The annual report on Form 20-F of Petróleos Mexicanos for the year ended December 31, 2007 is also incorporated herein by reference, together with any amendments thereto, effective as of the date of their respective filings.
CERTAIN DEFINED TERMS AND CONVENTIONS
Unless the context otherwise requires, the terms “Pemex Finance”, “we”, “us”, “our” and the “issuer” refer to Pemex Finance Ltd.; the term “Mexico” refers to the United Mexican States; and the term the “Mexican Government” refers to the three branches (executive, legislative and judicial) of the federal government of Mexico. The term “subsidiary entities” refers to the subsidiary entities of Petróleos Mexicanos, which are Pemex- Exploración y Producción (“PEP”), Pemex-Refinación (“Pemex-Refining”), Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”) and Pemex-Petroquímica (“Pemex-Petrochemicals”). For convenience, when we wish to refer to Petróleos Mexicanos and its subsidiary entities together, we use the term “PEMEX”. Unless the context otherwise requires, the term “BNP Paribas Bank” refers to BNP Paribas Bank & Trust Cayman Limited (formerly BNP Paribas Private Bank & Trust Cayman Limited, and before that, BNP Private Bank & Trust Cayman Limited).
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
The annual reports on Form 20-F of Petróleos Mexicanos for the fiscal years ended December 31, 2007, incorporated herein by reference, as of the date of their respective filings, also contain or may contain forward looking statements. For a discussion of the factors affecting the forward looking statements contained therein, see those annual reports.
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
Item 2. Offer Statistics and Expected Timetable.
Not applicable.
Item 3. Key Information.
SELECTED FINANCIAL DATA
The selected financial data set forth below as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 have been derived from our audited financial statements included in Item 18. Selected financial data as of December 31, 2003, 2004 and 2005 and for each of the two years ended December 31, 2003 and 2004 have been derived from our previously published audited financial statements not included in this document. Our financial statements are prepared in accordance with the international financial reporting standards, otherwise referred to as “IFRS”, promulgated by the International Accounting Standards Board (“IASB”). Beginning January 1, 2004, we have changed our financial statement presentation for borrowings, by presenting, on a net basis, our debt issuance costs, long-term debt and accrued interest thereon in our financial statements. As a result, we have reclassified our financial statements (and the selected financial data set forth below) for the year ended December 31, 2003, in order to present our balance sheet for that year on the same basis as the results for the years ended December 31, 2004, 2005, 2006 and 2007.
This summary financial data should be read together with, and are qualified in their entirety by reference to, the section entitled “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements”.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)
Income Statement Data (1)
Revenues	$459,001	$432,003	$316,638	$232,608	$191,921
Interest expense	(440,379)	(414,290)	(317,906)	(225,344)	(188,853)
Make-whole premium			(96,377)
General and administrative expenses	(1,550)	(1,578)	(2,781)	(2,446)	(2,499)

Net (loss) income	$17,072	$16,135	$(100,426)	$4,818	$(569)

(1)	Amounts are the same when calculated under both IFRS as issued by IASB and U.S. GAAP.

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)
Balance Sheet Data (1)
Cash and cash equivalents and liquidity account	$222,076	$234,651	$304,250	$209,216	$417,662
Current purchased accounts receivable	1,015,135	1,108,076	1,570,539	1,557,388	1,499,225
Rights to future (ungenerated) purchased accounts receivable	3,690,179	3,253,658	821,655	541,075	0

Total assets	4,927,405	4,596,388	2,696,470	2,307,687	1,916,887

Current liabilities	387,033	379,897	416,443	409,464	351,431
Long-term debt	4,331,167	3,991,151	2,155,113	1,768,491	1,435,155
Total liabilities	4,718,200	4,371,048	2,571,556	2,177,955	1,786,586

Capital stock	1	1	1	1	1
Total shareholder’s equity	209,205	225,340	124,914	129,732	130,301
Total liabilities and shareholder’s equity	$4,927,405	$4,596,388	$2,696,470	$2,307,687	$1,916,887

(1)	Amounts are calculated under IFRS as issued by IASB.
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
In some circumstances, such as when an event of default occurs, all or a portion of collections on purchased receivables paid into the collection account will be transferred to a retention account. It is possible that the transfer of funds to the retention account could significantly reduce our purchases of eligible receivables, which would in turn reduce PEP’s operating cash flow. Any reduction in cash flow available to PEP to fund its operations on a day-to-day basis could adversely affect its ability to produce oil and, in turn, the level of receivables generated by PMI.
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
Except in limited circumstances, PMI and PMI Services have no obligation to refund any of our payments for eligible receivables. This includes payments we have made from the approximately U.S. $2.48 billion of proceeds from our indebtedness plus U.S. $994 million from accelerated principal as of December 31, 2007. Without recourse to PMI, PMI Services or any other entity, we alone bear the risk of a designated customer failing to honor its payment obligations with respect to any current and future eligible receivables purchased from PMI.

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
Neither we nor PMI limit the percentage of sales of crude oil which is sold to particular customers. Similarly, neither we nor PMI place any limit on the amount of any receivables payable by any designated customer’s purchased receivables or the amount of purchased receivables of P.M.I. Norteamérica S.A. de C.V., which is an affiliate of PEMEX.
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
Maya crude oil is particularly vulnerable to fluctuations in international crude oil prices. Because Maya crude oil is a heavy sour crude oil with a smaller, more concentrated market, it is more susceptible to drops in international crude oil demand. In addition, when prices of lighter crude oils decrease, Maya crude oil becomes less competitive because it costs more to refine it. Historically, the weighted average price of Maya crude oil exported by PEMEX has fluctuated significantly (for example, from U.S.$25.33 per barrel in 1984 to U.S.$14.08 in 1999). The weighted average price per barrel of Maya crude oil, including Altamira, exported by PEMEX during 2007 was U.S.$60.33.
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
Although Mexico is not a member of OPEC, in the past it has entered into agreements with OPEC and non-OPEC countries to reduce global crude oil supply. PEMEX does not control the Mexican Government’s international affairs and the Mexican Government could agree with OPEC or other countries to reduce PEMEX’s crude oil production or exports in the future. A reduction in PEMEX’s oil production or exports could reduce PEMEX’s revenues.
The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico.
The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives PEMEX the exclusive right to exploit Mexico’s hydrocarbon reserves, it does not preclude the Mexican Congress from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect PEMEX’s ability to generate income.
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
PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks and deliberate acts of terror.
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

PEMEX’s facilities are also subject to the risk of sabotage and terrorism. In July 2007, two of PEMEX’s pipelines were bombed. In September 2007, six different sites were bombed and 12 of PEMEX’s pipelines were affected. A group called the Popular Revolutionary Army claimed responsibility for all the attacks.
The occurrence of any of these events could result in personal injuries, loss of life, environmental damage with the resulting clean-up and repair expenses, equipment damage and damage to PEMEX’s facilities. A shutdown of the affected facilities could disrupt PEMEX’s production and increase its production costs.
Although PEMEX has purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of PEMEX’s losses or that PEMEX may not be found directly liable in connection with claims arising from these and other events.
Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government.
The Mexican Government taxes Petróleos Mexicanos and its subsidiary entities heavily. In 2007, approximately 63.2% of their sales revenues were used to pay taxes to the Mexican Government. The Mexican Congress determines the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors.
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
A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to PEMEX’s operations. Numerous Mexican Government agencies and departments issue environmental rules and regulations, which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases PEMEX’s costs because it requires PEMEX to make significant capital expenditures and limits its ability to extract hydrocarbons, resulting in lower revenues. On December 31, 2007, PEMEX estimated and accrued environmental liabilities totaled Ps. 2,093.5 million.
PEMEX publishes less U.S. GAAP financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission.
PEMEX prepares its financial statements according to Mexican FRS, which differs in certain significant respects from U.S. GAAP. As a foreign issuer, PEMEX is not required to prepare quarterly U.S. GAAP financial information, and PEMEX therefore generally prepares a reconciliation of its net income and equity under Mexican FRS to U.S. GAAP as well as explanatory notes and additional disclosure requirements under U.S. GAAP on a yearly basis only. As a result, there may be less or different publicly available information about PEMEX than there is about U.S. issuers.

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
We are a special purpose financing vehicle formed as part of a program established to finance the capital expenditures of PEMEX. PEMEX is Mexico’s state oil and gas company. It is the largest company in Mexico and one of the largest oil and gas companies in the world. During 2007, PEP, through PMI, Petróleos Mexicanos’ marketing affiliate, exported an average of 1,686 tbpd of crude oil. Of this amount, 76.4%, or 1,291 tbpd, consisted of exports to designated customers of PMI of crude oil designated as “Maya” crude oil as described below in “—The Designated Customers and Eligible Receivables—Crude Oil”.
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
Under a contract called the servicing and collection agency agreement, the collections on accounts receivable we purchase are, absent special circumstances, transferred to us. We use these collections to service our debt, pay our operating expenses, maintain a liquidity facility with the fiscal agent and purchase additional accounts receivable. In this annual report, when we refer to the “fiscal agent”, we mean The Bank of New York, and any of its successors or any other fiscal agent which is appointed in accordance with the terms of the fiscal agency agreement.

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
The following is a breakdown of total revenues by category of activity for the periods indicated:

	Year ended December 31,
	2005	2006	2007
	(in thousands of U.S. dollars)
Interest income from discount on purchased accounts receivable	$304,226	$218,278	$175,296
Interest income from highly liquid temporary investments	12,412	14,330	16,625

Total revenues	$316,638	$232,608	$191,921

Our ability to meet our obligations in respect of our outstanding indebtedness, including the Notes, depends on a number of variables, including:
•	compliance by PEP and PMI with their obligations under the transaction documents;

•	the ability of PEMEX, operating through PMI and PEP, to generate sufficient eligible receivables of designated customers; and

•	the continued financial capability of the designated customers.
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
The Principal Agreements
1.	The Crude Oil Sale Agreement. PEP sells crude oil to PMI under a crude oil sale agreement which has been in place since November 1, 1994. PEP and PMI may not terminate the crude oil sale agreement prior to the termination of the receivables purchase agreement.

2.	The Receivables Purchase Agreement. We, PEP, PMI and PMI Services are parties to the receivables purchase agreement under which:
•	PEP agrees that during any 90 day period it will export at least 90% of its total exports of crude oil through PMI;

•	PMI agrees to sell eligible receivables, including any current eligible receivables and eligible receivables that will be generated in the future, to PMI Services upon our request. PMI Services agrees to sell those same current and future eligible receivables to us contemporaneously with its purchase of them. The purchase price of the eligible receivables is determined on the basis of a discount rate calculated as set forth in the receivables purchase agreement;

•	PMI agrees to ensure that the monthly average amount of designated customers’ eligible receivables that PMI generates during any consecutive twelve month period that are not otherwise pledged or encumbered represents at least the lesser of:
•	20 million barrels of Maya crude oil, and

•	80% of PMI’s total eligible receivables generated from sales of Maya crude oil;
•	We, PMI and PMI Services agree that if the monthly average amount of PMI’s exports of Maya crude oil to designated customers for the six months prior to any date is less than 450 tbpd, on our request, PMI will sell to PMI Services designated customers’ receivables generated in connection with the export of crude oil other than Maya crude oil, and PMI Services will sell them to us; and

•	PEP, PMI and PMI Services agree that if PMI becomes insolvent, PEP will export at least 90% of its total exports of crude oil through PMI Services.
3.	The Fiscal Agency Agreement. We entered into the fiscal agency agreement with The Chase Manhattan Bank (now The Bank of New York), as the fiscal agent and paying agent, and Chase Manhattan Bank Luxembourg S.A. (now The Bank of New York (Luxembourg) S.A.), as paying agent in Luxembourg. We make interest and principal payments on all of our outstanding debt, including the Notes, through the fiscal agent. Under the fiscal agency agreement, we agree, among other things, to:
•	comply with specified financial covenants;

•	limit our activities to the purchase of existing and future receivables and the issuance of debt;

•	use the net proceeds of any debt we issue or other amounts we borrow only to purchase existing and future eligible receivables, service or refinance existing debt, or to cover permitted corporate expenses;

•	establish and maintain a liquidity facility with the fiscal agent in an amount at least equal to the total amount of scheduled debt service we are next scheduled to pay under each of our debt agreements. We may fund the liquidity facility with cash, certain permitted investments, or one or more letters of credit. For a more detailed description, see the section entitled “—Description of Principal Agreements—The Fiscal Agency Agreement—Liquidity Facility”; and

•	maintain a retention account with the fiscal agent, to which the collection agent will transfer money that would otherwise come to us if one of several specified events occurs, including some agreed-upon events of default. For more information on events of default, see “—Description of Principal Agreements—The Fiscal Agency Agreement—Events of Default”. Until the fiscal agent notifies the collection agent to cease doing so, the amount it transfers to the retention account on each business day will be equal to either:
•	in the case of some agreed-upon events of default, 100% of all the money the designated customers paid into the collection account on the preceding business day on purchased receivables; or

•	in all other cases, 25% of the difference between:
•	all the money the designated customers paid on the purchased receivables into the collection account on the preceding business day; and

•	the aggregate amount of debt service we paid on the preceding business day, other than accelerated debt service.
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
PMI Services
PMI Services is a company which was incorporated on March 31, 1988 under the laws of The Netherlands. PMI Services is indirectly wholly-owned by Petróleos Mexicanos. PMI Services’ business is limited to purchasing eligible receivables from PMI at our request and selling them to us.
Taxation of PMI Services
The 1969 Netherlands Corporate Income Tax Act imposes an annual corporate income tax on the taxable amount of a corporation resident in The Netherlands. As a company incorporated under the laws of The Netherlands, PMI Services is deemed to be resident in The Netherlands for purposes of the 1969 Netherlands Corporate Income Tax Act. Therefore, the profit derived by PMI Services in connection with its purchase and sale of eligible receivables is subject to Netherlands corporate income tax. The Netherlands corporate income tax rate in 2007 was 20% on the first Euro 25,000 of taxable profit and 23.5% from Euro 25,000 up to Euro 60,000 and 25.5% on the excess. The current Netherlands corporate income tax rate is 20% on the first Euro 40,000 of taxable profit and 23% from Euro 40,000 up to Euro 200,000 and 25.5% on the excess.
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
Selection of the Designated Customers
As of December 31, 2007, 41 designated customers, including 37 United States and Canadian companies, three Aruban companies and one Mexican company, have received and acknowledged a fully executed “designated customer notice”.
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

The Designated Customers
The following is the designated customer list as of the date of this annual report:

Designated Customer
BP Products North America, Inc.
Chevron U.S.A. Inc.
CITGO International Supply Co.
CITGO Petroleum Corp.
Conoco-Phillips Company
Equiva Trading International L.L.C.
Exxon-Mobil Sales and Supply Corporation
Glencore, LTD
Hunt Crude Oil Supply Company
Koch Petroleum Group L.P.
Koch Supply and Trading Company
Koch Supply and Trading L.P.
Lyondell-Citgo Refining L.P.
Marathon Petroleum Supply L.L.C.
Marlin Asphalt Ltd.
Morgan Stanley Capital Group, Inc.
Pecten Trading Company
Petro-Canada
P.M.I. Norteamérica S.A. de C.V.
Shell Canada Products Limited
Shell Trading (US) Company
Texaco International Trader, Inc.
Tosco Refining Company
Trigeant EP, Ltd.
Trigeant Ltd.
Ultramar, Inc.
Valero Marketing and Supply Co.
Valero Refining Company-Aruba N.V.
Valero Refining Company-California
Vitol, S.A., Inc.
As of December 1, 1998, we had 21 designated customers. Each of these customers had entered into oil supply contracts with PMI and accounted for a limited portion of the pool of eligible receivables purchased by us. Since 1998, PMI has elected to add new customers to the designated customer list, causing the aggregate number of customers listed therein to increase from 21 to 41. Over time, certain of these designated customers have stopped purchasing Maya crude oil from PMI. Other customers have merged (for example, (i) Conoco Inc. merged into Conoco Phillips Company, (ii) Exxon Trading Company International and Mobil sales and Supply Corporation merged into Exxon Mobil and (iii) The Premcor Refining Group, Inc. merged into Valero Energy Corporation) or assigned their contracts for the purchase of Maya crude oil to other designated customers (for example, (i) CITGO International Supply Co. assigned its crude oil supply contract to CITGO Petroleum Corp. and (ii) Coastal Aruba Refining Company N.V and Coastal Petroleum N.V. assigned their crude oil supply contract to Valero Refining Company-Aruba N.V. ). As a result, the aggregate number of designated customers that purchased Maya crude oil from PMI in 2007 and through May 31, 2008 decreased to 12 customers.

The following table lists the designated customers that purchased Maya crude oil from PMI in 2007 and/or in 2008 through May 31, and indicates the number of years each (or a predecessor or affiliate thereof) has been purchasing Maya crude oil, on a continuous or occasional basis, originally from Petróleos Mexicanos and, since 1989, from PMI:

Designated Customer	Total Years of Relationship
Chevron U.S.A. Inc. (1)	31
CITGO Petroleum Corp. (1)	30
Conoco-Phillips Company (1)	24
Exxon Mobil Sales and Supply Corporation (1)	30
Hunt Crude Oil Supply Company (1)	22
Marathon Petroleum Supply L.L.C. (1)	27
Pecten Trading Company (1)	32
Petro-Canada (1)	28
P.M.I. Norteamérica S.A. de C.V. (1)	15
Shell (US) Trading Co. (STUSCO) (2)	7
Trigeant Ltd/Marine Asphalt Ltd/Trigenr EP (1)	8
Valero Marketing and Supply Co. (1)	14

(1)	Purchases of Maya crude oil from PMI made in 2007 and 2008 through May 31.

(2)	Maya crude oil supply for Shell is sent to Canada. Motiva Enterprises and Equiva Trading Co buy cargoes for the USA market.
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
During 2007, Chevron U.S.A. Inc., ExxonMobil Sales and Supply Corporation and Valero Marketing & Supply Co. accounted for more than 65% of the total volumes of Maya crude oil sold to the designated customers during that period. These designated customers or their affiliates are companies which are required to file periodic reports with the SEC under the Securities Exchange Act of 1934. These reports are publicly available, and we refer you to them for information about these designated customers. In addition, the composition of the pool of eligible receivables of designated customers we own may vary over time to reflect fluctuations in the level of demand by each of the designated customers. As a result, certain designated customers may from time to time in the future represent higher percentages of the total volume of receivables sold to us.
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

PEMEX’s Customers and Receivables
Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and not on sales revenue. All 2007 export figures are based on preliminary figures which may be adjusted when the export sales are finalized.
Overview
Since its incorporation in 1989, PMI has marketed approximately 99% of PEMEX’s crude oil exports. As of May 30, 2008 Petróleos Mexicanos owns 98.33% of PMI’s stock while 1.67% is owned by Banco Nacional de Comercio Exterior, S.N.C., which is in turn 99% owned, directly or indirectly, by the Mexican Government. The Ministry of Energy also owns 0.0001% of PMI’s stock. In the receivables purchase agreement, PEP has agreed to continue to export through PMI at least 90% of its total exports of crude oil.
Here, and throughout this annual report, the term “export” should be understood to mean any sale or shipment of crude oil from Mexico to a point outside Mexico, excluding any shipment (1) for the purposes of storage by or on behalf of Petróleos Mexicanos or its Affiliates or (2) for processing and return to Mexico.
During 2007, PMI exported an average of 1,686 tbpd of crude oil, or 54.7% of PEP’s crude oil total production; the remainder was used domestically. During 2007, PMI exported 55.3% of PEP’s crude oil production. Of PMI’s crude oil exports during 2007 by volume, approximately:
•	80.2% were to the United States,

•	7.4% were to Spain,

•	4.1% were to the Netherlands Antilles,

•	1.8% were to Canada, and

•	6.5% were to others.
Exports of Maya crude oil during 2007 were an average of 1,472 tbpd and accounted for 87.3% of PMI’s total exports of crude oil. During 2007, PMI exported an average of 1,291 tbpd of Maya crude oil to its designated customers of which:
•	1,200 tbpd were exported to the United States designated customers,

•	22 tbpd were exported to the Canadian designated customers, and

•	69 tbpd were exported to the Aruban designated customers.
PMI’s exports of Maya crude oil to the designated customers during 2007 accounted for 100% of PMI’s total Maya crude oil exports to customers in the United States, Canada, and Aruba and 87.7% of PMI’s total Maya crude oil exports worldwide. Maya crude oil exports to non-designated customers outside the U.S., Canada and Aruba (excluding PMI NASA) accounted for 10.8% of PMI’s total exports of crude oil. Of total Maya crude oil exports not sold to United States, Canadian or Aruban customers (which include PMI NASA), an average of 143 tbpd were sold to Europe, 35 tbpd to the Far East, and 4 tbpd to Central America and South America.
During 2007, PMI exported to PMI NASA, Petróleos Mexicanos’ Mexican affiliate, approximately 8% of its total Maya crude oil exports under a long-term contract.
On sales made from January 1, 1993 through May 31, 2008 PMI did not record any losses for unpaid receivables relating to purchases of Maya crude oil by the designated customers. Historically, approximately 99% of PMI’s customers have paid by the payment due date in accordance with the credit terms established in their sales contract.

PMI makes a significant percentage of its Maya crude oil sales to designated customers under (i) evergreen contracts, which typically allow the parties to terminate the agreement with three months notice, and (ii) long-term contracts, where supply is committed on a fixed volume basis, destined to one exclusive high-conversion refinery during a predetermined number of years; and (iii) temporary agreements, which include crude oil supply for a determined number of cargoes during a fixed period of time. In 2007, PMI sold approximately 65% of its total Maya crude oil exports under evergreen contracts for specified volumes to third parties and 33% of its total Maya crude oil exports under long-term contracts for specified volumes to third parties. The remaining 2% was sold through temporary contracts and occasional cargoes. In 2006, PMI sold approximately 59.6% of its total Maya crude oil exports under evergreen contracts for specified volumes to third parties and 40.2% of its total Maya crude oil exports under long-term contracts for specified volumes to third parties.
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

The following graph summarizes the exports of crude oil by PMI and, prior to PMI’s incorporation in 1989, Petróleos Mexicanos:

Source:	Pemex BDI and PMI’s operating statistics.

The following tables set forth the composition and weighted average prices of PMI’s exports of crude oil for the periods indicated:

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude Oil Exports (by volume)
Olmeca (API gravity of 38°-39°)	216	12%	221	12%	216	12%	231	13%	173	10%
Isthmus (API gravity of 32°-33°)	25	1	27	1	81	4	68	4	41	2
Maya (API gravity of 21°-22°)	1,590	86	1,608	86	1,506	83	1,480	81	1,460	87
Altamira (API gravity 15.0°-16.5°)	14	1	13	1	15	1	14	1	13	1

Total	1,844	100%	1,870	100%	1,817	100%	1,793	100%	1,686	100%

Notes:	Numbers may not total due to rounding.

tbpd = thousand barrels per day.

Source:	PMI operating statistics, which are based on information in bills of lading.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(U.S. dollars per barrel)
Crude Oil Prices
Weighted average realized price	$24.78	$31.05	$42.71	$53.04	$61.64
Olmeca	29.32	39.34	53.91	64.67	70.89
Isthmus	28.08	38.04	53.11	57.29	69.92
Maya	24.13	29.82	40.61	51.10	60.38
Altamira	22.81	28.12	36.08	47.74	53.71

Source:	PMI operating statistics, which are based on information in bills of lading.
Crude oils can also be classified by their amount of sulfur content by weight. “Sour” crudes contain 3.4% or greater sulfur content by weight and “sweet” crudes contain less than 1.0% sulfur content by weight. Substantially all of PMI’s exports are classified as sour crude.
Geographic Distribution of Exports
In 2007, 98% of PMI’s exports were to countries in the Western Hemisphere. The balance was exported to other countries. The designated customers, which purchased Maya crude oil from PMI in 2006 and/or in 2007 through May 31, are located in five countries. Customers in the United States, Spain and Netherlands Antilles have consistently been PEMEX’s largest customers. During 2007, crude oil exports were distributed as follows:
Exports by Country of Destination of Shipment

Percentage of
Exports
Country
United States of America	80.2%
Spain	7.4
Netherlands Antilles	4.1
Canada	1.8
India	2.1
Others	4.4

Total	100%

Note:	Numbers may not total due to rounding

Source:	PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the geographic distribution of PMI’s exports of crude oil from January 1, 2003 until December 31, 2007. The table also presents the distribution of exports among PEMEX’s crude oil types for those years:
Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	2003		2004		2005		2006		2007
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,466.72	79.54%	1,510.12	80.74%	1,464.35	80.59%	1,476.73	82.37%	1,383.47	82.05%
Europe	175.72	9.53	178.43	9.54	193.89	10.67	170.77	9.53	163.28	9.68
Central and South America	137.05	7.43	145.47	7.78	124.74	6.86	113.19	6.31	104.15	6.18
Far East	63.22	3.43	36.31	1.94	34.15	1.88	32.03	1.79	35.24	2.09

Africa	1.21	0.07						—	—	—

Total	1,843.92	100.0%	1,870.32	100.0%	1,817.14	100.0%	1,792.73	100.0%	1,686.14	100.0%

Olmeca (API gravity of 38°-39°)
United States and Canada	194.93	10.57%	207.77	11.11%	200.12	11.01%	213.56	11.91%	160.08	9.49%
Others	20.70	1.12	13.65	0.73	15.69	0.86	17.04	0.95	12.64	0.75

Total	215.64	11.69%	221.42	11.84%	215.80	11.88%	230.60	12.86%	172.72	10.24%

Isthmus (API gravity of 32°-33°)
United States and Canada	10.77	0.58%	5.54	0.30%	37.67	2.07%	41.50	2.31%	15.80	0.94%
Others	14.15	0.77	21.82	1.17	43.30	2.38	26.80	1.49	25.34	1.50

Total	24.91	1.35%	27.36	1.46%	80.97	4.46%	68.29	3.81%	41.14	2.44%

Maya (API gravity of 21°-22°)
United States and Canada	1,247.27	67.64%	1,283.38	68.62%	1,211.85	66.69%	1,207.98	67.38%	1,194.91	70.87%
Others	342.35	18.57	324.74	17.36	293.80	16.17	271.54	15.15	264.70	15.70

Total	1,589.62	86.21%	1,608.12	85.98%	1,505.65	82.86%	1,479.52	82.53%	1,459.60	86.56%

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	13.75	0.75%	13.43	0.72%	14.72	0.81%	13.70	0.76%	12.68	0.75%
Others	—	—	—	—	—	—	0.61	0.03	—	—

Total	13.75	0.75%	13.43	0.72%	14.72	0.81%	14.31	0.80%	12.68	0.75%

Notes:	Numbers may not total due to rounding.

tbpd = thousand barrels per day.

Source:	PMI operating statistics, which are based on information in bills of lading.

Sales to Designated Customers
The following table sets forth information on PMI’s exports to the designated customers:

	2005	2006	2007
Exports of all types of crude oil to designated customers as a percentage of total exports	87.0%	87.5%	88.1%
Exports of Maya Crude Oil to designated customers as a percentage of total exports of Maya Crude Oil	86.7%	86.6%	87.7%
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
The following table sets out the volumes of Maya crude oil sold to the designated customers, broken down between PEMEX affiliates and third parties, in the period from 2003 through 2007.

	2003		2004		2005		2006		2007
	tbpd	%	tbpd	%	Tbpd	%	tbpd	%	tbpd	%
PMI NASA	16	1.2%	31	2.2%	38	2.8%	34	2.6%	103	8.0%
Non-Affiliates	1,350	98.8	1,380	97.8	1,282	97.2	1,260	97.4	1,188	92.0

Total	1,366	100.0%	1,411	100.0%	1,319	100.0%	1,294	100.0%	1,291	100.0%

Note:	Numbers may not total due to rounding.

Source:	PMI.
The following table provides a breakdown of the sales of crude oil by type during 2007 to PMI’s customers, identifying sales to affiliates and third parties.

	Total Crude Oil Exported by Type as of December 31, 2007
	Type of Crude Oil Exported
	Isthmus		Olmeca		Maya		Altamira		Total
		(Millions		(Millions		(Millions		(Millions		(Millions
		of U.S.		of U.S.		of U.S.		of U.S.		of U.S.
	(tbpd)	dollars)	(tbpd)	dollars)	(tbpd)	dollars)	(tbpd)	dollars)	(tbpd)	dollars)
PMI NASA	—	$—	9	$235	103	$2,340	—	$—	112	$2,575
Third parties	41	1,050	164	4,234	1,357	29,830	13	249	1,574	35,362

Total	41	$1,050	173	$4,469	1,460	$32,170	13	$249	1,686	$37,937

Note:	Numbers may not total due to rounding.

Source:	PMI.

The following table sets forth the accounts receivable generated and outstanding as of December 31, 2007, corresponding to export sales of Maya crude oil to the designated customers, broken down by affiliates and third parties:
Accounts Receivable Purchased by Pemex Finance by Customer Affiliation for Designated Customers
(Maya crude oil only)
(as of December 31, 2007)

Accounts Receivable
(millions of U.S. dollars)
Type of Customer
PMI NASA	$0
Third parties	$1,503

Total	$1,503

PMI’s Delinquency and Loss Experience
PMI did not incur any losses for unpaid receivables on its sales made from January 1, 1993 through December 31, 2007. As of December 31, 2007, PMI was not required to record on its books provisions for losses on accounts receivable corresponding to export sales of crude oil. However, PMI’s loss and delinquency experience for receivables, including purchased receivables sold to us under the receivables purchase agreement, in the future may be different than PMI’s historical experience.
As of December 31 for each year from 1996 to 2000, PMI had no past due receivables, compared to past due receivables of U.S.$19.9 million as of December 31, 1995. As of December 31 for each year from 2003 to 2007, PMI had no past due receivables, compared to past due receivables of U.S.$13.57 million as of December 31, 2001, which was paid in full on January 2, 2002. The following table sets forth the maximum number of days of past due accounts during the years indicated.

Maximum Number of Days of
Year	Past Due Accounts
1996	4
1997	7
1998	5
1999	3
2000	4
2001	4
2002	7
2003	6
2004	4
2005	5
2006	3
2007	5
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

The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil for each quarter during the period from January 1, 2003 through December 31, 2007.
P.M.I. Comercio Internacional, S.A. de C.V.
Historic Aging Schedule(1)
(by quarter)

	Sales during	Past due at end of period indicated
	quarter	01-30	31-60	61-90	91-120	>120
		(millions of U.S. dollars)
2003
March 31	4,527.50	4,527.50	—	—	—	—
June 30	3,453.20	3,453.20	—	—	—	—
September 30	4,308.23	4,308.23	—	—	—	—
December 31	4,073.31	4,073.31	—	—	—	—

2004
March 31	4,513.82	4,513.82	—	—	—	—
June 30	4,949.75	4,949.75	—	—	—	—
September 30	5,340.55	5,340.55	—	—	—	—
December 31	6,391.54	6,391.54	—	—	—	—

2005
March 3l	5,197.96	5,197.96	—	—	—	—
June 30	6,568.33	6,568.33	—	—	—	—
September 30	7,762.52	7,762.52	—	—	—	—
December 31	7,878.09	7,878.09	—	—	—	—

2006
March 3l	8,556.60	8,556.60	—	—	—	—
June 30	9,376.92	9,376.92	—	—	—	—
September 30	9,224.72	9,224.72	—	—	—	—
December 31	7,754.57	7,754.57	—	—	—	—

2007
March 31	6,977.52	6,977.52
June 30	8,467.77	8,467.77
September 30	9,612.34	9,612.34
December 31	11,571.17	11,571.17

(1)	All designated customers have 30 days from the bill of lading to pay each invoice.

Source:	PMI.
Credit and Collection Policies
Credit Approval Process
All of PMI’s customers pay in one of three manners:
•	from an open account,

•	through a letter of credit, or

•	with advance payments.
During 2007, 1.11% PMI’s export sales of crude oil were backed by letters of credit. The remainder was paid from open accounts. The manner in which each customer pays for the crude oil it purchases reflects PMI’s assessment of the credit risk that customer presents. PMI’s financial area carries out the evaluation and monitoring of the creditworthiness of each customer, and the assessment of the manner in which it should pay. Under the agreements governing Pemex Finance’s operations and purchase of receivables, PMI agreed to apply its credit and collection policies to all of the designated customers, including the affiliated designated customer. The financial area receives information from different sources, including audited financial records, commercial and banking references and external credit reports prepared by credit and rating agencies. This assessment, which involves financial analysis, focuses primarily on the customer’s capacity to generate cash flow and its prior credit history. The financial area compares the client’s financial structure, liquidity, cash flow and profitability ratios with the industry and regional market in which the company operates. PMI also considers country and sovereign risk in the analysis. Based on this information, PMI’s financial area issues an opinion to the credit committee on the creditworthiness of the future customer.

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
In 2007, all of PMI’s crude oil export sales to customers qualifying as designated customers were made pursuant to PMI’s general terms and conditions to customers with which it maintains long-standing commercial relationships. In 2007, all of the invoices for crude oil export sales were paid within the established credit terms. PMI has a policy of not selling crude oil on the spot market. PMI has a policy under which it only sells its crude oil to customers that own or operate refineries.
Sales to Affiliates. PMI NASA is PMI’s only current customer which both qualifies as a designated customer and is an Affiliate of Petróleos Mexicanos. It has entered into a long-term supply contract with PMI which requires the supply of minimum quantities of crude oil and other feed stocks under an evergreen contract, which has a three month phase-out clause. PMI exported 103 tbpd crude oil to PMI NASA during 2007.
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
Copies of these agreements are also available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at The Bank of New York, Corporate Trust Services — Global Americas, 101 Barclay Street — 4th Floor East, New York, New York 10286.
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

Perfection of Pemex Finance’s and PMI Services’ Ownership or Security Interest in the Purchased Receivables
No law in Mexico, The Netherlands or the Cayman Islands requires filing or recording with any governmental office for the establishment, preservation, protection, perfection or priority of an ownership or security interest in the purchased receivables, whereas New York law requires the filing of appropriate UCC financing statements in the jurisdiction in which PMI and PMI Services, as sellers, are located. PMI and PMI Services would be considered located in the District of Columbia for this purpose. Under the foregoing laws, no further act will be required to establish, preserve, protect, perfect or establish the priority of, our or PMI Services’ ownership interest or security interest in the purchased receivables upon:
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
Payment of Obligations; Compliance With Obligations
We agree to pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all of our obligations, except where:
•	the amount or validity of the obligation is currently being contested in good faith by appropriate proceedings and reserves regarding the obligation in conformity with IAS (now IFRS as issued by IASB) or U.S. GAAP, as applicable, have been provided on our books; or
•	the failure to pay, discharge or otherwise satisfy the obligation would not have a Material Adverse Effect.
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
Books and Records
We agree in all material respects to keep proper books of records and account. We agree to maintain full, true and correct entries in these books in conformity with IAS (now IFRS as issued by IASB) or U.S. GAAP, as applicable, as well as all requirements of law of all dealings and transactions in relation to our business and activities.
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
(h)	to issue separate financial statements prepared at least quarterly and prepared in accordance with IAS (now IFRS as issued by IASB) or U.S. GAAP; and

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
Assessment
We agree to pay and discharge all taxes, assessments, levies and other governmental charges that are imposed on us. However, we do not need to meet this requirement for taxes, assessments, levies and other governmental charges:
•	that are being contested in good faith by appropriate proceedings and for which we have set aside on our books adequate reserves in accordance with IAS (now IFRS as issued by IASB) or U.S. GAAP, as applicable, and
•	where the failure to pay, satisfy or discharge would not have a Material Adverse Effect.
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
Our 8.02% notes due 2007 and our 8.45% notes due 2007 have matured and been paid in full on May 15, 2007 and February 15, 2007, respectively.
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
Each of the foregoing series of our insured notes was redeemed and paid in full by us on June 27, 2005 in accordance with the terms thereof. Of these notes, the 6.550% notes due 2008 and the 6.30% notes due 2010 were insured by Ambac, and the 7.33% notes due 2012 and the 7.80% notes due 2013 were insured by MBIA. Ambac issued and delivered to the trustee a financial guaranty insurance policy for the benefit of the holders of each of the series of notes which it insured. Similarly, MBIA issued and delivered to the trustee a financial guaranty insurance policy for the benefit of the holders of the series of notes which it insured. We refer to these policies as the “note insurance policies”. Under each note insurance policy, MBIA or Ambac, as applicable, unconditionally and irrevocably guarantees full, complete and timely payment of:
•	scheduled interest payments for the series of Notes that it insures; “scheduled interest payments” means, with respect to any series of Notes, scheduled payments of interest accrued on amounts of principal outstanding under those Notes, and any additional amounts as a result of tax or withholding on the payment that we are required to pay in respect of those scheduled payments of principal or interest;
•	originally scheduled principal payments for that series of Notes; and
•	the portion of any payment representing principal and/or interest on that series of Notes which subsequently is avoided in whole or in part as a preference payment under applicable law.
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
“Material Adverse Effect” means:
(a)	as used in the receivables purchase agreement, the servicing and collection agency agreement, the letter agreement and each designated customer notice:
•	any material impairment of Petróleos Mexicanos’, PEP’s, PMI’s or PMI Services’ ability to perform any of its material obligations or to comply with or conduct any of its business in accordance with any of its material representations, warranties, covenants or agreements under any transaction document;
•	any material impairment of the interests, rights or remedies of ours, the fiscal agent, the trustee or the collection agent under any transaction document or any third party beneficiary referred to in Section 7.01 of the receivables purchase agreement; or
•	any material impairment of collectibility or transferability of receivables; and
(b)	as used in the fiscal agency agreement and the indenture:
•	any material impairment of our ability to perform any of our material obligations or to comply with or conduct our business in accordance with any of our material representations, warranties, covenants or agreements under any transaction document; or
•	any material impairment of our ability to perform any of our payment obligations or other obligations under any debt agreement.
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

Item 5. Operating and Financial Review and Prospects.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our audited financial statements as well as PEMEX’s consolidated financial statements in the annual report of Petróleos Mexicanos for the year ended December 31, 2007 which are incorporated herein by reference.
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
See “Item 4. Information on the Company—Description of Business—PEMEX’s Customers and Receivables”.
The market for crude oil is subject to price volatility and our business and financial condition depend to a large degree on the international prices for crude oil. Historically, the monthly weighted average price of the crude oil that PEMEX exports has fluctuated from a ten-year low of U.S.$7.67 per barrel in December 1998 to a high of U.S.$61.64 per barrel in 2007. On November 20, 2007, the spot price for the PEMEX crude oil basket was an estimated U.S.$84.47 per barrel.
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
The following discussion refers to amounts stated on the basis of IFRS as issued by IASB and should be read in conjunction with the audited financial statements included elsewhere in this annual report.

The following table summarizes our firm commitments on December 31, 2007 and the timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods. We have no other commercial commitments.

	Principal Payments Due by Period
		Less than 1
	Total due	year	1-3 years	4-5 years	After 5 years
	(in millions of U.S. dollars)
Long-term Debt
1998 notes 9.15% notes due 2018	$250	$0	$0	$0	$250

February 1999 notes 8.875% notes due 2010	160	53	107	0	0

February 1999 floating rate notes Series A floating rate notes	100	0	25	67	8

July 1999 notes 9.69% notes due 2009	210	120	90	0	0
10.61% notes due 2017	200	0	0	13	188

July 1999 additional issuances Series B floating rate notes	90	0	0	45	45

February 2000 notes 9.03% notes due 2011	520	160	360	0	0

Subordinated Debt Obligations
Total	715	0	0	0	715

Total	$2,245	$333	$582	$124	$1,206

As of December 31, 2007, the fair value of our financial instruments, based on the final maturity dates thereof, is as follows:

				Maturity in
Source of Fair	Maturity less	Maturity	Maturity	excess of	Total fair
Value	than 1 year	1-3 years	4-5 years	5 years	value

Prices actively quoted	$363	$615	$83	$488	$1,549
Prices based on models and other valuation methods	0	26	117	56	199
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
The following table sets forth the amount of revenues earned during the years ended December 31, 2005, 2006 and 2007 which are attributable to each source of revenues.

	Year ended December 31,
	2005	2006	2007
	(in thousands of U.S. dollars)
Interest income from discount on purchased accounts receivable	$304,226	$218,278	$175,296
Interest income from highly liquid temporary investments	12,412	14,330	16,625

Total revenues	$316,638	$232,608	$191,921

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
During the period from January 1, 2007 to December 31, 2007 the discount rate applied to the purchase of eligible receivables decreased from 9.74631% to 9.73284%. During the period from January 1, 2006 to December 31, 2006 the discount rate applied to the purchase of eligible receivables increased from 9.59709% to 9.74631% and during the period from January 1, 2005 to December 31, 2005 the discount rate applied to the purchase of eligible receivables increased from 9.21259% to 9.59709%. In each case the change in the discount rate was as a result of the impact on the calculation of the discount rate of the varying interest rates on our floating rate notes.
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

Revenues decreased by 19.69% from U.S.$218 million in 2006 to U.S.$175 million in 2007. The decrease in income from discount on current purchased eligible receivable was largely due to an increase in the Mexican crude oil basket price in 2007 compared to 2006, resulting in a shorter period for current discount calculations compared to 2006.
Revenues decreased by 28.25% from U.S.$304 million in 2005 to U.S. $218 million in 2006. The decrease in income from discount on current purchased eligible receivables was largely due to an increase in the basket price for Mexican crude oil in 2006 compared to 2005, resulting in a shorter period for current discount calculations compared to 2005.
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
The 17.08% increase in interest income from highly liquid temporary investments in 2007 over 2006 was primarily due to an increase in our interest income from the investment of funds in the liquidity account currently at Bank of New York. Such increase in interest income, in turn, was principally due to higher investment rates linked to LIBOR rates, as well as higher balances of investments throughout the year due to compounded interest.
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
Interest Expenses and Make-whole Premium
Interest expenses consist of interest accrued on our outstanding debt and amortization of debt issuance costs.
Interest expense decreased from U.S.$225.3 million in 2006 to U.S.$188.9 in 2007, a decrease of 16.19%. The decrease in interest expense was primarily due to the redemption of two series of our notes in 2007, which reduced the amount of debt that we service. Interest expense decreased from U.S.$317.9 million in 2005 to U.S.$225.3 million in 2006, a decrease of 29.12%. The decrease in interest expense was primarily due to the repayment of four series of our notes in 2006, which reduced the amount of debt that we service.

The following table sets forth the interest expense and other costs incurred in 2007, 2006 and 2005 with respect to each issuance:

	Interest expense during
	2005	2006	2007
	(in thousands of U.S. dollars)

1998 notes	$53,978	$32,232	$24,045
February 1999 notes	29,508	19,863	16,507
February 1999 floating rate notes	6,646	8,410	8,720
July 1999 notes	79,649	59,011	47,383
July 1999 additional issuances	6,193	7,832	8,007
February 2000 notes	77,993	68,177	54,180
Subordinated debt	56,852	29,778	29,990
Insurance premium and amortization of debt issuance costs	7,087	43	21
Redeemed notes make-whole premium	96,377	—	—

Total	$414,283	$225,346	$188,853

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
General and administrative expenses increased to U.S.$2.50 million in 2007 from U.S.$2.45 million in 2006. The 2.19% increase was largely due to an increase in PMI Services margin expenses. General and administrative expenses decreased to U.S.$2.45 million in 2006 from U.S.$2.78 million in 2005. The 12.09%decrease was largely due to decreases in legal expenses.
Eligible receivables we purchase under the receivables purchase agreement are serviced, managed, administered and collected by PMI acting as servicer under the servicing and collection agency agreement. Fees paid to the servicer amounted to U.S.$0.43 million in 2007, U.S.$0.46 million in 2006 and U.S.$0.41 million in 2005.
Taxes
We had no tax expense during 2007, 2006 or 2005.
Net Income
Net income decreased from U.S.$4.82 million in 2006 to U.S.$0.57 million in 2007, a decrease of 88.18% largely due to an increase in the basket price for Mexican crude oil in 2007 compared to 2006, which resulted in a shorter calculation period for current discount calculations on purchased eligible receivables compared to 2006. Net income increased from a loss of U.S.$(100.42) million in 2005 to U.S.$4.82 million in 2006, an increase of 104.80% largely due to (i) a decrease in interest expense of U.S.$92.6 million primarily due to the redemption of four series of our notes, which reduced the amount of debt that we service, and (ii) the payment of U.S.$96.4 million in 2005 of a make-whole premium that was made when we redeemed the four series of our notes.

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
We had U.S.$1.8 billion in borrowings as of December 31, 2007 (including borrowings under the Notes, as well as the subordinated note issued to Petróleos Mexicanos). For information on the maturity profile of our borrowings, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
2008 Financing Activities. On February 15 and May 15, 2008, we made payments of U.S. $83.3 million with respect to principal on the Notes listed below. We did not incur any additional indebtedness during the first five months of 2008.

	Principal Payments due
	Total due	Feb 15th. 2008	May 15th. 2008
	(in millions of dollars)
Long-term Debt
February 1999 notes
8.875% notes due 2010	27	13.3	13.3
July 1999 notes
9.69% notes due 2009	60	30	30
February 2000 notes
9.03% notes due 2011	80	40	40

Total	$167	$83.3	$83.3

2007 Financing Activities. During 2007, we made payments of U.S.$386.7 million in principal on the Notes. We did not incur any additional indebtedness during 2007.
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
During 2007, 2006 and 2005 we used U.S.$26.1 billion, U.S.$23.7 billion and U.S.$16.8 billion, respectively, to purchase accounts receivable from PMI Services. We funded these purchases with collections from purchased accounts receivable received during the relevant period.
The following table sets forth the collections received on current purchased receivables and future eligible receivables that were generated and became current eligible receivables during 2005, 2006 and 2007 as well as the purchased receivables to be generated as of December 31, 2005, 2006 and 2007:

	2005	2006	2007
	(in millions of U.S. dollars)
Collections on current purchased receivables	$19,104.9	$24,202.2	$27,173.2
Receivables that were generated and became current eligible receivables	1,570.5	1,557.4	1,499.2
Receivables to be generated in the future*	821.6	541.1	0

*	Net of future discount.
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

Our current directors and executive officers are:

	Position with
Name	Pemex Finance	Appointment
Eduardo R. Calvo Barbeau	Director and President	2007
Darren Riley	Director and Vice President	1998
Candace Ebanks	Director	2003
Michael Austin	Independent Director	1998
Piccadilly Directors Limited	Director	1998
In the following paragraphs, we describe generally the business experience and present principal occupations of each member of our board of directors, including our president and vice president:
Eduardo R. Calvo Barbeau was appointed Director and President of Pemex Finance on January 26, 2007. He serves as Deputy Manager of Financing at the Corporate Finance Office of Petróleos Mexicanos, a position he has held since May 2003. Prior to this, he was Deputy Manager of Project Structuring at the Corporate Engineering and Project Development Office of Petróleos Mexicanos, and has served in various capacities at Petróleos Mexicanos.
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
Candace Ebanks was appointed Director of Pemex Finance in October 2007. She serves as a director of various Cayman Islands corporations and is currently the Manager of Corporate Services of BNP Paribas Bank. Ms. Ebanks has a diverse background having worked for over 15 years in the legal, private banking, trust and mutual fund sectors of the Cayman Islands financial services industry. Ms. Ebanks is a participating member of the International Chartered Secretaries Association, Cayman Islands Society of Professional Accountants and the Cayman Islands Fund Administrators Association.
Michael Austin was appointed Independent Director of Pemex Finance in November 1998. He currently serves as non-executive director of various companies, including structured investment vehicles, mutual funds, trust and insurance companies. From 1969 to 1992 he served as the managing partner of the Cayman Islands office of KPMG Peat Marwick. Mr. Austin also served as a director of the Cayman Islands Monetary Authority from January 1997 and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. Mr. Austin is a Chartered Accountant. He was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1974. He is an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands.
Piccadilly Directors Limited was appointed Director of Pemex Finance in November 1998. It is a wholly-owned subsidiary of BNP Paribas Bank.
Compensation of Directors and Officers
Pursuant to the management agreement, BNP Paribas Bank receives an annual fee of U.S.$6,000 for the services of its directors (Candace Ebanks, Darren Riley and Piccadilly Directors Limited) and for additional services. Michael Austin receives an annual fee of U.S.$10,000 for his services as independent director. Eduardo R. Calvo Barbeau is not compensated for his services as director.
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
We consider Petróleos Mexicanos to be a related party, as we purchase all the current eligible receivables and rights to future (ungenerated) eligible receivables from PMI, which is an indirect wholly-owned subsidiary of Petróleos Mexicanos. During 2007, 2006 and 2005 we purchased U.S.$26.4 billion, U.S.$23.7 billion and U.S.$16.8 billion of such eligible receivables, respectively. At December 31, 2006, we had subordinated debt outstanding from Petróleos Mexicanos of U.S.$234.75 million. On June 27, 2005, we elected to prepay U.S.$550 million (and accrued and unpaid interest thereon to the date of prepayment) of our subordinated debt to Petróleos Mexicanos in accordance with the terms thereof. On August 12, 2005, we reborrowed U.S.$70 million from Petróleos Mexicanos under this subordinated debt in order to satisfy the required debt to equity ratio specified in the transaction documents. At December 31, 2007, we had subordinated debt outstanding from Petróleos Mexicanos of U.S.$234.75 million.
Item 8. Financial Information.
See “Item 18—Financial Statements”.
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

Item 10. Additional Information.
MEMORANDUM AND ARTICLES OF ASSOCIATION
Register
We are a limited liability company incorporated in the Cayman Islands under the Companies Law, as amended, under company registration number 85919. We registered and filed our Memorandum and Articles of Association with the Registrar of Companies on November 18th, 1998. There has been no subsequent amendment to our Memorandum and Articles of Association.
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
We may also by ordinary resolution:
•	consolidate and divide all or any of our share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law, as amended, of the Cayman Islands; and

•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.
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
DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other filings we make electronically with the SEC. In addition, copies of the receivables purchase agreement, fiscal paying agency agreement, servicing and collection agency agreement and the letter agreement are available for inspection at the principal office of the fiscal agent in the City of New York, which is presently located at The Bank of New York, Corporate Trust Services – Global Americas, 101 Barclay Street – 4th Floor East, New York, New York 10286.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.
The following discussion includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.
The following table summarizes the financial instruments we held at December 31, 2007 which are sensitive to changes in interest rates. Changes in interest rates impact the interest payments. We do not use any derivative instruments to manage this primary market exposure. In the normal course of business, we also face risks that are non-financial or non-quantifiable. Such risks include credit risk and are not represented in the following table. For more information on credit risk, see Note 3 to our financial statements in Item 18. Further, since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.
The table below sets forth the amounts and related average interest rates by expected maturity dates of our long-term debt obligations as of December 31, 2007.

	Calendar Year of Expected Maturity Date for Debt
	(in thousands of U.S. Dollars)
	December 31, 2007
							Total
Outstanding							Carrying	Fair
Debt	2008	2009	2010	2011	2012	Thereafter	Value	Value
Fixed rate debt	$333,333	$303,333	$213,333	$65,000	$33,333	$491,667	$1,439,999	$1,548,980
Average interest rate	9.34%	9.22%	9.09%	9.02%	9.19%	9.87%	—	—
Variable rate debt floating rate notes	0	0	0	25,000	33,333	131,667	190,000	198,975
Subordinated debt to PEMEX	0	0	0	0	0	234,750	234,750	317,338

Note:	Numbers may not total due to rounding.
Item 12. Description of Securities Other than Equity Securities.
Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.
Item 15T. Controls and Procedures
(a) Disclosure controls and procedures.
As of the fiscal year ended December 31, 2007, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were carried out under the supervision and with the participation of our management, including our president, who performs functions similar to those of a principal executive officer and principal financial officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon our evaluation, our president concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our president, as appropriate to allow timely decisions regarding required disclosures.

(b) Management’s annual report on internal controls over financial reporting.
Our president, who performs functions similar to those of a principal executive officer and principal financial officer is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:
(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Pemex Finance;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by IASB and that receipts and expenditures of Pemex Finance are being made only in accordance with authorizations of management and directors of the company; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pemex Finance’s assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management, including our president, assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management, including our president, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework and the Control Objectives for Information and Related Technology (COBIT) created by the IT Governance Institute.
Management relied on Auditing Standards No. 2 and 5 of the Public Company Accounting Oversight Board (PCAOB) in order to create an appropriate framework to evaluate the effectiveness of the design and operation of our internal control over financial reporting.
Based on our assessment and those criteria, management, including our president, has concluded that Pemex Finance’s internal control over financial reporting was effective as of December 31, 2007.
This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
(c) Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services.
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, Independent Registered Public Accounting Firm, during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006	2007

Audit fees	$78,000	$69,600
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—

Total fees	$78,000	$69,600

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of our financial statements for the years ended December 31, 2007 and 2006, in accordance with the International Standards of Auditing and the standards of the Public Company Accounting Oversight Board (United States), which audit includes preparing an audit report.
There were no audit-related fees, tax fees or other fees billed by PricewaterhouseCoopers, S.C. in 2007 and 2006.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.
Item 17. Financial Statements.
Pemex Finance has responded to Item 18 in lieu of this item.
Item 18. Financial Statements.
See pages F-1 through F-20, incorporated herein by reference.

Item 19. Exhibits.
The financial statements of Pemex Finance as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are attached hereto on pages F-1 through F-20 and are incorporated herein by reference.
(a)	The following financial statements, together with the reports of PricewaterhouseCoopers thereon, are filed as a part of this annual report:

(b) Exhibit No:	Description

Exhibit 1.1	Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.1	Fiscal and Paying Agency Agreement, dated as of December 1, 1998 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to Exhibit 4.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.2	Amendment to the Fiscal and Paying Agency Agreement, dated as of February 10, 2000 among the Issuer, The Chase Manhattan Bank, as Fiscal Agent, and Chase Manhattan Bank Luxembourg S.A., as paying agent (incorporated by reference to exhibit 2.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.3	Senior Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.4	First 8.02% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.5	First 9.15% Note Supplemental Indenture, dated as of December 1, 1998, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.6	Second 8.450% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

(b) Exhibit No:	Description

Exhibit 2.7	Second 8.875% Note Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.10 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.8	Floating Rate Notes, Series A, Supplemental Indenture, dated as of February 25, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10918))

Exhibit 2.9	Third 9.69% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.13 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.10	Third 10.61% Note Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.15 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.11	Floating Rate Notes, Series B, Supplemental Indenture, dated as of July 27, 1999, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.17 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10916))

Exhibit 2.12	Fourth 9.03% Note Supplemental Indenture, dated as of February 10, 2000, between the Issuer and The Chase Manhattan Bank, as Trustee (incorporated by reference to exhibit 2.19 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.13	Receivables Purchase Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.1 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.14	Amendment to the Receivables Purchase Agreement, dated as of February 10, 2000, among the Issuer, P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services B.V., and Pemex Exploración y Producción (incorporated by reference to Exhibit 2.34 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

Exhibit 2.15	Servicing and Collection Agency Agreement, dated as of December 1, 1998, among the Issuer, P.M.I. Services, B.V., P.M.I. Comercio Internacional, S.A. de C.V., in its individual capacity and as Servicer, Petróleos Mexicanos, solely as Investment Manager, and UBS AG, New York Branch as Collection Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

(b) Exhibit No:	Description

Exhibit 2.16	Letter Agreement, dated as of December 14, 1998, between the Issuer and Petróleos Mexicanos (incorporated by reference to Exhibit 10.3 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 2.17	Letter Agreement, dated as of February 25, 1999, among Petróleos Mexicanos, the Issuer, P.M.I. Services B.V., P.M.I. Comercio Internacional, S.A. de C.V. and Pemex Exploración y Producción (incorporated by reference to Exhibit 10.4 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 30, 1999 (registration statement no. 333-10920))

Exhibit 11.1	Pemex Finance Ltd. Code of Ethics (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC (Commission file No. 333-10920-01) on June 30, 2004)

Exhibit 12.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1	Annual report on Form 20-F of Petróleos Mexicanos, for the year ended December 31, 2006, as filed with the SEC (Commission file No. 0-99) on July 2, 2007 (incorporated herein by reference)

Exhibit 99.2	U.S. Market Analysis for Mexican Crude Oil, prepared by Purvin & Gertz, Inc. (incorporated by reference to exhibit 99.6 to the Registration Statement of Pemex Finance Ltd. and Petróleos Mexicanos on Form F-4 filed on September 27, 2000 (registration statement no. 333-12614))

SIGNATURE
The registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PEMEX FINANCE LTD.
/s/ Eduardo R. Calvo Barbeau
Eduardo R. Calvo Barbeau
Director and President

Date: June 27, 2008

PEMEX FINANCE LIMITED
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

PEMEX FINANCE LIMITED
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors of
Pemex Finance Limited
We have audited the accompanying balance sheets of Pemex Finance Limited (the “Company”) as of December 31, 2007 and 2006, and the related statements of income, of changes in shareholder’s equity and of cash flows for each of the three years in the period ended December 31, 2007, all expressed in US dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pemex Finance Limited at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
PricewaterhouseCoopers, S. C.
José Luis Guzmán
Audit Partner
México City, May 13, 2008

PEMEX FINANCE LIMITED
BALANCE SHEETS
(Notes 1 and 2)
Thousands of U.S. dollars

	December 31,
	2007	2006
Assets
CURRENT ASSETS:
Cash and cash equivalents	$237,411	$37,610
Liquidity account (Note 4)	180,251	171,606
Current purchased accounts receivable (Notes 2c. and 5)	1,499,225	1,557,388
Other accounts receivable	—	8
Rights to future (ungenerated) purchased accounts receivable (Notes 2c. and 5)	—	541,075

Total current assets	1,916,887	2,307,687

Total assets	$1,916,887	$2,307,687

Liabilities and Shareholder’s Equity
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$351,129	$408,982
Accounts payable and accrued expenses	302	482

Total current liabilities	351,431	409,464

LONG-TERM LIABILITIES:
Long-term debt (Note 6)	1,196,669	1,530,001
Subordinated debt to Petróleos Mexicanos (Notes 6 and 7)	238,486	238,490

Total long-term liabilities	1,435,155	1,768,491

Total liabilities	1,786,586	2,177,955

SHAREHOLDER’S EQUITY (Note 10):
Capital stock	1	1
Retained earnings	130,300	129,731

Total shareholder’s equity	130,301	129,732

Total liabilities and shareholder’s equity	$1,916,887	$2,307,687

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED
STATEMENTS OF INCOME
(Notes 1 and 2)
Thousands of U.S. dollars

	Year ended December 31,
	2007	2006	2005

Revenues:
Interest income from discount on purchased accounts Receivable (Note 2d.)	$175,296	$218,278	$304,226
Interest income from highly liquid temporary investments	16,625	14,330	12,412

Total revenues	191,921	232,608	316,638
Interest expense (Notes 6 and 7)	(188,853)	(225,344)	(317,906)
Make-whole premium (Note 6)	—	—	(96,377)
General and administrative expenses (Note 8)	(2,499)	(2,446)	(2,781)

Net income (loss)	$569	$4,818	$(100,426)

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Notes 1, 2 and 10)
Thousands of U.S. dollars

			Total
	Capital	Retained	shareholder’s
	stock	earnings	equity

Balances as of January 1, 2005	$1	$225,339	$225,340
Net loss		(100,426)	(100,426)

Balances as of December 31, 2005	1	124,913	124,914
Net income		4,818	4,818

Balances as of December 31, 2006	1	129,731	129,732
Net income		569	569

Balances as of December 31, 2007	$1	$130,300	$130,301

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED
STATEMENTS OF CASH FLOWS
(Notes 1 and 2)
Thousands of U.S. dollars

	Year ended December 31,
	2007	2006	2005

Operating activities:

Net income (loss)	$569	$4,818	$(100,426)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Amortization of debt issuance costs	21	44	191

Change in assets and liabilities:
Current purchased accounts receivable	7,201	1,843	9,682
Other	8	18	(23)
Accounts payable and accrued expenses	(180)	335	(1,850)
Accrued interest payable	(4,543)	(3,979)	(18,422)
Liquidity account	(8,645)	(45,644)	54,883
Collections of accounts receivable, net of discounts collected	26,964,031	23,951,434	18,767,169
Purchases of accounts receivable and rights to future (ungenerated) accounts receivable	(26,371,994)	(23,659,546)	(16,807,310)

Net cash provided by operating activities	586,468	249,323	1,903,894

Financing activities:

Subordinated debt reborrow			70,000
Payments of long-term debt	(386,667)	(390,001)	(1,849,412)

Net cash used in financing activities	(386,667)	(390,001)	(1,779,412)

Cash and cash equivalents:

Net change of the year	199,801	(140,678)	124,482
At the beginning of the year	37,610	178,288	53,806

At the end of the year	$237,411	$37,610	$178,288

Supplemental cash flow information:
Interest and make-whole premium paid	$193,375	$229,280	$425,617

The accompanying notes are an integral part of these financial statements.

PEMEX FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
Amounts in thousands of U.S. dollars
NOTE 1 — THE COMPANY:
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
On May 13, 2008 the Company’s Board of Directors approved the issuance of these financial statements. Neither the Pemex Finance Trust nor PEMEX are allowed to amend the financial statements after issued, unless the Board of Directors approve any modification thereof in writing, and as long as not prohibited by any applicable laws and regulations.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:
a.	Basis of presentation -

The financial statements have been prepared in accordance and comply with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The measurement basis used in preparing these financial statements is historical basis. The Company’s functional and reporting currency is the U.S. dollar.

b.	Financial assets -

The Company’s financial assets are cash and cash equivalents and receivables. The receivables are classified in current purchased accounts receivable and rights to future (ungenerated) purchased accounts receivable.

The Company’s current purchased accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

c.	Accounts receivable -

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

The Designated Customers are normally major oil companies, highly rated by recognized rating agencies and strictly monitored by Comercio with respect to their financial position and results of operation. The Designated Customers’ ability to comply with their financial commitments has not historically resulted in delinquencies. However, in the event the Company had objective evidence that it will not be able to collect all amounts due according to the original terms of receivables, a provision for impairment of accounts receivable would be established. Significant financial difficulties of the Designated Customers, probability that the Designated Customers will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. During the years ended December 31, 2007, 2006 and 2005, there were not delinquencies or other evidence of any receivable was impaired. The amount of the provision for impairment of accounts receivable, if any, would be the difference between the receivables’ carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the loss is recognized in the income statement. When an account receivable is uncollectible, it is written off against the provision for impairment of accounts receivable. Subsequent recoveries of amounts previously written off are credited in the income statement.

As of December 31, 2007 and 2006, accounts receivable turnover is an average of 30 days.

d.	Revenue recognition -

Revenue from the discount on purchased accounts receivable is recorded as income when interests are generated as described below:
i.	Discounts on future (ungenerated) purchased accounts receivable (Eligible Receivables of Designated Customers that have not yet been generated by Comercio) are determined by applying the relevant discount rate (as determined on the date on which the purchase price for such Eligible Receivables was paid to Services) to the daily balance of future Eligible Receivables as determined by the purchase date. Such discounts are recorded as income from discount on Purchased Eligible Receivables as earned on a daily basis using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial assets or, when appropriate, a shorter period to the net carrying amount of the financial assets.

ii.	Discounts on current purchased accounts receivable (Eligible Receivables of Designated Customers that have been generated by Comercio) are determined by applying the relevant discount rate to the corresponding invoice amount based on the number of days elapsed from the purchase day to the payment day. The related discount is recorded as income when earned during this period using the effective interest method. Any unearned discount at the date of the financial statements is presented netting the current purchased accounts receivable.

iii.	The total amount of the discount on each Eligible Receivable (i.e., the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to Services. As of December 31, 2007 the discount rate for Eligible Receivables purchased was 9.73284% (9.74631% as of December 31, 2006). During 2007 the discount rate applied to purchase Eligible Receivables fluctuated between a range of 9.73284% and 9.80386% (between 9.59709% and 9.74631% during 2006 and between 9.21259% and 9.59709% during 2005).
e.	Accounting estimates -

Preparation of financial statements in conformity with IFRS requires that management makes estimates and assumptions that affect the amounts reported of assets and liabilities at the date of the financial statements and the amounts reported of revenues and expenses during the reported period. Actual results could differ from those estimates.

f.	Cash and cash equivalents -

The Company considers as cash equivalents all deposits with original maturities of less than three months.

g.	Borrowings -

Borrowings are recognized at fair value, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

h.	Provisions -

Provisions on the balance sheet are recognized when the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

i.	New accounting pronouncements under IFRS -

In August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. In August 2005, the IASB issued IFRS 7, “Financial Instruments: Disclosures, relating to disclosure requirements for financial instruments”. The Company adopted the amendments to IAS 1 and IFRS 7 as of January 1, 2007.
•	IFRS 7 “Financial Instruments: Disclosures”. The impact of the new standard has been to expand the disclosures provided in the financial statements regarding the Company’s financial instruments. The Company’s financial instruments include cash equivalents, accounts receivable and borrowings (see Note 3).

•	IAS 1 (Amendment), “Presentation of Financial Statements”: Capital Disclosures requires qualitative and quantitative disclosures to enable users to evaluate an entity’s objectives, policies and processes for managing capital.
The adoption of each of the above mentioned standards did not have a material impact to the Company’s balance sheet, statement of income or cash flows.
The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2007 but they are not relevant to the Company’s operations:
•	IFRS 4 “Insurance contracts”.

•	IFRIC 7 “Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies”.

•	IFRIC 8 “Scope of IFRS 2”.

•	IFRIC 9 “Re-assessment of embedded derivatives”.

•	IFRIC 10 “Interim financial reporting and impairment”.

•	IFRIC 11 IFRS2 — “Group and Treasury Share Transactions”.
The following standards, amendments and interpretations to the existing standards have been published and are mandatory for the Company’s accounting periods beginning on or after January 1, 2008 or later periods but the adoption of these standards are not expected to have a material impact on the Company’s financial statements:
•	IAS 23 (Amendment) “Borrowing costs”.

•	IFRS 8 “Operating segments”.

•	IFRIC 14 “IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction”.

•	IFRIC 12 “Service concession arrangements”.

•	IFRIC 13 “Customer loyalty programs”.
j.	Segment reporting -

Most of the Company’s accounts receivable are related to companies based in the United States. Accordingly the Company’s one reportable segment is of acquired accounts receivable in the United States.

NOTE 3 — SIGNIFICANT RISKS:
a. Credit risk
Credit risk arises from cash equivalents and deposits with banks and financial institutions, as well as credit exposure to trade receivables.
The Company’s cash equivalents are high-quality securities placed with several financial institutions. The Company’s cash equivalents and permitted investments deposited in the liquidity account include securities issued, unconditionally and fully guaranteed or insured by the full faith and credit of the government of the United States, Canada, Switzerland or any member country of the European Union and rated one of the two highest ratings obtainable by Moody’s and Standard & Poor’s and, if rated by Duff & Phelps or Fitch, by any such rating agency. Cash equivalents and permitted investments also include dollar-denominated commercial paper, certificates of deposit and eurodollar time deposits or other debt instruments with maturities of one year or less from the time acquired and rated by the aforementioned rating agencies.
The Company is exposed to concentration of credit risk primarily as a result of holding current and future purchased accounts receivable. Current purchased receivables are dispersed among a Designated Customer base of companies incorporated in the United States, Canada Mexico and Aruba although the majority are in the United States; and purchased future accounts receivable (to be delivered by Comercio upon generation) represent amounts paid to Services on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by Comercio after receipt of the purchase price) constitute purchase of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by Comercio, which without further action are transferred to, and become the property of the Company.
The aggregated number of Designated Customers that purchased crude oil from Comercio in 2006 and in 2007 decreased to 10 customers. That reduction in the number of Designated Customers and the merger of certain Designated Customers, have caused the percentage of the total volume of accounts receivable sold to the Company represented by certain Designated Customers to increase. Credit risk with respect to trade receivables is concentrated due to the limited number of customers. Five customers represent 85% and 75% of accounts receivable at December 31, 2007 and 2006, respectively.

Comercio focuses its marketing effort on strengthening customer relationships and bases its marketing strategy on maintaining long-term commercial relationships and customer loyalty. Most of Comercio’s crude oil customers are long-standing customers that have had relationships with PEMEX for 15 to 20 years.
Comercio’s Credit Department evaluates the creditworthiness of each potential customer. Based on an evaluation of the customer’s financial position, estimated business potential and current market conditions, the Credit Department recommends a specific credit limit and terms and conditions, including whether the customer should be required to provide advanced payment or a letter of credit issued by a qualified bank. This assessment, which involves financial analysis, focuses primarily on the customer’s capacity to generate cash flow and its prior credit history. Comercio also considers country and sovereign risk is also considered in the analysis. Based on this information, Comercio’s credit department issues an opinion to the credit committee on the creditworthiness of the future customer. The Comercio’s credit committee is responsible for evaluating types of credits, and meets at least once a month. Its members include Comercio’s directors and finance manager. At least once a year the financial area will reevaluate its recommendations regarding each credit line. All lines of credit are submitted to the credit committee for renewal at maturity. If a customer has not purchased from Comercio during the prior two years, its line of credit will not be renewed until it is needed. The Credit Department area takes primary responsibility for monitoring Comercio’s credit exposure on a daily basis. The Credit Department area is a subdivision of the Finance Department, which is composed of the finance manager, the accounting manager, the risk management department, the systems manager and the treasurer.
Comercio has a comprehensive program for monitoring its outstanding receivables. Senior management in the commercial and finance areas is notified of any overdue payments by a customer on a daily basis, and may suspend future sales to that customer or cancel its credit unless the customer promptly pays its overdue invoices. The Credit Department also monitors the creditworthiness of existing customers, including affiliated customers, adjusting the terms of sale to reflect changes in each customer’s creditworthiness.
Under certain circumstances, upon failure by Comercio to perform under certain of its covenants under the RPA, the Company may choose to require Services, and Services to require Comercio, to repurchase all or any of the outstanding accounts receivable (whether current or future), denominated as affected receivables.
Under the terms of the RPA, absent a failure by Comercio to comply with its covenants, the Company has no recourse against Comercio in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA becomes uncollectible.
b. Market risk
The Company’s interest rate risk arises from the exposure to interest rate risk on long-term floating rate Notes (see Note 6). Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rate expose the Company to fair value interest rate risk. At December 31, 2007 and 2006, the proportion of floating rate debt was 16.0% and 12.6%, respectively, to total debt outstanding. This risk is mitigated since the calculation of the income discount rate is based on current debt service cost plus a margin which is based on expected administrative cost.

At December 31, 2007 and 2006, the carrying amounts of cash and cash equivalents, liquidity account, purchased accounts receivable and accruals and accounts payable approximate their fair value due to the relative short maturity of such instruments. The estimated fair value of the long-term publicly traded debt is the published price quotation in the market at December 31, 2007 and is shown in Note 6. The estimated fair value of the subordinated debt to PEMEX is determined by discounting the amounts of future interest and principal payments, at the three-month LIBOR rate at the date of fair value calculation plus 300 basis points.
The Company does not use any derivative instruments to manage this primary market exposure. Further, since all of the Company’s debt is dollar denominated, the Company is not subject to material foreign exchange rate risk.
The Company is also exposed to the risk associated with Comercio’s ability to generate the appropriate volume of accounts receivable of Designated Customers, which is dependent on numerous factors including production, demand and price levels of Mexican crude oil.
c. Liquidity risk
The Company’s sources of liquidity are collections on purchased receivables, the proceeds of debt issuances and additional capital contributions. The collections on purchased receivables are determined by the volume of Eligible Receivables generated, which is in turn affected by the volume of crude oil exported and by international oil prices.
By acquiring such Eligible Receivables on an on-going basis, the Company generates the cash flows required to service its debt, pay its operating expenses, maintain a liquidity facility with the Fiscal Agent and purchase additional accounts receivable.
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

NOTE 4 — LIQUIDITY ACCOUNT:
Under the Fiscal and Paying Agency Agreement (Fiscal Agency Agreement) dated as of December 1, 1998 among the Company, The JP Morgan Chase Bank, as Fiscal Agent, and The Chase Manhattan Bank of Luxembourg, S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the Liquidity Account. Under the terms of the Company’s long-term notes (excluding subordinated debt to PEMEX), the cash balance and permitted investments standing to credit such account at any date, shall be at least equal to an amount, determined at such date, equal to the sum of the next payment of debt service. At December 31, 2007 and 2006, the balance in the Liquidity Account represents cash and permitted investments standing to the credit of such account, including interest earned on such amounts, and such balance is not considered to be cash equivalent.
NOTE 5 — CURRENT AND FUTURE PURCHASED ACCOUNTS RECEIVABLE:
As mentioned in Notes 1 and 2c., the Company purchases Eligible Receivables of Designated Customers from Services. Other than in limited circumstances, the Company has no recourse to or claim against Services for funds advanced toward payment of Eligible Receivables (see Note 2c.). Services satisfies all its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by Comercio, without regard to any concentration limit by Designated Customers.
The Company buys receivables that have been generated by Comercio, or will be generated in the future, from the exports by Comercio of crude oil to certain Designated Customers. In recent years, the volume of crude oil sold by Comercio has remained constant but international crude oil prices have experienced significant increases. The latter has decreased the time required for future (ungenerated) purchased accounts receivable to become current purchased accounts receivables at any given date, and consequently the amount of rights to future (ungenerated) purchased accounts receivable have decreased over the last three years.

NOTE 6 — LONG-TERM DEBT:
Long-term debt as of December 31, 2007 and 2006 is summarized as follows:

	December 31,
	2007 *	2006 *

December 14, 1998 issuances:
8.02% Notes due 2007		$58,907
9.15% Notes due 2018	$252,752	252,742

Subtotal	252,752	311,649

February 25, 1999 issuances:
8.450% Notes due 2007		8,421
8.875% Notes due 2010	161,775	202,219
Floating Rate Notes due 2014	101,053	101,126

Subtotal	262,828	311,766

July 27, 1999 issuances:
9.69% Notes due 2009	212,544	333,997
10.61% Notes due 2017	202,652	202,652

Subtotal	415,196	536,649

July 27, 1999 additional issuances:
Floating Rate Notes due 2014	91,152	91,243

Subtotal	91,152	91,243

February 10, 2000 issuances:
9.03% Notes due 2011	525,870	687,676

Subtotal	525,870	687,676

Total debt	1,547,798	1,938,983
Less: Current portion	351,129	408,982

Total long-term debt	$1,196,669	$1,530,001

*	Includes accrued interest and, if applicable, unamortized debt issuance cost.
Interest is payable quarterly for each of these series of notes.

The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the ratio of total liabilities to equity (as defined in the Fiscal and Paying Agency Agreement, “Equity” includes the subordinated debt to PEMEX) shall not be greater than 7 to 1 and that the Company will maintain a debt service coverage ratio of at least 3 to 1, which is calculated as the sum of: 1) the aggregate amount of quarterly payments made to the Company by obligors on the purchased receivables; 2) capital contributions, including the proceeds of the subordinated debt, in the form of cash or permitted investments, and 3) quarterly income from permitted investments, divided by the maximum aggregate amount of scheduled debt service. As of December 31, 2007 and 2006, the Company was in compliance with both covenants.
As a part of the Company’s debt management and in order to reduce the financing cost of its outstanding debt, on June 27, 2005, the Company redeemed and paid in full the entire outstanding principal amount of 6.550% notes due 2008, 6.30% notes due 2010, 7.33% notes due 2012 and 7.80% notes due 2013 in accordance with the terms thereof, at an aggregate redemption price equal to US$1,098.4 million. The redemption price was equal to 100% of the outstanding principal amount of each series of Notes that were redeemed (US$994 million), plus: i) accrued and unpaid interest thereon to the redemption date (US$8 million), plus ii) an amount equal to the applicable make-whole premium calculated pursuant to the relevant supplemental indenture (US$96.4 million).
During the year ended December 31, 2007, the Company paid principal amounting to US$387 million (US$390 million during 2006).
Interest incurred from the Company’s indebtedness for the years ended December 31, 2007, 2006 and 2005, amounted to US$159 million, US$196 million and US$254 million, respectively. The accrued interest payable as of December 31, 2007 and 2006 amounted to US$17.9 million and US$22.4 million, respectively.
Annual maturities of the long-term debt outstanding for the next five years are as follows:

Year ending

2008	$351,129

Long-term debt:
2009	303,333
2010	213,334
2011	65,000
2012	33,333
2013 and thereafter	581,669

1,196,669

Total debt	$1,547,798

The estimated fair value of the Company’s long term debt is as follows:

	December 31, 2007		December 31, 2006
	Carrying value	Fair value	Carrying value	Fair value

Total debt	$1,547,796	$1,747,955	$1,938,983	$2,166,466

Subordinated debt to PEMEX (See Note 7)	$238,487	$332,014	$238,490	$322,222

NOTE 7 — SUBORDINATED DEBT TO PEMEX:
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
Interest incurred from the subordinated debt for the years ended December 31, 2007, 2006 and 2005, amounted to US$30.0 million, US$29.8 million and US$56.5 million, respectively. The accrued interest payable as of December 31, 2007 and 2006 amounted to US$3.7 million and US$3.7 million, respectively. At December 31, 2007 and 2006, the interest rate on the subordinated debt was 9.73284% and 9.74631%, respectively, plus 300 basis points.
NOTE 8 — TRANSACTIONS WITH THE PEMEX GROUP:
The Company is a related party of PEMEX since, as described in Note 10, PEMEX signed an option agreement pursuant to which it has an option to purchase all shares of the Company after the Company repays all of its indebtedness. As a result of signing this option agreement, the financial position and results of operations of the Company are consolidated in the financial statements of PEMEX. In addition, all of the Company’s operations to purchase current and future accounts receivable are with Services, an indirect wholly-owned subsidiary of PEMEX.
During the years ended December 31, 2007, 2006 and 2005, the Company purchased from Services accounts receivable and rights to future (ungenerated) accounts receivable totaling US$26,371,994, US$23,659,546 and US$16,807,310, respectively. Also, at December 31, 2007 and 2006, the Company has subordinated debt outstanding from PEMEX of US$238,487 and US$238,490 (see Notes 6 and 7).

Pursuant to the RPA, the Company pays to Services a margin for services provided, recorded in general and administrative expenses in the statements of income. Total fees paid during the year ended December 31, 2007 amounted to US$1,629 (US$1,450 for the year ended December 31, 2006 and US$1,146 for the year ended December 31, 2005) and accrued fees payable as of December 31, 2007 totaled US$207 (US$205 at December 31, 2006).
Under the RPA, Comercio is responsible for servicing, managing, collecting and holding any collections in respect of purchased receivables. Contractually, the servicing fee payable to Comercio annually are limited to US$300 and is adjusted for the United States inflation rate on an annual basis. Total fees paid to Comercio for such services for the years ended December 31, 2007, 2006 and 2005 amounted to US$433, US$456 and US$407, respectively, and have been reflected within general and administrative expenses.
During the years ended December 31, 2007, 2006 and 2005 the Company paid to its directors US$10, US$9 and US$2, respectively.
NOTE 9 — INCOME TAXES:
The Company is exempt from taxes under the law of the Cayman Islands. No income tax was paid during the years ended December 31, 2007, 2006, and 2005.
NOTE 10 — SHAREHOLDER’S EQUITY:
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

EXHIBIT INDEX

Exhibit No:	Description

Exhibit 12.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.1	Certification of our president, who performs functions similar to those of a principal executive officer and principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.